As filed with the Securities and Exchange Commission on November 7, 2002
                                                    Registration Nos. 333-40554
                                                                      811-06217

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM S-6

                         Pre-Effective Amendment No. 4

                               -----------------

        FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
             OF UNIT INVESTMENT TRUSTS REGISTERED ON FORMS N-8B-2

                            MONY VARIABLE ACCOUNT L
                             (Exact Name of Trust)

                          MONY LIFE INSURANCE COMPANY
                              (Name of Depositor)

                                 1740 Broadway
                           New York, New York 10019
                    (Address of Principal Executive Office)

                            HAROULA K. BALLAS, ESQ.
                             Counsel -- Operations
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               -----------------

   It is proposed that this filing will become effective (check appropriate box)

    [_]immediately upon filing pursuant to paragraph (b) of Rule 485

    [_]on             pursuant to paragraph (b) of Rule 485

    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485

    [_]on        pursuant to paragraph (a)(1) of Rule 485

    [_]75 days after filing pursuant to paragraph (a)(2) of Rule 485

    [_]on        pursuant to paragraph (a)(2) of Rule 485

   If appropriate, check the following box:

    [_]This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   Title of Securities:  Flexible Premium Variable Universal Life Insurance
Policy

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                  PROSPECTUS
                               November 12, 2002
                Flexible Premium Variable Life Insurance Policy
                                   Issued by
                          MONY Life Insurance Company
                            MONY Variable Account L

MONY Life Insurance Company (the "Company") issues a flexible premium variable life insurance policy described in this Prospectus. Among the policy's many terms are:

Allocation of Premiums and Cash Values:

.. The policy owner can tell us what to do with the premium payments. The policy owner can also tell us what to do with the cash values the policy may create as a result of those premium payments.

 . The policy owner can tell us to place them into a separate account. That separate account is called MONY Variable Account L.

   . If the policy owner does, the owner can also tell us to place premium payments and cash values into any or all of 52 different subaccounts. Each of these subaccounts seeks to achieve a different investment objective. If the policy owner tells us to place the premium payments and cash values into one or more subaccounts of the separate account, the policy owner bears the risk that the investment objectives will not be met. That risk includes not earning any money on premium payments and cash values and also that premium payments and cash value may lose some or all of their value.

 . The policy owner can also tell us to place some or all of the premium payments and cash values into our account. Our account is called the Guaranteed Interest Account. If the policy owner elects the Guaranteed Interest Account, we will guarantee that those premium payments and cash values will not lose any value. We also guarantee that we will pay not less than 4.0% interest annually. We may pay more than 4.0% if we choose. Premium payments and cash values the policy owner places into the Guaranteed Interest Account become part of our assets.

Death Benefit:

.. We will pay death benefit proceeds to the named beneficiary if the insured dies before age 95 while the policy is in effect. The death proceeds will never be less than the amount specified in the policy. It may be greater than the amount specified if the policy's cash values increase.

Living Benefits:

.. The policy owner may ask for some or all of the policy's cash value at any time. The policy owner may borrow up to 90% of the policy's cash value from us at any time. The policy owner will have to pay interest to us on the amount borrowed.

Charges and Fees:

.. The policy allows us to deduct certain charges from the cash value. These charges are detailed in the policy and in this prospectus.

These are only some of the terms of the policy. Please read the prospectus carefully for more complete details of the policy.

This prospectus comes with prospectuses for The Alger American Fund, Dreyfus Variable Investment Fund, Enterprise Accumulation Trust, Fidelity Variable Insurance Products, INVESCO Variable Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund,
Inc., PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., The Universal Institutional Funds, Inc, and Vanguard(R) Variable Insurance Fund.
You should read these prospectuses carefully and keep them for future reference.

This prospectus must be accompanied by the prospectuses for the underlying funds.

Interests in the policies and shares of the funds are not deposits or obligations of or guaranteed by a bank, and are not federally insured by the Federal Deposit Insurance Corporation or any other government agency.

It may not be to your advantage to purchase this policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if you already own another variable life insurance policy. It also may not be to your advantage to finance the purchase of this policy through a loan or through withdrawals from another policy that you already own.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               Table of Contents

                                                                       Page
                                                                       ----
    Summary of the Policy.............................................   1
     Important Policy Terms...........................................   1
     Purpose of the Policy............................................   1
     Explanation of a Case............................................   2
     Policy Premium Payments and Values...............................   2
     Charges and Deductions...........................................   3
     Fees and Expenses of the Funds...................................   4
     Other Policies...................................................   6
     The Death Benefit................................................   7
     Premium Features.................................................   7
     Allocation Options...............................................   8
     Transfer of Account Value........................................   8
     Policy Loans.....................................................   8
     Full Surrender...................................................   8
     Partial Surrender................................................   8
     Right to Return Policy Period....................................   9
     Grace Period and Lapse...........................................   9
     Tax Treatment....................................................   9
     Riders...........................................................  10
     Contacting the Company...........................................  10
    Detailed Information About the Company And MONY Variable Account L  10
     MONY Life Insurance Company......................................  10
     MONY Variable Account L..........................................  10
    The Funds.........................................................  11
     Purchase of Portfolio Shares by MONY Variable Account L..........  18
    Detailed Information About The Policy.............................  19
     Application for a Policy.........................................  19
     Right to Examine a Policy -- Right to Return Policy Period.......  21
     Premiums.........................................................  21
     Choice of Definition of Life Insurance...........................  22
     Guaranteed Death Benefit.........................................  23
     Allocation of Net Premiums.......................................  24
     Death Benefits under the Policy..................................  24
     Death Benefit Options............................................  25
     Changes in Death Benefit Amounts.................................  26
     Guaranteed Death Benefit Rider...................................  29
     Other Optional Insurance Benefits................................  29
     Benefits at Maturity.............................................  30
     Enhanced Cash Value Rider........................................  31
     Policy Values....................................................  31
     Determination of Account Value...................................  32
     Calculating Unit Values for Each Subaccount......................  33
     Transfer of Account Value........................................  33
     Transfers by Third Party.........................................  33
     Right to Exchange Policy.........................................  34
     Policy Loans.....................................................  34
     Full Surrender...................................................  35
     Partial Surrender................................................  35
     Grace Period and Lapse...........................................  36
     Deductions from Premiums.........................................  38
     Deductions from Account Value....................................  39
     Guarantee of Certain Charges.....................................  41
     Corporate Purchasers -- Reduction of Charges.....................  42

                                                                         Page
                                                                         ----
  Other Information.....................................................  42
    Tax Considerations..................................................  42
    Tax Status of the Policy............................................  42
    Tax Treatment of Policy Benefits....................................  43
    Voting of Fund Shares...............................................  46
    Disregard of Voting Instructions....................................  46
    Report to Policy Owners.............................................  46
    Substitution of Investments and Right to Change Operations..........  47
    Changes to Comply with Law..........................................  47
  Performance Information...............................................  48
  The Guaranteed Interest Account.......................................  48
    General Description.................................................  49
    Policy Charges......................................................  49
    Transfers...........................................................  50
    Surrenders and Policy Loans.........................................  50
  More About The Policy.................................................  50
    Ownership...........................................................  50
    Beneficiary.........................................................  50
    The Policy..........................................................  51
    Notification and Claims Procedures..................................  51
    Payments............................................................  51
    Payment Plan/Settlement Provisions..................................  52
    Payment in Case of Suicide..........................................  52
    Assignment..........................................................  52
    Errors on the Application...........................................  52
    Incontestability....................................................  52
    Policy Illustrations................................................  53
    Distribution of the Policy..........................................  53
    Policy Owner Services...............................................  54
  More About The Company................................................  55
    Management..........................................................  55
    State Regulation....................................................  56
    Records and Accounts................................................  56
    Legal Proceedings...................................................  57
    Legal Matters.......................................................  57
    Registration Statement..............................................  57
    Independent Accountants.............................................  57
    Financial Statements................................................  57
  Index to Financial Statements......................................... F-1
    Appendix A.......................................................... A-1
    Appendix B.......................................................... B-1
    Appendix C.......................................................... C-1
    Appendix D.......................................................... D-1
    Appendix E.......................................................... E-1
    Appendix F.......................................................... F-1
    Appendix G.......................................................... G-1

                             SUMMARY OF THE POLICY

   This summary provides you with a brief overview of the more important aspects of your policy. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your policy. This summary and the entire prospectus, will describe the part of the policy involving Variable Account L. The prospectus also briefly will describe the Guaranteed Interest Account. The Guaranteed Interest Account is also described in your policy. Before purchasing a policy, we urge you to read the entire prospectus carefully.

Important Policy Terms

   We are providing you with definitions for the following terms to make the description of the policy provisions easier for you to understand.

   Account Value -- The sum of the amounts under the policy held in each subaccount of MONY Variable Account L, the Guaranteed Interest Account and the Loan Account.

   Cash Value -- The Account Value of the policy plus any refund of sales charge.

   Guaranteed Interest Account -- This account is part of the general account of the Company. The policy owner may allocate all or a part of the policy's net premium payments to this account. This account will credit the policy owner with a fixed interest rate (which will not be less than 4.0%) declared by the Company. (For more detailed information, see "The Guaranteed Interest Account".)

   Loan Account -- An account to which amounts are transferred from the subaccounts of MONY Variable Account L and the Guaranteed Interest Account as collateral for any loan the policy owner requests. We will credit interest to the Loan Account at a rate not less than 4.0%. The Loan Account is part of the Company's general account.

   Minimum Annual Premium -- The amount the Company determines is necessary to keep the policy in effect.

   Outstanding Debt -- The unpaid balance of any loan which the policy owner requests on the policy. The unpaid balance includes accrued loan interest that is due and has not been paid by the policy owner.

   Specified Amount -- The minimum death benefit for as long as the policy remains in effect.

   Target Death Benefit -- The Target Death Benefit is the amount specified in the application for the policy, or as changed by the policy owner from time to time (Specified Amount) plus the Adjustable Term Insurance Rider's benefit amount. You only have a Target Death Benefit if you have an Adjustable Term Insurance Rider.

   Valuation Date -- Each day that the New York Stock Exchange is open for trading or any other day on which there is sufficient trading in the securities of a Fund portfolio to materially affect unit value of that Subaccount of MONY Variable Account L.

Purpose of the Policy

   The policy offers insurance protection on the life of the insured. If the insured is alive on the anniversary of the policy date when the insured is age 95, a maturity benefit will be paid instead of a death benefit. The policy offers two base death benefit options. Under Option 1, the base death benefit is equal to the greater of the Specified Amount in force on the date of the insured's date of death plus the increase, if any, in Account Value since the last monthly anniversary day, or the Cash Value on the insured's date of death multiplied by the applicable death benefit percentage. Under Option 2, the base death benefit is equal to the greater of the

Specified Amount in force on the insured's date of death plus Account Value on the insured's date of death, or the Cash Value on the date of insured's death multiplied by the applicable death benefit percentage. The policy also provides surrender and loan privileges. The policy offers a choice of investment alternatives and an opportunity for the policy's Account Value and its death benefit to grow based on investment results. In addition, the policy owner chooses the amount and frequency of premium payments, within certain limits. If you are already entitled to favorable tax treatment, you should satisfy yourself that the features of the policy meet your other financial goals before you buy the policy.

Explanation of a Case

   Each policy must be a part of a case. A case is a grouping of one or more policies connected by a non-arbitrary factor. Examples of factors are individuals who share a common employment, business or other relationship. The sum of the premiums to be received by the Company in the first policy year for the policies representing the case must be at least $100,000. The Company at its sole discretion will determine what constitutes a case. A case may have one policy owner (e.g., a single entity that owns all the policies in the case) or as many policy owners as there are policies in the case.

Policy Premium Payments and Values

   The Company receives the policy premium payments. From those premium payments, the Company makes deductions to pay premium and other taxes imposed by state and local governments. The Company makes deductions to cover the cost to the Company of a deferred acquisition tax imposed by the United States government. The Company will also deduct a sales charge to cover the costs of making the policies available to the public. After deduction of these charges, the amount remaining is called the net premium payment.

   The policy owner may allocate net premium payments among the various subaccounts of MONY Variable Account L and/or the Guaranteed Interest Account. The net premium payments the owner allocates among the various subaccounts of MONY Variable Account L may increase or decrease in value on any day depending on the investment experience of the subaccounts the owner selects. The death benefit may or may not increase or decrease depending on several factors including the death benefit option chosen. The death benefit will never decrease below the Specified Amount of your policy.

   Net premium payments allocated to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 4.0%.

   The value of the net premium payments allocated to MONY Variable Account L and to the Guaranteed Interest Account is called the Account Value. There is no guarantee that the policy's Account Value and/or death benefit will increase. You bear the risk that the net premiums and Account Value allocated to MONY Variable Account L may be worth more or less while the policy remains in effect.

   If the policy owner cancels the policy and returns it to the Company during the Right to Return Policy Period, we will refund premiums paid. After the Right to Return Policy Period, the owner may cancel his or her policy by surrendering it to the Company. The Company will pay the owner the Account Value plus any applicable refund of sales charges less any Outstanding Debt. The Account Value plus any applicable refund of sales charge is called the Cash Value of the policy.

   Charges and fees such as the cost of insurance, administrative charges, and mortality and expense risk charges are imposed by the policy. These charges and fees are deducted by the Company from the policy's Account Value and are described in further detail below.

   The policy remains in effect until the earliest of:

       . A grace period expires without the payment of sufficient additional premium to cover policy charges or repayment of the Outstanding Debt.

       .  Age 95.

       .  Death of the insured.

       .  Full surrender of the policy.

   Generally, the policy remains in effect only as long as the Account Value less Outstanding Debt is sufficient to pay all monthly deductions. However, a Guaranteed Death Benefit Rider is also available at the time you purchase the policy. It will extend the time during which the Specified Amount of the policy may remain in effect. The Guaranteed Death Benefit Rider requires the payment of an agreed upon amount of premiums and is discussed below.

Charges and Deductions

   The policy provides for the deduction of the various charges, costs and expenses from the Account Value of the policy. These deductions are summarized in the table below.



                                       Deductions from Premiums
-------------------------------------------------------------------------------------------------------
Sales Charge -- Deducted from premium up        First 10 policy years -- 9%
to the Target Premium                           After the 10th policy year -- 0%
                                                Ten policy years after an increase in Specified
                                                Amount -- 9%
-------------------------------------------------------------------------------------------------------
Tax Charge                                      State and local -- 0% Federal -- 1.25%
-------------------------------------------------------------------------------------------------------

                                     Deductions from Account Value
-------------------------------------------------------------------------------------------------------
Cost of Insurance Charge                        Current cost of insurance rate x net amount at risk* at
                                                the beginning of the policy month
-------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge                 First 10 policy years -- .60% of Account Value
Annual Rate                                     allocated to MONY Variable Account L.
                                                After the 10th policy year -- maximum of .45% of
                                                Account Value allocated to MONY Variable
                                                Account L.
-------------------------------------------------------------------------------------------------------
Administrative Charge (all policies) -- Monthly $7.50
-------------------------------------------------------------------------------------------------------
Guaranteed Death Benefit Charge                 $0.01 per $1,000 of policy Specified Amount. Please
Monthly Charge for Death Benefit Rider          note that the Rider requires that premiums on the
                                                policy itself be paid in order to remain in effect.
-------------------------------------------------------------------------------------------------------
Optional Adjustable Term Insurance Rider        Current cost of insurance rate x net amount at risk* at
Charge --                                       the beginning of the policy month.
Monthly deduction for optional term insurance
benefit added by rider.
-------------------------------------------------------------------------------------------------------
Transaction and Other Charges                   Lesser of $25 or 2% of the partial surrender amount
-- Partial Surrender Fee                        Maximum of $25/1/
-- Transfer of Account Value


* Net amount at risk equals the death benefit payable at the beginning of the policy month less the Account Value at that time.

/1/ Currently the Company does not assess a transfer charge. The Company reserves the right to charge up to a maximum of $25 for transfers.

   We pay compensation to broker-dealers who sell the policies. For a discussion of this compensation, see "Distribution of the Policy."

Fees and Expenses of the Funds

   MONY Variable Account L is divided into subdivisions called subaccounts -- see "MONY Variable Account L". Each subaccount invests exclusively in shares of a designated portfolio. Each portfolio pays a fee to its investment adviser to manage the portfolio. The investment adviser fees for each portfolio are listed in the table below. Each portfolio also incurs expenses in its operations. These expenses are also shown in the table below. These fees and expenses vary by portfolio and are set forth below. Their Boards govern the Funds. Fees and expenses of the Funds are described in more detail in the Funds' prospectuses.

   Information contained in the following table was provided by the respective Funds and has not been independently verified by us.

             Annual Expenses for the Year Ended December 31, 2001
                    (as a percentage of average net assets)

                                                                            Distribution and
                                         Management Fees Other Expenses** Service (12b-1) Fees* Total Expenses **
                                         (After Waivers/ (After Waivers/     (After Waivers/     (After Waivers/
Fund/Portfolio                           Reimbursements) Reimbursements)     Reimbursements)     Reimbursements)
--------------                           --------------- ---------------- --------------------- -----------------

The Alger American Fund -- Class
  O Shares
Alger American Balanced Portfolio             0.75%            0.10%               N/A                0.85%
Alger American MidCap Growth Portfolio        0.80%            0.08%               N/A                0.88%

Dreyfus Variable Investment
  Fund/(1) /--  Initial Shares
Appreciation Portfolio..................      0.75%            0.03%               N/A                0.78%
International Value Portfolio/(2)/......      0.80%            0.60%               N/A                1.40%

Enterprise Accumulation Trust
Growth Portfolio........................      0.75%            0.09%               N/A                0.84%
Small Company Growth Portfolio/(3)/.....      1.00%            0.10%               N/A                1.10%
Small Company Value Portfolio/(3)/......      0.80%            0.10%               N/A                0.90%
Total Return Portfolio/(13)/............      0.55%            0.10%               N/A                0.65%

Fidelity Variable Insurance Products
  Fund (VIP) -- Initial Class
Asset Manager/SM/ Portfolio.............      0.53%            0.11%               N/A                0.64%
Contrafund(R) Portfolio/(4)/............      0.58%            0.10%               N/A                0.68%
Growth & Income Portfolio/(4)/..........      0.48%            0.10%               N/A                0.58%
Growth Portfolio/(4)/...................      0.58%            0.10%               N/A                0.68%

INVESCO Variable Funds, Inc.
INVESCO VIF - Financial Services Fund         0.75%            0.32%               N/A                1.07%
INVESCO VIF - Health Sciences Fund            0.75%            0.31%               N/A                1.06%
INVESCO VIF - Telecommunications Fund         0.75%            0.34%               N/A                1.09%

Janus Aspen Series -- Institutional
  Shares
Capital Appreciation Portfolio..........      0.65%            0.01%               N/A                0.66%
Flexible Income Portfolio...............      0.64%            0.03%               N/A                0.67%
International Growth Portfolio..........      0.65%            0.06%               N/A                0.71%
Worldwide Growth Portfolio..............      0.65%            0.04%               N/A                0.69%

Janus Aspen Series -- Service Shares
Strategic Value Portfolio/(5)/..........      0.55%            0.70%              0.25%               1.50%

                                                                                 Distribution and
                                              Management Fees Other Expenses** Service (12b-1) Fees* Total Expenses **
                                              (After Waivers/ (After Waivers/     (After Waivers/     (After Waivers/
Fund/Portfolio                                Reimbursements) Reimbursements)     Reimbursements)     Reimbursements)
--------------                                --------------- ---------------- --------------------- -----------------

Lord Abbett Series Fund/(6), (7)/ -- Class VC
Bond-Debenture Portfolio.....................       0.50%           0.35%               N/A                0.85%
Mid-Cap Value Portfolio......................       0.75%           0.35%               N/A                1.10%

MFS(R) Variable Insurance Trust/SM/ /(8)/ --
  Initial Class
MFS New Discovery Series/(9)/................       0.90%           0.15%               N/A                1.05%
MFS Total Return Series......................       0.75%           0.14%               N/A                0.89%
MFS Utilities Series.........................       0.75%           0.18%               N/A                0.93%

MONY Series Fund, Inc.
Government Securities Portfolio..............       0.50%           0.12%               N/A                0.62%
Intermediate Term Bond Portfolio.............       0.50%           0.12%               N/A                0.62%
Long Term Bond Portfolio.....................       0.50%           0.12%               N/A                0.62%

PIMCO Variable Insurance Trust/(10)/ --
  Administrative Class
Global Bond Portfolio........................       0.25%           0.65%               N/A                0.90%
Real Return Portfolio........................       0.25%           0.40%               N/A                0.65%

T. Rowe Price Equity Series, Inc./(11)/
Equity Income Portfolio......................       0.85%            N/A                N/A                0.85%
Mid-Cap Growth Portfolio.....................       0.85%            N/A                N/A                0.85%
Personal Strategy Balanced Portfolio.........       0.90%            N/A                N/A                0.90%

The Universal Institutional Funds, Inc. --
  Class I
Core Plus Fixed Income Portfolio/(12)/
  (formerly Fixed Income Portfolio)..........       0.40%           0.31%               N/A                0.71%
Emerging Markets Debt Portfolio..............       0.80%           0.37%               N/A                1.17%
Emerging Markets Equity Portfolio/(12)/......       1.25%           0.87%               N/A                2.12%
Equity Growth Portfolio/(12)/................       0.55%           0.36%               N/A                0.91%
Global Value Equity Portfolio/(12)/..........       0.80%           0.48%               N/A                1.28%
Value Portfolio/(12)/........................       0.55%           0.38%               N/A                0.93%
Vanguard(R) Variable Insurance Fund
Balanced Portfolio...........................       0.11%           0.18%               N/A                0.29%
Diversified Value Portfolio..................      0.135%          0.315%               N/A                0.45%
Equity Income Portfolio......................       0.10%           0.23%               N/A                0.33%
Equity Index Portfolio.......................      0.001%          0.169%               N/A                0.17%
Growth Portfolio.............................       0.12%           0.21%               N/A                0.33%
High Yield Bond Portfolio....................       0.06%           0.22%               N/A                0.28%
International Portfolio......................      0.155%          0.275%               N/A                0.43%
Mid-Cap Index Portfolio......................       0.01%           0.27%               N/A                0.28%
Money Market Portfolio.......................       0.01%           0.17%               N/A                0.18%
REIT Index Portfolio.........................       0.02%           0.37%               N/A                0.39%
Short-Term Corporate Portfolio...............       0.01%           0.20%               N/A                0.21%
Small Company Growth Portfolio...............       0.21%           0.29%               N/A                0.50%
Total Bond Market Index Portfolio............       0.01%           0.21%               N/A                0.22%

----------
* MONY Securities Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from certain portfolio assets attributable to the contracts for providing distribution and shareholder servicing to some of the portfolios.
** "Other Expenses" and "Total Expenses" in the table reflect only contractual waivers and/or reimbursements. Voluntary waivers and/or reimbursements are not reflected in the table.
/(1)/ The expenses shown are for fiscal year ended December 31, 2001. Current or future expenses may be greater or less than those presented. Please consult the underlying mutual fund prospectus for more complete information.
/(2)/ The expenses shown above reflect the portfolio adviser's waiver of fees or reimbursement for the fiscal year ended December 31, 2001. Without such waivers or reimbursements the management fee, "Other Expenses" and "Total Expenses" would have been, as a percentage of assets, 1.00%, 0.60% and 1.60%, respectively.
/(3)/ Enterprise Capital Management, Inc. has contractually agreed to limit expenses on the Portfolios' expenses through May 1, 2003. Without the contractual limitation, the total expenses would have been as follows:
      Small Company Growth - 1.40%; Small Company Value - 1.30%.
/(4)/ Expenses do not include reimbursements. With reimbursements, expenses would have been Growth - 0.65%; Contrafund - 0.64%; Growth & Income - 0.56%. Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time. See the accompanying fund prospectus for details.
/(5)/ Expenses are stated net of contractual waivers from Janus Capital.
      Without waivers, the Strategic Value management fee, other expenses and total expenses would have been 0.65%, 0.70% and 1.60%, respectively.
/(6)/ The Mid-Cap Value and Bond-Debenture Portfolios have each established non
      12b-1 service fee agreements which are reflected under "Other Expenses". /(7)/ The information in the chart above relating to Mid-Cap Value and
      Bond-Debenture Portfolios has been restated to reflect the fees and expenses that will be applicable during 2002. For the year 2001, Lord Abbett & Co. (Lord Abbett), voluntarily waived a portion of its management fees for the Mid-Cap Value portfolio and subsidized a portion of the Mid-Cap Value and Bond-Debenture Portfolios' expenses to the extent necessary to maintain the "Other Expenses" for the Mid-Cap Value and Bond-Debenture Portfolios at an aggregate of 0.35% each Portfolio's average daily net assets. Absent any waivers and reimbursements the total annual gross expenses for the Mid-Cap Value Portfolio would have been 1.20% for the year 2001. Absent any reimbursements the total annual gross expenses for the Bond-Debenture Portfolio would have been 0.33% on an unannualized basis for the period December 3, 2001 (commencement of operations) through December 31, 2001. For the year 2002, Lord Abbett does not intend to waive its management fees for the Mid-Cap Value Portfolio but has contractually agreed to continue to reimburse a portion of the Mid-Cap Value and Bond-Debenture Portfolios' expenses to the extent necessary to maintain the "Other Expenses" for the Mid-Cap Value and Bond-Debenture Portfolios at an aggregate of 0.35% each Portfolio's average daily net assets.
/(8)/ Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.
/(9)/ MFS has contractually agreed, subject to reimbursement, to bear expenses for this series such that New Discovery Series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the average daily net assets of the series during the current fiscal year: 0.15%. This contractual fee arrangement will continue until at least May 1, 2003, unless changed with the consent of the board of trustees which oversees the series. Had these fee reductions not been taken into account, "Other Expenses" would be higher and would equal 0.19%; "Total Expenses" would be higher and would equal: 1.09%.
/(10)/ PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.65% of average daily net assets for the Real Return Portfolio and 0.90% of average daily net assets for the Global Bond Portfolio. Under the Expense Reimbursement Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Without these expense limitations actual "Other Expenses" would have been 0.42% for the Real Return Portfolio and 0.77% for the Global Bond Portfolio and "Total Expenses" would have been 0.67% for the Real Return Portfolio and 1.02% for the Global Bond Portfolio. Ratio of net expenses to average net assets excluding interest expense is 0.65% for the Real Return Portfolio and 0.90% for the Global Bond Portfolio.
/(11)/ Management fees include the ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring and extraordinary items or fees and expenses for the Fund's independent directors.

/(12)/ The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the Portfolios. With these reimbursements and/or fee waivers, the "Total Expenses" and "Other Expenses" are, respectively, 0.70% and 0.31% for the Core Plus Fixed Income Portfolio; 1.75% and 0.87% for the Emerging Markets Equity Portfolio; 0.85% and 0.36% for the Equity Growth Portfolio; 1.15% and 0.48% for the Global Value Equity Portfolio; and 0.85% and 0.38% for the Value Portfolio.

/(13)/ The Total Return Portfolio was not in operation on December 31, 2001.
       These are estimates of annual expenses.

Other Policies

   We may offer other variable life insurance policies which also may invest in the same (or many of the same) Fund portfolios offered under the policy. These policies may have different charges that could affect their subaccounts' performance, and they may offer different benefits.

The Death Benefit

   The minimum Specified Amount is $100,000. However, the Specified Amount may be reduced to $50,000 if at least $50,000 is provided by a Term Insurance Rider added to the policy. The policy owner may elect one of two options to compute the benefits payable upon the insured's death. The policy owner's selection may increase the death benefit.

   Option 1 -- The base death benefit equals the greater of:

       (a)the Specified Amount plus the increase in the Account Value since the last monthly anniversary; or

       (b)the Cash Value on the insured's date of death multiplied by a death benefit percentage required by the Federal tax law definition of life insurance.

   If the policy owner chooses Option 1, favorable investment performance reduces the cost paid for the death benefit. This reduction will decrease the deduction from Account Value.

   Option 2 -- The base death benefit equals the greater of:

       (a)the Specified Amount in force on the insured's date of death, plus the Account Value on the insured's date of death; or

       (b)The Cash Value on the insured's date of death multiplied by a death benefit percentage required by the Federal tax law definition of life insurance.

   If the policy owner chooses Option 2, favorable investment performance will increase the Account Value of the policy. This in turn increases insurance coverage.

   The policy owner may change the death benefit option and increase or decrease the Specified Amount, subject to certain conditions. See "Death Benefits Under the Policy."

   When the policy owner applies for insurance, the policy owner can purchase the Guaranteed Death Benefit Rider. This rider provides a guarantee that the Specified Amount under the policy will remain in effect as long as:

       (a)The required premiums (reduced by any partial surrenders and applicable fees) have been paid; and

       (b)The Account Value exceeds Outstanding Debt.

   See "Guaranteed Death Benefit Rider."

Premium Features

   The policy owner must pay an initial premium equal to at least one fourth of the Minimum Annual Premium. After that, subject to certain limitations, the policy owner may choose the amount and frequency of premium payments as the policy owner's financial situation and needs change.

   When the policy owner applies for a policy, the policy owner determines the level amount to pay at fixed intervals over a specified period of time. The policy owner elects to receive a premium notice on an annual, semiannual, quarterly or monthly basis. However, the policy owner may choose to skip or stop making premium payments. The policy continues in effect until the Account Value (less Outstanding Debt) can no longer cover:

       (1)The monthly deductions for the policy, and

       (2)Any optional insurance benefits added by rider.

   The amount, frequency and period of time over which the policy owner pays premiums may affect whether or not the policy will be classified as a modified endowment contract. You will find more information on the tax treatment of life insurance contracts, including modified endowment contracts under "Tax Considerations."

   The payment of premiums the policy owner specifies on the application will not guarantee that the policy will remain in effect. See "Grace Period and Lapse." If any premium would result in an immediate increase in the net amount at risk, the Company may, (1) reject a part of the premium payment, or (2) limit the premium payment, unless the policy owner provides satisfactory evidence of insurability.

Allocation Options

   The policy owner may allocate premium payments and Account Value among the various subaccounts of MONY Variable Account L. Each subaccount purchases shares of a designated portfolio of The Alger American Fund, Dreyfus Variable Investment Fund, Enterprise Accumulation Trust, Fidelity Variable Insurance Products, INVESCO Variable Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PIMCO Variable Insurance Trust, T. Rowe Price Equity Series, Inc., The Universal Institutional Funds, Inc., and Vanguard(R) Variable Insurance Fund (the "Funds"). The subaccounts available to the policy owner and the investment objectives of each available subaccount are described in detail under "MONY Variable Account L."

Transfer of Account Value

   The policy owner may transfer Account Value among the subaccounts. Subject to certain limitations, the policy owner may also transfer between the subaccounts and the Guaranteed Interest Account. See "Transfer of Account Value."

Policy Loans

   The policy owner may borrow up to 90% of the policy's Account Value (less any Outstanding Debt) from the Company. See "Policy Loans."

   The amount of Outstanding Debt is subtracted from the death benefit. The Outstanding Debt is repaid from the proceeds of a full surrender. See "Full Surrender." Outstanding Debt may also affect the continuation of the policy. See "Grace Period and Lapse." The Company charges interest on policy loans. If the interest is not paid when due, the amount due will be added to the principal amount of the Outstanding Debt.

Full Surrender

   The policy owner can surrender the policy during the insured's lifetime and receive its Cash Value, plus any applicable increase in Cash Value added by the Enhanced Cash Value Rider, less any Outstanding Debt. See "Full Surrender."

   If the policy owner has elected the Enhanced Cash Value Rider, the amount received for a full cash surrender may include an additional percentage of the Cash Value less any Outstanding Debt depending on whether the Enhanced Cash Value Rider is in force and the year the full surrender is made. See "Enhanced Cash Value Rider."

Partial Surrender

   The policy owner may request a partial surrender if the Account Value less Outstanding Debt after the deduction of the requested surrender amount and any fees is greater than $500. If the requested amount exceeds the amount available, we will reject the request and return it to the policy owner. A partial surrender will generally decrease the Target Death Benefit. See "Partial Surrender."

   The minimum amount for a partial surrender is $500. A partial surrender fee of the lesser of $25 or 2% of the amount surrendered will be assessed against the remaining Account Value.

Right to Return Policy Period

   The policy owner has the right to examine the policy when it is received. The policy owner may return the policy for any reason and obtain a full refund of the sum of the premiums paid if the policy is returned within 10 days after it is received. The policy owner may also return the policy within 45 days after the date the application for the policy is signed. During the Right to Return Policy Period, net premiums will be allocated to the Guaranteed Interest Account. See "Right to Examine a Policy -- Right to Return Policy Period".

Grace Period and Lapse

   The policy will remain in effect as long as:

       (1)The Account Value less Outstanding Debt is sufficient to pay the current monthly deduction; or

       (2)The policy owner requested the Guaranteed Death Benefit Rider and has met all the requirements of that rider.

   If the policy is about to terminate (or lapse), we will give the policy owner notice that the policy owner must pay additional premiums. That notice will tell the policy owner the minimum amount that must be paid if the policy is to remain in effect and the date by which we must receive that amount (this period is called the "grace period").

   In addition, we calculate each month whether the policy owner has paid the premiums required by the Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit." If the policy does not meet the test on that date, a notice will be sent to the policy owner giving the policy owner 61 days from its date to make additional payments to the Rider. See "Grace Period and Lapse."

Tax Treatment

   The federal income tax laws generally tie the taxation of policy values to the policy owner's receipt of those values. We believe that the policy should satisfy applicable requirements to receive the tax treatment normally accorded life insurance contracts under federal tax law. There is less guidance, however, with respect to policies issued on a rated basis and policies with term riders added and it is not clear whether such policies will in all cases satisfy the applicable requirements. Assuming that a policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of value under your policy until there is a distribution from the policy. Moreover, death benefits payable under a policy should be completely excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds.

   Under certain circumstances, a policy may be treated as a "Modified Endowment Contract." If a policy is a Modified Endowment Contract, then all pre-death distributions, including policy loans, will be treated first as distribution of taxable income and then as a return of basis or investment in the contract. In addition, prior to age 59 1/2, any distributions generally will be subject to a 10% penalty tax.

   If a policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income. Moreover, neither distributions nor loans from a policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. See "Tax Considerations."

Riders

   Additional optional insurance benefits may be added to the policy by an addendum called a Rider. There are three Riders available with this policy.

       .  Guaranteed Death Benefit Rider

       .  Adjustable Term Insurance Rider

       .  Enhanced Cash Value Rider

Contacting the Company

   All written requests, notices and forms required by the policies and any questions or inquiries should be directed to the Company's Operations Center at 1 MONY Plaza, Syracuse, New York 13221.

                    DETAILED INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT L

MONY Life Insurance Company

   MONY Life Insurance Company issues the policy. In this prospectus MONY Life Insurance Company is called the "Company". The Company is a stock life insurance company organized in the State of New York. The Company is currently licensed to sell life insurance and annuities in all 50 states of the United States, the District of Columbia, the U.S. Virgin Islands, and Puerto Rico.

   The principal office of the Company is located at 1740 Broadway, New York, New York 10019. The Company was founded in 1842 as The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization does not have any material effect on the Company, MONY Variable Account L, or the policies.

   On September 26, 2001, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

   MONY Securities Corporation, a wholly-owned subsidiary of the Company, is the principal underwriter for the policies.

MONY Variable Account L

   MONY Variable Account L is a separate investment account of the Company. Presently, only premium payments and cash values of flexible premium variable life insurance policies are permitted to be allocated to MONY Variable Account
L. The assets in MONY Variable Account L are kept separate from the general account assets and other separate accounts of the Company.

   The Company owns the assets in MONY Variable Account L. The Company is required to keep assets in MONY Variable Account L that equal the total market value of the policy liabilities funded by MONY Variable Account L. Realized or unrealized income gains or losses of MONY Variable Account L are credited or charged against MONY Variable Account L assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the policies are assets of MONY Variable Account L. MONY Variable

Account L assets are not chargeable with liabilities of the Company's other businesses. In addition, the Company may transfer to its general account any assets that exceed anticipated obligations of MONY Variable Account L.

   MONY Variable Account L was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account L is registered with the SEC as a unit investment trust. The SEC does not supervise the administration or investment practices or policies of MONY Variable Account L.

   MONY Variable Account L is divided into subdivisions called subaccounts. Each subaccount invests exclusively in shares of a designated portfolio of the Funds. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. Some of the underlying portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, policy purchasers should understand that the underlying portfolios have separate asset pools and are not otherwise directly related to any publicly traded mutual funds. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying portfolio may differ substantially. In the future, the Company may establish additional subaccounts within MONY Variable Account L. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts may be available to you.

   The subaccounts of MONY Variable Account L that are available to you purchase shares from the underlying mutual funds and designated portfolios shown in the table below with their respective investment objectives and investment advisers.

                                   THE FUNDS

   The Funds (except for the Janus Aspen Series Capital Appreciation and Strategic Value Portfolios) are diversified, open-end management investment companies of the series type. Janus Aspen Series Capital Appreciation and Strategic Value Portfolios are non-diversified, open-end management investment companies. A nondiversified Fund may hold a larger position in a smaller number of securities than a diversified Fund. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified Fund than a diversified Fund. The Funds are registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise the investments or investment policy of the Funds. Each available subaccount of MONY Variable Account L will invest only in the shares of the designated portfolio of the Funds.

                                                                                Adviser
    Subaccount                   Investment Objective               (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------------------
                                THE ALGER AMERICAN FUND
----------------------------------------------------------------------------------------------------
Alger American      Seeks current income and long-term capital        Fred Alger Management, Inc.
Balanced Subaccount appreciation. The portfolio focuses on stocks of companies with growth potential and fixed-
                    income securities, with emphasis on securities
                    which appear to have some potential for
                    capital appreciation. Under normal
                    circumstances, the portfolio invests in common
                    stocks and fixed-income securities, which
                    include commercial paper and bonds rated
                    within the 4 highest rating categories by an
                    established rating agency or, if not rated, are
                    determined by the portfolio's Manager to be of
                    comparable quality to instruments so rated.
                    Ordinarily, at least 25% of the portfolio's net
                    assets are invested in fixed-income securities.
----------------------------------------------------------------------------------------------------

                                                                                       Adviser
       Subaccount                      Investment Objective                (and Sub-Adviser, as applicable)
-----------------------------------------------------------------------------------------------------------
Alger American MidCap    Seeks long-term capital appreciation. The           Fred Alger Management, Inc.
Growth Subaccount        portfolio focuses on midsize companies with
                         promising growth potential. Under normal
                         circumstances, the portfolio invests primarily
                         in the equity securities of companies having a
                         market capitalization within the range of
                         companies in the S&P MidCap 400(TM) Index.
-----------------------------------------------------------------------------------------------------------

                                     DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------------------------------

Dreyfus Appreciation     Seeks long-term capital growth consistent with      The Dreyfus Corporation
Subaccount               the preservation of capital; current income is a    (subadvised by Fayez
                         secondary goal. To pursue these goals, the          Sarofim & Co.)
                         portfolio invests in common stocks focusing
                         on "blue chip" companies with total market
                         values of more than $5 billion at the time of
                         purchase.
-----------------------------------------------------------------------------------------------------------

Dreyfus International    Seeks long-term capital growth. To pursue this      The Dreyfus Corporation
Value Subaccount         goal, the portfolio normally invests at least
                         80% of its assets in stocks. The portfolio
                         ordinarily invests in at least ten foreign
                         countries, and limits its investments in any
                         single company to no more than 5% of its
                         assets at the time of purchase.
-----------------------------------------------------------------------------------------------------------

                                       ENTERPRISE ACCUMULATION TRUST
-----------------------------------------------------------------------------------------------------------

Enterprise Growth        Objective: Seeks capital appreciation.              Enterprise Capital
Subaccount               Strategy: Primarily invest in U.S. common           Management, Inc.
                         stocks of large capitalization companies. To        (subadvised by Montag &
                         pursue this goal the fund usually invests in        Caldwell, Inc.)
                         companies with long-term earnings potential
                         but which are currently selling at a discount to
                         their estimated long-term value.
-----------------------------------------------------------------------------------------------------------

Enterprise Small Company Objective: Seeks capital appreciation.              Enterprise Capital
Growth Subaccount        Strategy: Invest primarily in common stocks of      Management, Inc.
                         small capitalization companies with above-          (subadvised by William D.
                         average growth characteristics that are             Witter, Inc.)
                         reasonably valued.
-----------------------------------------------------------------------------------------------------------

Enterprise Small Company Objective: Seeks maximum capital appreciation.      Enterprise Capital
Value Subaccount         Strategy: Invest primarily in common stocks of      Management, Inc.
                         small capitalization companies that the portfolio   (subadvised by Gabelli
                         manager believes are undervalued -- that is the     Asset Management
                         stock's market price does not fully reflect the     Company)
                         company's value.
-----------------------------------------------------------------------------------------------------------
Enterprise Total         Objective: Seeks total return. Strategy:            Enterprise Capital
Return Subaccount        Primarily invest in a diversified portfolio of      Management, Inc.
                         fixed income instruments of varying                 (subadvised by Pacific
                         maturities.                                         Investment Management
                                                                             Company, LLP)
-----------------------------------------------------------------------------------------------------------

                                                                                                  Adviser
          Subaccount                            Investment Objective                  (and Sub-Adviser, as applicable)
----------------------------------------------------------------------------------------------------------------------
                                         FIDELITY VARIABLE INSURANCE PRODUCTS
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager/SM/ Objective/Strategy: Seeks to obtain high total return   Fidelity Management &
Subaccount                     with reduced risk over the long term by allocating      Research (subadvised by
                               its assets among stocks, bonds, and short-term          Fidelity Management &
                               investments.                                            Research (U.K.), Fidelity
                                                                                       Management & Research Far
                                                                                       East, Fidelity Investments
                                                                                       Japan Limited and FMR Co.,
                                                                                       Inc.
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R)     Objective/Strategy: Seeks long-term capital             Fidelity Management &
Subaccount                     appreciation by investing mainly in equity securities   Research (subadvised by
                               of companies whose value is not fully recognized        Fidelity Management &
                               by the public -- that typically, includes companies     Research (U.K.), Fidelity
                               in turnaround situations, companies experiencing        Management & Research Far
                               transitory difficulties, and undervalued companies.     East and FMR Co., Inc.
                               May also invest in foreign issuers.
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth and        Objective/Strategy: Seeks high total return through     Fidelity Management &
Income Subaccount              a combination of current income and capital             Research (subadvised by
                               appreciation by investing a majority of assets in       Fidelity Management &
                               common stocks with a focus on those that pay            Research (U.K.), Fidelity
                               current dividends and show potential for capital        Management & Research Far
                               appreciation.                                           East, Fidelity Investments
                                                                                       Japan Limited and FMR Co.,
                                                                                       Inc.
----------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth            Objective/Strategy: Seeks capital appreciation by       Fidelity Management &
Subaccount                     investing primarily in common stocks that it            Research, Fidelity Investments
                               believes have above-average growth potential --         Japan Limited, Fidelity
                               that tends to be companies with higher than average     Investments Money
                               price/earnings ratios, and with new products,           Management, Inc. and FMR
                               technologies, distribution channels or other            Co., Inc.
                               opportunities, or have a strong industry or market
                               position. May also invest in foreign issuers.
----------------------------------------------------------------------------------------------------------------------
                                       INVESCO VARIABLE INVESTMENT FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------
INVESCO VIF Financial          Seeks to provide capital growth by normally             INVESCO Funds Group, Inc.
Services Subaccount            investing at least 80% of its assets in equity
                               securities and equity-related instruments of
                               companies involved in the financial services sector.
----------------------------------------------------------------------------------------------------------------------
INVESCO VIF -- Health          Seeks to provide capital growth by normally             INVESCO Funds Group, Inc.
Sciences Subaccount            investing at least 80% of its assets in equity
                               securities and equity-related instruments of
                               companies that develop, produce or distribute
                               products or services related to health care.
----------------------------------------------------------------------------------------------------------------------
INVESCO VIF --                 Seeks to provide capital growth and current income      INVESCO Funds Group, Inc.
Telecommunications             by normally investing at least 65% (80% effective
Subaccount                     July 31, 2002) of its assets in the equity securities
                               and equity-related instruments of companies
                               involved in the design, development, manufacture,
                               distribution, or sale of communications services and
                               equipment, and companies that are involved in
                               supplying equipment or services to such companies.
                               Will invest primarily in companies located in at
                               least three different countries, although U.S. issuers
                               will often dominate the portfolio.
----------------------------------------------------------------------------------------------------------------------

                                                                                                 Adviser
         Subaccount                           Investment Objective                   (and Sub-Adviser, as applicable)
---------------------------------------------------------------------------------------------------------------------

                                                 JANUS ASPEN SERIES
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Series Capital   Seeks long-term growth of capital. It pursues                Janus Capital
Appreciation Subaccount      its objective by investing primarily in common
                             stocks selected for their growth potential. The
                             portfolio may invest in companies of any size
                             from larger, well-established companies to
                             smaller, emerging growth companies.
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Series Flexible  Seeks maximum total return, consistent with                  Janus Capital
Income Subaccount            preservation of capital by investing in a variety
                             of income-producing securities such as
                             corporate bonds and notes, government
                             securities and preferred stock. As a
                             fundamental policy, the portfolio will invest at
                             least 80% of its assets in income-producing
                             securities. The portfolio may own an unlimited
                             amount of high-yield/high-risk securities, and
                             these may be a big part of the portfolio.
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Series           Seeks long-term growth of capital by investing               Janus Capital
International Growth         under normal circumstances at least 80% of its
Subaccount                   net assets in securities of issuers from at least five
                             different countries, excluding the United States.
                             It intends to invest substantially all of its assets in
                             issuers located outside the United States but may
                             at times invest in U.S. issuers and it may at times
                             invest all of its assets in fewer than five countries
                             or even a single country.
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Series Strategic Seeks long-term growth of capital by investing               Janus Capital
Value Subaccount             primarily in common stocks with the potential
                             for long-term growth of capital using a "value"
                             approach. The value approach emphasizes
                             investment in companies the portfolio manager
                             believes are undervalued relative to their
                             intrinsic worth.
---------------------------------------------------------------------------------------------------------------------

Janus Aspen Series           Seeks long-term growth of capital in a manner                Janus Capital
Worldwide Growth             consistent with the preservation of capital by
Subaccount                   investing primarily in common stocks of
                             companies of any size throughout the world.
                             Normally invests in issuers from at least five
                             different countries, including the United States
                             but may at times invest in fewer than five
                             countries or even in a single country.
---------------------------------------------------------------------------------------------------------------------
                                             LORD ABBETT SERIES FUND
---------------------------------------------------------------------------------------------------------------------

Lord Abbett Bond-Debenture   Investment Objective and Strategy: seeks high                Lord, Abbett & Co. LLC
Subaccount                   current income and the opportunity for capital
                             appreciation to produce a high total return. It
                             pursues its objective by investing in high yield
                             and investment grade debt securities, securities
                             convertible into common stock and preferred
                             stocks. The portfolio invests at least 80% of its
                             net assets in fixed income securities of various
                             types. At least 20% of the portfolio's assets
                             must be invested in any combination of
                             investment grade securities, U.S. Government
                             securities and cash equivalents.
---------------------------------------------------------------------------------------------------------------------

                                                                                         Adviser
       Subaccount                        Investment Objective                (and Sub-Adviser, as applicable)
-------------------------------------------------------------------------------------------------------------

Lord Abbett Mid-Cap Value Investment Objective and Strategy: seeks               Lord, Abbett & Co. LLC
Subaccount                capital appreciation. It pursues its objective by
                          investing at least 80% of its net assets in equity
                          securities of mid-sized companies, with market
                          capitalizations of roughly $500 million to $10
                          billion at the time of purchase. This market
                          capitalization range may vary in response to
                          changes in the markets.
-------------------------------------------------------------------------------------------------------------
                                 MFS(R) VARIABLE INSURANCE TRUST/SM/
-------------------------------------------------------------------------------------------------------------

MFS New Discovery         Seeks capital appreciation by investing at least       Massachusetts Financial
Subaccount                65% of its net assets in equity securities of          Services Company
                          emerging growth companies. Emerging growth
                          companies are companies that are either: early
                          in their life cycle but which have the potential
                          to become major enterprises or major
                          enterprises whose rates of earnings growth are
                          expected to accelerate because of special
                          factors, such as rejuvenated management, new
                          products, changes in consumer demand, or
                          basic changes in the economic environment.
-------------------------------------------------------------------------------------------------------------

MFS Total Return          Seeks mainly to provide above-average income           Massachusetts Financial
Subaccount                consistent with the prudent employment of              Services Company
                          capital and secondarily to provide a reasonable
                          opportunity for growth of capital and income.
                          It pursues its objective by investing at least
                          40%, but not more than 75%, of its net assets
                          in common stocks and related securities and at
                          least 25% of its net assets in non-convertible
                          fixed income securities.
-------------------------------------------------------------------------------------------------------------

MFS Utilities Subaccount  Seeks capital growth and current income by             Massachusetts Financial
                          investing at least 80% of its net assets in equity     Services Company
                          and debt securities of domestic and foreign
                          companies (including emerging markets) in the
                          utilities industry.
-------------------------------------------------------------------------------------------------------------
                                           MONY SERIES FUND, INC.
-------------------------------------------------------------------------------------------------------------

MONY Government           Seeks to maximize income and capital                   MONY Life Insurance
Securities Subaccount     appreciation by investing in bonds, notes and          Company of America
                          other obligations either issued or guaranteed
                          by the U.S. Government, its agencies or
                          instrumentalities, together having a dollar
                          weighted average maturity of between 4 to 8
                          years.
-------------------------------------------------------------------------------------------------------------

MONY Intermediate Term    Seeks to maximize income and capital                   MONY Life Insurance
Bond Subaccount           appreciation over the intermediate term by             Company of America
                          investing in highly rated fixed-income
                          securities issued by a diverse mix of
                          corporations, the U.S. Government and its
                          agencies or instrumentalities, as well as
                          mortgage-backed and asset-backed securities,
                          together having a dollar-weighted average
                          maturity of between 4 and 8 years.
-------------------------------------------------------------------------------------------------------------

                                                                                           Adviser
         Subaccount                        Investment Objective                (and Sub-Adviser, as applicable)
---------------------------------------------------------------------------------------------------------------

MONY Long Term Bond          Seeks to maximize income and capital                 MONY Life Insurance
Subaccount                   appreciation over the longer term by investing       Company of America
                             in highly-rated fixed-income securities issued
                             by a diverse mix of corporations, the U.S.
                             Government and its agencies or
                             instrumentalities, as well as mortgage-backed
                             and asset-backed securities, together having a
                             dollar-weighted average maturity of more than
                             8 years.
---------------------------------------------------------------------------------------------------------------
                                        PIMCO VARIABLE INSURANCE TRUST
---------------------------------------------------------------------------------------------------------------

PIMCO Global Bond            Seeks to maximize total return, consistent with      Pacific Investment
Subaccount                   preservation of capital, by investing primarily      Management Company LLC
                             in Fixed Income Instruments of issuers located
                             in at least three countries (one of which may
                             be the United States).
---------------------------------------------------------------------------------------------------------------

PIMCO Real Return            Seeks to maximize real return, consistent with       Pacific Investment
Subaccount                   preservation of real capital, by investing           Management Company LLC
                             primarily in inflation-indexed bonds of varying
                             maturities issued by the U.S. and non-U.S.
                             governments, their agencies or government-
                             sponsored enterprises and corporations.
---------------------------------------------------------------------------------------------------------------
                                       T. ROWE PRICE EQUITY SERIES, INC.
---------------------------------------------------------------------------------------------------------------

T. Rowe Price Equity Income  Seeks substantial dividend income as well as         T. Rowe Price Associates,
Subaccount                   long-term growth of capital through                  Inc.
                             investments in the common stocks of
                             established companies. The manager will
                             normally invest at least 80% of the fund's net
                             assets in common stocks, with 65% in the
                             common stocks of well-established companies
                             paying above-average dividends.
---------------------------------------------------------------------------------------------------------------

T. Rowe Price Mid-Cap        Seeks to provide long-term capital appreciation      T. Rowe Price Associates,
Growth Subaccount            by investing in mid-cap stocks with potential for    Inc.
                             above-average earning growth. At least 80% of
                             net assets will be invested in a diversified
                             portfolio of common stocks of mid-cap
                             companies whose earnings T. Rowe Price
                             expects to grow at a faster rate than the average
                             company. Mid-cap is defined as those
                             companies whose market cap falls within the
                             range of either the S&P MidCap 400 Index or
                             the Russell Midcap Growth Index.
---------------------------------------------------------------------------------------------------------------

T. Rowe Price Personal       Seeks the highest total return over time             T. Rowe Price Associates,
Strategy Balanced Subaccount consistent with an emphasis on both capital          Inc.
                             appreciation and income by investing in a
                             diversified portfolio typically consisting of
                             approximately 60% stocks, 30% bonds, and
                             10% money market securities.
---------------------------------------------------------------------------------------------------------------
                                    THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------------------------------------------------------------------------------

Morgan Stanley UIF Core      Seeks above-average total return over a market       Morgan Stanley Investment
Plus Fixed Income            cycle of three to five years by investing            Management Inc. is the
Subaccount                   primarily in a diversified portfolio of fixed        investment adviser to The
                             income securities.                                   Universal Institutional
                                                                                  Funds, Inc.
---------------------------------------------------------------------------------------------------------------

                                                                                          Adviser
       Subaccount                        Investment Objective                 (and Sub-Adviser, as applicable)
--------------------------------------------------------------------------------------------------------------

Morgan Stanley UIF        Seeks high total return by investing primarily in    Morgan Stanley Investment
Emerging Markets Debt     fixed income securities of government and            Management Inc. is the
Subaccount                government-related issuers, and, to a lesser         investment adviser to the
                          extent, of corporate issuers in emerging market      Universal Institutional Funds,
                          countries.                                           Inc.
--------------------------------------------------------------------------------------------------------------

Morgan Stanley UIF        Seeks long-term capital appreciation by              Morgan Stanley Investment
Emerging Markets Equity   investing primarily in growth-oriented equity        Management Inc. is the
Subaccount                securities of issuers in emerging market             investment adviser to The
                          countries.                                           Universal Institutional Funds,
                                                                               Inc.
--------------------------------------------------------------------------------------------------------------

Morgan Stanley UIF Equity Seeks long-term capital appreciation by              Morgan Stanley Investment
Growth Subaccount         investing primarily in growth-oriented equity        Management Inc. is the
                          securities of large capitalization companies.        investment adviser to The
                                                                               Universal Institutional Funds,
                                                                               Inc.
--------------------------------------------------------------------------------------------------------------

Morgan Stanley UIF Global Seeks long-term capital appreciation by              Morgan Stanley Investment
Value Equity Subaccount   investing primarily in equity securities of          Management Inc. is the
                          issuers throughout the world, including U.S.         investment adviser to The
                          issuers.                                             Universal Institutional Funds,
                                                                               Inc.
--------------------------------------------------------------------------------------------------------------

Morgan Stanley UIF Value  Seeks above-average total return over a market       Morgan Stanley Investment
Subaccount                cycle of three to five years by investing primarily  Management Inc. is the
                          in a portfolio of common stocks and other equity     investment adviser to The
                          securities.                                          Universal Institutional Funds,
                                                                               Inc.
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                     VANGUARD(R) Variable Insurance Fund
--------------------------------------------------------------------------------------------------------------

Vanguard VIF Balanced     Seeks to conserve capital and to provide moderate,   The Vanguard Group
Subaccount                long-term growth of capital and income.              (subadvised by Wellington
                                                                               Management Company, LLP)
--------------------------------------------------------------------------------------------------------------

Vanguard VIF Diversified  Seeks to provide long-term growth of capital.        The Vanguard Group
Value Subaccount          As a secondary objective, seeks to provide           (subadvised by Barrow,
                          some dividend income.                                Hanley, Mewhinney &
                                                                               Strauss, Inc.)
--------------------------------------------------------------------------------------------------------------

Vanguard VIF Equity       Seeks to provide a relatively high level of          The Vanguard Group
Income Subaccount         current income and the potential for long-term       (subadvised by Newell
                          growth of capital and income.                        Associates)
--------------------------------------------------------------------------------------------------------------
Vanguard VIF Equity Index Seeks to provide long-term growth of capital         The Vanguard Group
Subaccount                and income by attempting to match the
                          performance of a broad-based market index of
                          stocks of large U.S. companies.
--------------------------------------------------------------------------------------------------------------

                                                                                     Adviser
       Subaccount                     Investment Objective               (and Sub-Adviser, as applicable)
---------------------------------------------------------------------------------------------------------

Vanguard VIF Growth      Seeks to provide long-term growth of capital.       The Vanguard Group
Subaccount                                                                   (subadvised by
                                                                             Alliance Capital
                                                                             Management L.P.)

---------------------------------------------------------------------------------------------------------

Vanguard VIF High Yield  Seeks to provide a high level of income.            The Vanguard Group
Bond Subaccount                                                              (subadvised by
                                                                             Wellington Management
                                                                             Company, LLP)
---------------------------------------------------------------------------------------------------------

Vanguard VIF             Seeks to provide long-term growth of capital.       The Vanguard Group
International Subaccount                                                     (subadvised by
                                                                             Schroder Investment
                                                                             Management North
                                                                             America Inc.)
---------------------------------------------------------------------------------------------------------

Vanguard VIF Mid-Cap     Seeks to provide long-term growth of capital by     The Vanguard Group
Index Subaccount         attempting to match the performance of a
                         broad-based market index of stocks of medium-
                         size U.S. companies.
---------------------------------------------------------------------------------------------------------

Vanguard VIF Money       Seeks to provide income while maintaining           The Vanguard Group
Market Subaccount        liquidity and a stable share price of $1.

---------------------------------------------------------------------------------------------------------

Vanguard VIF REIT Index  Seeks to provide a high level of income and         The Vanguard Group
Subaccount               moderate long-term growth of capital.

---------------------------------------------------------------------------------------------------------

Vanguard VIF Short-Term  Seeks to provide a high level of income and to      The Vanguard Group
Corporate Subaccount     preserve contract owners' principal.

---------------------------------------------------------------------------------------------------------

Vanguard VIF Small       Seeks to provide long-term growth of capital.       The Vanguard Group
Company Growth                                                               (subadvised by
Subaccount                                                                   Granahan Investment
                                                                             Management, Inc. and
                                                                             Grantham, Mayo,
                                                                             Van Otterloo & Co. LLC)
---------------------------------------------------------------------------------------------------------

Vanguard VIF Total Bond  Seeks to provide a higher level of income by        The Vanguard Group
Market Index Subaccount  attempting to match the performance of a broad market-weighted bond index.
---------------------------------------------------------------------------------------------------------

Purchase of Portfolio Shares by MONY Variable Account L

   The Company purchases shares of each portfolio for the corresponding subaccount at net asset value, i.e., without a sales load. Generally, all dividends and capital gains distributions received from a portfolio are automatically reinvested in the portfolio at net asset value. The Company, on behalf of MONY Variable Account L, may elect not to reinvest dividends and capital gains distributions. The Company redeems Fund shares at net asset value to make payments under the Policies.

   Fund shares are offered only to insurance company separate accounts. The insurance companies may or may not be affiliated with the Company or with each other. This is called "shared funding." Shares may also be sold to separate accounts to serve as the underlying investments for variable life insurance policies, variable annuity policies and qualified plans. This is called "mixed funding." Currently, the Company does not foresee any disadvantages to policy owners due to mixed or shared funding. However, differences in tax treatment or other considerations may at some time create conflict of interests between owners of various contracts. The Company and the Boards of Directors of the Funds, and any other insurance companies that participate in the Funds are required to monitor events to identify material conflicts. If there is a conflict because of mixed or shared funding, the Company might be required to withdraw the investment of one or more of its separate accounts from the Funds. This might force the Funds to sell securities at disadvantageous prices.

   The investment objectives of each portfolio are substantially similar to the investment objectives of the subaccount which purchases shares of that portfolio. No portfolio can assure you that its objective will be achieved. You will find more detailed information in the prospectus of each Fund that you received with this prospectus. The Funds' prospectuses include information on the risks of each portfolio's investments and investment techniques.

   The Company has entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon a percentage of the average aggregate amount we have invested on behalf of Variable Account L and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisers or distributors. These agreements reflect administrative services we provide. The amounts we receive under these agreements may be significant.

   In addition, our affiliate, MONY Securities Corporation, the principal underwriter for the policies, will receive 12b-1 fees deducted from certain portfolio assets attributable to the policies for providing distribution and shareholder support services to some of the portfolios. Because the 12b-1 fees are paid out of a portfolio's assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

   The Funds' prospectuses accompany this prospectus and should be read carefully before investing.

                     DETAILED INFORMATION ABOUT THE POLICY

   The Account Value in MONY Variable Account L and the Guaranteed Interest Account provide many of the benefits of the policy. The information in this section describes the benefits, features, charges, and other major provisions of the policies and the extent to which those benefits depend upon the Account Value. There may be differences in your policy such as differences in fees, charges and benefits because of the state or market where we issued your Policy. We will include any such differences in your policy.

Application for a Policy

   The policy design meets the needs of individuals and corporations that wish to purchase life insurance benefits on the lives of key employees, members of the employer's board of directors, certain selected independent contractors, or certain selected highly compensated employees. The policy may be sold together with other related policies forming a case. A purchaser must complete an application and personally deliver it to a licensed agent of the Company, who is also a registered representative of MONY Securities Corporation ("MSC"). The licensed agent submits the application to the Company. The policy may also be sold through other broker-dealers authorized under the law and by MSC. A policy can be issued on the life of an insured not less than 18 years of age and up to and including 80 years of age with evidence of insurability that satisfies the Company. The age of the insured is the age on his or her birthday nearest the date of the policy. The Company accepts the application subject to its underwriting rules, and may request additional information or reject an application.

   The minimum Target Death Benefit is generally $100,000. The minimum Specified Amount you may apply for is $100,000. The Specified Amount may be reduced to $50,000 if at least $50,000 amount of Adjustable Term Insurance Rider is added to the policy. However, the Company reserves the right to revise its rules at any time to require a different minimum Specified Amount and Target Death Benefit at issue for subsequently issued policies.

   Each policy is issued with a policy date. The policy date is used to determine the policy months and years, and policy monthly, quarterly, semi-annual and annual anniversaries. The policy date is stated on page 1 of the policy. The policy date will normally be the later of (1) the date that delivery of the policy is authorized by the Company ("Policy Release Date"), or
(2) the policy date requested in the application. No premiums may be paid with the application except under the temporary insurance procedures defined below.

  Tax-Free 'Section 1035' Exchanges

   The policy owner can generally exchange one life policy for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code. Before making an exchange, the policy owner should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on the old policy. The other charges may be higher (or lower) for this policy and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, the policy owner may have to pay federal income tax and penalty taxes on the exchange. The policy owner should not exchange another policy for this one unless he or she determines, after knowing all the facts, that the exchange is in the policy owner's best interest and not just better for the person trying to sell the policy owner this policy (that person will generally earn a commission if the policy owner buys this policy through an exchange or otherwise).

  Temporary Insurance Coverage

   A Life Insurance Binder Agreement is available for use as a receipt of premium and to effect coverage prior to the issuance of any policies. It is designated to provide a specific amount of coverage for a limited period of time. Typically, this coverage will not exceed $2,000,000 nor will it usually extend beyond 90 days. There is an additional premium for the Life Insurance Binder Agreement.

  Initial Premium Payment

   Once the application is approved and the policy owner is issued a policy, the balance of the first scheduled premium payment is payable and should be sent to our Operations Center at 1 MONY Plaza, Syracuse, New York, 13221. The scheduled premium payment specified in your policy must be paid in full when your policy is delivered. Your policy is effective the later of (1) acceptance and payment of the scheduled premium payment, or (2) the policy date requested in the application. If you do not request a policy date or if the policy date you request is earlier than the Policy Release Date, any premium balance you remit will be transferred to the general account of the company until the Right to Return Policy Period has ended. The amount transferred would include amounts in the general account under the Binder Agreement, plus interest credited minus deductions from premiums. The monthly deduction due prior to or on the Policy Release Date will be made. If you request a Policy Date which is later than the Policy Release Date, the premium will be held in the general account until the policy date. On the Policy Date, premiums will be transferred to the Guaranteed Interest Account until the Right to Return Policy Period ends. When the Right to Return Policy Period ends, we will allocate the premium plus interest credited, less any monthly deductions that may apply, among the subaccounts of MONY Variable Account L, the Guaranteed Interest Account, and the general account pursuant to your instructions. (See "Right to Examine a Policy -- Right to Return Policy Period.")

  Policy Date

   The Company may approve the backdating of a policy. However, the policy may be backdated for not more than 6 months prior to the date of the application. Backdating can be advantageous if it lowers the insured's issue age and results in lower cost of insurance rates. If the policy is backdated, the initial scheduled premium payment will include sufficient premium to cover the extra charges for the backdating period. Extra charges equal the monthly deductions for the period that the policy date is backdated (excluding mortality and expense charge).

  Risk Classification

   Insureds are assigned to underwriting (risk) classes. Risk classes are used in calculating the cost of insurance and certain rider charges. In assigning insureds to underwriting classes, the Company will normally use the medical or paramedical underwriting method. This method may require a medical examination of any proposed insured that does not meet the Company's guaranteed issue standards. The Company may use guaranteed issue underwriting when it is considered appropriate.

Right to Examine a Policy -- Right to Return Policy Period

   The Right to Return Policy Period follows the application for a policy and its issuance to the policy owner. The period runs to the latest of:

      (a) 45 days after Part I of the application is signed, or

      (b) 10 days after the policy owner receives the policy, or

      (c) 10 days after the Company mails or personally delivers a notice of withdrawal right to the policy owner.

   During this period, the policy owner may cancel the policy.

Premiums

   The policy is a flexible premium policy. The policy provides considerable flexibility to the policy owner to determine the amount and frequency of premium payments.

  Premium Flexibility

   The Company requires you to pay an amount equal to at least one fourth of the Minimum Annual Premium to put the policy in effect. If the policy owner wants to pay premiums less often than annually, the premium required to put the policy in effect is equal to the lesser of:

      (a) The Minimum Annual Premium divided by the frequency of the scheduled premium payments, or

      (b) 25% of the Minimum Annual Premium.

   This Minimum Annual Premium will be based upon:

      (1) The policy's Specified Amount,

      (2) Any riders added to the policy, and

      (3) The insured's

          (a) Age,

          (b) Smoking status,

          (c) Gender (unless unisex cost of insurance rates apply, see "Deductions from Account Value-Cost of Insurance"), and

          (d) Underwriting class.

   The Minimum Annual Premium will be shown in the policy. Thereafter, subject to the limitations described below, the policy owner may choose the amount and frequency of premium payments to reflect varying financial conditions.

  Case Premiums

   The Company may, in its sole discretion, allow a reduced minimum case premium where the Company's rules for exceptions are met. Generally, to issue a policy, the Company requires the premiums for the first policy year for the policy or policies representing a case to equal or exceed $100,000.

  Scheduled Premiums

   When applying for a policy, a policy owner determines a scheduled premium payment. This scheduled premium payment provides for the payment of level premiums at fixed intervals over a specified period of time. Each policy owner will receive a premium reminder notice for the scheduled premium payment amount on an annual, semiannual, quarterly or monthly basis, at the policy owner's option. After the Minimum Annual Premium has been paid, the minimum scheduled premium for any policy is $100. Although reminder notices will be sent, the policy owner may not be required to pay scheduled premium payments.

   Payment of the scheduled premium payments will not guarantee that your policy will remain in effect. (See "Grace Period and Lapse".)

Choice of Definition of Life Insurance

   Your policy offers two death benefit qualification tests, which we use to calculate the minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

   In general, you should choose the Cash Value Accumulation Test if you do not want to limit the amount of premiums you can pay into your policy. If you want to pay a premium that increases the net amount at risk, however, you need to provide us with satisfactory evidence of insurability before we can increase the death benefit.

   The minimum death benefit will generally be smaller under the Guideline Premium/Cash Value Corridor Test than under the Cash Value Accumulation Test resulting in a greater long-term Account Value. The Guideline Premium/Cash Value Corridor Test can result in lower cost of insurance deductions in later years because the net amount at risk is lower.

  Cash Value Accumulation Test

   If you choose the Cash Value Accumulation Test, your policy's minimum death benefit is the minimum death benefit for your policy to qualify as life insurance under Section 7702 of the Internal Revenue Code.

   This test determines what the death benefit should be in relation to your policy's Cash Value. In general, as your policy's Cash Value increases, the death benefit must also increase to ensure that your policy qualifies as life insurance under the tax code.

   Under the test, a policy's death benefit must be large enough to ensure that its cash surrender value is never larger than the net single premium required to fund future benefits under the policy. The net single premium under your policy varies according to the age, sex and risk class of the person insured by your policy. It is calculated using the guaranteed mortality charges and an interest rate that is the greater of 4% or the rate guaranteed in your policy at the time of issue. If the Cash Value Accumulation Test is selected, a table of death benefit percentages representing the net single premium will be in your policy.

  Guideline Premium/Cash Value Corridor Test

   If you choose the Guideline Premium/Cash Value Corridor Test, we calculate the minimum death benefit for your policy to qualify as life insurance (under
Section 7702 of the Internal Revenue Code) by multiplying your policy's Cash Value by a death benefit percentage.

   You'll find a table of death benefit percentages in Appendix A and in your policy. The death benefit percentage is based on the age of the person insured by the policy. When the insured is age 40 or younger the percentage is 250%, which is reduced as the person gets older.

   Under this test, the total premiums you pay less withdrawals cannot exceed your policy's guideline premium limit.

Guaranteed Death Benefit

   Generally, the policy remains in effect so long as the Account Value less Outstanding Debt is sufficient to pay the charges that maintain the policy. The charges that maintain the policy are deducted monthly from the Account Value. The Account Value of the policy is affected by:

      (1) the investment experience of any amounts in the subaccounts of MONY Variable Account L,

      (2) the interest earned in the Guaranteed Interest Account, and

      (3) the deduction from Account Value of the various charges, costs, and expenses imposed by the policy provisions.

   This in turn affects the length of time the policy remains in effect without the payment of additional premiums. See "Grace Period and Lapse".

   When the policy owner applies for a policy, the policy owner will be able to choose the Guaranteed Death Benefit Rider. The Rider may extend the period that the Specified Amount of the policy and certain other rider coverages will remain in effect if the subaccounts suffer adverse investment experience. See "Guaranteed Death Benefit Rider".

  Modified Endowment Contracts

   The amount, frequency and period of time over which the policy owner pays premiums may affect whether the policy will be classified as a modified endowment contract. A modified endowment contract is a type of life insurance policy subject to different tax treatment than that given to a conventional life insurance policy. The difference in tax treatment occurs when the policy owner takes certain pre-death distributions from the policy. See "Tax Considerations".

  Unscheduled Premium Payments

   Generally, the policy owner may make premium payments at any time and in any amount as long as each payment is at least $250. However, if the premium payment the policy owner wishes to make exceeds the Scheduled Premium payments for the policy, the Company may reject or limit any unscheduled premium payment that would result in an immediate increase in the death benefit payable. An immediate increase would occur if the policy's death benefit equals a policy owner's Cash Value (plus any applicable Enhanced Cash Value) multiplied by a death benefit percentage as a result of the federal income tax law definition of life insurance. See "Death Benefits Under the Policy," and "Tax Considerations". However, such a premium may be accepted if satisfactory evidence of insurability is provided. If it is not received, the payment or a part of it may be returned. In addition, all or a part of a premium payment will be rejected and returned to the policy owner if it exceeds the maximum premium limitations prescribed by the federal income tax law definition of life insurance.

   Payments the policy owner sends to us will be treated as premium payments, and not as repayment of Outstanding Debt, unless the policy owner requests otherwise. If the policy owner requests that the payment be treated as a repayment of Outstanding Debt, any part of a payment that exceeds the amount of Outstanding Debt will be applied to the Account Value. Applicable taxes and sales charges are only deducted from any payment that constitutes a premium payment.

  Premium Payments Affect the Continuation of the Policy

   If the policy owner skips or stops paying premiums, the policy will continue in effect until the Account Value less any Outstanding Debt can no longer cover
(1) the monthly deductions from the Account Value for the policy, and (2) the charges for any optional insurance benefits added by rider. See "Grace Period and Lapse."

   The policy owner's Specified Amount is guaranteed to remain in effect as long as a Guaranteed Death Benefit Rider is in effect. See "Guaranteed Death Benefit Rider".

Allocation of Net Premiums

   Net premiums may be allocated to any number of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in at least 1/100%. Allocation percentages must equal 100%.

   The policy owner may change the allocation of net premiums at any time by writing our Operations Center. The revised allocation percentages will be effective on the Valuation Date that we receive them.

   Unscheduled premium payments may be allocated either by percentage or by dollar amount. If the allocation is expressed in dollar amounts, the 1/100% limit on allocation percentages does not apply.

Death Benefits under the Policy

   When the policy is issued, the Company will determine the initial amount of insurance based on the instructions provided in the application. The death benefit consists of a "Specified Amount" of insurance coverage and, if desired, an additional amount of insurance coverage which is added by Adjustable Term Insurance Rider. The amount of the Adjustable Term Insurance Rider is defined by the Target Death Benefit. The Specified Amount is level until the Maturity Date unless changed by the policy owner. The Target Death Benefit can be scheduled at issue in level or increasing amounts over the lifetime of the insured. The minimum Target Death Benefit is generally $100,000. The minimum Specified Amount is $100,000, although the Specified Amount may be reduced to $50,000 if at least $50,000 of Adjustable Term Insurance Rider is added to the Policy. The Target Death Benefit and the Specified Amount will be shown on the specifications page of the policy.

   As described below, over time the base death benefit may vary from the Specified Amount. This may result from:

      (1)  The operation of a death benefit Option,

      (2) Increases to comply with the federal income tax law definition of life insurance,

      (3) Changes in the death benefit Option, or

      (4) Increases or decreases requested by the policy owner.

   The Adjustable Term Insurance Rider provides term insurance coverage which adjusts automatically to equal the difference between the Target Death Benefit and the base death benefit. The Adjustable Term Insurance Rider does not have a separate premium; the cost is included in the monthly deductions discussed below. Depending on your circumstances, it may be more cost efficient for you to purchase term insurance rather than increase your Specified Amount. See "Adjustable Term Insurance Rider".

   As long as the Policy remains in effect, the Company will, upon proof of the death of an Insured, pay the death benefit proceeds to the named beneficiary. Death benefit proceeds will consist of:

      (1) The base death benefit under the policy, plus

      (2) Any amount provided by the Adjustable Term Insurance Rider, less

      (3) Any Outstanding Debt (and, if in the Grace Period, further reduced by any overdue charges).

   Death benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. We pay interest on the death benefit at an annual rate of at least 2.75% from the date of the insured's death until the date we pay the benefit. The Policy should be consulted for details.

Death Benefit Options

   Each policy owner may select one of two death benefit Options: Option 1 or Option 2. Generally, the policy owner designates the death benefit option in the application. If no option is designated, the Company assumes Option 2 has been selected. Subject to certain restrictions, you can change the death benefit option selected. As long as the policy is in effect, the death benefit under either option will never be less than the Specified Amount of the policy.

   Option 1 -- The base death benefit equals the greater of:

      (a) The Specified Amount in force on the date of death plus any increase in Account Value since the last monthly anniversary day, or

      (b) The Cash Value (plus any applicable Enhanced Cash Value) on the date of death multiplied by a death benefit percentage.

   The death benefit percentages vary according to the age of the insured and will be at least equal to the percentage defined in the Internal Revenue Code. The Internal Revenue Code addresses the definition of a life insurance policy for tax purposes. See "Tax Considerations". If you select the Guideline Premium/Cash Value Corridor Test, the death benefit percentage is 250% for insureds 40 or under, and it declines for older insureds. A table showing the death benefit percentages is in Appendix A to this prospectus and in your policy. If you seek to have favorable investment performance reflected in increasing Account Value, and not in increasing insurance coverage, you should choose Option 1.

   Option 2 -- The death benefit equals the greater of:

      (a) The Specified Amount in force on the date of death of the policy, plus the Account Value on the date of death, or

      (b) The Cash Value (plus any applicable Enhanced Cash Value) on the date of death multiplied by a death benefit percentage.

   The Account Value used in these calculations is determined as of the date of the insured's death. The death benefit percentage is the same as that used for Option 1 and is stated in Appendices A or B. The death benefit in Option 2 will always vary as Account Value varies. If you seek to have favorable investment performance reflected in increased insurance coverage, you should choose Option 2.

   In addition, the policy owner has the option at issue to select an Alternate Death Benefit Percentage. The Alternate Death Benefit Percentage may produce a higher base death benefit amount beginning the later of the Insured's age 55 or 10 years following policy issue. This Alternate Death Benefit Percentage grades back to the federal income tax law Death Benefit Percentage at the Maturity Date. Use of the Alternate Death Benefit Percentage results in a higher ratio of base death benefit to Account Value than that resulting from the use of the IRS' Death Benefit Percentage beginning the later of the Insured's age 55 or 10 years following Policy issue. This higher percentage then gradually reduces until, by the Maturity Date, it is equal to the ratio produced by the use of the IRS' Death Benefit Percentage. Although use of the Alternate Death Benefit Percentage results in a higher base death benefit than the IRS' Death Benefit Percentage, this higher base death benefit results in higher cost of insurance charges which has the effect of reducing the Account Value and consequently future base death benefits. The election of the Alternate Death Benefit Percentage may be eliminated at any time; once eliminated, it cannot be reinstated. (See Appendix B, E, and F for Alternate Death Benefit percentages.)

  Changes in Death Benefit Option

   The policy owner may request that the death benefit option under your policy be changed from Option 1 to Option 2, or Option 2 to Option 1. The policy owner may make a change by sending a written request to the

Company's Operations Center. A change from Option 2 to Option 1 is made without providing evidence of insurability. A change from Option 1 to Option 2 will require satisfactory evidence of insurability. The effective date of a change requested between monthly anniversaries will be the next monthly anniversary after the change is accepted by the Company.

   If you change from Option 1 to Option 2, your policy's Specified Amount is reduced by the amount of the policy's Account Value at the date of the change. This maintains the base death benefit payable under Option 2 at the amount that would have been payable under Option 1 immediately prior to the change. The total base death benefit will not change immediately. The change to Option 2 will affect the determination of the base death benefit from that point on. As of the date of the change, the Account Value will be added to the new Specified Amount. The death benefit will then vary with the Account Value. This change will not be permitted if it would result in a new Specified Amount of less than $100,000.

   If you change from Option 2 to Option 1, the Specified Amount of the policy will be increased by the amount of the policy's Account Value at the date of the change. This maintains the base death benefit payable under Option 1 at the amount that would have been payable under Option 2 immediately prior to the change. The total base death benefit will not change immediately. The change to Option 1 will affect the determination of the base death benefit from that point on. The change to Option 1 will generally reduce the death benefit payable in the future.

   Increases in the Specified Amount resulting from a change in death benefit Option do not create new coverage segments. They increase the size of the oldest coverage segments of the Specified Amount. Therefore, cost of insurance and other charges are not computed separately for increases resulting from a death benefit Option change.

   Decreases due to a death benefit Option change will not reduce the Target Death Benefit but may reduce the Specified Amount. Any decrease associated with an Option change will maintain the net amount at risk for each coverage layer at the time of the change.

   A change in the death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk. Generally, the net amount at risk is the amount by which the base death benefit exceeds Account Value. See "Deductions from Account Value -- Cost of Insurance." If the policy's base death benefit is not based on the death benefit percentage under Option 1 or 2, changing from Option 2 to Option 1 will generally decrease the net amount at risk. Therefore, this change may decrease the cost of insurance charges. Changing from Option 1 to Option 2 will generally result in a net amount at risk that remains level. However, such a change will result in an increase in the cost of insurance charges over time. This results because the cost of insurance rates increase with the insured's age.

Changes in Death Benefit Amounts

   The policy owner may increase or decrease the Target Death Benefit subject to Company approval. The Target Death Benefit is the Specified Amount plus the benefit amount of the Term Insurance Rider. Increases or decreases in the Target Death Benefit can be done on a scheduled or unscheduled basis.

  Scheduled Increases in Target Death Benefits

   Increases to the Target Death Benefit may be scheduled:

      (1) At the time of application for the policy, or

      (2) At the time of the application for an unscheduled increase.

Scheduled increases will be effective on the requested date. A scheduled increase may only be made by increasing the amount of the Adjustable Term Insurance Rider. Since these increases are scheduled at issue, evidence of insurability will not be required at the time the increase becomes effective. Scheduled increases do not create new "coverage segments." Therefore, cost of insurance and other charges are not computed separately for such increases.

  Unscheduled Increases in Target Death Benefit

   A policy owner may request an unscheduled increase in the Target Death Benefit at any time after issue prior to the insured's age 81 (or age 70 for policies issued on a guaranteed basis). Additional evidence of insurability satisfactory to the Company will be required. An unscheduled increase will not be given for increments less than $10,000. Requests for an unscheduled increase must be made by written application to the Operations Center. The increase will become effective on the monthly anniversary that coincides with or follows the approval of the request by the Company.

   An unscheduled increase in the Target Death Benefit may consist of any combination of increases in Specified Amount and/or Adjustable Term Insurance Rider.

  . Unless otherwise indicated, any request for an unscheduled increase to the Target Death Benefit will be assumed to be a request for an increase to the Specified Amount.

  . An unscheduled increase in Specified Amount will increase the Target Death Benefit by an equal amount so that the Adjustable Term Insurance Rider amount will remain unchanged after the increase.

   An unscheduled increase in Specified Amount will create a new "coverage segment" for which cost of insurance and other charges are computed separately. If the Specified Amount is increased:

  .  Additional sales charges associated with the increase will be incurred.

  . The sales charge for the increase is calculated in a similar way as for the original Specified Amount. Premiums paid after the increase will be allocated to the original and the new coverage segments in the same proportion that the guideline annual premiums (defined by the federal income tax laws) for each segment bear to the sum of the guideline annual premiums for all segments.

  . The Company deducts a Sales Charge from each premium allocated to each segment up to the "Target Premium" paid in each year during the first ten policy years following an increase in Specified Amount.

  . The Target Premiums and the required premiums under the Guaranteed Death Benefit Rider, if applicable, will also be adjusted.

  .  The adjustment will be done prospectively to reflect the increase.

  . If the Specified Amount is increased at the same time that a premium payment is received, the increase will be processed before the premium payment is processed.

   If an unscheduled increase creates a new coverage segment of Specified Amount, the Account Value after the increase will be allocated:

      (1) first to the original coverage segment, and

      (2) second to each coverage segment in order of the increases.

      (3) Allocations will be in the same proportion that the guideline annual premiums (defined by the federal income tax laws) for each segment bear to the sum of the guideline annual premiums for all segments.

   Increasing the Specified Amount will generally increase the base death benefit of the policy. The amount of the change in the base death benefit will depend, among other things, on:

      (1) The death benefit Option chosen by the policy owner, and

      (2) Whether the base death benefit under the policy is being calculated using a Death Benefit Percentage at the time of the change.

Changing the Specified Amount could affect:

      (1) The subsequent level of the base death benefit while the policy is in effect, and

      (2) The subsequent level of policy values.

For example, an increase in Specified Amount may increase the net amount at risk under a policy, which will increase a policy owner's cost of insurance charges over time.

  Decreases In Target Death Benefits

   Any decrease in Specified Amount will reduce the Target Death Benefit of the policy and may reduce the Specified Amount of the policy at issue. Any decrease will be applied:

      (1) First to reduce the coverage segments of Adjustable Term Insurance Rider associated with the most recent increases, then

      (2) To the next most recent increases of Adjustable Term Insurance Rider successively, and last

      (3) To the original coverage segment of Adjustable Term Insurance Rider.

After all coverage segments of Adjustable Term Insurance Rider have been entirely eliminated, then coverage segments of the Specified Amount will be reduced in a similar order. A decrease will not be permitted if less than $10,000. In addition, no transaction will be permitted if the Specified Amount would fall below the required minimum to issue the policy at the time of the reduction.

   The required premiums under the Guaranteed Death Benefit Rider, if applicable, will be adjusted for the decrease in death benefits. If the Target Death Benefit or Specified Amount is decreased, target premiums will also be adjusted for the decrease. If the Target Death Benefit is decreased at the same time that a premium payment is received, the decrease will be processed before the premium payment is processed. Decreases become effective on the monthly anniversary following the approval of the request by the Company.

   The Company reserves the right to reject a requested decrease. Decreases will not be permitted if the decrease would result in a Specified Amount or Target Death Benefit which is less than the Specified Amount or Target Death Benefit the Company then allows. If a requested change is not approved, we will send you a written notice of our decision. See "Tax Considerations."

   Decreasing the Specified Amount will generally decrease the base death benefit. The amount of change in the base death benefit will depend, among other things, on:

      (1) The death benefit Option chosen, and

      (2) Whether the base death benefit under the policy is being calculated using a death benefit percentage at the time of the change.

Changing the Specified Amount could affect the subsequent level of the base death benefit while the policy is in effect and the subsequent level of policy values. For example, a decrease in Specified Amount may decrease the net amount at risk, which will decrease a policy owner's cost of insurance charges over time.

   Decreases due to a death benefit Option change will not reduce the Target Death Benefit but may reduce the Specified Amount. Any decrease associated with an Option change will maintain the net amount at risk for each coverage layer at the time of the change.

   Adjusting the Death Benefit may have tax consequences. You should consult a tax adviser before adjusting the Death Benefit.

Guaranteed Death Benefit Rider

   When the policy owner applies for a policy, the policy owner may also elect the Guaranteed Death Benefit Rider. This Rider may extend the period the Specified Amount of the policy remains in effect and requires that premiums (less any partial surrenders and their fees) at least equal to the cumulative Monthly Guaranteed Premium must have been paid and the Account Value of the Policy must exceed Outstanding Debt for the Rider to remain in effect.

   If the premiums you have paid do not equal or exceed this amount, the Rider will automatically end. In addition, this rider will automatically end at the insured's age 95 ("Guarantee Period"). An extra charge will be deducted from the Account Value each month during the Guarantee Period. This charge will end at the conclusion of the Guarantee Period, and it will end if on any monthly anniversary date you have not paid the amount of premiums the Rider requires you to pay. See "Deductions from Account Value -- Guaranteed Death Benefit Charge."

   On each monthly anniversary day we test to determine whether you have paid the amount of premiums required to keep the Guaranteed Death Benefit Rider in effect. To remain in effect, we make two tests. Under the first test the Account Value must exceed Outstanding Debt. Under the second test, we:

      (1) total the actual premiums you have paid for the policy, and

      (2) subtract the amount of partial surrenders (and associated fees).

The result must equal or exceed:

      (1) the Monthly Guarantee Premium for the Rider, times

      (2) the number of complete months since the policy date.

If the policy meets both tests on the monthly anniversary day, the Rider remains in effect until the next monthly anniversary date. If the policy fails to meet either test, we will send you a notice that requires you to pay additional premiums within the time specified in the notice. This time is called the "grace period." If you fail to pay the additional premiums required, the Guarantee Period, and therefore the Rider, will end. Once ended, the Rider can not be reinstated.

   The grace period for this Rider is explained in the section called "Grace Period and Lapse -- If Guaranteed Death Benefit Rider Is in Effect."

   Please refer to the policy for additional information on the Guaranteed Death Benefit Rider.

Other Optional Insurance Benefits

   Subject to certain requirements, you may elect to add one or more of the optional insurance benefits described below. Optional insurance benefits are added when you apply for your policy. These other optional benefits are added to your policy by an addendum called a Rider. A charge is deducted monthly from the Account Value for each optional benefit added to your policy. See "Charges and Deductions." The amounts of these benefits are fully guaranteed at issue. You can cancel these benefits at any time. Certain restrictions may apply and are described in the applicable Rider. In addition, adding or canceling these benefits may have an effect on your policy's status as a modified endowment contract. See "Tax Considerations." An insurance agent authorized to sell the policy can describe these extra benefits further.

   From time to time we may make available riders other than those listed below. Contact an insurance agent authorized to sell the policy for a complete list of the riders available.

  Adjustable Term Insurance Rider

   The policy can be issued with an Adjustable Term Insurance Rider as a portion of the total death benefit. This Rider provides term life insurance on the life of the insured, which is annually renewable to attained age 80. As described below, the amount of coverage provided by the Rider varies over time.

   When the policy is issued, a schedule of death benefit amount called the "Target Death Benefit" is established. The Target Death Benefit may be varied as often as each policy year, and subject to the Company's rules, may be changed after issue. See "Death Benefits Under the Policy."

   The amount of the Adjustable Term Insurance Rider in effect at any time is equal to the difference between the scheduled Target Death Benefit and the base death benefit in effect. The Rider is dynamic, it adjusts for variations in the base death benefit under the policy (e.g., changes resulting from the federal income tax law definition of life insurance). The Company generally restricts the amount of the Target Death Benefit at issue to an amount not more than 900% of the Specified Amount. For example, if the Specified Amount is $100,000 then the maximum amount of the Target Death Benefit allowed is $900,000.

   For example, assume the base death benefit varies according to the following schedule. The Adjustable Term Insurance Rider will adjust to provide death proceeds equal to the Target Death Benefit each year.

                                                        Term Insurance Rider
   Base Death Benefit        Target Death Benefit              Amount
   ------------------        --------------------       --------------------
        $500,000                   $550,000                    $50,000
        $501,500                   $550,000                    $48,500
        $501,250                   $550,000                    $48,750

   Since the Adjustable Term Insurance Rider is dynamic, it is possible that the Rider may be eliminated entirely as a result of increases in the base death benefit. Using the above example, if the base death benefit grew to $550,000, the Adjustable Term Insurance Rider would be reduced to zero. (It can never be reduced below zero.) Even though the Rider amount is reduced to zero, the Rider will remain in effect until it is removed from the policy. Therefore, if the base death benefit is subsequently reduced below the Target Death Benefit, a Rider amount will reappear as needed to maintain the Target Death Benefit at the requested level.

   There is no defined premium for the Adjustable Term Insurance Rider. The cost of the Rider is added to the monthly deductions, and is based on the insured's attained age and premium class. The Company may adjust the rate charged for the Rider from time to time, but any rate will remain the same for one year. The rate will never exceed the guaranteed cost of insurance rates for the Rider for that policy year. The cost for the Rider is added to the Company's calculation of the Monthly Guarantee Premium and to the calculation of the Minimum Annual Premium.

   There may be times in which it will be to your economic advantage to include a significant portion of your insurance coverage under a term rider. These circumstances depend on many factors, including the premium levels and amounts and duration of coverage you choose, as well as the age, sex, and rate class of the insured.

Benefits at Maturity

   The maturity date for this policy is the policy anniversary on which the insured is age 95. If the insured is living on the maturity date, the Company will pay to you, as an endowment benefit, the Account Value of the policy less Outstanding Debt. Ordinarily, the Company pays within seven days of the policy anniversary. Payments may be postponed in certain circumstances. See "Payments."

   At your option, payment of the benefit may be deferred until the date of the insured's death. Death proceeds payable immediately after the maturity date equal the Surrender Value (as defined below under "Policy Values") of the policy multiplied by the death benefit percentage at the insured's age 95. Premiums will not be accepted, nor will monthly deductions be made, after the maturity date.

   The tax consequences of continuing the policy beyond the insured's 95th year are unclear. You should consult a tax adviser if you intend to keep a policy in force beyond the insured's 95th year.

Enhanced Cash Value Rider

   At no cost to you, the Company will add the applicable Enhanced Cash Value Rider to your policy when the policy is issued. During the first eight policy years, this benefit will increase your Cash Value when you make a full surrender of the policy. The Company will also use this increase to compute your death benefit. This enhanced amount, however, is not added to your Account Value should you make a partial surrender or take a loan from your policy, or if you purchased your policy by means of an exchange.

   Specifically, during the first eight policy years (and if the conditions of the Rider are met), the Company will increase the amount payable upon full surrender of the policy by a maximum additional percentage of Cash Value in each policy year as follows:

                                            Enhanced Cash Value
            Policy Year                         Percentage
            -----------                         ----------
               1                                   5.0%
               2                                   7.0%
               3                                   7.0%
               4                                   6.0%
               5                                   5.0%
               6                                   3.0%
               7                                   2.0%
               8                                   1.0%
            9 and later                            0.0%

   The Company will continue to deduct any Outstanding Debt from the amount payable at full surrender.

   Coverage under the Enhanced Cash Value Rider will end on the earliest of (a) the date your policy goes out of force, (b) the eighth policy anniversary of your policy, or (c) the Valuation Date we receive your request to terminate the Rider. Please see the Rider for more details.
Policy Values

  Account Value

   The Account Value is the sum of the amounts under the policy held in each subaccount of MONY Variable Account L and any Guaranteed Interest Account. It also includes the amount set aside in the Company's loan account, and any interest, to secure Outstanding Debt.

   On each Valuation Date, the part of the Account Value allocated to any particular subaccount is adjusted to reflect the investment experience of that subaccount. On each monthly anniversary day, the Account Value also is adjusted to reflect the assessment of the monthly deduction. See "Determination of Account Value". No minimum amount of Account Value allocated to a particular subaccount is guaranteed. A policy owner bears the risk for the investment experience of Account Value allocated to the subaccounts. Please note: during extended periods of low interest rates, the yields of the money market subaccount may become extremely low and possibly negative.

  Surrender Value

   The owner can surrender a policy at any time while the insured is living and receive its Cash Value less any Outstanding Debt. If you surrender your policy during the first eight policy years, you may be eligible to have an enhanced cash value percentage added to your Cash Value. See "Enhanced Cash Value Rider" above. The Cash

Value of the policy equals the Account Value plus any applicable refund of sales charges. Thus, the Cash Value will exceed the policy's Account Value by the refund amount in the three years following policy issuance. Once the refund of sales charges has expired, the Cash Value will equal the Account Value (less any Outstanding Debt). See "Full Surrender".

Determination of Account Value

   Although the death benefit under a policy can never be less than the policy's Specified Amount, the Account Value will vary. The Account Value varies depending on several factors:

  .  Payment of premiums.

  .  Amount held in the Loan Account to secure any Outstanding Debt.

  .  Partial surrenders.

  .  The charges assessed in connection with the policy.

  .  Investment experience of the subaccounts.

  .  Amounts credited to the Guaranteed Interest Account.

There is no guaranteed minimum Account Value and you bear the entire risk relating to the investment performance of Account Value allocated to the subaccounts.

   The Company invests amounts allocated to the subaccounts in shares of the corresponding portfolios of the Funds. The values of the subaccounts reflect the investment experience of the corresponding portfolio. The investment experience reflects:

  .  The investment income.

  .  Realized and unrealized capital gains and losses.

  .  Expenses of a portfolio including the investment adviser fee.

  .  Any dividends or distributions declared by a portfolio.

Any dividends or distributions from any portfolio of the Funds are reinvested automatically in shares of the same portfolio. However, the Company, on behalf of MONY Variable Account L, may elect otherwise. The subaccount value will also reflect the mortality and expense risk charges the Company makes each day to the Variable Account.

   Amounts allocated to the subaccounts are measured in terms of units. Units are a measure of value used for bookkeeping purposes. The value of amounts invested in each subaccount is represented by the value of units credited to the policy for that subaccount. (See "Calculating Unit Values for Each Subaccount".) On any day, the amount in a subaccount of MONY Variable Account L is equal to the unit value times the number of units in that subaccount credited to the policy. The units of each subaccount will have different unit values.

   Units of a subaccount are purchased (credited) whenever net premiums or transfer amounts (including transfers from the loan account) are allocated to that subaccount. Units are redeemed (debited) to:

  .  Make partial surrenders.

  .  Make full surrenders.

  . Transfer amounts from a subaccount (including transfers to the loan account).

  .  Pay the death benefit when the insured dies.

  .  Pay monthly deductions from the policy's Account Value.

  .  Pay policy transaction charges.

  .  Pay partial surrender fees.

The number of units purchased or redeemed is determined by dividing the dollar amount of the transaction by the unit value of the affected subaccount, computed after the close of business that day. The number of units changes only as a result of policy transactions or charges. The number of units credited will not change because of later changes in unit value.

   Transactions are processed when a premium or an acceptable written request is received at the Company's Operations Center. If the premium or request reaches the administrative office on a day that is not a Valuation Date, or after the close of business on a Valuation Date (after 4:00 p.m. Eastern Time), the transaction date will be the next Valuation Date. All policy transactions are performed as of a Valuation Date. If a transaction date or monthly anniversary day occurs on a day other than a Valuation Date (e.g., Saturday), the calculations will be done on the next day that the New York Stock Exchange is open for regular trading.

Calculating Unit Values for Each Subaccount

   The Company calculates the unit value of a subaccount on any Valuation Date as follows:

      (1) Calculate the value of the shares of the portfolio belonging to the subaccount as of the close of business that Valuation Date. This calculation is done before giving effect to any policy transactions for that day, such as premium payments or surrenders. For this purpose, the net asset value per share reported to the Company by the managers of the portfolio is used.

      (2) Add the value of any dividends or capital gains distributions declared and reinvested by the portfolio during the valuation period. Subtract from this amount a charge for taxes, if any.

      (3) Divide the resulting amount by the number of units held in the subaccount on the Valuation Date before the purchase or redemption of any units on that Date.

The unit value of each subaccount on its first Valuation Date was set at $10.00.

Transfer of Account Value

   You may transfer Account Value among the subaccounts after the Right to Return Policy Period by writing to our Operations Center. Currently, there is:

      (1) no limitation on the number of transfers between subaccounts,

      (2) no minimum amount required for a transfer, or

      (3) no minimum amount required to remain in a given subaccount after a transfer.

   After the Right to Return Policy Period, Account Value may also be transferred from the subaccounts to the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account to the subaccounts will only be permitted in the policy month following a policy anniversary as described in "The Guaranteed Interest Account."

Transfers by Third Party

   As a general rule and as a convenience to you, we allow you to give third parties the right to effect transfers on your behalf. However, when the same third party possesses this ability on behalf of many owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the portfolios underlying the policy, can result in higher costs to policy owners, and are generally not compatible with the long-range goals of policy owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the policies and the management of the Funds share this position.

Right to Exchange Policy

   During the first 24 months following the policy date, you may exchange your policy for one which the investment experience is guaranteed. To accomplish this, the entire amount in the subaccounts of MONY Variable Account L is transferred to the Guaranteed Interest Account. All future premiums are allocated to the Guaranteed Interest Account. This serves as an exchange of your policy for the equivalent of a flexible premium universal life policy. See "The Guaranteed Interest Account." No charge is imposed on the transfer when you exercise the exchange privilege.

Policy Loans

   The policy owner may borrow money from the Company at any time using the policy as security for the loan. A loan is taken by submitting a proper written request to the Company's Operations Center. A policy owner may take a loan any time a policy is in effect. The minimum amount a policy owner may borrow is $250. The maximum amount that may be borrowed at any time is 90% of the Account Value of the policy less any Outstanding Debt on the date of the loan. (If you request a loan on a monthly anniversary day, the maximum loan is reduced by the monthly deduction due on that day.) The Outstanding Debt is the cumulative amount of outstanding loans and loan interest payable to the Company at any time.

   Loan interest is payable in arrears on each policy anniversary at an annual rate of 4.6%. Interest on the full amount of any Outstanding Debt is due on the policy anniversary, until the Outstanding Debt is repaid. If interest is not paid when due, it will be added to the amount of the Outstanding Debt.

   The owner may repay all or part of the Outstanding Debt at any time while the policy is in effect. Only payments shown as loan or interest payments will be treated as such. If a loan repayment is made which exceeds the Outstanding Debt, the excess will be applied as a scheduled premium payment. If a payment is not identified as a loan repayment, it will also be treated as a premium payment. The payment will be subject to the rules on acceptance of premium payments.

   When a loan is taken, an amount equal to the loan is transferred out of the policy owner's Account Value into the loan account to secure the loan. The entire amount of the loan will be allocated against the Guaranteed Interest Account and each subaccount in the same proportion that the account value held in the Guaranteed Interest Account and each subaccount bears to the Account Value in all such accounts. On each policy anniversary, an amount equal to the loan interest due and unpaid for the policy year will be transferred to the loan account. The transfer is made from the subaccounts and the Guaranteed Interest Account on a proportional basis.

   The loan account is part of the Company's general account. Amounts held in the loan account are credited monthly with an annual rate of interest not less than 4.0%.

   Loan repayments release funds from the loan account. Unless you request otherwise, amounts released from the loan account will be transferred into the subaccounts and Guaranteed Interest Account pursuant to your most recent valid allocation instructions for scheduled premium payments. In addition, any interest earned on the amount held in the Loan Account will be transferred each policy anniversary to each of the subaccounts and the Guaranteed Interest Account on the same basis.

   Amounts held in the loan account to secure Outstanding Debt forego the investment experience of the subaccounts and the current interest rate of the Guaranteed Interest Account. Thus Outstanding Debt, whether or not repaid, has a permanent effect on your policy values and may have an effect on the amount and duration of the death benefit. If not repaid, the Outstanding Debt will be deducted from the amount of the death benefit upon the death of the insured, or the Cash Value paid upon surrender or maturity.

   Outstanding Debt may affect the length of time the policy remains in effect. Unless the Guaranteed Death Benefit Rider is in effect, the policy will lapse when (1) the Account Value minus Outstanding Debt is insufficient to cover the monthly deduction against the policy's Account Value on any monthly anniversary day, and (2) the minimum payment required is not made during the grace period. Moreover, the policy may enter the grace period more quickly when Outstanding Debt exists, because the Outstanding Debt is not available to cover the monthly deduction. In addition, the guarantee period under the Guaranteed Death Benefit Rider may end if Outstanding Debt exceeds the Account Value of the policy. Additional payments or repayments of a part of Outstanding Debt may be required to keep the Policy or Rider in effect. See "Grace Period and Lapse."

   A loan will not be treated as a distribution from your policy and will not result in taxable income to you unless your policy is a modified endowment contract. If your policy is a modified endowment contract, a loan will be treated as a distribution that may be considered taxable income. If your policy lapses with an outstanding loan balance, there could be adverse federal income tax consequences depending on the particular facts and circumstances. For example, if your policy lapses with an outstanding loan balance, you can have ordinary income to the extent the outstanding loan exceeds your investment in the policy (i.e. generally premiums paid less prior non-taxable distributions). For more information on the tax treatment of loans, see "Tax Considerations."

Full Surrender

   A policy owner may fully surrender a policy at any time during the life of the insured. The amount received for a full surrender is the policy's Cash Value plus (1) any amount added to Cash Value by the Enhanced Cash Value Rider, less (2) any Outstanding Debt. For purposes of calculating the Cash Value, the net asset value of shares of the portfolios of the applicable subaccounts will be determined on (1) the Valuation Date that we receive your request at our Operations Center, or (2) on the next Valuation Date if that day is not a Valuation Date.

   A policy owner may surrender a policy by sending a written request together with the policy to the Company's Operations Center. The proceeds will be determined as of the end of the valuation period during which the request for surrender is received. A policy owner may elect to (1) have the proceeds paid in cash, or (2) apply the proceeds under a payment plan offered under the policy. See "Payment Plan Settlement Provisions." For information on the tax effects of surrender of a policy, see "Tax Considerations."

Partial Surrender

   With a partial surrender, the policy owner obtains a part of the Account Value of the policy without having to surrender the policy in full. The policy owner may request a partial surrender beginning in the first policy year. The partial surrender and the corresponding calculation of net asset value will take effect on (1) the Valuation Date that we receive your request at our Operations Center, or (2) on the next Valuation Date if that day is not a Valuation Date. There is currently no limit on the number of partial surrenders allowed in a policy year but the Company reserves the right to limit the number of partial surrenders to 12 per policy year.

   The partial surrender minimum is $500 (plus the applicable fee). In addition, the policy's Account Value less Outstanding Debt must be at least $500 after the partial surrender. In addition, the partial surrender must not reduce the Target Death Benefit or Specified Amount below the minimum we require to issue the policy.

   The policy owner may make a partial surrender by submitting a proper written request to the Company's Operations Center. As of the effective date of any partial surrender, the policy owner's Account Value and Surrender Value are reduced by the amount surrendered (plus the applicable fee). The amount of the partial surrender (plus the applicable fee) will be deducted proportionately from the policy owner's Account Value in the subaccounts and the Guaranteed Interest Account.

   When a partial surrender is made and you selected death benefit Option 1, the Target Death Benefit and the base death benefit of your policy is generally decreased by the amount of the partial surrender (plus its fee). If the reduced base death benefit is less than the Specified Amount in force on that day, the Specified Amount will be decreased to equal that reduced base death benefit.

   The Target Death Benefit in force must also be adjusted as follows:

      (1) if the base death benefit before the partial surrender is less than the Target Death Benefit, the Target Death Benefit will be reduced by the amount of the Partial Surrender (plus its applicable fee), less the amount of the partial surrender.

      (2) if the base death benefit before the partial surrender is greater than or equal to the Target Death Benefit, the Target Death Benefit under the policy is reduced by the lesser of:

          (a) the amount of the partial surrender, plus its applicable fee; or

          (b) the amount, if any, that the Target Death Benefit exceeds the difference between the base death benefit and the amount of the partial surrender including any applicable fee.

   When a partial surrender is made and you selected death benefit Option 2, the Target Death Benefit is generally decreased by the amount of the partial surrender (plus the amount of the partial surrender fee). The partial surrender will not change the Specified Amount of the policy. However, the partial surrender will reduce the base death benefit by the amount of the partial surrender. If the Option 2 death benefit is based upon the Cash Value times the death benefit percentage, a partial surrender may cause the base death benefit to decrease by an amount greater than the amount of the partial surrender. The Target Death Benefit under the policy is reduced by:

      (1) if the base death benefit before the partial surrender is less than the Target Death Benefit, the Target Death Benefit will be reduced by the amount of the partial surrender (plus its applicable fee), or

      (2) if the base death benefit prior to the partial surrender is greater than the Target Death Benefit, Target Death Benefit will be reduced by the lesser of:

          (a) the amount of the partial surrender, plus its applicable fee; or

          (b) the amount, if any, that the Target Death Benefit exceeds the difference between the base death benefit and the amount of the partial surrender. See "Death Benefits Under the Policy."

   There is a fee for each partial surrender of the lesser of $25 or 2% of the partial surrender amount. See "Charges and Deductions -- Transaction and Other Charges."

   For information on the tax treatment of partial surrenders, see "Tax Considerations."

Grace Period and Lapse

   Your policy will lapse only when:

      (1) The Account Value less Outstanding Debt is insufficient to cover the current monthly deduction against the policy's Account Value on any monthly anniversary day, and

      (2) A 61-day Grace Period expires without the policy owner making a sufficient payment.

  If Guaranteed Death Benefit Rider Is Not in Effect

   To avoid lapse if (1) an insufficiency occurs, and (2) a Guaranteed Death Benefit Rider is not in effect, the policy owner must pay the required amount during the Grace Period. When an insufficiency occurs, you may also be required to pay any unpaid loan interest accrued for the policy year. The interest amount will also have to be paid prior to the end of the Grace Period.

   We will reject any payment if it means your total premium payments will exceed the maximum permissible premium for your policy's Specified Amount under the Internal Revenue Code. This may happen when the policy owner has Outstanding Debt. In this event, the policy owner could repay enough of the Outstanding Debt to avoid termination. The policy owner may also wish to repay an additional part of the Outstanding Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums, the policy owner may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse.

   If the Account Value less Outstanding Debt will not cover the entire monthly deduction on a monthly anniversary day, we will deduct the amount that is available. We will notify the policy owner (and any assignee of record) of the payment required to keep your policy in effect. You will then have a grace period of 61 days, from the date the notice was sent, to make the payment. The payment required is:

      (1) the amount of the monthly deduction not paid, plus

      (2) any accrued loan interest due during the Grace Period, plus

      (3) not less than two succeeding monthly deductions (or the number of monthly deductions remaining until the next scheduled premium due date, if more than two).

(See "Charges and Deductions -- Deductions from Premiums"). The policy will remain in effect through the Grace Period. If the owner fails to make the required payment within the Grace Period, the coverage under the policy will end and your policy will lapse. Required premium payments made during the Grace Period will be allocated among the subaccounts and the Guaranteed Interest Account. The allocation is made according to your current scheduled premium payment allocation instructions. Any monthly deduction due will be charged proportionately to the subaccounts and the Guaranteed Interest Account. If the insured dies during the grace period, the death benefit proceeds will equal:

      (1) The amount of the death benefit immediately prior to the start of the grace period, reduced by

      (2) Any unpaid monthly deductions and any Outstanding Debt.

  If Guaranteed Death Benefit Rider Is in Effect

   The Specified Amount of your policy will not lapse during the guarantee period even if the Account Value less Outstanding Debt is not enough to cover all the deductions from the Account Value on any monthly anniversary day if:

      (1) A Guaranteed Death Benefit Rider is in effect, and

      (2) The test for continuation of the guarantee period has been met.

See "Guaranteed Death Benefit Rider".

   While the Guaranteed Death Benefit Rider is in effect, the Account Value of the policy may be reduced by monthly deductions but not below zero. During the guarantee period, we will waive any monthly deduction that will reduce the Account Value below zero. If the Guaranteed Death Benefit Rider is ended, the normal test for lapse will resume. The Guaranteed Death Benefit Rider does not guarantee the continuation of any Adjustable Term Insurance Rider.

  Reinstatement

   We will reinstate a lapsed policy at any time:

      (1) before the maturity date, and

      (2) within five years after the monthly anniversary day which precedes the start of the Grace Period.

   To reinstate a lapsed policy we must also receive:

      (1) a written application from you;

      (2) evidence of insurability satisfactory to us;

      (3) payment of a premium large enough to cover the balance that was needed to be paid during the grace period (see "Grace Period and Lapse," above);

      (4) payment of a premium at least sufficient to keep your policy in effect for three months after the reinstatement date; and

      (5) payment of any Outstanding Debt or reinstatement of any Outstanding Debt, plus payment of any interest on Outstanding Debt from the date of reinstatement to the next succeeding policy anniversary day at a rate that applies to policy loans on the date of reinstatement.

   When your policy is reinstated, the Account Value will be equal to the Account Value on the date of the lapse subject to the following:

      (1) Any Outstanding Debt on the date of lapse must be paid or reinstated.

      (2) No interest on amounts held in our loan account to secure Outstanding Debt will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly anniversary day on or proceeding the date of approval by us. At that time, the Account Value minus, if applicable, Outstanding Debt will be allocated among the subaccounts and the Guaranteed Interest Account pursuant to your most recent scheduled premium payment allocation instructions.

Deductions from Premiums

   The sales charge and tax charges are deducted from the gross premium prior to applying the net premium to the Account Value. The sales charge is deducted from gross premium only up to Target Premium. Tax charges are deducted against the entire gross premium.

Sales Charge -- During the first ten policy years and during the ten policy years following an increase in Specified Amount -- 9%.
                After the tenth policy year -- 0%

   The Target Premium is an amount equal to the maximum amount of premium which may be paid for a death benefit Option 1 policy without violating the limits imposed by the federal income tax law definition of a modified endowment contract. See "Modified Endowment Contracts." The Target Premium is not based on scheduled premium. The Target Premium for the policy and Specified Amount coverage segments added since the policy date will be stated in the policy.

   The sales charge compensates us for the cost of distributing the policies. This charge is not expected to be enough to cover sales and distribution expenses for the policies. Expenses in excess of the sales charges may be recovered from other charges, including amounts indirectly derived from the charge for mortality and expense risks and mortality gains.

   A portion of the sales charges previously deducted from premium payments may be refunded if:

      (1) the policy is surrendered in the first three policy years, and

      (2) the policy is not in default.

Year of Surrender              Amount of Refund
-----------------              ----------------
First policy year............. Sum of all sales charge deductions in that year
Second policy year............ 66.67% of sales charge deductions in the first policy year
Third policy year............. 33.33% of sales charge deductions in the first policy year

   No refund will be paid if the policy is in default.

Tax Charges -- State and local premium tax -- 0%.
               Federal tax for deferred acquisition costs of the Company -- 1.25%

   The 1.25% current charge against each premium covers our estimated cost for the federal income tax treatment of deferred acquisition costs. This is determined solely by the amount of life insurance premiums received. We believe this charge is reasonable in relation to our increased federal tax burden under IRC Section 848 resulting from the receipt of premium payments. No charge will be deducted where premiums received from you are not subject to this tax.

   We reserve the right to increase or decrease the charge for taxes due to any change in tax law or due to any change in the cost to us. In addition, if an insured changes his or her place of residence, we should be notified of the change. Any change in the tax rate will be effective upon receipt of the next premium payment following the date the Company is notified of the tax rate change.

Deductions from Account Value

   A charge called the Monthly Deduction is deducted from the Account Value on each monthly anniversary day. The Monthly Deduction consists of the following items:

Cost of Insurance -- This charge compensates us for the anticipated cost of paying death benefits in excess of Account Value to insureds' beneficiaries. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under the policy at the beginning of each policy month. Here, net amount at risk equals the death benefit payable at the beginning of the policy month less the Account Value at that time.

   The policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables. (Where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Smoker and Nonsmoker Mortality Table B applies.) These rates are based on the age and underwriting class of the insured. They are also based on the gender of the insured. Unisex rates are used where appropriate under applicable law. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates. We may change current rates in the future. Like the guaranteed rates, the current rates also vary with the age, gender, smoking status, and underwriting class of the insured. In addition, they also vary with the policy duration. The cost of insurance rate generally increases with the age of the insured.

   Lower cost of insurance rates are offered at most ages for insureds who:

      (1) qualify for the standard underwriting class, and

      (2) whose applications are fully underwritten (i.e., subject to evidence of the insured's insurability).

   Current insurance rates are generally higher if the policies are issued on a guaranteed issue basis, where evidence of insurability is not required. Policies issued to employers, trustees and similar entities are often issued on a guaranteed issue basis. Only limited underwriting information is obtained when underwriting on a guaranteed issue basis. Therefore, policies in this underwriting class may present an additional mortality expense to us relative to fully underwritten policies. The additional risk is generally reflected in higher current insurance rates, which are nevertheless guaranteed not to exceed the 1980 Commissioners' Standard Ordinary Mortality Tables.

   We may offer insurance coverage up to $2.5 million on a guaranteed issue or simplified issue basis under policies in a single case that meet our requirements at the time of policy issue.

   If there have been increases in the Specified Amount, then for purposes of calculating the cost of insurance charge, the Account Value will first be applied to the initial Specified Amount. If the Account Value exceeds the initial Specified Amount, the excess will then be applied to any increase in Specified Amount in the order of the increases. If the base death benefit equals the Surrender Value multiplied by the applicable death benefit percentage, any increase in Account Value will cause an automatic increase in the base death benefit. The underwriting class and duration for such increase will be the same as that used for the most recent increase in Specified Amount (that has not been eliminated through a later decrease in Specified Amount).

Mortality and Expense First 10 policy years -- .05% per month of Account Value allocated to
Risk Charge --        MONY Variable Account L which is equivalent to an annual rate of .60%
                      of Account Value allocated to MONY Variable Account L.
                      After the 10th policy year -- Maximum charge of .0375% per month of
                      Account Value allocated to MONY Variable Account L equivalent to
                      .45% annually. This charge may be reduced.

   This charge compensates us for assuming mortality and expense risks under the policies. The mortality risk assumed is that insureds, as a group, may live for a shorter period of time than estimated. Therefore, the cost of insurance charges specified in the policy will not be enough to meet our actual claims. We assume an expense risk that other expenses incurred in issuing and administering the policies and operating MONY Variable Account L will be greater than the amount estimated when setting the charges for these expenses. We will realize a profit from this fee to the extent it is not needed to provide benefits and pay expenses under the policies. We may use this profit for other purposes. These purposes may include any distribution expenses not covered by the sales charge.

   This charge is not assessed against the amount of the policy Account Value that is allocated to the Guaranteed Interest Account, nor to amounts in the loan account.

Administrative
Charge --      $7.50 per month (all policies)

   The administrative charge reimburses us for expenses associated with administration and maintenance of the policies. The charge is guaranteed never to exceed $7.50. We do not expect to profit from these charges.

Guaranteed Death Benefit           If you elect the Guaranteed Death Benefit Rider, you will be charged
Charge --                          $0.01 per $1,000 of policy Specified Amount per month during the term of the Guaranteed Death Benefit Rider. This charge is guaranteed never to exceed this amount.
Optional Adjustable Term Insurance Current cost of insurance rate x amount at risk at the beginning of the
Rider Charge --                    policy month.
Transaction and Other              Partial Surrender Fee -- lesser of $25 or 2% of the partial surrender
Charges --                         amount
                                   Transfer of Account Value -- Currently the Company does not assess a transfer charge. The Company reserves the right to charge up to a maximum of $25 for transfers.

   The charges for the partial surrender fee, transfer of Account Value and premium allocation changes are guaranteed not to exceed the amounts stated above.

   We may charge the subaccounts for federal income taxes that are incurred by us and are attributable to MONY Variable Account L and its subaccounts. No such charge is currently assessed. See "Charge for Company Income Taxes".

   We will bear the direct operating expenses of MONY Variable Account L. The subaccounts purchase shares of the corresponding portfolio of the underlying Fund. The Fund's expenses are not fixed or specified under the terms of the policy.

Guarantee of Certain Charges

   We guarantee that certain charges will not increase. This includes:

      (1) mortality and expense risk charge,

      (2) administrative charge,

      (3) guaranteed Death Benefit charge,

      (4) sales charge,

      (5) guaranteed cost of insurance rates, and

      (6) certain transaction charges.

   Any changes in the current cost of insurance charges related to the base death benefit or the monthly charge for the Adjustable Term Insurance Rider will be made based on the class of the insured. Changes will be based on changes in:

      (1) future expectations with respect to investment earnings,

      (2) mortality,

      (3) length of time policies will remain in effect,

      (4) expenses, and

      (5) taxes.

   In no event will they exceed the guaranteed rates defined in the policy.

Corporate Purchasers -- Reduction of Charges

   For sales of the policy to corporations, banks or institutions in situations where the Company expects to incur lower than normal expenses, such as financial institutions, it reserves the right to reduce one or more of the charges or deductions described above or elsewhere in this prospectus. The Company considers a number of factors in determining whether or not to expect expense reductions that would warrant a reduction of one or more charges or deductions. These may include but are not limited to:

  .  the nature of the corporate, bank or institutional purchaser;

  . the size of the case (either by number of insured lives or anticipated aggregate premium);

  .  the planned funding pattern for the case;

  .  the anticipated persistency of the case;

  .  reduced distribution expenses;

  .  reduced administrative expenses; or

  . any other factors that indicate reduced levels of risk, expenses or services to policy owners.

   In certain circumstances, charge and deduction reductions may be contractually guaranteed. Where there is no guarantee of such reductions, future experience with a category of reduced charge/deduction cases may cause the Company to discontinue or modify some or all of the reductions on a uniform basis for all policies in the category.

                               OTHER INFORMATION

Tax Considerations

  Introduction

   The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

   In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the policy should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a rated basis and policies with term riders added and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

   In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the policies, such as the flexibility of a policy owner to allocate premiums and cash values, have not been explicitly addressed in published rulings. While we believe that the policies do not give policy owners investment control over MONY Variable Account L assets, we reserve the right to modify the policies as necessary to prevent a policy owner from being treated as the owner of the Variable Account assets supporting the policy.

   In addition, the Code requires that the investments of MONY Variable Account L be "adequately diversified" in order for the policies to be treated as life insurance contracts for federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

   The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

   In General. We believe that the death benefit under a policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

   Generally, the policy owner will not be deemed to be in constructive receipt of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract."

   Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective policy owner should consult with a competent advisor to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Contract.

   Distributions Other Than Death Benefits from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

      (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

      (2) Loans taken from or secured by a policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

      (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the policy owner has attained age 591/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary or designated beneficiary. A corporate owner will not meet any of these exceptions.

   If a policy becomes a modified endowment contract, distributions that occur during the contract year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

   Distributions Other Than Death Benefits from Policies that are not Modified
Endowment Contracts.   Distributions other than death benefits from a policy
that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

   Loans from or secured by a policy that is not a Modified Endowment Contract are generally not treated as distributions. However, the tax consequences associated with loans after the tenth policy year are less clear and a tax adviser should be consulted about such loans.

   Finally, neither distributions from nor loans from or secured by a policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

   Investment in the Policy. Your investment in the policy is generally your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax-free.

   Policy Loans. In general, interest on a policy loan will not be deductible. If a policy loan is outstanding when a policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

   Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

   Withholding. To the extent that policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

   Continuation of Policy Beyond Age 95. The tax consequences of continuing the policy beyond the insured's 95th year are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the insured's 95th year.

   Business Uses of Policy. Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

   Other Tax Considerations. The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

   Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the policy.

  Our Income Taxes

   Under current federal income tax law, we are not taxed on MONY Variable Account L's operations. Thus, currently we do not deduct a charge from the Variable Account for federal income taxes. We reserve the right to charge MONY Variable Account L for any future federal income taxes we may incur.

   Under current laws, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

  Federal Bank Regulatory Considerations

   To assist banks in determining whether to purchase a corporate-owned life insurance ("COLI") policy such as the policy, the Office of the Comptroller of the Currency ("OCC") has established guidelines describing several factors that national banks should consider. On July 20, 2000, the OCC issued Bulletin 2000-23 that outlines certain supervisory considerations a bank should consider before purchasing a COLI policy. These include the following:

  . The bank should determine the need for insurance by identifying the specific risk of loss or obligation to be insured against;

  . Using the cost of insurance and the time value of money, the bank should ensure that the amount of insurance purchased is not excessive;

  . The bank should consider using a vendor to purchase the COLI policy which could work with the bank in designing, negotiating, and administering/servicing the COLI policy;

  . Because of the long duration of the COLI policy, the bank should consider the characteristics of the policy as well as the insurance company's credit rating, general reputation and experience in the marketplace;

  . The bank should consider whether the benefits to be derived from the COLI policy will achieve the bank's objectives;

  . The bank should determine that any compensation provided by COLI used in a split-dollar arrangement (i.e., where the employer and employee share the rights to a policy's cash surrender value and death benefits) combined with all other compensation is not excessive;

  . The bank should analyze the transaction, credit, interest rate, liquidity, compliance and price risk it will be subject to with its purchase of the COLI policy; and

  . The bank should consider alternatives to the purchase of a COLI policy and document its decision concerning its COLI policy purchase.

   The OCC also indicates that purchasing insurance to indemnify a bank against a specific risk does not relieve the bank from other responsibilities relating to managing that risk.

Voting of Fund Shares

   Based on its view of present applicable law, the Company will exercise voting rights attributable to the shares of each portfolio of the Funds held in the subaccounts. We will exercise such rights at any regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the Investment Company Act of 1940. Our exercise of these voting rights will be based on instructions received from persons having the voting interest in corresponding subaccounts of MONY Variable Account L. We may elect to vote the shares of the Funds in our own right if:

      (1) The Investment Company Act of 1940 or any regulations thereunder is amended, or

      (2) The present interpretation of the Act should change, and

      (3) As a result we determine that it is permitted to vote the shares of the Funds in our own right.

   The person having the voting interest under a policy is the policy owner. Unless otherwise required by applicable law, a policy owner will have the right to instruct for the number of votes of any portfolio determined by dividing his or her Account Value in the subaccount that corresponds to the portfolio by $100. Fractional votes will be counted. The number of policy owner votes will be determined as of the date set by the Company. However, such date will not be more than 90 days prior to the date established by the corresponding Fund for determining shareholders eligible to vote at that Fund's meeting. If required by the Securities and Exchange Commission, the Company reserves the right to determine the voting rights in a different fashion. Voting instructions may be cast in person or by proxy.

   If the Company does not receive voting instructions from the policy owner on time, the Company will vote his or her votes. The Company will vote in the same proportion as voting instructions received on time for all policies participating in that subaccount. The Company will also exercise the voting rights from assets in each subaccount, which are not otherwise attributable to policy owners. These votes will be exercised in the same proportion as the voting instructions that are received on time for all policies participating in that subaccount. Generally, the Company will vote any voting rights attributable to shares of portfolios of the Funds held in its General Account. These votes will be exercised in the same proportion as the aggregate votes cast with respect to shares of portfolios of the Funds held by MONY Variable Account L and other separate accounts of the Company.

Disregard of Voting Instructions

   The Company may disregard voting instructions when required by state insurance regulatory authorities, if, (1) the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio, or (2) to approve or disapprove an investment advisory contract. In addition, the Company itself may disregard voting instructions of changes initiated by policy owners in the investment policy or the investment adviser (or portfolio manager) of a portfolio. The Company's disapproval of such change must be reasonable and must be based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio's objectives and purpose, and considering the effect the change would have on the Company. If Company does disregard voting instructions; a summary of that action and the reasons for such action will be included in the next report to policy owners.

Report to Policy Owners

   A statement will be sent at least annually to each policy owner setting forth:

      (1) A summary of the transactions which occurred since the last statement, and

      (2) Indicating the death benefit, Specified Amount, Account Value, Cash Value, and any Outstanding Debt.

In addition, the statement will indicate the allocation of Account Value among the Guaranteed Interest Account, the Loan Account and the subaccounts, and any other information required by law. Confirmations will be sent out upon premium payments, transfers, loans, loan repayments, withdrawals, and surrenders.

   Each policy owner will also receive an annual and a semiannual report containing financial statements for MONY Variable Account L and the Funds. The Funds' statement will include a list of the portfolio securities of the Funds, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

Substitution of Investments and Right to Change Operations

   The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by or may be purchased by MONY Variable Account L or any of its other separate accounts. The Company may substitute shares of another portfolio of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the policies if in the judgment of the Company's management, further investment in shares of any or all portfolios of the Funds should become inappropriate in view of the purposes of the policies.

   The new portfolios of the Funds may have higher fees and charges than the ones they replaced, and not all Fund portfolios may be available to all classes of policies.

   Where required, the Company will not substitute any shares attributable to a policy owner's interest in MONY Variable Account L without notice, policy owner approval, or prior approval of the Securities and Exchange Commission. The Company will also follow the filing or other procedures established by applicable state insurance regulators including the Superintendent of Insurance of the State of New York.

   The Company also reserves the right to establish additional subaccounts of MONY Variable Account L. Each additional subaccount would invest in (1) a new portfolio of the Funds, or (2) in shares of another investment company, a portfolio thereof, or (3) another suitable investment vehicle, with a specified investment objective. New subaccounts may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant, and any new Subaccounts will be made available to existing Policy Owners on a basis to be determined by the Company. The Company may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   If a substitution or change is made, the Company may make changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If the Company considers it to be in the best interests of persons having voting rights under the policies, MONY Variable Account L may:

      (1) Be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law,

      (2) Be deregistered under that Act if such registration is no longer required, or

      (3) Be combined with other separate accounts of the Company or an affiliate thereof.

Subject to compliance with applicable law, the Company also may combine one or more subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of MONY Variable Account L.

Changes to Comply with Law

   The Company reserves the right to make any change without consent of policy owners to the provisions of the policy to comply with, or give policy owners the benefit of, any Federal or State statute, rule, or regulation.

Federal and State laws include but are not limited to requirements for life insurance contracts under the Internal Revenue Code, and regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

   Performance information for the subaccounts of MONY Variable Account L and the underlying portfolios in which the subaccounts invest may appear in advertisements, sales literature, or reports to policy owners or prospective purchasers.

   All performance we show will reflect the fees and charges assessed by the Funds and shown in the table under "Fees and Expenses of the Funds." Each performance presentation will identify the fees and charges deducted from the performance, and the fees and charges not deducted from the performance (if we were to show those omitted fees and charges, performance would have been significantly lower).

   You may always obtain a personalized illustration. This illustration will reflect the fees and charges assessed under the policy that are applicable to you. These fees and charges include the sales charge, the tax charge, the cost of insurance charge, the mortality and expense risk charge, the administrative charge, and the fees and charges assessed by the Funds in which you invest.

   We provide hypothetical illustrations in this prospectus. See Appendix G. These illustrations show all the standard fees and charges assessed under the policy, but do not reflect the optional benefits that you may purchase for an extra fee.

   Performance information may be compared, in reports and promotional literature, to: (1) the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general; (2) other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

   The performance data represents past performance and should not be considered indicative of future results.

                        THE GUARANTEED INTEREST ACCOUNT

   You may allocate all or a portion of your net premiums and transfer Account Value to the Guaranteed Interest Account of the Company. Amounts allocated to the Guaranteed Interest Account become part of the "General Account" of the Company, which supports insurance and annuity obligations. The amounts allocated to the General Account of the Company are subject to the liabilities arising from the business the Company conducts. Descriptions of the Guaranteed Interest Account are included in this Prospectus for the convenience of the purchaser. The Guaranteed Interest Account and the General Account of the Company have not been registered under the Securities Act of 1933 and the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Guaranteed Interest Account. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Guaranteed Interest Account, see the policy.

General Description

   Amounts allocated to the Guaranteed Interest Account become part of the General Account of the Company which consists of all assets owned by the Company other than those in MONY Variable Account L and other separate accounts of the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of its General Account.

   You may elect to allocate net premiums to the Guaranteed Interest Account, MONY Variable Account L, or both. You may also transfer Account Value from the subaccounts of MONY Variable Account L to the Guaranteed Interest Account or from the Guaranteed Interest Account to the subaccounts. The Company guarantees that the Account Value in the Guaranteed Interest Account will be credited with a minimum interest rate of 0.010746% daily, compounded daily, for a minimum effective annual rate of 4.0%. Such interest will be paid regardless of the actual investment experience of the Guaranteed Interest Account and, once applied, such interest is non-forfeitable. In addition, the Company may in its sole discretion declare current interest rate in excess of the 4.0% rate, which will be guaranteed for one year if a LIBOR RATE is used. If we use a rate other than a LIBOR Rate, we will set this rate annually for the month the policy is issued, and that will be credited throughout that calendar year to assets allocated to the Guaranteed Interest Account. As of July 10, 2000, the company's investment strategy is to acquire securities which will allow annual interest credits to the Guaranteed Interest Account to vary in accordance with the London Interbank Offered Rate (LIBOR). Annual credits can be less than, equal to or greater than LIBOR. The Company reserves the right to change its interest strategy. (The portion of a policy owner's Account Value that has been used to secure Outstanding Debt will be credited with a guaranteed interest rate of 0.010746% daily, compounded daily, for a minimum effective annual rate of 4.0%.)

   Any change in interest rate will be on a uniform basis for insureds of the same class and will be determined in accordance with procedures and standards on file with the Superintendent of Insurance of the State of New York.

   The Company also offers the choice of a Portfolio based current interest rate instead of the LIBOR-based rate. If this choice is made at issue or at the time money is first allocated to the Guaranteed Interest Account, then we may, at our sole discretion, declare current interest rate in excess of the 4.0% rate, which we will guarantee for approximately one year; and such rate of interest will be based upon the expectation of investment experience of a portfolio of assets supporting this and other similar products as we may so choose. The choice of Guaranteed Interest Account crediting rate method can only be made once during the lifetime of the policy and, once made cannot be changed to another method.

   The Company bears the full investment risk for the Account Value allocated to the Guaranteed Interest Account.

Policy Charges

   Deductions from premium, monthly deductions from the Account Value, other than the mortality and expense risk fee, will be the same for policy owners who allocate net premiums or transfer Account Value to the Guaranteed Interest Account or allocate net premiums to the subaccounts. These charges include the sales and tax charges; the charges for the cost of insurance, administrative charge, issue charge, and the charge for the Adjustable Term Insurance Rider. Fees for partial surrenders and, if applicable, transfer charges, will also be deducted from the Guaranteed Interest Account.

   You will not directly or indirectly pay charges applicable to the portfolios, including the operating expenses of the portfolios, and the investment advisory fee charged by the portfolio managers if your Account Value is allocated to the Guaranteed Interest Account. Likewise, the mortality and expense risk charge applicable to the Account Value allocated to the subaccounts is not deducted from Account Value allocated to the Guaranteed Interest Account. Any amounts that the Company pays for income taxes allocable to the subaccounts will not be charged against the Guaranteed Interest Account. However, it is important to remember that you will not participate in the investment experience of the subaccounts to the extent that Account Values are allocated to the Guaranteed Interest Account.

Transfers

   Amounts may be transferred after the Right to Return Policy Period from the subaccounts to the Guaranteed Interest Account and from the Guaranteed Interest Account to the subaccounts, subject to the following limitations.

  . Transfers from the Guaranteed Interest Account to the subaccounts are limited to one in any policy year.

  . Transfers from the Guaranteed Interest Account are limited to the greater of $5,000 and 25% of the Account Value allocated to the Guaranteed Interest Account on the date of the transfer.

  . A transfer from the Guaranteed Interest Account may only be made during the time period which begins on the policy anniversary and which ends 30 days after the policy anniversary.

If the transfer request is received on the policy anniversary, it will be processed as of the policy anniversary. If the transfer request is received within 30 days after the policy anniversary, the transfer will be effective as of the close of business on the day received if it is a Valuation Date. If it is not a Valuation Date, then at the close of business on the next day which is a Valuation Date. Any request received within 10 days before the policy anniversary will be considered received on the policy anniversary. Any transfer requests received at other times will not be honored, and will be returned to the policy owner.

   Currently there is no charge on transfers of Account Value between subaccounts or between the Guaranteed Interest Account and the subaccounts. The Company reserves the right to charge up to a maximum of $25 for transfers. In addition, we reserve the right to impose other limitations on the number of transfers, the amount of transfers, and the amount remaining in the Guaranteed Interest Account or subaccounts after a transfer.

Surrenders and Policy Loans

   You may also make full surrenders and partial surrenders from the Guaranteed Interest Account to the same extent as if you had invested in the subaccounts. See "Full Surrender" and "Partial Surrender". Transfers and surrenders payable from the Guaranteed Interest Account, and the payment of policy loans allocated to the Guaranteed Interest Account, may be delayed for up to six months.

                             MORE ABOUT THE POLICY

Ownership

   The policy owner is the individual named as such in the application or in any later change shown in the Company's records. While the insured is living, the policy owner alone has the right to receive all benefits and exercise all rights that the policy grants or the Company allows.

  Joint Owners

   If more than one person is named as policy owner, they are joint owners. Any policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint owner dies, ownership passes to the surviving joint owner(s). When the last joint owner dies, ownership passes through that person's estate, unless otherwise provided.

Beneficiary

   The beneficiary is the individual named as such in the application or any later change shown in the Company's records. The policy owner may change the beneficiary at any time during the life of the insured by written request on forms provided by the Company. The Company must receive the request at its Operations

Center. The change will be effective as of the date this form is signed. Contingent and/or concurrent beneficiaries may be designated. The policy owner may designate a permanent beneficiary, whose rights under the policy cannot be changed without his or her consent. Unless otherwise provided, if no designated beneficiary is living upon the death of the insured, the policy owner or the policy owner's estate is the beneficiary.

   The Company will pay the death benefit proceeds to the beneficiary. Unless otherwise provided, the beneficiary must be living at the time of the insured's death to receive the proceeds.

The Policy

   This Policy is a contract between the policy owner and the Company. The entire contract consists of the policy, a copy of the initial application, all subsequent applications to change the policy, any endorsements, all riders, and all additional policy information sections (specification pages) added to the policy.

Notification and Claims Procedures

   Any election, designation, change, assignment, or request made by you must be in writing on a form acceptable to the Company. The Company is not liable for any action taken before such written notice is received and recorded. The Company may require that the policy be returned for any policy change or upon its surrender.

   If an insured dies while the policy is in effect, notice should be given to the Company as soon as possible. Claim procedure instructions will be sent immediately. As due proof of death, the Company may require proof of age and a certified copy of a death certificate. The Company may also require the beneficiary and the insured's next of kin to sign authorizations as part of this process. These authorization forms allow the Company to obtain information about the insured, including but not limited to medical records of physicians and hospitals used by the insured.

Payments

   Within seven days after the Company receives all the information needed for processing a payment, the Company will:

      (1) Pay death benefit proceeds,

      (2) Pay the Cash Value on surrender, partial surrenders and loan proceeds based on allocations made to the subaccounts, and

      (3) Effect a transfer between subaccounts or from the Variable Account to the Guaranteed Interest Account.

   However, payment of any partial surrender or loan payment involving a determination of Account Value in the Guaranteed Interest Account (exempt when used to pay premium) may be postponed for up to 6 months from the date we receive the request for surrender or loan. The Company can also postpone the calculation of payment if such a payment or transfer of amounts is based on investment performance of the subaccounts and if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets.

   Interest will be paid on death proceeds from the date of the insured's death to the date of payment. We will determine the interest rate for each year, and this rate will not be less than the annual rate paid under Settlement Option 1.

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

   Please note: If mandated under applicable law, we may be required to reject a premium payment. We may also be required to block a policy owner's account and thereby refuse to honor any request for transfers, partial surrenders, surrenders, loans or death benefits until instructions are secured from the appropriate regulator.

Payment Plan/Settlement Provisions

   Maturity or surrender benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insured. Death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the policy, but current rates that are lower (i.e., providing greater income) may be established by the Company from time to time. This benefit is not available if the income would be less than $25 a month. Maturity or surrender benefits or death benefit proceeds may be used to purchase any other payment plan that the Company makes available at that time.

Payment in Case of Suicide

   If the insured dies by suicide within two years from the issue date, the Company will limit the death benefit proceeds to the premium payments less any partial surrender amounts (and their fees) and any Outstanding Debt. If an insured dies by suicide within two years of the effective date of any unscheduled increase in the Specified Amount or Target Death Benefit, the Company will refund the cost of insurance charges made with respect to such increase.

Assignment

   You may assign your policy as collateral security for a loan or other obligation. No assignment will bind the Company unless the original, or a copy, is received at the Company's Operations Center. The assignment will be effective only when recorded by the Company. An assignment does not change the ownership of the policy. However, after an assignment, the rights of any policy owner or beneficiary will be subject to the assignment. The entire policy, including any attached payment option or rider, will be subject to the assignment. The Company will rely solely on the assignee's statement as to the amount of the assignee's interest. The Company will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this policy grants except (a) the right to change the policy owner or beneficiary, and (b) the right to elect a payment option. Assignment of a policy that is a modified endowment contract may generate taxable income. (See "Tax Considerations".)

Errors on the Application

   If you misstated the insured's age or sex, the Company will adjust the death benefit payable under your policy. The death benefit the Company will pay will equal the sum of (a) and (b) where:

      (a) is the Account Value on the insured's date of death; and

      (b) is the amount at risk under the policy on the last monthly anniversary day, multiplied by the ratio of the insurance rate on the last monthly anniversary day based on the incorrect age or sex to the insurance rate that would have applied on that day based on the correct age or sex.

If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of gender. See "Deductions from Account Value -- Cost of Insurance."

Incontestability

   The Company may contest the validity of this policy if any material misstatements are made in the application. However, the policy will be incontestable as follows:

      (1) The initial Specified Amount cannot be contested after the policy has been in force during the insured's lifetime for two years from the policy issue date; and

      (2) An increase in the Specified Amount or any reinstatement cannot be contested after the increase or the reinstated policy has been in force during an insured's lifetime for two years from its effective date.

Policy Illustrations

   Upon request, the Company will send you an illustration of future benefits under the policy based on both guaranteed and current cost assumptions.

Distribution of the Policy

   We have entered into a distribution agreement with MONY Securities Corporation ("MSC"), a wholly-owned subsidiary of MONY Life Insurance Company, to act as principal underwriter and for the distribution and sale of the policies. MSC is registered as a broker-dealer under the Securities and Exchange Commission under the Securities Exchange Act of 1934 as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

   MSC offers the policies through its registered representatives who are registered with the NASD and with the states in which they do business and are also appointed as licensed life insurance agents of the Company. More information about MSC and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. We offer the policies on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering. We pay sales commissions for the sale of the policies.

   After issue of the policy, representatives will earn a commission. Commissions vary based on whether the policy is a Modified Endowment Contract or non-Modified Endowment Contract, and issued by a 1035 exchange. Commissions may be paid more heavily in the first few years or on a more evenly distributed basis. The maximum commission for policy year one is 40% of the target premiums, year two is 15%, years three through five is 12%, and years six through ten is 10%. The maximum commission as a percentage of excess is 3%. The maximum trail commission for policy years two through ten is 10 basis points and for years eleven and beyond is 15 basis points. Registered representatives may also receive other benefits based on the amount of earned commissions. Because registered representatives are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and non-financing arrangements, and non-cash compensation programs that the Company offers such as conferences, trips, prizes and awards. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature and similar services. The Company makes no separate deductions, other than previously described, from premiums to pay sales commissions or sales expenses. Commissions paid on the policy, including other incentives or payments, are not charged directly to the policy owners or MONY Variable Account L.

   MSC will receive 12b-1 fees from certain of the Funds as compensation for providing certain distribution and shareholder support services.

   MSC may enter into selling agreements with other broker-dealers that are members of the NASD and whose registered representatives are authorized by applicable law to sell variable life insurance policies and appointed to the Company. Commissions paid to these broker-dealers for their representatives will not exceed the commissions described above. The selling agreement does not restrict these broker-dealers from retaining a portion of commissions.

   MSC receives fees for the sale of the policies. In 1999, 2000, and 2001, MSC received, in aggregate, fees of $19,962,361, $19,810,966 and $17,532,005, respectively.

   MSC also acts as principal underwriter for other variable products and distributes non-proprietary variable products and mutual funds.

Policy Owner Services

   The Company currently offers policy owners two services: Dollar Cost Averaging and Automatic Rebalancing. These services may be terminated at any time; owners of Policies in force at the time of termination utilizing these services will receive 30 days prior notice. There currently are no charges for these services and any transfers as a result of the operation of these services are not counted toward the limit of 12 transfers per Policy Year without a transfer charge. If the Company elects to impose a charge for these services, owners of policies in force at that time utilizing these services will receive 30 days prior notice. These services involve the sale of units in one or more subaccounts and the purchase of units in one or more other subaccounts. This may result in a loss of Account Value.

  Dollar Cost Averaging

   Dollar Cost Averaging is available to owners of policies with Account Value allocated to the Money Market Subaccount. The main objective of Dollar Cost Averaging is to protect the Account Value from short-term price fluctuations. Under Dollar Cost Averaging the same dollar amount is transferred to other subaccounts each period. Therefore, more units are purchased in a subaccount if the value per unit that period is low, and fewer units are purchased if the value per unit that period is high. This plan of investing keeps the policy owner from investing too much when the price of shares is high and too little when the price of shares is low. There is no guarantee that this service will generate a profit or avoid a loss.

   Dollar Cost Averaging may be elected by completing and returning the form provided by us to our Operations Center. Once the election is made, a designated dollar amount of Account Value will be transferred automatically from the Money Market Subaccount to one or more other subaccounts of the Variable Account each period. Dollar Cost Averaging allocations may be made either monthly or quarterly. (Dollar Cost Averaging transfers may not be made to the Guaranteed Interest Account.) Dollar Cost Averaging may be terminated at a designated date or when the Money Market Subaccount reaches a pre-defined minimum balance.

   Each transfer under Dollar Cost Averaging must be at least $250. Each automatic monthly transfer will take place on the 10th day of each calendar month; automatic quarterly transfers take place on the 10th day of the last month of each calendar quarter. If Dollar Cost Averaging is elected at the time of application, transfers will begin in the appropriate calendar month following completion of the Right to Return Policy Period. If elected after issuance of the Policy, transfers will begin in the appropriate calendar month which is at least 30 days following our receipt of the request for Dollar Cost Averaging. If, at the time of any transfer, the amount in the Money Market Subaccount is equal to or less than the amount elected to be transferred, the entire remaining balance will be transferred and Dollar Cost Averaging will end. The amount to be transferred or the subaccounts to which transfers are to be made may be changed once each Policy Year. Dollar Cost Averaging may be canceled at any time by sending notice to our Operations Center which is received at the Center at least 10 days before the next transfer date.

   If both Dollar Cost Averaging and Automatic Rebalancing are elected, Dollar Cost Averaging will take place first. Automatic Rebalancing will begin only after a monthly or quarterly Dollar Cost Averaging transfer has been completed.

  Automatic Rebalancing

   Automatic Rebalancing provides a method for maintaining a balanced approach to allocating Account Values among subaccounts and simplifies the process of asset allocation over time.

   Automatic Rebalancing may be elected when application for a Policy is made or at any subsequent time by completing and returning to the Company at the Operations Center the form provided by the Company. Automatic Rebalancing matches subaccount Account Value allocations over time to the most recently filed allocation percentages for new premiums allocated to the subaccounts. As of the 10th day of the last month of each calendar quarter, the Company will automatically re-allocate the amounts in each of the subaccounts into which premiums are allocated to match the premium allocation percentages. This will rebalance subaccount Account Values that may be out of line with the allocation percentages indicated, which may result, for example, from subaccounts which underperform other subaccounts in certain quarters. Allocations to the Guaranteed Interest Account will not be rebalanced.

   If Automatic Rebalancing is elected with the application, the first transfer will occur on the 10th day of the last month of the calendar quarter which begins after the end of the Right to Return Policy Period. If elected after Policy issue, transfers will begin as of the 10th day of the last month of the calendar quarter which follows the Company's receipt of notification at the Operations Center.

   The Automatic Rebalancing feature percentages may be adjusted by changing the Policy's premium allocation percentages. If the Automatic Rebalancing feature is active on a Policy and a premium allocation which does not meet the Company's requirement is received, the Company will notify the policy owner that the allocation must be changed; any such request will not be processed unless a request for discontinuance of Automatic Rebalancing is received.

   Automatic Rebalancing may be terminated at any time, so long as notice of the termination is received at the Operations Center at least 10 days prior to the next scheduled transfer.

   If both Dollar Cost Averaging and Automatic Rebalancing are elected, Dollar Cost Averaging will take place first. Automatic Rebalancing will begin only after Dollar Cost Averaging has ended.

                            MORE ABOUT THE COMPANY

Management

   The directors and officers of the Company are listed below. The business address for all directors and officers of MONY Life Insurance Company is 1740 Broadway, New York, New York 10019.

   Current Officers and Directors of MONY are set forth below with a description of their business positions during the past five years, unless otherwise noted.

Name              Position and Offices with MONY Life Insurance Company ("MONY Life")
----              -------------------------------------------------------------------
Michael I. Roth.. Director, Chairman of the Board and Chief Executive Officer (since
                  1998) of MONY Life; (since 1997) of The MONY Group Inc.
                  Director, Chairman of the Board and Chief Executive Officer (since
                  1993) of MONY Life Insurance Company of America. Director of
                  various MONY subsidiaries.
Samuel J. Foti... Director, President and Chief Operating Officer (since 1998) of
                  MONY Life and (since 1997) of The MONY Group Inc. Director
                  (since 1993) and President and Chief Operating Officer (since 1994)
                  of MONY Life Insurance Company of America.
Kenneth M. Levine Director, Executive Vice President and Chief Investment Officer
                  (since 1997) of The MONY Group Inc. and (since 1998) of MONY
                  Life. Executive Vice President (since 1990) and Director (since
                  1994) of MONY Life Insurance Company of America. Director of
                  various MONY subsidiaries.
Richard Daddario. Executive Vice President and Chief Financial Officer (since 1994) of
                  MONY Life and (since 1997) of The MONY Group Inc. Director
                  (since 1989) and Vice President and Controller (since 1997) of
                  MONY Life Insurance Company of America. Director of various
                  MONY subsidiaries.

Name               Position and Offices with MONY Life Insurance Company ("MONY Life")
----               -------------------------------------------------------------------
Steven G. Orluck.. Executive Vice President (since 2002) and Senior Vice President and
                   Chief Distribution Officer (since 1998) of MONY Life. Mr. Orluck joined MONY Life after 24 years with Metropolitan Life Insurance
                   Co. where he last served as Vice President, Individual Business.
Richard E. Connors Senior Vice President (since 1994) of MONY Life. Director MONY
                   Life Insurance Company of America (since 1994). Director of various MONY subsidiaries.
Evelyn L. Peos.... Senior Vice President (since 2002) and Vice President (since 1993)
                   of MONY Life.
Bart Schwartz..... Senior Vice President and General Counsel of MONY Life (since
                   2000). Prior to joining the Company in 2000, Mr. Schwartz was Senior
                   Vice President and General Counsel of Willis Corroon Corporation.
Michael Slipowitz. Senior Vice President and Chief Actuary (since 2002) and Vice
                   President (1993 to 2001) of MONY Life. Director, Vice President
                   and Actuary (since 2002) and Vice President (since 1993)of MONY
                   Life Insurance Company of America.
Arnold Brousell... Vice President-Financial Reporting and Chief Accounting Officer
                   (since 2002) and Vice President-Financial Reporting (since 1998)
                   and Assistant Vice President (since 1997) of MONY Life.
David V. Weigel... Vice President and Treasurer (since 2000) of MONY Life and Vice
                   President-Treasurer (since 1998) of The MONY Group Inc.
                   Treasurer of various MONY subsidiaries.
Lee M. Smith...... Corporate Secretary and Vice President, Government Relations
                   (since 1999) of MONY Life and of The MONY Group Inc. Vice
                   President, Government Relations (1985 to 1999) of MONY Life.

   No officer or director listed above receives any compensation from MONY Variable Account L. The Company or any of its affiliates has paid no separately allocable compensation to any person listed for services rendered to the Account.

State Regulation

   The Company is subject to the laws of the State of New York governing insurance companies and to regulation by the Superintendent of Insurance of New York. In addition, it is subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Superintendent of Insurance of New York and with regulatory authorities of other states on or before March 1st of each year. This statement covers the operations of the Company for the preceding year and its financial condition as of December 31st of that year. The Company's affairs are subject to review and examination at any time by the Superintendent of Insurance or his agents, and subject to full examination of Company's operations at periodic intervals.

Records and Accounts

   Andesa, TPA, Inc., Suite 502, 1605 N. Cedar Crest Boulevard, Allentown, Pennsylvania, 18104, will act as transfer agent on behalf of the Company as it relates to the policies described in this Prospectus. In the role of transfer agent, Andesa will perform administrative functions, such as decreases, increases, surrenders, and partial surrenders, fund allocation changes and transfers on behalf of the Company.

   All records and accounts relating to the Separate Account and the Funds will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by Andesa on behalf of the Company.

Legal Proceedings

   The Company, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the Company cannot predict the outcome of any litigation with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on MONY Variable Account L.

Legal Matters

   Legal matters have been passed upon by Frederick C. Tedeschi, then Vice President and Chief Counsel -- Operations of MONY Life Insurance Company in connection with:

      (1) The issue and sale of the policies described in this prospectus,

      (2) The organization of the Company,

      (3) The Company's authority to issue the policies under New York law, and

      (4) The validity of the forms of the policies under New York law.

   Frederick C. Tedeschi, then Vice President and Chief Counsel -- Operations of MONY Life Insurance Company has passed upon legal matters relating to the federal securities laws and Robert Levy, Vice President -- Chief Tax Counsel of MONY Life Insurance Company has passed upon legal matters relating to federal income tax laws.

Registration Statement

   A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office located at 450 5th Street, NW, Washington, D.C., 20549, (202) 942-4300 upon payment of the SEC's prescribed fees.

Independent Accountants

   The audited financial statements for MONY Variable Account L and for the Company as of December 31, 2001 included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements are included in reliance upon the report of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

Financial Statements

   The audited financial statements for each of the subaccounts of MONY Custom Equity Master, MONY Custom Estate Master, Strategist and MONYEquity Master policies of MONY Variable Account L, the combined financial statements of MONY Variable Account L and the Company as of December 31, 2001 have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be distinguished from the financial statements of MONY Variable Account L and should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

                               -----------------

The complete registration statement and other filed documents for MONY Variable Account L can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may get information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and other filed documents for MONY Variable Account L are available on the Securities and Exchange Commission's Internet site at http://www.sec.gov. You may get copies of this information by paying a duplicating fee, and writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


With respect to MONY Variable Account L (Corporate Sponsored Variable Universal Life)
  No financial statements are included because although MONY Variable Account L commenced operations in 1990, the subaccounts available to policyholders had not commenced operations as of June 30, 2002.
                                                                                                                    Page
                                                                                                                    -----
With respect to MONY Variable Account L (MONY Variable Universal Life)
 Unaudited statement of assets and liabilities as of June 30, 2002................................................. F-4
 Unaudited statement of operations for the period ended June 30, 2002.............................................. F-10
 Statement of changes in net assets for the period ended June 30, 2002............................................. F-16
 Notes to financial statements..................................................................................... F-22
With respect to MONY Variable Account L (MONY Survivorship Variable Universal Life)
 Unaudited statement of assets and liabilities as of June 30, 2002................................................. F-25
 Unaudited statement of operations for the period ended June 30, 2002.............................................. F-30
 Statement of changes in net assets for the period ended June 30, 2002............................................. F-34
 Notes to financial statements..................................................................................... F-38
With respect to MONY Variable Account L (MONY Custom Equity Master)
 Unaudited statement of assets and liabilities as of June 30, 2002................................................. F-41
 Unaudited statement of operations for the six-month period ended June 30, 2002.................................... F-46
 Statement of changes in net assets for the periods ended June 30, 2002 and December 31, 2001...................... F-52
 Notes to financial statements..................................................................................... F-62
With respect to MONY Variable Account L (MONY Custom Estate Master)
 Unaudited statement of assets and liabilities as of June 30, 2002................................................. F-68
 Unaudited statement of operations for the six-month period ended June 30, 2002.................................... F-74
 Statement of changes in net assets for the periods ended June 30, 2002 and December 31, 2001...................... F-82
 Notes to financial statements..................................................................................... F-92
With respect to MONY Variable Account L (Strategist)
 Unaudited statement of assets and liabilities as of June 30, 2002................................................. F-96
 Unaudited statement of operations for the six-month period ended June 30, 2002.................................... F-102
 Statement of changes in net assets for the periods ended June 30, 2002 and December 31, 2001...................... F-108
 Notes to financial statements..................................................................................... F-118
With respect to MONY Variable Account L (Combined)
 Unaudited combined statement of assets and liabilities as of June 30, 2002........................................ F-123
 Unaudited combined statement of operations for the six-month period ended June 30, 2002........................... F-124
 Statement of changes in net assets for the periods ended June 30, 2002 and December 31, 2001...................... F-125
 Notes to financial statements..................................................................................... F-126

                                                                                                                 Page
                                                                                                                 -----
With respect to MONY Variable Account L (MONY Custom Equity Master)
 Report of Independent Accountants.............................................................................. F-130
 Statement of assets and liabilities as of December 31, 2001.................................................... F-132
 Statement of operations for the period ended December 31, 2001................................................. F-136
 Statement of changes in net assets for the years ended December 31, 2001 and December 31, 2000................. F-140
 Notes to financial statements.................................................................................. F-149
With respect to MONY Variable Account L (MONY Custom Estate Master)
 Report of Independent Accountants.............................................................................. F-153
 Statement of assets and liabilities as of December 31, 2001.................................................... F-155
 Statement of operations for the period ended December 31, 2001................................................. F-160
 Statement of changes in net assets for the years ended December 31, 2001 and December 31, 2000................. F-164
 Notes to financial statements.................................................................................. F-172
With respect to MONY Variable Account L (Strategist and MONYEquity Master)
 Report of Independent Accountants.............................................................................. F-177
 Statement of assets and liabilities as of December 31, 2001.................................................... F-179
 Statement of operations for the period ended December 31, 2001................................................. F-184
 Statement of changes in net assets for the years ended December 31, 2001 and December 31, 2000................. F-191
 Notes to financial statements.................................................................................. F-200
With respect to MONY Variable Account L (Combined)
 Report of Independent Accountants.............................................................................. F-206
 Combined statement of assets and liabilities as of December 31, 2001........................................... F-207
 Combined statement of operations for the period ended December 31, 2001........................................ F-208
 Combined statement of changes in net assets for the periods ended December 31, 2001 and December 31, 2000...... F-209
 Notes to financial statements.................................................................................. F-210
With respect to MONY Life Insurance Company
 Unaudited interim condensed consolidated balance sheets as of June 30, 2002 and December 31, 2001.............. F-215
 Unaudited interim condensed consolidated statements of income and comprehensive income for the three-month periods ended June 30, 2002 and 2001......................................................................... F-216
 Unaudited interim condensed consolidated statements of income and comprehensive income for the six-month periods ended June 30, 2002 and 2001......................................................................... F-217
 Unaudited interim condensed consolidated statement of changes in shareholder's equity for the six-month period ended June 30, 2002.......................................................................................... F-218
 Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2002 and 2001..................................................................................................... F-219
 Notes to unaudited interim condensed consolidated financial statements......................................... F-220

                                                                                                            Page
                                                                                                            -----

With respect to MONY Life Insurance Company:
 Report of Independent Accountants......................................................................... F-231
 Consolidated balance sheets as of December 31, 2001 and 2000.............................................. F-232
 Consolidated statements of income and comprehensive income for the years ended December 31, 2001, 2000 and 1999................................................................................................ F-233
 Consolidated statements of changes in shareholder's equity for the years ended December 31, 2001, 2000 and
   1999.................................................................................................... F-234
 Consolidated statements of cash flows for the years ended December 31, 2001, 2000 and 1999................ F-235
 Notes to consolidated financial statements................................................................ F-236

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                           June 30, 2002 (unaudited)

                                         MONY Variable Universal Life
                                  ------------------------------------------

                                                             Enterprise
                                   Alger American Fund   Accumulation Trust
                                  --------------------  --------------------

                                                          Equity    Growth &
                                   Balanced   Mid Cap     Income     Income
                                  Subaccount Subaccount Subaccount Subaccount
                                  ---------- ---------- ---------- ----------
              ASSETS
   Shares held in respective
     Funds.......................      507      2,079      3,830      8,592
                                    ======    =======    =======    =======
   Investments at cost...........   $6,328    $34,468    $19,681    $43,586
                                    ======    =======    =======    =======
   Investments in respective
     Funds, at net asset value...   $6,005    $30,885    $18,521    $39,222
   Amount due from MONY..........        1          3          3          1
   Amount due from respective
     Funds.......................        0          0          0          0
                                    ------    -------    -------    -------
          Total assets...........    6,006     30,888     18,524     39,223
                                    ------    -------    -------    -------
            LIABILITIES
   Amount due to MONY............        7         37         21         40
   Amount due to respective Funds        1          3          3          1
                                    ------    -------    -------    -------
          Total liabilities......        8         40         24         41
                                    ------    -------    -------    -------
   Net assets....................   $5,998    $30,848    $18,500    $39,182
                                    ======    =======    =======    =======
   Net assets consist of:
     Contractholders' net
      payments...................   $6,247    $34,505    $19,637    $43,624
     Undistributed net
      investment income (loss)...       80        (37)       (21)       (40)
     Accumulated net realized
      gain (loss) on investments.       (6)       (37)        44        (38)
     Net unrealized depreciation
      of investments.............     (323)    (3,583)    (1,160)    (4,364)
                                    ------    -------    -------    -------
   Net assets....................   $5,998    $30,848    $18,500    $39,182
                                    ======    =======    =======    =======
   Number of units outstanding*..      626      3,406      1,916      4,333
                                    ------    -------    -------    -------
   Net asset value per unit
     outstanding*................   $ 9.58    $  9.06    $  9.66    $  9.04
                                    ======    =======    =======    =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                             MONY Variable Universal Life
--------------------------------------------------------------------------------------
                                                                              INVESCO
                                                                              Variable
                                                                             Investment
                       Enterprise Accumulation Trust                            Fund
---------------------------------------------------------------------------  ----------
            Globally                          Small      Small
            Socially             Multi-Cap   Company    Company     Total    Financial
  Growth   Responsive  Managed     Growth     Growth     Value      Return    Services
Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  13,419      1,420        319      2,729      6,007      1,828      2,006        358
 =======    =======     ======    =======    =======    =======    =======     ======
 $66,406    $14,623     $5,916    $20,762    $46,278    $38,111    $20,047     $4,451
 =======    =======     ======    =======    =======    =======    =======     ======
 $60,188    $13,453     $5,247    $18,308    $40,484    $36,885    $19,955     $4,284
      17          0         15         15          2          2          1          1
       0          0          0          0          0          0          0          0
 -------    -------     ------    -------    -------    -------    -------     ------
  60,205     13,453      5,262     18,323     40,486     36,887     19,956      4,285
 -------    -------     ------    -------    -------    -------    -------     ------
      65         18          6         23         50         28         17          4
      17          0         15         15          2          2          1          1
 -------    -------     ------    -------    -------    -------    -------     ------
      82         18         21         38         52         30         18          5
 -------    -------     ------    -------    -------    -------    -------     ------
 $60,123    $13,435     $5,241    $18,285    $40,434    $36,857    $19,938     $4,280
 =======    =======     ======    =======    =======    =======    =======     ======
 $66,532    $14,641     $5,950    $20,801    $46,312    $38,093    $19,917     $4,452
     (65)       (18)        (6)       (23)       (51)       (28)       110         (4)
    (126)       (18)       (34)       (39)       (33)        18          3         (1)
  (6,218)    (1,170)      (669)    (2,454)    (5,794)    (1,226)       (92)      (167)
 -------    -------     ------    -------    -------    -------    -------     ------
 $60,123    $13,435     $5,241    $18,285    $40,434    $36,857    $19,938     $4,280
 =======    =======     ======    =======    =======    =======    =======     ======
   6,687      1,399        588      2,131      4,451      3,469      1,986        433
 -------    -------     ------    -------    -------    -------    -------     ------
 $  8.99    $  9.60     $ 8.92    $  8.58    $  9.08    $ 10.62    $ 10.04     $ 9.88
 =======    =======     ======    =======    =======    =======    =======     ======

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                           MONY Variable Universal Life
                               -----------------------------------------------------
                                     INVESCO Variable
                                      Investment Fund        Janus Aspen Series Fund
                               ----------------------------  -----------------------
                                 Health                        Capital     Flexible
                                Sciences  Telecommunications Appreciation   Income
                               Subaccount     Subaccount      Subaccount  Subaccount
                               ---------- ------------------ ------------ ----------
           ASSETS
Shares held in respective
  Funds.......................      354          2,984             598       1,111
                                 ======        =======         =======     =======
Investments at cost...........   $5,809        $11,544         $11,823     $13,500
                                 ======        =======         =======     =======
Investments in respective
  Funds, at net asset value...   $5,489        $ 8,939         $11,426     $13,555
Amount due from MONY..........        1              0               2           1
Amount due from respective
  Funds.......................        0              0               0           0
                                 ------        -------         -------     -------
       Total assets...........    5,490          8,939          11,428      13,556
                                 ------        -------         -------     -------
         LIABILITIES
Amount due to MONY............        5             16              12          13
Amount due to respective Funds        1              0               2           1
                                 ------        -------         -------     -------
       Total liabilities......        6             16              14          14
                                 ------        -------         -------     -------
Net assets....................   $5,484        $ 8,923         $11,414     $13,542
                                 ======        =======         =======     =======
Net assets consist of:
  Contractholders' net
   payments...................   $5,821        $11,803         $11,595     $13,331
  Undistributed net
   investment income (loss)...       (5)           (16)            221         152
  Accumulated net realized
   gain (loss) on investments.      (12)          (259)             (5)          4
  Net unrealized appreciation
   (depreciation) of
   investments................     (320)        (2,605)           (397)         55
                                 ------        -------         -------     -------
Net assets....................   $5,484        $ 8,923         $11,414     $13,542
                                 ======        =======         =======     =======
Number of units outstanding*..      599          1,277           1,129       1,333
                                 ------        -------         -------     -------
Net asset value per unit
  outstanding*................   $ 9.16        $  6.99         $ 10.11     $ 10.16
                                 ======        =======         =======     =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                               MONY Variable Universal Life
------------------------------------------------------------------------------------------
 Janus Aspen
 Series Fund      Lord Abbett Series Fund             MFS Variable Insurance Trust
------------- -------------------------------  ------------------------------------------
International    Bond     Growth &   Mid Cap    Mid Cap      New       Total
   Growth     Debenture    Income     Value      Growth   Discovery    Return   Utilities
 Subaccount   Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
 ----------   ---------- ---------- ---------- ---------- ---------- ---------- ----------
     2,194       1,097      1,318        408      3,035      1,494        933        345
   =======     =======    =======     ======    =======    =======    =======     ======
   $49,270     $11,409    $30,607     $6,548    $20,752    $21,014    $17,261     $4,792
   =======     =======    =======     ======    =======    =======    =======     ======
   $44,809     $11,473    $28,239     $6,264    $15,508    $18,506    $16,581     $4,300
         2           1          3          0          0          2         (4)         0
         0           0          0          0          0          0          0          0
   -------     -------    -------     ------    -------    -------    -------     ------
    44,811      11,474     28,242      6,264     15,508     18,508     16,577      4,300
   -------     -------    -------     ------    -------    -------    -------     ------
        63          15         37          6         25         26         18          7
         2           1          3          0          0          2         (4)         0
   -------     -------    -------     ------    -------    -------    -------     ------
        65          16         40          6         25         28         14          7
   -------     -------    -------     ------    -------    -------    -------     ------
   $44,746     $11,458    $28,202     $6,258    $15,483    $18,480    $16,563     $4,293
   =======     =======    =======     ======    =======    =======    =======     ======
   $49,149     $11,405    $30,625     $6,547    $20,911    $21,030    $17,158     $4,722
       101         (15)       (37)        (6)       (25)       (26)       103         65
       (43)          4        (18)         1       (159)       (16)       (18)        (2)
    (4,461)         64     (2,368)      (284)    (5,244)    (2,508)      (680)      (492)
   -------     -------    -------     ------    -------    -------    -------     ------
   $44,746     $11,458    $28,202     $6,258    $15,483    $18,480    $16,563     $4,293
   =======     =======    =======     ======    =======    =======    =======     ======
     4,709       1,105      3,071        636      2,100      2,116      1,661        476
   -------     -------    -------     ------    -------    -------    -------     ------
   $  9.50     $ 10.36    $  9.18     $ 9.84    $  7.37    $  8.73    $  9.97     $ 9.02
   =======     =======    =======     ======    =======    =======    =======     ======

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                                    MONY Variable Universal Life
                                                           ---------------------------------------------
                                                                                            The Universal
                                                                                            Institutional
                                                                   MONY Series Fund          Funds, Inc.
                                                           -------------------------------- -------------
                                                           Government    Long      Money      Emerging
                                                           Securities Term Bond    Market     Equities
                                                           Subaccount Subaccount Subaccount  Subaccount
                                                           ---------- ---------- ---------- -------------
                          ASSETS
Shares held in respective Funds...........................    4,626      1,868     119,188       2,355
                                                            =======    =======    ========     =======
Investments at cost.......................................  $51,751    $23,892    $119,188     $17,412
                                                            =======    =======    ========     =======
Investments in respective Funds, at net asset value.......  $52,712    $24,478    $119,188     $16,039
Amount due from MONY......................................        1          4           0           1
Amount due from respective Funds..........................        0          0           0           0
                                                            -------    -------    --------     -------
       Total assets.......................................   52,713     24,482     119,188      16,040
                                                            -------    -------    --------     -------
                       LIABILITIES
Amount due to MONY........................................       64         28          97          24
Amount due to respective Funds............................        1          4           0           1
                                                            -------    -------    --------     -------
       Total liabilities..................................       65         32          97          25
                                                            -------    -------    --------     -------
Net assets................................................  $52,648    $24,450    $119,091     $16,015
                                                            =======    =======    ========     =======
Net assets consist of:
 Contractholders' net payments............................  $51,781    $23,880    $118,947     $17,405
 Undistributed net investment income (loss)...............      (64)       (28)        144         (24)
 Accumulated net realized gain (loss) on investments......      (30)        12           0           7
 Net unrealized appreciation (depreciation) of investments      961        586           0      (1,373)
                                                            -------    -------    --------     -------
Net assets................................................  $52,648    $24,450    $119,091     $16,015
                                                            =======    =======    ========     =======
Number of units outstanding*..............................    5,188      2,440      11,867       1,660
                                                            -------    -------    --------     -------
Net asset value per unit outstanding*.....................  $ 10.15    $ 10.02    $  10.04     $  9.65
                                                            =======    =======    ========     =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                 MONY Variable Universal Life
-----------------------------------------------------------------------------------------------------

     The Universal
Institutional Funds, Inc. PBHG Insurance Series Funds     PIMCO Variable Insurance Trust
------------------------  --------------------------  -------------------------------------
   Global     U.S. Real    Mid Cap        Select        Global                  StockPlus
Value Equity    Estate      Value         Value          Bond    Real Return Growth & Income
 Subaccount   Subaccount  Subaccount    Subaccount    Subaccount Subaccount    Subaccount      Total
------------  ----------  ----------    ----------    ---------- ----------- --------------- --------

       66        1,215       3,275           424         1,430       2,059        10,819      206,194
   ======      =======     =======        ======       =======     =======       =======     ========
   $  812      $16,095     $42,587        $6,334       $14,378     $22,494       $96,650     $936,579
   ======      =======     =======        ======       =======     =======       =======     ========
   $  800      $16,228     $39,641        $5,986       $15,639     $22,832       $87,752     $879,821
        0            2           1             1             1           2            10           92
        0            0           0             0             0           0             0            0
   ------      -------     -------        ------       -------     -------       -------     --------
      800       16,230      39,642         5,987        15,640      22,834        87,762      879,913
   ------      -------     -------        ------       -------     -------       -------     --------

        1           21          48             3            20          20           104          989
        0            2           1             1             1           2            10           92
   ------      -------     -------        ------       -------     -------       -------     --------
        1           23          49             4            21          22           114        1,081
   ------      -------     -------        ------       -------     -------       -------     --------
   $  799      $16,207     $39,593        $5,983       $15,619     $22,812       $87,648     $878,832
   ======      =======     =======        ======       =======     =======       =======     ========

   $  809      $16,093     $42,592        $6,341       $14,295     $22,200       $96,713     $935,864
       (1)         (21)        (48)           (3)           74         266          (100)         604
        3            2          (5)           (7)          (11)          8           (67)        (878)
      (12)         133      (2,946)         (348)        1,261         338        (8,898)     (56,758)
   ------      -------     -------        ------       -------     -------       -------     --------
   $  799      $16,207     $39,593        $5,983       $15,619     $22,812       $87,648     $878,832
   ======      =======     =======        ======       =======     =======       =======     ========
       80        1,499       4,114           644         1,424       2,165         9,632
   ------      -------     -------        ------       -------     -------       -------
   $10.03      $ 10.81     $  9.62        $ 9.30       $ 10.97     $ 10.54       $  9.10
   ======      =======     =======        ======       =======     =======       =======

                                     MONY

                              Variable Account L


                            STATEMENT OF OPERATIONS


              For the six months ended June 30, 2002 (unaudited)

                                         MONY Variable Universal Life
                                  --------------------------------------------

                                                        Enterprise Accumulation
                                   Alger American Fund          Trust
                                  --------------------  ----------------------

                                                          Equity     Growth &
                                   Balanced   Mid Cap     Income      Income
                                  Subaccount Subaccount Subaccount  Subaccount
                                  ---------- ---------- ----------  ----------
  Dividend income................   $  87     $     0    $     0     $     0
  Distribution from capital
    gains........................       0           0          0           0
  Mortality and expense risk
    charges......................      (7)        (37)       (21)        (40)
                                    -----     -------    -------     -------
  Net investment income (loss)...      80         (37)       (21)        (40)
                                    -----     -------    -------     -------
  Realized and unrealized gain
    (loss) on investments:
    Net realized gain (loss) on
     investments.................      (6)        (37)        44         (38)
    Net change in unrealized
     depreciation of investments.    (323)     (3,583)    (1,160)     (4,364)
                                    -----     -------    -------     -------
  Net realized and unrealized
    loss on investments..........    (329)     (3,620)    (1,116)     (4,402)
                                    -----     -------    -------     -------
  Net increase (decrease) in
    net assets resulting from
    operations...................   $(249)    $(3,657)   $(1,137)    $(4,442)
                                    =====     =======    =======     =======

                      See notes to financial statements.

                             MONY Variable Universal Life
--------------------------------------------------------------------------------------
                                                                              INVESCO
                                                                              Variable
                                                                             Investment
                       Enterprise Accumulation Trust                           Funds
---------------------------------------------------------------------------  ----------
            Globally                          Small      Small
            Socially             Multi-Cap   Company    Company     Total    Financial
  Growth   Responsive  Managed     Growth     Growth     Value      Return    Services
Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
 $     0    $     0     $   0     $     0    $     0    $     0      $127      $   0
       0          0         0           0          0          0         0          0
     (65)       (18)       (6)        (23)       (51)       (28)      (17)        (4)
 -------    -------     -----     -------    -------    -------      ----      -----
     (65)       (18)       (6)        (23)       (51)       (28)      110         (4)
 -------    -------     -----     -------    -------    -------      ----      -----
    (126)       (18)      (34)        (39)       (33)        18         3         (1)
  (6,218)    (1,170)     (669)     (2,454)    (5,794)    (1,226)      (92)      (167)
 -------    -------     -----     -------    -------    -------      ----      -----
  (6,344)    (1,188)     (703)     (2,493)    (5,827)    (1,208)      (89)      (168)
 -------    -------     -----     -------    -------    -------      ----      -----
 $(6,409)   $(1,206)    $(709)    $(2,516)   $(5,878)   $(1,236)     $ 21      $(172)
 =======    =======     =====     =======    =======    =======      ====      =====

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

              For the six months ended June 30, 2002 (unaudited)


                                                                            MONY Variable Universal Life
                                                                ----------------------------------------------------
                                                                      INVESCO Variable
                                                                      Investment Funds        Janus Aspen Series Fund
                                                                ----------------------------  ----------------------
                                                                  Health                        Capital     Flexible
                                                                 Sciences  Telecommunications Appreciation   Income
                                                                Subaccount     Subaccount      Subaccount  Subaccount
                                                                ---------- ------------------ ------------ ----------
Dividend income................................................   $   0         $     0          $ 233        $165
Distribution from capital gains................................       0               0              0           0
Mortality and expense risk charges.............................      (5)            (16)           (12)        (13)
                                                                  -----         -------          -----        ----
Net investment income (loss)...................................      (5)            (16)           221         152
                                                                  -----         -------          -----        ----
Realized and unrealized gain (loss) on investments:
 Net realized gain (loss) on investments.......................     (12)           (259)            (5)          4
 Net change in unrealized appreciation (depreciation) of
   investments.................................................    (320)         (2,605)          (397)         55
                                                                  -----         -------          -----        ----
Net realized and unrealized gain (loss) on investments.........    (332)         (2,864)          (402)         59
                                                                  -----         -------          -----        ----
Net increase (decrease) in net assets resulting from operations   $(337)        $(2,880)         $(181)       $211
                                                                  =====         =======          =====        ====

                      See notes to financial statements.

                               MONY Variable Universal Life
-----------------------------------------------------------------------------------------

           Lord Abbett Series Fund                    MFS Variable Insurance Trust
---------------------------------------------  ------------------------------------------
International    Bond     Growth &   Mid Cap    Mid Cap      New       Total
   Growth     Debenture    Income     Value      Growth   Discovery    Return   Utilities
 Subaccount   Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
------------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
   $   164       $  0     $     0     $   0     $     0    $     0     $ 121      $  72
         0          0           0         0           0          0         0          0
       (63)       (15)        (37)       (6)        (25)       (26)      (18)        (7)
   -------       ----     -------     -----     -------    -------     -----      -----
       101        (15)        (37)       (6)        (25)       (26)      103         65
   -------       ----     -------     -----     -------    -------     -----      -----

       (43)         4         (18)        1        (159)       (16)      (18)        (2)

    (4,461)        64      (2,368)     (284)     (5,244)    (2,508)     (680)      (492)
   -------       ----     -------     -----     -------    -------     -----      -----
    (4,504)        68      (2,386)     (283)     (5,403)    (2,524)     (698)      (494)
   -------       ----     -------     -----     -------    -------     -----      -----
   $(4,403)      $ 53     $(2,423)    $(289)    $(5,428)   $(2,550)    $(595)     $(429)
   =======       ====     =======     =====     =======    =======     =====      =====

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

              For the six months ended June 30, 2002 (unaudited)

                                         MONY Variable Universal Life
                                ---------------------------------------------
                                                                      The
                                                                   Universal
                                                                 Institutional
                                        MONY Series Fund          Funds, Inc.
                                -------------------------------  -------------
                                Government Long Term    Money      Emerging
                                Securities    Bond      Market     Equities
                                Subaccount Subaccount Subaccount  Subaccount
                                ---------- ---------- ---------- -------------
 Dividend income...............    $  0       $  0       $241      $      0
 Distribution from capital
   gains.......................       0          0          0             0
 Mortality and expense risk
   charges.....................     (64)       (28)       (97)          (24)
                                   ----       ----       ----      --------
 Net investment income (loss)..     (64)       (28)       144           (24)
                                   ----       ----       ----      --------
 Realized and unrealized gain
   (loss) on investments:
   Net realized gain (loss) on
    investments................     (30)        12          0             7
   Net change in unrealized
    appreciation
    (depreciation) of
    investments................     961        586          0       (13,713)
                                   ----       ----       ----      --------
 Net realized and unrealized
   gain (loss) on investments..     931        598          0        (1,366)
                                   ----       ----       ----      --------
 Net increase (decrease) in
   net assets resulting from
   operations..................    $867       $570       $144      $ (1,390)
                                   ====       ====       ====      ========

                      See notes to financial statements.

                                 MONY Variable Universal Life
-------------------------------------------------------------------------------------------------------

The Universal Institutional
      Funds, Inc.           PBHG Insurance Series Funds     PIMCO Variable Insurance Trust
--------------------------  --------------------------  -------------------------------------
   Global      U.S. Real     Mid Cap        Select        Global                  StockPlus
Value Equity     Estate       Value         Value          Bond    Real Return Growth & Income
 Subaccount    Subaccount   Subaccount    Subaccount    Subaccount Subaccount    Subaccount      Total
------------   ----------   ----------    ----------    ---------- ----------- --------------- --------
    $  0          $  0       $     0        $   0         $   94      $286         $     4     $  1,594
       0             0             0            0              0         0               0            0
      (1)          (21)          (48)          (3)           (20)      (20)           (104)        (990)
    ----          ----       -------        -----         ------      ----         -------     --------
      (1)          (21)          (48)          (3)            74       266            (100)         604
    ----          ----       -------        -----         ------      ----         -------     --------
       3             2            (5)          (7)           (11)        8             (67)        (878)
     (12)          133        (2,946)        (348)         1,261       338          (8,898)     (56,758)
    ----          ----       -------        -----         ------      ----         -------     --------
      (9)          135        (2,951)        (355)         1,250       346          (8,965)     (57,636)
    ----          ----       -------        -----         ------      ----         -------     --------
    $(10)         $114       $(2,999)       $(358)        $1,324      $612         $(9,065)    $(57,032)
    ====          ====       =======        =====         ======      ====         =======     ========

                                     MONY

                              Variable Account L


                STATEMENT OF CHANGES IN NET ASSETS (unaudited)



                                                                          MONY Variable Universal Life
                                                   --------------------------------------------------------------------------
                                                                                                                Enterprise
                                                                                                               Accumulation
                                                                     Alger American Fund                          Trust
                                                   -------------------------------------------------------  ------------------
                                                                                               Equity            Growth &
                                                        Balanced           Mid Cap             Income             Income
                                                       Subaccount         Subaccount         Subaccount         Subaccount
                                                   ------------------ ------------------ ------------------ ------------------
                                                     For the period     For the period     For the period     For the period
                                                   February 7, 2002** February 7, 2002** February 7, 2002** February 6, 2002**
                                                        through            through            through            through
                                                     June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002
                                                   ------------------ ------------------ ------------------ ------------------
From operations:
 Net investment income (loss).....................       $   80            $   (37)           $   (21)           $   (40)
 Net realized gain (loss) on investments..........           (6)               (37)                44                (38)
 Net change in unrealized depreciation of
   investments....................................         (323)            (3,583)            (1,160)            (4,364)
                                                         ------            -------            -------            -------
Net increase (decrease) in net assets resulting
 from operations..................................         (249)            (3,657)            (1,137)            (4,442)
                                                         ------            -------            -------            -------
From unit transactions:
 Net proceeds from the issuance of units..........        6,937             37,277             23,289             48,216
 Net asset value of units redeemed or used to
   meet contract obligations......................         (690)            (2,772)            (3,652)            (4,592)
                                                         ------            -------            -------            -------
Net increase from unit transactions...............        6,247             34,505             19,637             43,624
                                                         ------            -------            -------            -------
Net increase in net assets........................        5,998             30,848             18,500             39,182
Net assets beginning of period....................            0                  0                  0                  0
                                                         ------            -------            -------            -------
Net assets end of period*.........................       $5,998            $30,848            $18,500            $39,182
                                                         ======            =======            =======            =======
Unit transactions:
 Units outstanding beginning of period............            0                  0                  0                  0
 Units issued during the period...................          698              3,712              2,294              4,841
 Units redeemed during the period.................          (72)              (306)              (378)              (508)
                                                         ------            -------            -------            -------
Units outstanding end of period...................          626              3,406              1,916              4,333
                                                         ======            =======            =======            =======
----------
*  Includes undistributed net investment income
   (loss) of:                                            $   80            $   (37)           $   (21)           $   (40)
                                                         ======            =======            =======            =======

** Commencement of operations

                      See notes to financial statements.

                                                              MONY Variable Universal Life
------------------------------------------------------------------------------------------------------------------

                                                             Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------------------------
                        Globally                               MultiCap        Small Company      Small Company
      Growth       Socially Responsive      Managed             Growth             Growth             Value
    Subaccount         Subaccount          Subaccount         Subaccount         Subaccount         Subaccount
------------------ ------------------- ------------------ ------------------ ------------------ ------------------
  For the period     For the period      For the period     For the period     For the period     For the period
February 6, 2002** February 21, 2002** February 6, 2002** February 8, 2002** February 6, 2002** February 6, 2002**
     through             through            through            through            through            through
  June 30, 2002       June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002
------------------ ------------------- ------------------ ------------------ ------------------ ------------------

     $    (65)           $   (18)            $   (6)           $   (23)           $   (51)           $   (28)
         (126)               (18)               (34)               (39)               (33)                18
       (6,218)            (1,170)              (669)            (2,454)            (5,794)            (1,226)
     --------            -------             ------            -------            -------            -------

       (6,409)            (1,206)              (709)            (2,516)            (5,878)            (1,236)
     --------            -------             ------            -------            -------            -------

       77,246             16,732              6,437             24,849             51,266             39,864

      (10,713)            (2,091)              (487)            (4,048)            (4,954)            (1,771)
     --------            -------             ------            -------            -------            -------
       66,532             14,641              5,950             20,801             46,312             38,093
     --------            -------             ------            -------            -------            -------
       60,123             13,435              5,241             18,285             40,434             36,857
            0                  0                  0                  0                  0                  0
     --------            -------             ------            -------            -------            -------
     $ 60,123            $13,435             $5,241            $18,285            $40,434            $36,857
     ========            =======             ======            =======            =======            =======

            0                  0                  0                  0                  0                  0
        7,879              1,618                643              2,603              4,996              3,636
       (1,192)              (218)               (55)              (472)              (545)              (167)
     --------            -------             ------            -------            -------            -------
        6,687              1,400                588              2,131              4,451              3,469
     ========            =======             ======            =======            =======            =======

     $    (65)           $   (18)            $   (6)           $   (23)           $   (51)           $   (28)
     ========            =======             ======            =======            =======            =======





                       Financial
   Total Return         Services
    Subaccount         Subaccount
------------------ ------------------
  For the period     For the period
February 7, 2002** February 8, 2002**
     through            through
  June 30, 2002      June 30, 2002
------------------ ------------------

     $   110             $   (4)
           3                 (1)
         (92)              (167)
     -------             ------

          21               (172)
     -------             ------

      20,566              4,867

        (649)              (415)
     -------             ------
      19,917              4,452
     -------             ------
      19,938              4,280
           0                  0
     -------             ------
     $19,938             $4,280
     =======             ======

           0                  0
       2,051                475
         (65)               (42)
     -------             ------
       1,986                433
     =======             ======

     $   110             $   (4)
     =======             ======

                                     MONY

                              Variable Account L

          STATEMENT OF CHANGES IN NET ASSETS (unaudited) (continued)

                                                      MONY Variable Universal Life
                               --------------------------------------------------------------------------

                                 INVESCO Variable Investment Funds          Janus Aspen Series Fund
                               ------------------------------------  ------------------------------------
                                     Health                               Capital            Flexible
                                    Sciences      Telecommunications    Appreciation          Income
                                   Subaccount         Subaccount         Subaccount         Subaccount
                               ------------------ ------------------ ------------------ ------------------
                                 For the period     For the period     For the period     For the period
                               February 8, 2002** February 7, 2002** February 6, 2002** February 8, 2002**
                                    through        through June 30,       through            through
                                 June 30, 2002           2002          June 30, 2002      June 30, 2002
                               ------------------ ------------------ ------------------ ------------------
From operations:
 Net investment income (loss).       $   (5)           $   (16)           $   221            $   152
 Net realized gain (loss) on
   investments................          (12)              (259)                (5)                 4
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................         (320)            (2,605)              (397)                55
                                     ------            -------            -------            -------
Net increase (decrease) in
 net assets resulting from
 operations...................         (337)            (2,880)              (181)               211
                                     ------            -------            -------            -------
From unit transactions:
 Net proceeds from the
   issuance of units..........        6,438             15,170             12,195             14,246
 Net asset value of units
   redeemed or used to meet
   contract obligations.......         (617)            (3,367)              (600)              (915)
                                     ------            -------            -------            -------
Net increase from unit
 transactions.................        5,821             11,803             11,595             13,331
                                     ------            -------            -------            -------
Net increase in net assets....        5,484              8,923             11,414             13,542
Net assets beginning of period            0                  0                  0                  0
                                     ------            -------            -------            -------
Net assets end of period......       $5,484            $ 8,923            $11,414            $13,542
                                     ======            =======            =======            =======
Unit transactions:
 Units outstanding beginning
   of period..................            0                  0                  0                  0
 Units issued during the
   period.....................          666              1,759              1,189              1,423
 Units redeemed during the
   period.....................          (67)              (482)               (59)               (90)
                                     ------            -------            -------            -------
Units outstanding end of
 period.......................          599              1,277              1,129              1,333
                                     ======            =======            =======            =======
----------
*  Includes undistributed net
   investment income (loss)
   of:                               $   (5)           $   (16)           $   221            $   152
                                     ======            =======            =======            =======

** Commencement of operations

                      See notes to financial statements.

                                                             MONY Variable Universal Life
----------------------------------------------------------------------------------------------
   Janus Aspen
   Series Fund                     Lord Abbett Series Fund
------------------ -------------------------------------------------------  ------------------
  International                            Growth &
      Growth         Bond Debenture         Income         Mid Cap Value      Mid Cap Growth
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
------------------ ------------------ ------------------ ------------------ ------------------
  For the period     For the period     For the period     For the period     For the period
February 7, 2002** February 7, 2002** February 7, 2002** February 8, 2002** February 8, 2002**
     through            through            through            through            through
  June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002
------------------ ------------------ ------------------ ------------------ ------------------
     $   101            $   (15)           $   (37)            $   (6)           $   (25)
         (43)                 4                (18)                 1               (159)

      (4,461)                64             (2,368)              (284)            (5,244)
     -------            -------            -------             ------            -------

      (4,403)                53             (2,423)              (289)            (5,428)
     -------            -------            -------             ------            -------
      50,736             11,857             31,950              6,934             24,956

      (1,587)              (452)            (1,325)              (387)            (4,045)
     -------            -------            -------             ------            -------
      49,149             11,405             30,625              6,547             20,911
     -------            -------            -------             ------            -------
      44,746             11,458             28,202              6,258             15,483
           0                  0                  0                  0                  0
     -------            -------            -------             ------            -------
     $44,746            $11,458            $28,202             $6,258            $15,483
     =======            =======            =======             ======            =======
           0                  0                  0                  0                  0
       4,876              1,149              3,215                675              2,649
        (167)               (44)              (144)               (39)              (549)
     -------            -------            -------             ------            -------
       4,709              1,105              3,071                636              2,100
     =======            =======            =======             ======            =======

     $   101            $   (15)           $   (37)            $   (6)           $   (25)
     =======            =======            =======             ======            =======




          MFS Variable Insurance Trust
--------------------------------------------------------
  New Discovery       Total Return        Utilities
    Subaccount         Subaccount         Subaccount
------------------ ------------------ ------------------
  For the period     For the period     For the period
February 7, 2002** February 8, 2002** February 7, 2002**
     through            through            through
  June 30, 2002      June 30, 2002      June 30, 2002
------------------ ------------------ ------------------
     $   (26)           $   103            $    65
         (16)               (18)                (2)

      (2,508)              (680)              (492)
     -------            -------            -------

      (2,550)              (595)              (429)
     -------            -------            -------
      23,234             18,209              6,459

      (2,204)            (1,051)            (1,737)
     -------            -------            -------
      21,030             17,158              4,722
     -------            -------            -------
      18,480             16,563              4,293
           0                  0                  0
     -------            -------            -------
     $18,480            $16,563            $ 4,293
     =======            =======            =======
           0                  0                  0
       2,368              1,756                668
        (252)              (105)              (192)
     -------            -------            -------
       2,116              1,651                476
     =======            =======            =======

     $   (26)           $   103            $   659
     =======            =======            =======

                                     MONY

                              Variable Account L

          STATEMENT OF CHANGES IN NET ASSETS (unaudited) (continued)

                                                      MONY Variable Universal Life
                               --------------------------------------------------------------------------
                                                            MONY Series Fund
                               --------------------------------------------------------------------------
                                   Government                                                Emerging
                                   Securities       Long Term Bond      Money Market         Equities
                                   Subaccount         Subaccount         Subaccount         Subaccount
                               ------------------ ------------------ ------------------ ------------------
                                 For the period     For the period     For the period     For the period
                               February 7, 2002** February 7, 2002** February 7, 2002** February 7, 2002**
                                    through            through            through            through
                                 June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002
                               ------------------ ------------------ ------------------ ------------------
From operations:
 Net investment income (loss).      $   (64)           $   (28)           $    144           $   (24)
 Net realized gain (loss) on
   investments................          (30)                12                   0                 7
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................          961                586                   0            (1,373)
                                    -------            -------            --------           -------
Net increase (decrease) in
 net assets resulting from
 operations...................          867                570                 144            (1,390)
                                    -------            -------            --------           -------
From unit transactions:
 Net proceeds from the
   issuance of units..........       55,042             25,150             139,638            19,321
 Net asset value of units
   redeemed or used to meet
   contract obligations.......       (3,261)            (1,270)            (20,691)           (1,916)
                                    -------            -------            --------           -------
Net increase from unit
 transactions.................       51,781             23,880             118,947            17,405
                                    -------            -------            --------           -------
Net increase in net assets....       52,648             24,450             119,091            16,015
Net assets beginning of period            0                  0                   0                 0
                                    -------            -------            --------           -------
Net assets end of period*.....      $52,648            $24,450            $119,091           $16,015
                                    =======            =======            ========           =======
Unit transactions:
 Units outstanding beginning
   of period..................            0                  0                   0                 0
 Units issued during the
   period.....................        5,509              2,567              13,929             1,859
 Units redeemed during the
   period.....................         (321)              (127)             (2,062)             (199)
                                    -------            -------            --------           -------
Units outstanding end of
 period.......................        5,188              2,440              11,867             1,660
                                    =======            =======            ========           =======
----------
*  Includes undistributed net
   investment income (loss)
   of:                              $   (64)           $   (28)           $    144           $   (24)
                                    =======            =======            ========           =======

** Commencement of operations

                      See notes to financial statements.



---------------------------------------
The Universal Institutional Funds, Inc.
-------------------------------------
      Global
   Value Equity       U.S. Real Estate
    Subaccount           Subaccount
-------------------  ------------------
  For the period       For the period
February 20, 2002**  February 7, 2002**
      through             through
   June 30, 2002       June 30, 2002
-------------------  ------------------
       $  (1)             $   (21)
           3                    2

         (12)                 133
       -----              -------

         (10)                 114
       -----              -------
         959               16,563

        (150)                (470)
       -----              -------
         809               16,093
       -----              -------
         799               16,207
           0                    0
       -----              -------
       $ 799              $16,207
       =====              =======
           0                    0
          95                1,542
         (15)                 (43)
       -----              -------
          80                1,499
       =====              =======

       $  (1)             $   (21)
       =====              =======

        MONY Variable Universal Life
--------------------------------------------------------------------------------------------
     PBHG Insurance Series Funds                   PIMCO Variable Insurance Trust
------------------------------------  -------------------------------------------------------
                                                                                StockPlus
  Mid Cap Value       Select Value       Global Bond        Real Return      Growth & Income
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
------------------ ------------------ ------------------ ------------------ ------------------
  For the period     For the period     For the period     For the period     For the period
February 7, 2002** February 8, 2002** February 8, 2002** February 8, 2002** February 8, 2002**
     through            through            through            through            through
  June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002      June 30, 2002       Total
------------------ ------------------ ------------------ ------------------ ------------------ ----------
     $   (48)            $   (3)           $    74            $   266            $   (100)     $      604
          (5)                (7)               (11)                 8                 (67)           (878)

      (2,946)              (348)             1,261                338              (8,898)        (56,758)
     -------             ------            -------            -------            --------      ----------

      (2,999)              (358)             1,324                612              (9,065)        (57,032)
     -------             ------            -------            -------            --------      ----------
      44,074              6,693             14,875             23,636             100,093       1,025,974

      (1,482)              (352)              (580)            (1,436)             (3,380)        (90,110)
     -------             ------            -------            -------            --------      ----------
      42,592              6,341             14,295             22,200              96,713         935,864
     -------             ------            -------            -------            --------      ----------
      39,593              5,983             15,619             22,812              87,648         878,832
           0                  0                  0                  0                   0               0
     -------             ------            -------            -------            --------      ----------
     $39,593             $5,983            $15,619            $22,812            $ 87,648      $  878,832
     =======             ======            =======            =======            ========      ==========
           0                  0                  0                  0                   0
       4,268                682              1,477              2,301               9,673
        (154)               (38)               (53)              (136)                (41)
     -------             ------            -------            -------            --------
       4,114                644              1,424              2,165               9,632
     =======             ======            =======            =======            ========

     $   (48)            $   (3)           $    74            $   266            $   (100)     $      604
     =======             ======            =======            =======            ========      ==========

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (unaudited)


1. Organization and Business

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company of America ("MONY"), under the laws of the State of Arizona.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONY Equity Master, MONY Custom Equity Master and MONY Custom Estate Master), Variable Universal Life, and Survivorship Variable Universal Life. These policies are issued by MONY, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Variable Universal Life) is presented here.

   There are thirty-five MONY Variable Universal Life subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Alger American Fund, Invesco Variable Investment Funds, Lord Abbett Series Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust, PBHG Insurance Series Funds, The Universal Institutional Funds, or Janus Aspen Series (collectively, the "Funds"). The funds are registered under the 1940 Act as open end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   A full presentation of the related financial statements and footnotes of the Funds are contained on pages hereinafter and should be read in conjunction with these financial statements.

2. Significant Accounting Policies

   The preparation of financial statements in accordance with accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investment:

   The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio, as reported by such portfolio. Net asset value is based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the money market portfolios, the net asset value is based on the amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income is recorded on ex-dividend date. Dividend income includes distributions of net investment income and net realized gains received from the respective portfolios of the Funds. Dividend income received is reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



3. Related Party Transactions

   MONY is the legal owner of the assets held by the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the MONY Variable Universal Life Subaccounts for the six months ended June 30, 2002 aggregated $207.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.65% of average daily net assets of each of the MONY Variable Universal Life subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended June 30, 2002, MONY received $95 in aggregate from certain Funds in connection with MONY Variable Universal Life subaccounts.

4.  Investment Transactions:

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the six months ended June 30, 2002 were as follows:

                                                              Proceeds
                                              Cost of Shares from Shares
       MONY Varable Universal Life               Acquired     Redeemed
       ---------------------------            -------------- -----------
       The Alger American Fund
       Balanced Portfolio....................    $ 6,481       $  241
       Mid Cap Growth Portfolio..............     35,423          956

       Enterprise Accumulation Trust
       Equity Income Portfolio...............     21,581        1,966
       Growth and Income Portfolio...........     45,656        2,072
       Growth Portfolio......................     70,289        3,822
       Globally Socially Responsive Portfolio     16,562        1,938
       Managed Portfolio.....................      6,301          357
       Multi-Cap Growth Portfolio............     22,806        2,029
       Small Company Growth Portfolio........     47,326        1,065
       Small Company Value Portfolio.........     38,311          246
       Total Return Bond Portfolio...........     20,274          375

       INVESCO Variable Insurance Funds
       Financial Services Portfolio..........      4,593          145
       Health Services Portfolio.............      5,987          171
       Telecommunications Portfolio..........     13,554        1,766

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)


                                                               Proceeds
                                               Cost of Shares from Shares
       MONY Varable Universal Life                Acquired     Redeemed
       ---------------------------             -------------- -----------
       Janus Aspen Series Fund
       Capital Appreciation Portfolio.........    $ 11,805      $   222
       Flexible Income Portfolio..............      14,582        1,264
       International Growth Portfolio.........      49,769          683

       Lord Abbett Series Funds
       Bond Debenture Portfolio...............      11,619          229
       Growth & Income Portfolio..............      30,851          264
       Mid Cap Value Portfolio................       6,688          146

       MFS Variable Insurance Trust
       Mid Cap Gowth Portfolio................      23,062        2,177
       New Discovery Portfolio................      21,273          268
       Total Return Portfolio.................      17,573          433
       Utilities Portfolio....................       4,806           90

       MONY Series Funds
       Government Securities Portfolio........      53,225        1,508
       Long Term Bond Portfolio...............      25,256        1,393
       Money Market Portfolio.................     133,010       14,159

       The Universal Institutional Funds, Inc.
       Emerging Equities Portfolio............      17,597          217
       Global Value Equity....................         892           84
       U.S. Real Estate.......................      16,235          162

       PBHG Insurance Series Funds
       Mid Cap Value Portfolio................      42,779          236
       Select Value Portfolio.................       6,475          138

       PIMCO Variable Insurance Trust
       Global Bond............................      14,532          257
       Real Return Portfolio..................      22,663          484
       StockPlus Growth & Income..............      97,247          637

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                           June 30, 2002 (unaudited)

                                                                    MONY Survivorship Variable Universal Life
                                                        ----------------------------------------------------------------
                                                         Alger American Fund         Enterprise Accumulation Trust
                                                        --------------------  ------------------------------------------
                                                                                          Globally               Small
                                                                               Growth &   Socially  Multi-Cap   Company
                                                         Balanced   Mid Cap     Income   Responsive   Growth     Growth
                                                        Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
                                                        ---------- ---------- ---------- ---------- ---------- ----------
                        ASSETS
Shares held in respective Funds........................      125        526      1,549        758      1,033      3,613
                                                          ======     ======     ======     ======     ======    =======
Investments at cost....................................   $1,582     $8,337     $7,377     $7,376     $7,377    $15,709
                                                          ======     ======     ======     ======     ======    =======
Investments in respective Funds, at net asset value....   $1,477     $7,799     $7,062     $7,173     $6,923    $15,083
Amount due from MONY...................................        0          7          0          0          0         15
Amount due from respective Funds.......................        0          0          0          0          0          0
                                                          ------     ------     ------     ------     ------    -------
       Total assets....................................    1,477      7,806      7,062      7,173      6,923     15,098
                                                          ------     ------     ------     ------     ------    -------
                     LIABILITIES
Amount due to MONY.....................................        1          1          1          1          1          2
Amount due to respective Funds.........................        0          7          0          0          0         15
                                                          ------     ------     ------     ------     ------    -------
       Total liabilities...............................        1          8          1          1          1         17
                                                          ------     ------     ------     ------     ------    -------
Net assets.............................................   $1,476     $7,798     $7,061     $7,172     $6,922    $15,081
                                                          ======     ======     ======     ======     ======    =======
Net assets consist of:
  Contractholders' net payments........................   $1,559     $8,340     $7,379     $7,379     $7,379    $15,717
  Undistributed net investment income (loss)...........       24         (1)        (1)        (1)        (1)        (2)
  Accumulated net realized loss on investments.........       (2)        (3)        (2)        (3)        (2)        (8)
  Net unrealized depreciation of investments...........     (105)      (538)      (315)      (203)      (454)      (626)
                                                          ------     ------     ------     ------     ------    -------
Net assets.............................................   $1,476     $7,798     $7,061     $7,172     $6,922    $15,081
                                                          ======     ======     ======     ======     ======    =======
Number of units outstanding*...........................      156        875        782        784        782      1,731
                                                          ------     ------     ------     ------     ------    -------
Net asset value per unit outstanding*..................   $ 9.46     $ 8.91     $ 9.03     $ 9.15     $ 8.85    $  8.71
                                                          ======     ======     ======     ======     ======    =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                                   MONY Survivorship Variable Universal Life
                                                   -------------------------------------------------------------------------
                                                    Enterprise
                                                   Accumulation  INVESCO                                         Lord Abbett
                                                      Trust        VIF            Janus Aspen Series Fund        Series Funds
                                                   ------------ ---------- ------------------------------------  ------------
                                                      Small
                                                     Company    Financial    Capital     Flexible  International   Growth &
                                                      Value      Services  Appreciation   Income      Growth        Income
                                                    Subaccount  Subaccount  Subaccount  Subaccount  Subaccount    Subaccount
                                                   ------------ ---------- ------------ ---------- ------------- ------------
                     ASSETS
Shares held in respective Funds...................       37          601         382          66         143           135
                                                      =====       ======      ======      ======      ======        ======
Investments at cost...............................    $ 781       $7,380      $7,529      $  790      $3,107        $3,104
                                                      =====       ======      ======      ======      ======        ======
Investments in respective Funds, at net asset
  value...........................................    $ 755       $7,181      $7,286      $  803      $2,908        $2,885
Amount due from MONY..............................        0            1           0           0           0             4
Amount due from respective Funds..................        0            0           0           0           0             0
                                                      -----       ------      ------      ------      ------        ------
       Total assets...............................      755        7,182       7,286         803       2,908         2,889
                                                      =====       ======      ======      ======      ======        ======
                   LIABILITIES
Amount due to MONY................................        1            1           1           1           1             2
Amount due to respective Funds....................        0            1           0           0           0             4
                                                      -----       ------      ------      ------      ------        ------
       Total liabilities..........................        1            2           1           1           1             6
                                                      -----       ------      ------      ------      ------        ------
Net assets........................................    $ 754       $7,180      $7,285      $  802      $2,907        $2,883
                                                      =====       ======      ======      ======      ======        ======
Net assets consist of:
  Contractholders' net payments...................    $ 781       $7,382      $7,379      $  780      $3,101        $3,108
  Undistributed net investment income (loss)......       (1)          (1)        149           9          10            (2)
  Accumulated net realized loss on investments....        0           (2)          0           0          (5)           (4)
  Net unrealized appreciation (depreciation) of
   investments....................................      (26)        (199)       (243)         13        (199)         (219)
                                                      -----       ------      ------      ------      ------        ------
Net assets........................................    $ 754       $7,180      $7,285      $  802      $2,907        $2,883
                                                      =====       ======      ======      ======      ======        ======
Number of units outstanding*......................       78          761         739          78         310           315
                                                      -----       ------      ------      ------      ------        ------
Net asset value per unit outstanding*.............    $9.66       $ 9.44      $ 9.86      $10.28      $ 9.39        $ 9.16
                                                      =====       ======      ======      ======      ======        ======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

       MONY Survivorship Variable Universal Life
-----------------------------------------------------------

    MFS Variable         MONY         The Universal
   Insurance Trust    Series Fund Institutional Funds, Inc.
--------------------  ----------- -------------------------

   New       Total    Government   Emerging    U.S. Real
Discovery    Return   Securities   Equities      Estate
Subaccount Subaccount Subaccount  Subaccount   Subaccount
---------- ---------- ----------- ----------   ----------
     73         407        189       1,162           74
  =====      ======     ======      ======       ======
  $ 967      $7,374     $2,129      $8,341       $  969
  =====      ======     ======      ======       ======

  $ 899      $7,221     $2,148      $7,900       $  981
      0           0          0           4            0
      0           0          0           0            0
  -----      ------     ------      ------       ------
    899       7,221      2,148       7,904          981
  =====      ======     ======      ======       ======

      0           1          1           1            0
      0           0          0           4            0
  -----      ------     ------      ------       ------
      0           1          1           5            0
  -----      ------     ------      ------       ------
  $ 899      $7,220     $2,147      $7,899       $  981
  =====      ======     ======      ======       ======
  $ 969      $7,375     $2,129      $8,343       $  969
      0          (1)        (1)         (1)           0
     (2)         (1)         0          (2)           0

    (68)       (153)        19        (441)          12
  -----      ------     ------      ------       ------
  $ 899      $7,220     $2,147      $7,899       $  981
  =====      ======     ======      ======       ======
     97         752        213         864           97
  -----      ------     ------      ------       ------
  $9.29      $ 9.61     $10.09      $ 9.15       $10.13
  =====      ======     ======      ======       ======

----------
* Units outstanding have been rounded for presentation purposes.

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                         MONY Survivorship Variable Universal Life
                                                   ----------------------------------------------------
                                                   PBHG Insurance
                                                    Series Funds  PIMCO Variable Insurance Trust
                                                   -------------- -------------------------------------
                                                      Mid Cap       Global                  StockPlus
                                                       Value         Bond    Real Return Growth & Income
                                                     Subaccount   Subaccount Subaccount    Subaccount      Total
                                                   -------------- ---------- ----------- --------------- --------
                     ASSETS
Shares held in respective Funds...................        165           93        222           613
                                                       ======       ======     ======        ======
Investments at cost...............................     $2,128       $  968     $2,389        $5,390      $101,104
                                                       ======       ======     ======        ======      ========
Investments in respective Funds, at net asset
  value...........................................     $1,990       $1,011     $2,463        $4,970      $ 96,918
Amount due from MONY..............................          0            0          0            37            68
Amount due from respective Funds..................          0            0          0             0             0
                                                       ------       ------     ------        ------      --------
       Total assets...............................      1,990        1,011      2,463         5,007        96,986
                                                       ------       ------     ------        ------      --------
                   LIABILITIES
Amount due to MONY................................          0            0          2             2            21
Amount due to respective Funds....................          0            0          0            37            68
                                                       ------       ------     ------        ------      --------
       Total liabilities..........................          0            0          2            39            89
                                                       ------       ------     ------        ------      --------
Net assets........................................     $1,990       $1,011     $2,461        $4,968      $ 96,897
                                                       ======       ======     ======        ======      ========
Net assets consist of:
  Contractholders' net payments...................     $2,132       $  965     $2,336        $5,401      $100,903
  Undistributed net investment income (loss)......         (1)           2         49            (2)          227
  Accumulated net realized gain (loss) on
   investments....................................         (2)           1          2           (11)          (47)
  Net unrealized appreciation (depreciation) of
   investments....................................       (138)          43         74          (420)       (4,186)
                                                       ------       ------     ------        ------      --------
Net assets........................................     $1,990       $1,011     $2,461        $4,968      $ 96,897
                                                       ======       ======     ======        ======      ========
Number of units outstanding*......................        213           97        234           564
                                                       ------       ------     ------        ------
Net asset value per unit outstanding*.............     $ 9.35       $10.46     $10.52        $ 8.81
                                                       ======       ======     ======        ======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

              For the six months ended June 30, 2002 (unaudited)


                                                                 Survivorship Variable Universal Life
                                                   ----------------------------------------------------------------
                                                    Alger American Fund         Enterprise Accumulation Trust
                                                   --------------------  ------------------------------------------
                                                                                     Globally               Small
                                                                          Growth &   Socially  Multi-Cap   Company
                                                    Balanced   Mid Cap     Income   Responsive   Growth     Growth
                                                   Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
                                                   ---------- ---------- ---------- ---------- ---------- ----------
Dividend income...................................   $  25      $   0      $   0      $   0      $   0      $   0
Distribution from capital gains...................       0          0          0          0          0          0
Mortality and expense risk charges................      (1)        (1)        (1)        (1)        (1)        (2)
                                                     -----      -----      -----      -----      -----      -----
Net investment income (loss)......................      24         (1)        (1)        (1)        (1)        (2)
                                                     -----      -----      -----      -----      -----      -----
Realized and unrealized gain (loss) on
  investments:
  Net realized gain (loss) on investments.........      (2)        (3)        (2)        (3)        (2)        (8)
  Net change in unrealized appreciation
   (depreciation) of investments..................    (105)      (538)      (315)      (203)      (454)      (626)
                                                     -----      -----      -----      -----      -----      -----
Net realized and unrealized gain (loss) on
  investments.....................................    (107)      (541)      (317)      (206)      (456)      (634)
                                                     -----      -----      -----      -----      -----      -----
Net increase (decrease) in net assets resulting
  from operations.................................   $ (83)     $(542)     $(318)     $(207)     $(457)     $(636)
                                                     =====      =====      =====      =====      =====      =====


                      See notes to financial statements.

                           MONY Survivorship Variable Universal Life
-----------------------------------------------------------------------------------------------------
 Enterprise
Accumulation  INVESCO                                         Lord Abbett
   Trust        VIF            Janus Aspen Series Fund        Series Fund MFS Variable Insurance Trust
------------ ---------- ------------------------------------  ----------- ---------------------------
   Small
  Company    Financial    Capital     Flexible  International  Growth &      New           Total
   Value      Services  Appreciation   Income      Growth       Income    Discovery        Return
 Subaccount  Subaccount  Subaccount  Subaccount  Subaccount   Subaccount  Subaccount     Subaccount
------------ ---------- ------------ ---------- ------------- ----------- ----------     ----------
    $  0       $   0       $ 150        $10         $  11        $   0       $  0          $   0
       0           0           0          0             0            0          0              0
      (1)         (1)         (1)        (1)           (1)          (2)         0             (1)
    ----       -----       -----        ---         -----        -----       ----          -----
      (1)         (1)        149          9            10           (2)         0             (1)
    ----       -----       -----        ---         -----        -----       ----          -----
       0          (2)          0          0            (5)          (4)        (2)            (1)
     (26)       (199)       (243)        13          (199)        (219)       (68)          (153)
    ----       -----       -----        ---         -----        -----       ----          -----

     (26)       (201)       (243)        13          (204)        (223)       (70)          (154)
    ----       -----       -----        ---         -----        -----       ----          -----

    $(27)      $(202)      $ (94)       $22         $(194)       $(225)      $(70)         $(155)
    ====       =====       =====        ===         =====        =====       ====          =====

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

              For the six months ended June 30, 2002 (unaudited)


                                                       MONY Survivorship Variable Universal Life
                                           -----------------------------------------------------------------------------------
                                           MONY Series Funds The Universal Institutional Funds, Inc. PGHG Insurance Series Fund
                                           ----------------- --------------------------------------- --------------------------
                                              Government      Emerging           U.S. Real                    Mid Cap
                                              Securities      Equities             Estate                      Value
                                              Subaccount     Subaccount          Subaccount                  Subaccount
Dividend Income...........................        $ 0          $   0                $ 0                        $   0
Distribution from capital gains...........          0              0                  0                            0
Mortality and expense risk charges........         (1)            (1)                 0                           (1)
                                                  ---          -----                ---                        -----
Net investment income (loss)..............         (1)            (1)                 0                           (1)
                                                  ---          -----                ---                        -----
Realized and unrealized gain (loss) on
  investments:
Net realized gain (loss) on investments...          0             (2)                 0                           (2)
Net change in unrealized appreciation
  (depreciation) of investments...........         19           (441)                12                         (138)
                                                  ---          -----                ---                        -----
Net realized and unrealized gain (loss)
  on investments..........................         19           (443)                12                         (140)
                                                  ---          -----                ---                        -----
Net increase (decrease) in net assets
  resulting from operations...............        $18          $(444)               $12                        $(141)
                                                  ===          =====                ===                        =====

                      See notes to financial statements.

   MONY Survivorship Variable Universal Life
----------------------------------------------
        PIMCO Variable Insurance Trust
----------------------------------------------
  Global                  StockPlus
   Bond    Real Return Growth & Income
Subaccount Subaccount    Subaccount     Total
---------- ----------- --------------- -------
   $ 2        $ 51          $  --      $   249
     0           0              0            0
     0          (2)            (2)         (22)
   ---        ----          -----      -------
     2          49             (2)         227
   ---        ----          -----      -------

     1           2            (11)         (47)

    43          74           (420)      (4,186)
   ---        ----          -----      -------

    44          76           (431)      (4,233)
   ---        ----          -----      -------

   $46        $125          $(433)     $(4,006)
   ===        ====          =====      =======

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                           June 30, 2002 (unaudited)

                                                          MONY Survivorship Variable Universal Life
                               ----------------------------------------------------------------------------------------------

                                    Alger American Fund                        Enterprise Accumulation Trust
                               -----------------------------  ---------------------------------------------------------------
                                                                 Growth &         Globally         Multi-Cap    Small Company
                                  Balanced        Mid Cap         Income     Socially Responsive     Growth         Growth
                                 Subaccount      Subaccount     Subaccount       Subaccount        Subaccount     Subaccount
                               --------------- -------------- -------------- ------------------- -------------- --------------
                               For the period  For the period For the period   For the period    For the period For the period
                               April 3, 2002** May 2, 2002**  May 2, 2002**     May 2, 2002**    May 2, 2002**  May 2, 2002**
                                   through        through        through           through          through        through
                                June 30, 2002  June 30, 2002  June 30, 2002     June 30, 2002    June 30, 2002  June 30, 2002
From operations:
 Net investment income (loss).     $   24          $   (1)        $   (1)          $   (1)           $   (1)       $    (2)
 Net realized gain (loss) on
   investments................         (2)             (3)            (2)              (3)               (2)            (8)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................       (105)           (538)          (315)            (203)             (454)          (626)
                                   ------          ------         ------           ------            ------        -------
Net increase (decrease) in
 net assets resulting from
 operations...................        (83)           (542)          (318)            (207)             (457)          (636)
                                   ------          ------         ------           ------            ------        -------
From unit transactions:
 Net proceeds from the
   issuance of units..........      1,618           8,484          7,507            7,507             7,507         15,985
 Net asset value of units
   redeemed or used to meet
   contract obligations.......        (59)           (144)          (128)            (128)             (128)          (268)
                                   ------          ------         ------           ------            ------        -------
Net increase from unit
 transactions.................      1,559           8,340          7,379            7,379             7,379         15,717
                                   ------          ------         ------           ------            ------        -------
Net increase in net assets....      1,476           7,798          7,061            7,172             6,922         15,081
Net assets beginning of period          0               0              0                0                 0              0
                                   ------          ------         ------           ------            ------        -------
Net assets end of period*.....     $1,476          $7,798         $7,061           $7,172            $6,922        $15,081
                                   ======          ======         ======           ======            ======        =======
Unit transactions:
Units outstanding beginning
 of period....................          0               0              0                0                 0              0
Units issued during the period        162             892            796              798               796          1,762
Units redeemed during the
 period.......................         (6)            (17)           (14)             (14)              (14)           (31)
                                   ------          ------         ------           ------            ------        -------
Units outstanding end of
 period.......................        156             875            782              784               782          1,731
                                   ======          ======         ======           ======            ======        =======

----------
*  Includes undistributed net
   investment income (loss)
   of:                             $   24          $   (1)        $   (1)          $   (1)           $   (1)       $    (2)
                                   ======          ======         ======           ======            ======        =======

** Commencement of operations

                      See notes to financial statements.

                         MONY Survivorship Variable Universal Life
-------------------------------------------------------------------------------------------
  Enterprise
 Accumulation                                                                  Lord Abbett
     Trust       INVESCO VIF              Janus Aspen Series Fund              Series Fund
--------------- -------------- --------------------------------------------  ---------------
 Small Company    Financial       Capital        Flexible     International     Growth &
     Value         Services     Appreciation      Income          Growth         Income
  Subaccount      Subaccount     Subaccount     Subaccount      Subaccount     Subaccount
--------------- -------------- -------------- --------------- -------------- ---------------
For the period  For the period For the period For the period  For the period For the period
April 3, 2002** May 2, 2002**  May 2, 2002**  April 3, 2002** May 29, 2002** April 3, 2002**
    through        through        through         through        through         through
 June 30, 2002  June 30, 2002  June 30, 2002   June 30, 2002  June 30, 2002   June 30, 2002
--------------- -------------- -------------- --------------- -------------- ---------------
     $ (1)         $   (1)         $  149          $  9           $   10         $   (2)
        0              (2)              0             0               (5)            (4)
      (26)           (199)           (243)           13             (199)          (219)
     ----           ------         ------          ----           ------         ------
      (27)           (202)            (94)           22             (194)          (225)
     ----           ------         ------          ----           ------         ------
      810           7,507           7,507           809            3,150          3,189

      (29)           (125)           (128)          (29)             (49)           (81)
     ----           ------         ------          ----           ------         ------
      781           7,382           7,379           780            3,101          3,108
     ----           ------         ------          ----           ------         ------
      754           7,180           7,285           802            2,907          2,883
        0               0               0             0                0              0
     ----           ------         ------          ----           ------         ------
     $754          $7,180          $7,285          $802           $2,907         $2,883
     ====           ======         ======          ====           ======         ======
        0               0               0             0                0              0
       81             774             752            81              315            324
       (3)            (13)            (13)           (3)              (5)            (9)
     ----           ------         ------          ----           ------         ------
       78             761             739            78              310           3315
     ====           ======         ======          ====           ======         ======
     $ (1)         $   (1)         $  149          $  9           $   10         $   (2)
     ====           ======         ======          ====           ======         ======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                           June 30, 2002 (unaudited)

                                                               MONY Survivorship Variable Universal Life
                                            -------------------------------------------------------------------------------
                                                                           MONY Series              The Universal
                                            MFS Variable Insurance Trust       Fund           Institutional Funds, Inc.
                                            ----------------------------  -------------- ----------------------------------
                                                                            Government
                                            New Discovery   Total Return    Securities   Emerging Equities  U.S. Real Estate
                                              Subaccount     Subaccount     Subaccount       Subaccount        Subaccount
                                            -------------- -------------- -------------- ------------------ ----------------
                                            For the period For the period For the period   For the period    For the period
                                            May 29, 2002** May 2, 2002**  May 29, 2002** February 7, 2002**  May 29, 2002**
                                               through        through        through          through           through
                                            June 30, 2002  June 30, 2002  June 30, 2002    June 30, 2002     June 30, 2002
                                            -------------- -------------- -------------- ------------------ ----------------
From operations:
 Net investment income (loss)..............      $  0          $   (1)        $   (1)          $   (1)            $  0
 Net realized gain (loss) on investments...        (2)             (1)             0               (2)               0
 Net change in unrealized appreciation
   (depreciation) of investments...........       (68)           (153)            19             (441)              12
                                                 ----          ------         ------           ------             ----
Net increase (decrease) in net assets
 resulting from operations.................       (70)           (155)            18             (444)              12
                                                 ----          ------         ------           ------             ----
From unit transactions:
 Net proceeds from the issuance of units...       984           7,508          2,166            8,487              984
 Net asset value of units redeemed or used
   to meet contract obligations............       (15)           (133)           (37)            (144)             (15)
                                                 ----          ------         ------           ------             ----
Net increase from unit transactions........       969           7,375          2,129            8,343              969
                                                 ----          ------         ------           ------             ----
Net increase in net assets.................       899           7,220          2,147            7,899              981
Net assets beginning of period.............         0               0              0                0                0
                                                 ----          ------         ------           ------             ----
Net assets end of period*..................      $899          $7,220         $2,147           $7,899             $981
                                                 ====          ======         ======           ======             ====
Unit transactions:
Units outstanding beginning of period......         0               0              0                0                0
Units issued during the period.............        99             766            217              880               98
Units redeemed during the period...........        (2)            (14)            (4)             (16)              (1)
                                                 ----          ------         ------           ------             ----
Units outstanding end of period............        97             752            213              864               97
                                                 ====          ======         ======           ======             ====

----------
*  Includes undistributed net investment
   income (loss) of:                             $  0          $   (1)        $   (1)          $   (1)            $  0
                                                 ====          ======         ======           ======             ====

** Commencement of operations

                      See notes to financial statements.

          MONY Survivorship Variable Universal Life
------------------------------------------------------------
     PBHG
  Insurance
 Series Funds          PIMCO Variable Insurance Trust
-------------- ---------------------------------------------
                                                 StockPlus
Mid Cap Value   Global Bond     Real Return   Growth & Income
  Subaccount     Subaccount     Subaccount      Subaccount
-------------- -------------- --------------- ---------------
For the period For the period For the period  For the period
May 29, 2002** May 2, 2002**  April 3, 2002** April 3, 2002**
   through        through         through         through
June 30, 2002  June 30, 2002   June 30, 2002   June 30, 2002    Total
-------------- -------------- --------------- --------------- --------
    $   (1)       $    2          $   49          $   (2)     $    227

        (2)            1               2             (11)          (47)

      (138)           43              74            (420)       (4,186)
    ------         ------         ------          ------      --------

      (141)           46             125            (433)       (4,006)
    ------         ------         ------          ------      --------


     2,166           983           2,427           5,497       102,781

       (34)          (18)            (91)            (96)       (1,878)
    ------         ------         ------          ------      --------
     2,132           965           2,336           5,401       100,903
    ------         ------         ------          ------      --------
     1,990         1,011           2,461           4,968        96,897
         0             0               0               0             0
    ------         ------         ------          ------      --------
    $1,990        $1,011          $2,461          $4,968      $ 96,897
    ======         ======         ======          ======      ========


         0             0               0               0
       217            99             243             575
        (4)           (2)             (9)            (11)
    ------         ------         ------          ------
       213            97             234             564
    ======         ======         ======          ======

    $   (1)       $    2          $   49          $   (2)     $    227
    ======         ======         ======          ======      ========

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (unaudited)



1. Organization and Business

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company of America ("MONY"), under the laws of the State of Arizona.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONY Equity Master, MONY Custom Equity Master and MONY Custom Estate Master), Variable Universal Life, and Survivorship Variable Universal Life. These policies are issued by MONY, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONYSurvivorship Variable Universal Life) is presented here.

   There are thirty-five MONY Survivorship Variable Universal subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Alger American Fund, Invesco Variable Investment Funds, Lord Abbett Series Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust, PBHG Insurance Series Funds, The Universal Institutional Funds, or Janus Aspen Series (collectively, the "Funds"). The funds are registered under the 1940 Act as open end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   A full presentation of the related financial statements and footnotes of the Funds are contained on pages hereinafter and should be read in conjunction with these financial statements.

2. Significant Accounting Policies

   The preparation of financial statements in accordance with accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investment:

   The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio, as reported by such portfolio. Net asset value is based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the money market portfolios, the net asset value is based on the amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income is recorded on ex-dividend date. Dividend income includes distributions of net investment income and net realized gains received from the respective portfolios of the Funds. Dividend income received is reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized capital gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for federal income tax purposes.

3. Related Party Transactions

   MONY is the legal owner of the assets held by the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for the MONY Survivorship Variable Universal Life Subaccounts for the six months ended June 30, 2002 aggregated $0.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.65% of average daily net assets of each of the MONY Survivorship Variable Universal Life subaccounts. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended June 30, 2002, MONY received $6 in aggregate from certain Funds in connection with MONY Custom Estate Master subaccounts.

4. Investment Transactions:

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the six months ended June 30, 2002 were as follows:

                                                          Proceeds
                                          Cost of Shares from Shares
MONY Survivorship Variable Universal Life    Acquired     Redeemed
----------------------------------------- -------------- -----------
 The Alger American Fund
 Balanced Portfolio......................    $ 1,618        $ 60
 Mid Cap Growth Portfolio................      8,484         145

 Enterprise Accumulation Trust
 Growth and Income Portfolio.............      7,507         129
 Globally Socially Responsive Portfolio..      7,507         129
 Multi-Cap Growth Portfolio..............      7,507         129
 Small Company Growth Portfolio..........     15,985         270
 Small Company Value Portfolio...........        809          30

 INVESCO Variable Insurance Funds
 Financial Services Portfolio............      7,507         129

 Janus Aspen Series Fund
 Capital Appreciation Portfolio..........      7,507         129
 Flexible Income Portfolio...............        809          30
 International Growth Portfolio..........      3,150          50

 Lord Abbett Series Fund
 Growth & Income Portfolio...............      3,189          83

 MFS Variable Insurance Trust
 New Discovery Portfolio.................        984          16
 Total Return Portfolio..................      7,507         133

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



                                                                   Proceeds
                                                   Cost of Shares from Shares
MONY Survivorship Variable Universal Life             Acquired     Redeemed
-----------------------------------------          -------------- -----------

MONY Series Funds
Government Securities Portfolio...................    $ 2,166        $ 38

The Universal Institutional Funds, Inc.
Emerging Equities Portfolio.......................      8,488         145
U.S. Real Estate..................................        984          16

PBHG Insurance Series Fund
Mid Cap Value Portfolio...........................      2,166          34

PIMCO Variable Insurance Trust
Global Bond.......................................        984          19
Real Return Portfolio.............................      2,427          93
StockPlus Growth & Income.........................      5,496          98

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                           June 30, 2002 (unaudited)

                                                         MONY Custom Equity Master
                               -----------------------------------------------------------------------------
                                          MONY Series Fund, Inc.              Enterprise Accumulation Trust
                               --------------------------------------------- -------------------------------
                                                                                          Small
                               Intermediate Long Term  Government   Money                Company
                                Term Bond      Bond    Securities   Market     Equity     Value     Managed
                                Subaccount  Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount
                               ------------ ---------- ---------- ---------- ---------- ---------- ----------
           ASSETS
Shares held in respective
 Funds........................     10,795      10,175     14,457    963,057     44,121     18,329     17,605
                                 ========    ========   ========   ========  =========   ========   ========
Investments at cost...........   $120,044    $135,160   $164,590   $936,057  $ 828,032   $378,168   $367,401
                                 ========    ========   ========   ========  =========   ========   ========
Investments in respective
 Funds, at net asset value....   $120,639    $133,375   $164,735   $936,057  $ 596,211   $370,054   $289,896
Amount due from MONY..........          3         153         14        219        250        205        629
Amount due from respective
 Funds........................        147          73         94        559        374        493        253
                                 --------    --------   --------   --------  ---------   --------   --------
     Total assets.............    120,789     133,601    164,843    936,835    596,835    370,752    290,778
                                 --------    --------   --------   --------  ---------   --------   --------
         LIABILITIES
Amount due to MONY............        321         257        311      1,841      1,178      1,012        683
Amount due to respective Funds          3         153         14        219        374        205        629
                                 --------    --------   --------   --------  ---------   --------   --------
     Total liabilities........        324         410        325      2,060      1,552      1,217      1,312
                                 --------    --------   --------   --------  ---------   --------   --------
Net assets....................   $120,465    $133,191   $164,518   $934,775  $ 595,283   $369,535   $289,466
                                 ========    ========   ========   ========  =========   ========   ========
Net assets consist of:
 Contractholders' net payments   $114,178    $128,146   $159,517   $911,601  $ 858,938   $354,461   $360,544
 Undistributed net investment
   income.....................      4,963       6,117      3,904     23,174    101,859     46,316     22,238
 Accumulated net realized
   gain (loss) on investments.        729         713        952          0   (133,693)   (23,128)   (15,811)
 Net unrealized appreciation
   (depreciation) of
   investments................        595      (1,785)       145          0   (231,821)    (8,114)   (77,505)
                                 --------    --------   --------   --------  ---------   --------   --------
Net assets....................   $120,465    $133,191   $164,518   $934,775  $ 595,283   $369,535   $289,466
                                 ========    ========   ========   ========  =========   ========   ========
Number of units outstanding*..     10,288      11,153     13,834     86,918    111,627     32,470     37,715
                                 --------    --------   --------   --------  ---------   --------   --------
Net asset value per unit
 outstanding*.................   $  11.71    $  11.94   $  11.89   $  10.75  $    5.33   $  11.38   $   7.68
                                 ========    ========   ========   ========  =========   ========   ========

----------
*Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                            MONY Custom Equity Master
                               -----------------------------------------------------------------------------------
                                                          Enterprise Accumulation Trust
                               -----------------------------------------------------------------------------------

                               International High Yield            Growth and Small Company   Equity     Capital
                                  Growth        Bond      Growth     Income      Growth       Income   Appreciation
                                Subaccount   Subaccount Subaccount Subaccount  Subaccount   Subaccount  Subaccount
                               ------------- ---------- ---------- ---------- ------------- ---------- ------------
           ASSETS
Shares held in respective
 Funds........................     27,336       33,297    144,886    112,292      45,593       23,405      54,964
                                 ========     ========   ========   ========    ========     ========    ========
Investments at cost...........   $127,211     $145,200   $747,706   $609,958    $347,540     $120,011    $324,038
                                 ========     ========   ========   ========    ========     ========    ========
Investments in respective
 Funds, at net asset value....   $119,081     $135,385   $650,112   $512,864    $307,349     $113,215    $313,211
Amount due from MONY..........          3           15        149         24         578            0         232
Amount due from respective
 Funds........................         42           83        414        216         177           77         102
                                 --------     --------   --------   --------    --------     --------    --------
     Total assets.............    119,126      135,483    650,675    513,104     308,104      113,292     313,545
                                 --------     --------   --------   --------    --------     --------    --------
         LIABILITIES
Amount due to MONY............        209          275      1,366        977         643          237         551
Amount due to respective Funds          3           15        149         24         578            0         232
                                 --------     --------   --------   --------    --------     --------    --------
     Total liabilities........        212          290      1,515      1,001       1,221          237         783
                                 --------     --------   --------   --------    --------     --------    --------
Net assets....................   $118,914     $135,193   $649,160   $512,103    $306,883     $113,055    $312,762
                                 ========     ========   ========   ========    ========     ========    ========
Net assets consist of:
 Contractholders' net payments   $136,980     $137,772   $776,355   $631,430    $352,625     $121,735    $351,220
 Undistributed net
   investment income (loss)...     10,892        8,619         (8)     1,216       7,313          276       2,947
 Accumulated net realized
   gain (loss) on investments.    (20,828)      (1,383)   (29,593)   (23,449)    (12,864)      (2,160)    (30,578)
 Net unrealized depreciation
   of investments.............     (8,130)      (9,815)   (97,594)   (97,094)    (40,191)      (6,796)    (10,827)
                                 --------     --------   --------   --------    --------     --------    --------
Net assets....................   $118,914     $135,193   $649,160   $512,103    $306,883     $113,055    $312,762
                                 ========     ========   ========   ========    ========     ========    ========
Number of units outstanding*..     18,197       13,343     89,353     68,862      36,946       12,718      40,755
                                 --------     --------   --------   --------    --------     --------    --------
Net asset value per unit
 outstanding*.................   $   6.53     $  10.13   $   7.27   $   7.44    $   8.31     $   8.89    $   7.67
                                 ========     ========   ========   ========    ========     ========    ========

----------
*Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                MONY Custom Equity Master
-----------------------------------------------------------------------------------------
                   Enterprise Accumulation Trust
------------------------------------------------------------------
                                                                                 Dreyfus
                                                                     Dreyfus    Socially
Multi-Cap              Emerging  Worldwide   Mid-Cap                  Stock    Responsible
  Growth    Balanced  Countries    Growth     Growth   Total Return   Index      Growth
Subaccount Subaccount Subaccount Subaccount Subaccount  Subaccount  Subaccount Subaccount
---------- ---------- ---------- ---------- ---------- ------------ ---------- -----------

   57,520    18,135        319        731      4,092          7        28,346      4,094
 ========   =======     ======     ======    =======      =====     =========   ========
 $476,024   $86,481     $2,986     $6,389    $29,611      $  73     $ 842,646   $110,347
 ========   =======     ======     ======    =======      =====     =========   ========

 $386,008   $81,548     $2,967     $5,882    $25,286      $  72     $ 718,005   $ 90,618
      211        17          1          0         14          0           192         83
      235        63          4          0          4          0           480         34
 --------   -------     ------     ------    -------      -----     ---------   --------
  386,454    81,628      2,972      5,882     25,304         72       718,677     90,735
 --------   -------     ------     ------    -------      -----     ---------   --------

      808       180          7          9         40          0         1,540        170
      211        17          1          0         14          0           192         83
 --------   -------     ------     ------    -------      -----     ---------   --------
    1,019       197          8          9         54          0         1,732        253
 --------   -------     ------     ------    -------      -----     ---------   --------
 $385,435   $81,431     $2,964     $5,873    $25,250      $  72     $ 716,945   $ 90,482
 ========   =======     ======     ======    =======      =====     =========   ========

 $535,033   $87,053     $2,969     $6,458    $29,607      $  73     $ 874,880   $122,582

   (1,889)      417         (7)       (16)       (58)         0        11,416       (196)

  (57,693)   (1,106)        21        (62)        26          0       (44,710)   (12,175)

  (90,016)   (4,933)       (19)      (507)    (4,325)        (1)     (124,641)   (19,729)
 --------   -------     ------     ------    -------      -----     ---------   --------
 $385,435   $81,431     $2,964     $5,873    $25,250      $  72     $ 716,945   $ 90,482
 ========   =======     ======     ======    =======      =====     =========   ========
   76,009     9,283        317        743      3,924          7       101,277     15,546
 --------   -------     ------     ------    -------      -----     ---------   --------
 $   5.07   $  8.77     $ 9.36     $ 7.90    $  6.43      $9.91     $    7.08   $   5.82
 ========   =======     ======     ======    =======      =====     =========   ========

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)

                                               MONY Custom Equity Master
                               --------------------------------------------------------

                                   Fidelity Variable Insurance
                                         Products Funds             Janus Aspen Series
                               ----------------------------------  --------------------
                                                        VIP III
                                  VIP       VIP II      Growth     Aggressive
                                 Growth   Contrafund Opportunities   Growth    Balanced
                               Subaccount Subaccount  Subaccount   Subaccount Subaccount
                               ---------- ---------- ------------- ---------- ----------
           ASSETS
Shares held in respective
 Funds........................    15,187     19,331       5,911       23,150     13,798
                               =========   ========    ========    =========   ========
Investments at cost........... $ 512,006   $396,298    $ 87,579    $ 519,286   $316,556
                               =========   ========    ========    =========   ========
Investments in respective
 Funds, at net asset value.... $ 410,598   $382,341    $ 76,893    $ 411,560   $298,458
Amount due from MONY..........        44        128           3          219         26
Amount due from respective
 Funds........................       453        311          41          478         84
                               ---------   --------    --------    ---------   --------
     Total assets.............   411,095    382,780      76,937      412,257    298,568
                               ---------   --------    --------    ---------   --------
         LIABILITIES
Amount due to MONY............     1,087        845         150        1,085        503
Amount due to respective Funds        44        128           3          219         26
                               ---------   --------    --------    ---------   --------
     Total liabilities........     1,131        973         153        1,304        529
                               ---------   --------    --------    ---------   --------
Net assets.................... $ 409,964   $381,807    $ 76,784    $ 410,953   $298,039
                               =========   ========    ========    =========   ========
Net assets consist of:
 Contractholders' net payments $ 564,961   $416,188    $ 93,722    $ 650,949   $315,245
 Undistributed net investment
   income (loss)..............     9,707      6,590         291          350      9,258
 Accumulated net realized
   gain (loss) on investments.   (63,296)   (27,014)     (6,543)    (132,620)    (8,366)
 Net unrealized appreciation
   (depreciation) of
   investments................  (101,408)   (13,957)    (10,686)    (107,726)   (18,098)
                               ---------   --------    --------    ---------   --------
Net assets.................... $ 409,964   $381,807    $ 76,784    $ 410,953   $298,039
                               =========   ========    ========    =========   ========
Number of units outstanding*..    69,458     46,063      11,224      114,779     32,915
                               ---------   --------    --------    ---------   --------
Net asset value per unit
 outstanding*................. $    5.90   $   8.29    $   6.84    $    3.58   $   9.05
                               =========   ========    ========    =========   ========

----------
*Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                 MONY Custom Equity Master
----------------------------------------------------------------------------------------------
                                                                The
                        The Alger                            Universal
                         American                          Institutional    PIMCO Variable
  Janus Aspen Series       Fund    Lord Abbett Series Fund  Funds, Inc.     Insurance Trust
----------------------  ---------- ----------------------  ------------- ---------------------

  Capital    Worldwide   Mid-Cap     Growth     Mid-Cap       US Real      Global      Real
Appreciation   Growth     Growth   and Income    Value        Estate        Bond      Return
 Subaccount  Subaccount Subaccount Subaccount  Subaccount   Subaccount   Subaccount Subaccount    Total
------------ ---------- ---------- ----------  ----------  ------------- ---------- ---------- -----------

    16,972      19,795       521        33          611          211        1,146        323
  ========   =========    ======     =====       ======       ======      =======     ======   ===========
  $370,319   $ 596,067    $8,459     $ 728       $9,745       $2,761      $12,081     $3,547   $ 9,741,105
  ========   =========    ======     =====       ======       ======      =======     ======   ===========
  $326,683   $ 490,087    $7,736     $ 705       $9,380       $2,814      $12,516     $3,584     8,505,925
       111         140       229         5           57            0            0          0         3,954
       251         367         0         0            0            0            0          0         5,909
  --------   ---------    ------     -----       ------       ------      -------     ------   -----------
   327,045     490,594     7,965       710        9,437        2,814       12,516      3,584     8,515,788
  --------   ---------    ------     -----       ------       ------      -------     ------   -----------

       720       1,085         7         0            7            1            3          2        18,110
       111         140       229         5           57            0            0          0         4,078
  --------   ---------    ------     -----       ------       ------      -------     ------   -----------
       831       1,225       236         5           64            1            3          2        22,188
  --------   ---------    ------     -----       ------       ------      -------     ------   -----------
  $326,214   $ 489,369    $7,729     $ 705       $9,373       $2,813      $12,513     $3,582   $ 8,493,600
  ========   =========    ======     =====       ======       ======      =======     ======   ===========

  $414,719   $ 664,174    $8,463     $ 729       $9,714       $2,761      $12,064     $3,510   $10,211,356
     3,575       3,933        (7)        0           (7)          (1)          14         35       283,231
   (48,444)    (72,758)       (4)       (1)          31            0            0          0      (765,807)
   (43,636)   (105,980)     (723)      (23)        (365)          53          435         37    (1,235,180)
  --------   ---------    ------     -----       ------       ------      -------     ------   -----------
  $326,214   $ 489,369    $7,729     $ 705       $9,373       $2,813      $12,513     $3,582   $ 8,493,600
  ========   =========    ======     =====       ======       ======      =======     ======   ===========
    53,939      88,254       846        75          976          277        1,199        349
  --------   ---------    ------     -----       ------       ------      -------     ------
  $   6.05   $    5.55    $ 9.14     $9.43       $ 9.60       $10.14      $ 10.44     $10.25
  ========   =========    ======     =====       ======       ======      =======     ======

                                     MONY

                              Variable Account L


                            STATEMENT OF OPERATIONS


              For the six months ended June 30, 2002 (unaudited)

                                                                                           MONY Custom Equity Master
                                                                                 --------------------------------------------
                                                                                            MONY Series Fund, Inc.
                                                                                 --------------------------------------------

                                                                                 Intermediate Long Term  Government   Money
                                                                                  Term Bond      Bond    Securities   Market
                                                                                  Subaccount  Subaccount Subaccount Subaccount
                                                                                 ------------ ---------- ---------- ----------
Dividend income.................................................................   $ 4,388     $ 5,408     $3,800    $ 8,477
Distribution from net realized gains............................................         0           0          0          0
Mortality and expense risk charges..............................................      (248)       (260)      (301)    (2,373)
                                                                                   -------     -------     ------    -------
Net investment income (loss)....................................................     4,140       5,148      3,499      6,104
                                                                                   -------     -------     ------    -------
Realized and unrealized gain (loss) on investments:
 Net realized gain (loss) on investments........................................       219         285        548          0
 Net change in unrealized appreciation (depreciation) of investments............    (1,021)     (2,464)      (600)         0
                                                                                   -------     -------     ------    -------
Net realized and unrealized gain (loss) on investments..........................      (802)     (2,179)       (52)         0
                                                                                   -------     -------     ------    -------
Net increase (decrease) in net assets resulting from operations.................   $ 3,338     $ 2,969     $3,447    $ 6,104
                                                                                   =======     =======     ======    =======

                      See notes to financial statements.

                                MONY Custom Equity Master
-----------------------------------------------------------------------------------------
                              Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------
             Small                                                     Growth     Small
            Company              International High Yield               and      Company
  Equity     Value     Managed      Growth        Bond      Growth     Income     Growth
Subaccount Subaccount Subaccount  Subaccount   Subaccount Subaccount Subaccount Subaccount
---------- ---------- ---------- ------------- ---------- ---------- ---------- ----------
$       0   $      0   $      0     $     0     $ 5,237   $       0   $      0   $      0
        0          0          0           0           0           0          0          0
   (1,439)      (737)      (656)       (240)       (280)     (1,426)    (1,137)      (695)
---------   --------   --------     -------     -------   ---------   --------   --------
   (1,439)      (737)      (656)       (240)      4,957      (1,426)    (1,137)      (695)
---------   --------   --------     -------     -------   ---------   --------   --------

  (37,302)   (10,706)    (5,945)     (7,694)     (1,069)     (9,775)    (7,444)    (2,245)
 (126,375)    17,174    (46,480)      8,664      (8,028)    (89,234)   (81,562)   (48,066)
---------   --------   --------     -------     -------   ---------   --------   --------
 (163,677)     6,468    (52,425)        970      (9,097)    (99,009)   (89,006)   (50,311)
---------   --------   --------     -------     -------   ---------   --------   --------
$(165,116)  $  5,731   $(53,081)    $   730     $(4,140)  $(100,435)  $(90,143)  $(51,006)
=========   ========   ========     =======     =======   =========   ========   ========

                                     MONY

                              Variable Account L

                STATEMENT OF OPERATIONS (unaudited) (continued)


                                                MONY Custom Equity Master
                               -----------------------------------------------------------
                                              Enterprise Accumulation Trust
                               -----------------------------------------------------------

                                 Equity      Capital     Multi-Cap               Emerging
                                 Income    Appreciation   Growth     Balanced    Countries
                               Subaccount   Subaccount  Subaccount  Subaccount  Subaccount
                               ----------- ------------ ----------- ----------- -----------
                               For the six For the six  For the six For the six For the six
                                 months       months      months      months      months
                                  ended       ended        ended       ended       ended
                                June 30,     June 30,    June 30,    June 30,    June 30,
                                  2002         2002        2002        2002        2002
                               ----------- ------------ ----------- ----------- -----------
Dividend income...............   $     0     $     0     $      0     $     0      $   0
Distribution from net
 realized gains...............         0           0            0           0          0
Mortality and expense risk
 charges......................      (233)       (662)        (870)       (169)        (5)
                                 -------     -------     --------     -------      -----
Net investment income (loss)..      (233)       (662)        (870)       (169)        (5)
                                 -------     -------     --------     -------      -----
Realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss) on
   investments................    (1,158)     (7,143)     (13,987)       (382)        61
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (3,475)      5,949      (76,221)     (5,987)      (171)
                                 -------     -------     --------     -------      -----
Net realized and unrealized
 loss on investments..........    (4,633)     (1,194)     (90,208)     (6,369)      (110)
                                 -------     -------     --------     -------      -----
Net decrease in net assets
 resulting from operations....   $(4,866)    $(1,856)    $(91,078)    $(6,538)     $(115)
                                 =======     =======     ========     =======      =====

----------
** Commencement of operations

                      See notes to financial statements.

                                             MONY Custom Equity Master
------------------------------------------------------------------------------------------------------------------
     Enterprise Accumulation Trust                                      Fidelity Variable Insurance Products Funds
--------------------------------------                                 -------------------------------------------
                                          Dreyfus        Dreyfus
 Worldwide    Mid-Cap                      Stock         Socially          VIP       VIP II          VIP III
  Growth      Growth     Total Return      Index    Responsible Growth   Growth    Contrafund  Growth Opportunities
Subaccount  Subaccount    Subaccount    Subaccount      Subaccount     Subaccount  Subaccount       Subaccount
----------- ----------- --------------- ----------- ------------------ ----------- ----------- --------------------
For the six For the six For the period  For the six    For the six     For the six For the six     For the six
  months      months    June 12, 2002**   months          months         months      months           months
   ended       ended        through        ended          ended           ended       ended           ended
 June 30,    June 30,      June 30,      June 30,        June 30,       June 30,    June 30,         June 30,
   2002        2002          2002          2002            2002           2002        2002             2002
----------- ----------- --------------- ----------- ------------------ ----------- ----------- --------------------
   $   0      $     0         $ 0        $   2,026       $      6       $    534     $ 2,301         $    551
       0            0           0                0              0              0           0                0
     (13)         (49)          0           (1,573)          (203)          (972)       (784)            (160)
   -----      -------         ---        ---------       --------       --------     -------         --------
     (13)         (49)          0              453           (197)          (438)      1,517              391
   -----      -------         ---        ---------       --------       --------     -------         --------

      36          319           0          (12,826)        (3,678)       (17,177)     (6,156)          (1,340)

    (637)      (5,226)         (1)         (95,891)       (14,014)       (77,497)       (195)          (9,631)
   -----      -------         ---        ---------       --------       --------     -------         --------
    (601)      (4,907)         (1)        (108,717)       (17,692)       (94,674)     (6,351)         (10,971)
   -----      -------         ---        ---------       --------       --------     -------         --------
   $(614)     $(4,956)        $(1)       $(108,264)      $(17,889)      $(95,112)    $(4,834)        $(10,580)
   =====      =======         ===        =========       ========       ========     =======         ========

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

              For the six months ended June 30, 2002 (unaudited)

                                           MONY Custom Equity Master
                                 --------------------------------------------
                                              Janus Aspen Series
                                 --------------------------------------------
                                 Aggressive              Capital    Worldwide
                                   Growth    Balanced  Appreciation   Growth
                                 Subaccount Subaccount  Subaccount  Subaccount
                                 ---------- ---------- ------------ ----------

  Dividend income...............  $      0   $  3,409    $  1,183    $  1,971
  Distribution from net
   realized gains...............         0          0           0           0
  Mortality and expense risk
   charges......................      (907)      (618)       (704)     (1,073)
                                  --------   --------    --------    --------
  Net investment income (loss)..      (907)     2,791         479         898
                                  --------   --------    --------    --------
  Realized and unrealized gain
   (loss) on investments:
   Net realized gain (loss) on
     investments................   (37,184)    (2,005)    (12,022)    (18,268)
   Net change in unrealized
     appreciation
     (depreciation) of
     investments ...............   (49,822)   (11,100)    (11,730)    (51,664)
                                  --------   --------    --------    --------
  Net realized and unrealized
   gain (loss) on investments...   (87,006)   (13,105)    (23,752)    (69,932)
                                  --------   --------    --------    --------
  Net increase (decrease) in
   net assets resulting from
   operations...................  $(87,913)  $(10,314)   $(23,273)   $(69,034)
                                  ========   ========    ========    ========

----------
** Commencement of operations

                      See notes to financial statements.

                                MONY Custom Equity Master
----------------------------------------------------------------------------------------
  The Alger                                  The Universal
   American                                  Institutional
     Fund         Lord Abbett Series Fund     Funds, Inc.   PIMCO Variable Insurance Trust
-------------- ----------------------------  -------------- ----------------------------
   Mid-Cap       Growth and      Mid-Cap           US           Global
    Growth         Income         Value       Real Estate        Bond        Real Return
  Subaccount     Subaccount     Subaccount     Subaccount     Subaccount      Subaccount
-------------- -------------- -------------- -------------- --------------  --------------
For the period For the period For the period For the period For the period  For the period
May 6, 2002**  May 31, 2002** May 6, 2002**  May 31, 2002** May 31, 2002**  May 6, 2002**
   through        through        through        through        through         through
   June 30,       June 30,       June 30,       June 30,       June 30,        June 30,
     2002           2002           2002           2002           2002            2002        Total
-------------- -------------- -------------- -------------- --------------  -------------- ---------
    $   0           $  0          $   0           $ 0            $ 17            $38       $  39,346
        0              0              0             0               0              0               0
       (7)             0             (7)           (1)             (3)            (3)        (18,808)
    -----           ----          -----           ---            ----            ---       ---------
       (7)             0             (7)           (1)             14             35          20,538
    -----           ----          -----           ---            ----            ---       ---------

       (4)            (1)            31             0               0              0        (214,012)
     (723)           (23)          (365)           53             435             37        (785,891)
    -----           ----          -----           ---            ----            ---       ---------
     (727)           (24)          (334)           53             435             37        (999,903)
    -----           ----          -----           ---            ----            ---       ---------
    $(734)          $(24)         $(341)          $52            $449            $72       $(979,365)
    =====           ====          =====           ===            ====            ===       =========

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS


                                                       MONY Custom Equity Master
                               -------------------------------------------------------------------------
                                                         MONY Series Fund, Inc.
                               -------------------------------------------------------------------------
                                     Intermediate              Long Term                Government
                                      Term Bond                   Bond                  Securities
                                      Subaccount               Subaccount               Subaccount
                               -----------------------  -----------------------  -----------------------
                               For the six              For the six              For the six
                                 months    For the year   months    For the year   months    For the year
                                  ended       ended        ended       ended        ended       ended
                                June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
                                  2002         2001        2002         2001        2002         2001
                               ----------- ------------ ----------- ------------ ----------- ------------
                               (unaudited)              (unaudited)              (unaudited)
From operations:
 Net investment income........  $  4,140     $    836    $  5,148     $    976    $  3,499     $    409
 Net realized gain (loss) on
   investments................       219          481         285          412         548          383
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (1,021)       1,137      (2,464)         301        (600)         594
                                --------     --------    --------     --------    --------     --------
Net increase (decrease) in
 net assets resulting from
 operations...................     3,338        2,454       2,969        1,689       3,447        1,386
                                --------     --------    --------     --------    --------     --------
From unit transactions:
 Net proceeds from the
   issuance of units..........    81,380       54,847      89,214       65,177      97,747       93,798
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (25,503)     (12,148)    (19,160)     (17,053)    (21,661)     (16,515)
                                --------     --------    --------     --------    --------     --------
Net increase (decrease) from
 unit transactions............    55,877       42,699      70,054       48,124      76,086       77,283
                                --------     --------    --------     --------    --------     --------
Net increase (decrease) in
 net assets...................    59,215       45,153      73,023       49,813      79,533       78,669
Net assets beginning of period    61,250       16,097      60,168       10,355      84,985        6,316
                                --------     --------    --------     --------    --------     --------
Net assets end of period*.....  $120,465     $ 61,250    $133,191     $ 60,168    $164,518     $ 84,985
                                ========     ========    ========     ========    ========     ========
Unit transactions:
Units outstanding beginning
 of period....................     5,383        1,530       5,166          942       7,316          577
Units issued during the period     7,111        4,957       7,184        5,723       7,822        8,191
Units redeemed during the
 period.......................    (2,206)      (1,104)     (1,197)      (1,499)     (1,304)      (1,452)
                                --------     --------    --------     --------    --------     --------
Units outstanding end of
 period.......................    10,288        5,383      11,153        5,166      13,834        7,316
                                ========     ========    ========     ========    ========     ========
----------
*  Includes undistributed net
   investment income of:        $  4,963     $    823    $  6,117     $    969    $  3,904     $    405
                                ========     ========    ========     ========    ========     ========

                      See notes to financial statements.

                                     MONY Custom Equity Master
--------------------------------------------------------------------------------------------------
 MONY Series Fund, Inc.                        Enterprise Accumulation Trust
-----------------------  -------------------------------------------------------------------------
         Money                                         Small Company
         Market                   Equity                   Value                   Managed
       Subaccount               Subaccount               Subaccount               Subaccount
-----------------------  -----------------------  -----------------------  -----------------------
For the six              For the six              For the six              For the six
  months    For the year   months    For the year   months    For the year   months    For the year
   ended       ended        ended       ended        ended       ended        ended       ended
 June 30,   December 31,  June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
   2002         2001        2002         2001        2002         2001        2002         2001
----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
(unaudited)              (unaudited)              (unaudited)              (unaudited)

$    6,104   $   16,021   $  (1,439)  $  89,438    $   (737)    $ 42,604    $   (656)    $ 18,358
         0            0     (37,302)    (89,824)    (10,706)     (10,977)     (5,945)      (7,992)

         0            0    (126,375)    (68,120)     17,174      (22,560)    (46,480)     (32,257)
----------   ----------   ---------   ---------    --------     --------    --------     --------

     6,104       16,021    (165,116)    (68,506)      5,731        9,067     (53,081)     (21,891)
----------   ----------   ---------   ---------    --------     --------    --------     --------

   294,675    1,828,369     185,997     614,166     157,666      237,430      82,229      226,381

  (667,051)    (584,681)    (69,084)   (125,139)    (48,526)     (53,014)    (31,719)     (40,330)
----------   ----------   ---------   ---------    --------     --------    --------     --------
  (372,376)   1,243,688     116,913     489,027     109,140      184,416      50,510      186,051
----------   ----------   ---------   ---------    --------     --------    --------     --------
  (366,272)   1,259,709     (48,203)    420,521     114,871      193,483      (2,571)     164,160
 1,301,047       41,338     643,486     222,965     254,664       61,181     292,037      127,877
----------   ----------   ---------   ---------    --------     --------    --------     --------
$  934,775   $1,301,047   $ 595,283   $ 643,486    $369,535     $254,664    $289,466     $292,037
==========   ==========   =========   =========    ========     ========    ========     ========

   121,626        3,997      93,665      26,254      22,978        5,789      31,845       12,345
    16,554      172,939      23,747      85,417      14,013       22,117      10,071       23,812
   (51,262)     (55,310)     (5,785)    (18,006)     (4,521)      (4,928)     (4,201)      (4,312)
----------   ----------   ---------   ---------    --------     --------    --------     --------
    86,918      121,626     111,627      93,665      32,470       22,978      37,715       31,845
==========   ==========   =========   =========    ========     ========    ========     ========

$   23,174   $   17,070   $ 101,859   $ 103,298    $ 46,316     $ 47,053    $ 22,238     $ 22,894
==========   ==========   =========   =========    ========     ========    ========     ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)



                                                       MONY Custom Equity Master
                               -------------------------------------------------------------------------
                                                     Enterprise Accumulation Trust
                               -------------------------------------------------------------------------
                                    International
                                        Growth              High Yield Bond               Growth
                                      Subaccount               Subaccount               Subaccount
                               -----------------------  -----------------------  -----------------------
                               For the six              For the six              For the six
                                 months    For the year   months    For the year   months    For the year
                                  ended       ended        ended       ended        ended       ended
                                June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
                                  2002         2001        2002         2001        2002         2001
                               ----------- ------------ ----------- ------------ ----------- ------------
                               (unaudited)              (unaudited)              (unaudited)
From operations:
 Net investment income (loss).  $   (240)    $  8,494    $  4,957     $  3,504    $  (1,426)  $     832
 Net realized loss on
   investments................    (7,694)     (12,259)     (1,069)        (279)      (9,775)    (18,278)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................     8,664      (13,112)     (8,028)      (1,717)     (89,234)    (12,826)
                                --------     --------    --------     --------    ---------   ---------
Net increase (decrease) in
 net assets resulting from
 operations...................       730      (16,877)     (4,140)       1,508     (100,435)    (30,272)
                                --------     --------    --------     --------    ---------   ---------
From unit transactions:
 Net proceeds from the
   issuance of units..........    38,560       86,356      78,172       76,810      223,198     515,492
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (12,986)     (24,672)    (18,907)     (12,573)     (68,033)   (117,820)
                                --------     --------    --------     --------    ---------   ---------
Net increase from unit
 transactions.................    25,574       61,684      59,265       64,237      155,165     397,672
                                --------     --------    --------     --------    ---------   ---------
Net increase in net assets....    26,304       44,807      55,125       65,745       54,730     367,400
Net assets beginning of period    92,610       47,803      80,068       14,323      594,430     227,030
                                --------     --------    --------     --------    ---------   ---------
Net assets end of period*.....  $118,914     $ 92,610    $135,193     $ 80,068    $ 649,160   $ 594,430
                                ========     ========    ========     ========    =========   =========
Unit transactions:
Units outstanding beginning
 of period....................    14,206        5,274       7,695        1,453       70,201      23,359
Units issued during the period     5,491       12,354       4,369        7,462       14,426      60,795
Units redeemed during the
 period.......................    (1,500)      (3,422)      1,279       (1,220)       4,726     (13,953)
                                --------     --------    --------     --------    ---------   ---------
Units outstanding end of
 period.......................    18,197       14,206      13,343        7,695       89,353      70,201
                                ========     ========    ========     ========    =========   =========
----------
*  Includes undistributed net
   investment income (loss)
   of:                          $ 10,892     $ 11,132    $  8,619     $  3,662    $      (8)  $   1,418
                                ========     ========    ========     ========    =========   =========

** Commencement of operations

                      See notes to financial statements.

                                     MONY Custom Equity Master
--------------------------------------------------------------------------------------------------
                                   Enterprise Accumulation Trust
--------------------------------------------------------------------------------------------------
                              Small Company
   Growth and Income              Growth               Equity Income         Capital Appreciation
       Subaccount               Subaccount               Subaccount               Subaccount
-----------------------  -----------------------  -----------------------  -----------------------
For the six              For the six              For the six              For the six
  months    For the year   months    For the year   months    For the year   months    For the year
   ended       ended        ended       ended        ended       ended        ended       ended
 June 30,   December 31,  June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
   2002         2001        2002         2001        2002         2001        2002         2001
----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
(unaudited)              (unaudited)              (unaudited)              (unaudited)

 $ (1,137)   $   2,339    $   (695)    $  7,842    $   (233)    $    511    $   (662)    $    715
   (7,444)     (15,933)     (2,245)     (10,901)     (1,158)      (1,072)     (7,143)     (22,752)

  (81,562)     (14,041)    (48,066)       9,613      (3,475)      (4,337)      5,949       (7,298)
 --------    ---------    --------     --------    --------     --------    --------     --------

  (90,143)     (27,635)    (51,006)       6,554      (4,866)      (4,898)     (1,856)     (29,335)
 --------    ---------    --------     --------    --------     --------    --------     --------

  193,295      521,272     108,834      238,098      44,111       80,770     104,855      223,818

  (66,821)    (105,992)    (37,520)     (54,202)    (12,815)     (18,589)    (47,614)     (54,654)
 --------    ---------    --------     --------    --------     --------    --------     --------
  126,474      415,280      71,314      183,896      31,296       62,181      57,241      169,164
 --------    ---------    --------     --------    --------     --------    --------     --------
   36,331      387,645      20,308      190,450      26,430       57,283      55,385      139,829
  475,772       88,127     286,575       96,125      86,625       29,342     257,377      117,548
 --------    ---------    --------     --------    --------     --------    --------     --------
 $512,103    $ 475,772    $306,883     $286,575    $113,055     $ 86,625    $312,762     $257,377
 ========    =========    ========     ========    ========     ========    ========     ========

   53,806        8,752      29,439        9,464       9,356        2,818      33,465       12,316
   11,898       56,790       5,722       25,927       4,204        8,493      12,619       28,080
    3,158      (11,736)      1,785       (5,952)       (842)      (1,955)     (5,329)      (6,931)
 --------    ---------    --------     --------    --------     --------    --------     --------
   68,862       53,806      36,946       29,439      12,718        9,356      40,755       33,465
 ========    =========    ========     ========    ========     ========    ========     ========

 $  1,216    $   2,353    $  7,313     $  8,008    $    276     $    509    $  2,947     $  3,609
 ========    =========    ========     ========    ========     ========    ========     ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                        MONY Custom Equity Master
                               ---------------------------------------------------------------------------
                                                      Enterprise Accumulation Trust
                               ---------------------------------------------------------------------------

                                      Multi-Cap                                           Emerging
                                        Growth                  Balanced                 Countries
                                      Subaccount               Subaccount                Subaccount
                               -----------------------  -----------------------  -------------------------
                               For the six              For the six              For the six For the period
                                 months    For the year   months    For the year   months    June 8, 2001**
                                  ended       ended        ended       ended        ended       through
                                June 30,   December 31,  June 30,   December 31,  June 30,    December 31,
                                  2002         2001        2002         2001        2002          2001
                               ----------- ------------ ----------- ------------ ----------- --------------
                               (unaudited)              (unaudited)              (unaudited)
From operations:
 Net investment income (loss).  $   (870)    $   (907)   $   (169)    $    569     $   (5)       $   (2)
 Net realized income (loss)
   on investments.............   (13,987)     (41,378)       (382)        (612)        61           (40)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (76,221)       9,788      (5,987)         825       (171)          152
                                --------     --------    --------     --------     ------        ------
Net increase (decrease) in
 net assets resulting from
 operations...................   (91,078)     (32,497)     (6,538)         782       (115)          110
                                --------     --------    --------     --------     ------        ------
From unit transactions:
 Net proceeds from the
   issuance of units..........   156,510      343,187      40,469       76,777      1,979         1,757
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (65,396)     (77,595)    (13,209)     (23,620)      (531)         (236)
                                --------     --------    --------     --------     ------        ------
Net increase from unit
 transactions.................    91,114      265,592      27,260       53,157      1,448         1,521
                                --------     --------    --------     --------     ------        ------
Net increase in net assets....        36      233,095      20,722       53,939      1,333         1,631
Net assets beginning of period   385,399      152,304      60,709        6,770      1,631             0
                                --------     --------    --------     --------     ------        ------
Net assets end of period*.....  $385,435     $385,399    $ 81,431     $ 60,709     $2,964        $1,631
                                ========     ========    ========     ========     ======        ======
Unit transactions:
Units outstanding beginning
 of period....................    60,270       19,707       6,380          682        169             0
Units issued during the period    24,764       52,586       3,915        8,226        217           197
Units redeemed during the
 period.......................    (9,025)     (12,023)     (1,012)      (2,528)       (69)          (28)
                                --------     --------    --------     --------     ------        ------
Units outstanding end of
 period.......................    76,009       60,270       9,283        6,380        317           169
                                ========     ========    ========     ========     ======        ======
----------
*  Includes undistributed net
   investment income
   (loss) of:                   $ (1,889)    $ (1,019)   $    417     $    586     $   (7)       $   (2)
                                ========     ========    ========     ========     ======        ======

** Commencement of operations

                      See notes to financial statements.

                                               MONY Custom Equity Master
----------------------------------------------------------------------------------------------------------------------
                    Enterprise Accumulation Trust
--------------------------------------------------------------------
                                                                              Dreyfus                  Dreyfus
        Worldwide                   Mid-Cap                Total               Stock                   Socially
          Growth                     Growth               Return               Index              Responsible Growth
        Subaccount                 Subaccount           Subaccount           Subaccount               Subaccount
-------------------------  -------------------------  --------------- -----------------------  -----------------------
For the six For the period For the six For the period For the period  For the six              For the six
  months    June 8, 2001**   months    June 8, 2001** June 12, 2002**   months    For the year   months    For the year
   ended       through        ended       through         through        ended       ended        ended       ended
 June 30,    December 31,   June 30,    December 31,     June 30,      June 30,   December 31,  June 30,   December 31,
   2002          2001         2002          2001           2002          2002         2001        2002         2001
----------- -------------- ----------- -------------- --------------- ----------- ------------ ----------- ------------
(unaudited)                (unaudited)                  (unaudited)   (unaudited)              (unaudited)

  $   (13)      $   (3)      $   (49)     $    (9)          $ 0        $     453   $   7,130    $   (197)    $   (140)
       36          (98)          319         (293)            0          (12,826)    (30,637)     (3,678)      (8,248)

     (637)         130        (5,226)         901            (1)         (95,891)    (15,177)    (14,014)      (3,277)
  -------       ------       -------      -------           ---        ---------   ---------    --------     --------

     (614)          29        (4,956)         599            (1)        (108,264)    (38,684)    (17,889)     (11,665)
  -------       ------       -------      -------           ---        ---------   ---------    --------     --------

    4,231        4,723        22,040       12,526            77          253,653     587,939      40,285       91,828

   (1,814)        (682)       (3,601)      (1,358)           (4)         (73,909)   (123,130)    (14,607)     (18,864)
  -------       ------       -------      -------           ---        ---------   ---------    --------     --------
    2,417        4,041        18,439       11,168            73          179,744     464,809      25,678       72,964
  -------       ------       -------      -------           ---        ---------   ---------    --------     --------
    1,803        4,070        13,483       11,767            72           71,480     426,125       7,789       61,299
    4,070            0        11,767            0             0          645,465     219,340      82,693       21,394
  -------       ------       -------      -------           ---        ---------   ---------    --------     --------
  $ 5,873       $4,070       $25,250      $11,767           $72        $ 716,945   $ 645,465    $ 90,482     $ 82,693
  =======       ======       =======      =======           ===        =========   =========    ========     ========

      463            0         1,466            0             0           78,584      23,366      11,748        2,344
      436          542         2,943        1,643             8           32,321      69,968       4,823       11,940
     (156)         (79)         (485)        (177)           (1)          (9,628)    (14,750)     (1,025)      (2,536)
  -------       ------       -------      -------           ---        ---------   ---------    --------     --------
      743          463         3,924        1,466             7          101,277      78,584      15,546       11,748
  =======       ======       =======      =======           ===        =========   =========    ========     ========

  $   (16)      $   (3)      $   (58)     $    (9)          $ 0        $  11,416   $  10,963    $   (196)    $      1
  =======       ======       =======      =======           ===        =========   =========    ========     ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                           MONY Custom Equity Master
                               ------------------------------------------------
                                  Fidelity Variable Insurance Products Funds
                               ------------------------------------------------
                                      VIP Growth           VIP II Contrafund
                                      Subaccount               Subaccount
                               -----------------------  -----------------------
                               For the six              For the six
                                 months    For the year   months    For the year
                                  ended       ended        ended       ended
                                June 30,   December 31,  June 30,   December 31,
                                  2002         2001        2002         2001
                               ----------- ------------ ----------- ------------
                               (unaudited)              (unaudited)
From operations:
 Net investment income (loss).  $   (438)   $  10,264    $  1,517     $  5,232
 Net realized loss on
   investments................   (17,177)     (45,170)     (6,156)     (20,592)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (77,497)      (7,814)       (195)      (7,442)
                                --------    ---------    --------     --------
Net decrease in net assets
 resulting from operations....   (95,112)     (42,720)     (4,834)     (22,802)
                                --------    ---------    --------     --------
From unit transactions:
 Net proceeds from the
   issuance of units..........   137,624      434,904     114,121      241,564
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (55,968)    (102,004)    (44,046)     (65,363)
                                --------    ---------    --------     --------
Net increase from unit
 transactions.................    81,656      332,900      70,075      176,201
                                --------    ---------    --------     --------
Net increase (decrease) in
 net assets...................   (13,456)     290,180      65,241      153,399
Net assets beginning of period   423,420      133,240     316,566      163,167
                                --------    ---------    --------     --------
Net assets end of period......  $409,964    $ 423,420    $381,807     $316,566
                                ========    =========    ========     ========
Unit transactions:
Units outstanding beginning
 of period....................    57,776       14,902      37,789       17,007
Units issued during the period    16,998       56,380      13,596       28,573
Units redeemed during the
 period.......................    (5,316)     (13,506)     (5,322)      (7,791)
                                --------    ---------    --------     --------
Units outstanding end of
 period.......................    69,458       57,776      46,063       37,789
                                ========    =========    ========     ========
----------
*  Includes undistributed net
   investment income (loss)
   of:                          $  9,707    $  10,145    $  6,590     $  5,073
                                ========    =========    ========     ========

** Commencement of operations

                      See notes to financial statements.

                                     MONY Custom Equity Master
-----------------------------------------------------------------------------------------------------
Fidelity Variable Insurance
     Products Funds                                     Janus Aspen Series
--------------------------  -------------------------------------------------------------------------
        VIP III                    Aggressive                                         Capital
  Growth Opportunities               Growth                  Balanced               Appreciation
       Subaccount                  Subaccount               Subaccount               Subaccount
--------------------------  -----------------------  -----------------------  -----------------------
For the six                 For the six              For the six              For the six
  months      For the year    months    For the year   months    For the year   months    For the year
   ended         ended         ended       ended        ended       ended        ended       ended
 June 30,     December 31,   June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
   2002           2001         2002         2001        2002         2001        2002         2001
-----------   ------------  ----------- ------------ ----------- ------------ ----------- ------------
(unaudited)                 (unaudited)              (unaudited)              (unaudited)

 $    391       $    (77)    $   (907)   $    (951)   $  2,791     $  4,996    $    479     $  2,383
   (1,340)        (4,908)     (37,184)     (89,137)     (2,005)      (5,465)    (12,022)     (34,995)
   (9,631)         1,115      (49,822)     (23,785)    (11,100)      (5,338)    (11,730)     (13,217)
 --------       --------     --------    ---------    --------     --------    --------     --------
  (10,580)        (3,870)     (87,913)    (113,873)    (10,314)      (5,807)    (23,273)     (45,829)
 --------       --------     --------    ---------    --------     --------    --------     --------

   33,749         54,447      164,510      465,872      93,647      228,701      96,849      273,738
   (9,749)       (15,463)     (66,943)     (99,638)    (33,943)     (54,763)    (48,484)     (69,512)
 --------       --------     --------    ---------    --------     --------    --------     --------
   24,000         38,984       97,567      366,234      59,704      173,938      48,365      204,226
 --------       --------     --------    ---------    --------     --------    --------     --------
   13,420         35,114        9,654      252,361      49,390      168,131      25,092      158,397
   63,364         28,250      401,299      148,938     248,649       80,518     301,122      142,725
 --------       --------     --------    ---------    --------     --------    --------     --------
 $ 76,784       $ 63,364     $410,953    $ 401,299    $298,039     $248,649    $326,214     $301,122
 ========       ========     ========    =========    ========     ========    ========     ========

    8,012          3,045       90,311       20,212      26,527        8,160      46,253       17,106
    4,268          6,917       33,489       90,124       9,544       24,202      14,939       39,167
   (1,056)        (1,950)      (9,021)     (20,025)     (3,156)      (5,835)     (7,253)     (10,020)
 --------       --------     --------    ---------    --------     --------    --------     --------
   11,224          8,012      114,779       90,311      32,915       26,527      53,939       46,253
 ========       ========     ========    =========    ========     ========    ========     ========

 $    291       $   (100)    $    350    $   1,257    $  9,258     $  6,467    $  3,575     $  3,096
 ========       ========     ========    =========    ========     ========    ========     ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                           MONY Custom Equity Master
                                    --------------------------------------
                                                               The Alger
                                                                American
                                       Janus Aspen Series         Fund
                                    -----------------------  --------------
                                                                Mid-Cap
                                        Worldwide Growth         Growth
                                           Subaccount          Subaccount
                                    -----------------------  --------------
                                                             For the period
                                    For the six                 May 06,
                                      months    For the year     2002**
                                       ended       ended        through
                                     June 30,   December 31,    June 30,
                                       2002         2001          2002
                                    ----------- ------------ --------------
                                    (unaudited)               (unaudited)
     From operations:
      Net investment income (loss).  $    898    $     838       $   (7)
      Net realized gain (loss) on
        investments................   (18,268)     (50,896)          (4)
      Net change in unrealized
        appreciation
        (depreciation) of
        investments................   (51,664)     (28,133)        (723)
                                     --------    ---------       ------
     Net increase (decrease) in
      net assets resulting from
      operations...................   (69,034)     (78,191)        (734)
                                     --------    ---------       ------
     From unit transactions:
      Net proceeds from the
        issuance of units..........   167,591      404,800        8,547
      Net asset value of units
        redeemed or used to meet
        contract obligations.......   (63,882)    (102,101)         (84)
                                     --------    ---------       ------
     Net increase from unit
      transactions.................   103,709      302,699        8,463
                                     --------    ---------       ------
     Net increase in net assets....    34,675      224,508        7,729
     Net assets beginning of period   454,694      230,186            0
                                     --------    ---------       ------
     Net assets end of period*.....  $489,369      454,694       $7,729
                                     ========    =========       ======
     Unit transactions:
     Units outstanding beginning
      of period....................    71,160       27,835            0
     Units issued during the period    29,950       58,551          854
     Units redeemed during the
      period.......................   (12,856)     (15,226)          (8)
                                     --------    ---------       ------
     Units outstanding end of
      period.......................    88,254       71,160          846
                                     ========    =========       ======
     ----------
     *  Includes undistributed net
        investment income of:        $  3,933    $   3,035       $   (7)
                                     ========    =========       ======

** Commencement of operations

                      See notes to financial statements.

                                     MONY Custom Equity Master
---------------------------------------------------------------------------------------------------
                              The Universal
                              Institutional
   Lord Abbett Series Fund     Funds, Inc.   PIMCO Variable Insurance Trust
----------------------------  -------------- ----------------------------
  Growth and      Mid-Cap        US Real
    Income         Value          Estate      Global Bond     Real Return
  Subaccount     Subaccount     Subaccount     Subaccount      Subaccount             Total
-------------- -------------- -------------- --------------  -------------- ------------------------
For the period For the period For the period For the period  For the period
   May 31,        May 06,        May 31,        May 31,         May 06,     For the six
   20002**        20002**        20002**        20002**         20002**       months     For the year
   through        through        through        through         through        ended        ended
   June 30,       June 30,       June 30,       June 30,        June 30,     June 30,    December 31,
     2002           2002           2002           2002            2002         2002          2001
-------------- -------------- -------------- --------------  -------------- -----------  ------------
 (unaudited)    (unaudited)    (unaudited)    (unaudited)     (unaudited)   (unaudited)

     $  0          $   (7)        $   (1)       $    14          $   35     $    20,538  $   222,202
       (1)             31              0              0               0        (214,012)    (521,460)
      (23)           (365)            53            435              37        (785,891)    (255,895)
     ----          ------         ------        -------          ------     -----------  -----------
      (24)           (341)            52            449              72        (979,365)    (555,153)
     ----          ------         ------        -------          ------     -----------  -----------

      753           9,821          2,789         12,065           3,562       3,144,805    8,085,547
      (24)           (107)           (28)            (1)            (52)     (1,643,782)  (1,991,711)
     ----          ------         ------        -------          ------     -----------  -----------
      729           9,714          2,761         12,064           3,510       1,501,023    6,093,836
     ----          ------         ------        -------          ------     -----------  -----------
      705           9,373          2,813         12,513           3,582         521,658    5,538,683
        0               0              0              0               0       7,971,942    2,433,259
     ----          ------         ------        -------          ------     -----------  -----------
     $705          $9,373         $2,813        $12,513          $3,582     $ 8,493,600  $ 7,971,942
     ====          ======         ======        =======          ======     ===========  ===========

        0               0              0              0               0
       77             994            308          1,200             355
       (2)            (18)           (31)            (1)             (6)
     ----          ------         ------        -------          ------
       75             976            277          1,199             349
     ====          ======         ======        =======          ======

     $  0          $   (7)        $   (1)       $    14          $   35     $   283,231  $   262,693
     ====          ======         ======        =======          ======     ===========  ===========

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (unaudited)


1. Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master), MONY Variable Universal Life and MONY Survivorship Variable Universal Life. These policies are issued by MONY. For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Custom Equity Master) is presented here.

   There are thirty five MONY Custom Equity Master Subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, The Universal Institutional Funds, Inc., the Alger American Fund, Lord Abbett Series Fund, PIMCO Variable Insurance Trust, or Janus Aspen Series (collectively, the "Funds"). Certain subaccounts of MONY Custom Equity Master commenced operations during the year ended December 31, 2000, and the remaining subaccounts commenced operations during the period ended June 30, 2002. The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY to the policyholders.

2. Significant Accounting Policies:

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment in shares of each of the respective Funds' portfolio is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains are recorded on the ex-dividend date. Investment income includes dividends from net investment income and distribution of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



3. Related Party Transactions:

   MONY is the legal owner of the assets held by the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for such purposes for all of the MONY Custom Equity Master Subaccounts for the six months ended June 30, 2002 aggregated $418,410.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of the average daily net assets of each of the MONY Custom Equity Master subaccounts. As MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY, acts as investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain funds for maintaining and servicing policyholders' accounts. During the period ended June 30, 2002, MONY received $2,479 in connection with MONY Custom Equity Master subaccounts.

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



4. Investment Transactions:

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the six months ended June 30, 2002 were as follows:

                                                  Cost of Shares
                                                     Acquired     Proceeds
                                                    (Excludes    from Shares
   MONY Custom Equity Master Subaccounts          Reinvestments)  Redeemed
   -------------------------------------          -------------- -----------
   MONY Series Fund, Inc.
   Intermediate Term Bond Portfolio..............   $   81,382   $   25,765
   Long Term Bond Portfolio......................       91,916       22,133
   Government Securities Portfolio...............       17,211       23,441
   Money Market Portfolio........................    1,344,303    1,721,392

   Enterprise Accumulation Trust
   Equity Portfolio..............................      175,982       60,619
   Small Company Value Portfolio.................      150,067       19,025
   Managed Portfolio.............................       77,107       27,090
   International Growth Portfolio................       39,953       14,633
   High Yield Bond Portfolio.....................       76,573       19,432
   Growth Portfolio..............................      225,647       72,008
   Growth and Income Portfolio...................      182,360       57,103
   Small Company Growth Portfolio................      102,173       31,601
   Equity Income Portfolio.......................       46,880       15,832
   Capital Appreciation Portfolio................       98,420       41,523
   Multi-Cap Growth Portfolio....................      146,739       56,560
   Balanced Portfolio............................       49,196       22,114
   Emerging Countries Portfolio..................        4,154        1,285
   Worldwide Growth Portfolio....................        1,867          889
   Mid-Cap Growth Portfolio......................       24,166        5,778
   Total Return..................................           77            4

   Dreyfus
   Dreyfus Stock Index Fund......................      247,375       69,314
   Dreyfus Socially Responsible Growth Fund, Inc.       39,810       10,999

   Fidelity Variable Insurance Products Funds
   VIP Growth Portfolio..........................      141,077       60,464
   VIP II Contrafund Portfolio...................      107,093       37,855
   VIP III Growth Opportunities Portfolio........       31,769        7,941

   Janus Aspen Series
   Aggressive Growth Portfolio...................      153,981       57,387
   Balanced Portfolio............................       84,808       29,172
   Capital Appreciation Portfolio................       86,657       40,230
   Worldwide Growth Portfolio....................      152,553       51,964

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



4. Investment Transactions: (continued)

                                                Cost of Shares Proceeds
                                                   Acquired      from
                                                  (Excludes     Shares
        MONY Custom Equity Master Subaccounts   Reinvestments) Redeemed
        -------------------------------------   -------------- --------
        The Alger American Fund
        Mid-Cap Growth Portfolio...............    $10,688      $2,231

        Lord Abbett Series Fund
        Growth and Income Portfolio............        738           9
        Mid-Cap Value Portfolio................     12,032       2,326

        The Universal Institutional Funds, Inc.
        US Real Estate Portfolio...............      2,789          30

        PIMCO Variable Insurance Trust
        Global Bond Portfolio..................     12,048           4
        Real Return Portfolio..................      3,480          10

5. Financial Highlights:

   For a unit outstanding through the period ended December 31, 2001:

                                       At December 31, 2001  For the period ended December 31, 2001
                                      ---------------------- ------------------------------------
                                                       Net   Investment
                                              Unit   Assets    Income      Expense       Total
MONY Custom Equity Master Subaccounts  Units  Value  (000's)   Ratio*      Ratio**     Return***
------------------------------------- ------- ------ ------- ----------    -------     ---------
  MONY Series Fund, Inc.
  Intermediate Term Bond Subaccount..   5,383 $11.38 $   61     2.72%       0.35%         8.17%
  Long Term Bond Subaccount..........   5,166  11.65     60     3.21        0.35          5.91
  Government Securities Subaccount...   7,316  11.62     85     1.53        0.35          6.22
  Money Market Subaccount............ 121,626  10.70  1,301     2.97        0.35          3.48

  Enterprise Accumulation Trust
  Equity Subaccount..................  93,665   6.87    643     0.36        0.35        (19.08)
  Small Company Value Subaccount.....  22,978  11.08    255     0.35        0.35          4.82
  Managed Subaccount.................  31,845   9.17    292     2.73        0.35        (11.49)
  International Growth Subaccount....  14,206   6.52     93     0.82        0.35        (28.04)
  High Yield Bond Subaccount.........   7,695  10.40     80     8.81        0.35          5.48
  Growth Subaccount..................  70,201   8.47    594     0.56        0.35        (12.86)
  Growth and Income Subaccount.......  53,806   8.84    476     1.17        0.35        (12.21)
  Small Company Growth Subaccount....  29,439   9.73    287     0.00        0.35         (4.23)
  Equity Income Subaccount...........   9,356   9.26     87     1.31        0.35        (11.05)
  Capital Appreciation Subaccount....  33,465   7.69    257     0.75        0.35        (19.39)
  Multi-Cap Growth Subaccount........  60,270   6.39    385     0.00        0.35        (17.34)
  Balanced Subaccount................   6,380   9.52     61     2.10        0.35         (4.13)
  Emerging Countries Subaccount (1)..     169   9.61      2     0.00(^)     0.35(^)      (3.90)
  Worldwide Growth Subaccount (1)....     463   8.80      4     0.00(^)     0.35(^)     (12.00)
  Mid-Cap Growth Subaccount (1)......   1,466   8.03     12     0.00(^)     0.35(^)     (19.70)

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



5. Financial Highlights: (continued)

                                                        At December 31, 2001 For the period ended December 31, 2001
                                                        -------------------- ------------------------------------
                                                                       Net   Investment
                                                               Unit  Assets    Income       Expense      Total
MONY Custom Equity Master Subaccounts                   Units  Value (000's)   Ratio*       Ratio**    Return***
-------------------------------------                   ------ ----- ------- ----------     -------    ---------
Dreyfus
Dreyfus Stock Index Subaccount......................... 78,584 $8.21  $645      1.28%        0.35%      (12.57)%
Dreyfus Socially Responsible Growth Subaccount......... 11,748  7.04    83      0.10         0.35       (22.89)

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount.................................. 57,776  7.33   423      0.00         0.35       (18.01)
VIP II Contrafund Subaccount........................... 37,789  8.38   317      0.51         0.35       (12.62)
VIP III Growth Opportunities Subaccount................  8,012  7.91    63      0.16         0.35       (14.76)

Janus Aspen Series
Aggressive Growth Subaccount........................... 90,311  4.44   401      0.00         0.35       (39.76)
Balanced Subaccount.................................... 26,527  9.37   249      3.24         0.35        (5.07)
Capital Appreciation Subaccount........................ 46,253  6.51   301      1.43         0.35       (21.94)
Worldwide Growth Subaccount............................ 71,160  6.39   455      0.60         0.35       (22.73)

* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(/\)Annualized
(1)For the period June 8, 2001 through December 31, 2001.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                           June 30, 2002 (unaudited)

                                                                     MONY Custom Estate Master
                                                           ---------------------------------------------
                                                                      MONY Series Fund, Inc.
                                                           ---------------------------------------------
                                                           Intermediate Long Term  Government   Money
                                                            Term Bond      Bond    Securities   Market
                                                            Subaccount  Subaccount Subaccount Subaccount
                                                           ------------ ---------- ---------- ----------
                          ASSETS
Shares held in respective Funds...........................        83       1,347        720     464,376
                                                              ======     =======     ======    ========
Investments at cost.......................................    $  927     $17,677     $8,148    $464,807
                                                              ======     =======     ======    ========
Investments in respective Funds, at net asset value.......    $  930     $17,642     $8,201    $464,807
Amount due from MONY......................................         0           0          0          11
                                                              ------     -------     ------    --------
       Total assets.......................................       930      17,642      8,201     464,818
                                                              ------     -------     ------    --------
                       LIABILITIES
Amount due to respective Funds............................         0           0          0          11
Amount due to MONY........................................         0          16          7         431
                                                              ------     -------     ------    --------
       Total liabilities..................................         0          16          7         442
                                                              ------     -------     ------    --------
Net assets................................................    $  930     $17,626     $8,194    $464,376
                                                              ======     =======     ======    ========
Net assets consist of:
 Contractholders' net payments............................    $  887     $16,320     $7,912    $453,213
 Undistributed net investment income (loss)...............        35       1,282        215      11,163
 Accumulated net realized gain (loss) on investments......         5          59         14           0
 Net unrealized appreciation (depreciation) of investments         3         (35)        53           0
                                                              ------     -------     ------    --------
Net assets................................................    $  930     $17,626     $8,194    $464,376
                                                              ======     =======     ======    ========
Number of units outstanding*..............................        86       1,527        768      42,453
                                                              ------     -------     ------    --------
Net asset value per unit outstanding*.....................    $10.83     $ 11.55     $10.66    $  10.94
                                                              ======     =======     ======    ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                     MONY Custom Estate Master
                                     -------------------------

                         Enterprise Accumulation Trust
    ----------------------------------------------------------------------
               Small Company            International High Yield
      Equity       Value      Managed      Growth        Bond      Growth
    Subaccount  Subaccount   Subaccount  Subaccount   Subaccount Subaccount
    ---------- ------------- ---------- ------------- ---------- ----------
        4,735       2,758         826        6,794       4,176      19,550
     ========     =======     =======      =======     =======    ========
     $ 76,561     $59,931     $16,993      $34,121     $18,741    $100,396
     ========     =======     =======      =======     =======    ========
     $ 63,957     $55,661     $13,591      $29,582     $16,971    $ 87,676
           22           8           0            0           0           0
     --------     -------     -------      -------     -------    --------
       63,979      55,669      13,591       29,582      16,971      87,676
     --------     -------     -------      -------     -------    --------
           22           8           0            0           0           0
           70          56          14           29          17          85
     --------     -------     -------      -------     -------    --------
           92          64          14           29          17          85
     --------     -------     -------      -------     -------    --------
     $ 63,887     $55,605     $13,577      $29,553     $16,954    $ 87,591
     ========     =======     =======      =======     =======    ========
     $ 88,585     $53,037     $17,032      $35,556     $17,193    $107,531
       10,753      11,454       1,678        2,803       1,637         126
      (22,847)     (4,616)     (1,731)      (4,267)       (106)     (7,346)
      (12,604)     (4,270)     (3,402)      (4,539)     (1,770)    (12,720)
     --------     -------     -------      -------     -------    --------
     $ 63,887     $55,605     $13,577      $29,553     $16,954    $ 87,591
     ========     =======     =======      =======     =======    ========
       10,119       5,137       1,826        4,861       1,720      12,145
     --------     -------     -------      -------     -------    --------
     $   6.31     $ 10.82     $  7.43      $  6.08     $  9.86    $   7.21
     ========     =======     =======      =======     =======    ========

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                                MONY Custom Estate Master
                                                   --------------------------------------------------
                                                              Enterprise Accumulation Trust
                                                   --------------------------------------------------

                                                      Growth and Small Company   Equity     Capital
                                                      Income        Growth       Income   Appreciation
                                                    Subaccount    Subaccount   Subaccount  Subaccount
                                                   ------------- ------------- ---------- ------------
                     ASSETS
Shares held in respective Funds...................      5,406         3,829       3,063       4,842
                                                      =======       =======     =======     =======
Investments at cost...............................    $29,588       $29,884     $15,858     $29,887
                                                      =======       =======     =======     =======
Investments in respective Funds, at net asset
  value...........................................    $24,676       $25,803     $14,812     $27,575
Amount due from MONY..............................         11             0           0           0
                                                      -------       -------     -------     -------
       Total assets...............................     24,687        25,803      14,812      27,575
                                                      -------       -------     -------     -------
                   LIABILITIES
Amount due to respective Funds....................         11             0           0           0
Amount due to MONY America........................         25            27          15          25
                                                      -------       -------     -------     -------
       Total liabilities..........................         36            27          15          25
                                                      -------       -------     -------     -------
Net assets........................................    $24,651       $25,776     $14,797     $27,550
                                                      =======       =======     =======     =======
Net assets consist of:
  Contractholders' net payments...................    $31,999       $29,355     $15,621     $32,362
  Undistributed net investment income (loss)......        127           792          50         510
  Accumulated net realized gain (loss) on
   investments....................................     (2,563)         (290)        172      (3,010)
  Net unrealized appreciation (depreciation) of
   investments....................................     (4,912)       (4,081)     (1,046)     (2,312)
                                                      -------       -------     -------     -------
Net assets........................................    $24,651       $25,776     $14,797     $27,550
                                                      =======       =======     =======     =======
Number of units outstanding*......................      3,372         3,099       1,586       3,777
                                                      -------       -------     -------     -------
Net asset value per unit outstanding*.............    $  7.31       $  8.32     $  9.33     $  7.29
                                                      =======       =======     =======     =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                           MONY Custom Estate Master
   -------------------------------------------------------------------------
          Enterprise Accumulation Trust
   ------------------------------------------
                                                             Dreyfus Socially
    MultiCap               MidCap     Total    Dreyfus Stock   Responsible
     Growth    Balanced    Growth     Return       Index          Growth
   Subaccount Subaccount Subaccount Subaccount  Subaccount      Subaccount
   ---------- ---------- ---------- ---------- ------------- ----------------
       7,079       73         268         8         3,662            645
    ========    =====      ======     =====      ========        =======
    $ 62,308    $ 344      $1,927     $  80      $109,338        $17,827
    ========    =====      ======     =====      ========        =======
    $ 47,483    $ 327      $1,657     $  79      $ 92,715        $14,278
           0        0           0         0             1              9
    --------    -----      ------     -----      --------        -------
      47,483      327       1,657        79        92,716         14,287
    --------    -----      ------     -----      --------        -------
           0        0           0         0             1              9
          50        0           1         0            94             14
    --------    -----      ------     -----      --------        -------
          50        0           1         0            95             23
    --------    -----      ------     -----      --------        -------
    $ 47,433    $ 327      $1,656     $  79      $ 92,621        $14,264
    ========    =====      ======     =====      ========        =======
    $ 69,686    $ 336      $1,931     $  80      $115,563        $20,137
        (261)       6          (1)        0         1,550             (3)
      (7,167)       2          (4)        0        (7,869)        (2,321)
     (14,825)     (17)       (270)       (1)      (16,623)        (3,549)
    --------    -----      ------     -----      --------        -------
    $ 47,433    $ 327      $1,656     $  79      $ 92,621        $14,264
    ========    =====      ======     =====      ========        =======
      10,357       34         195         8        13,107          2,564
    --------    -----      ------     -----      --------        -------
    $   4.58    $9.70      $ 8.49     $9.88      $   7.07        $  5.56
    ========    =====      ======     =====      ========        =======

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)

                                                                MONY Custom Estate Master
                                                           -----------------------------------------

                                                           Fidelity Variable Insurance Products Funds
                                                           -----------------------------------------
                                                                                         VIP III
                                                              VIP          VIP II        Growth
                                                             Growth      Contrafund   Opportunities
                                                           Subaccount    Subaccount    Subaccount
                                                           ----------    ----------   -------------
                          ASSETS
Shares held in respective Funds...........................     2,579        2,212          1,375
                                                            ========      =======        =======
Investments at cost.......................................  $ 86,872      $46,271        $21,280
                                                            ========      =======        =======
Investments in respective Funds, at net asset value.......  $ 69,694      $43,722        $17,886
Amount due from MONY America..............................         7            0              0
                                                            --------      -------        -------
       Total assets.......................................    69,701       43,722         17,886
                                                            --------      -------        -------
                       LIABILITIES
Amount due to respective Funds............................         7            0              0
Amount due to MONY America................................        74           43             18
                                                            --------      -------        -------
       Total liabilities..................................        81           43             18
                                                            --------      -------        -------
Net assets................................................  $ 69,620      $43,679        $17,868
                                                            ========      =======        =======
Net assets consist of:
 Contractholders' net payments............................  $ 95,000      $47,402        $21,929
 Undistributed net investment income (loss)...............     1,563          912            196
 Accumulated net realized gain (loss) on investments......    (9,765)      (2,086)          (863)
 Net unrealized appreciation (depreciation) of investments   (17,178)      (2,549)        (3,394)
                                                            --------      -------        -------
Net assets................................................  $ 69,620      $43,679        $17,868
                                                            ========      =======        =======
Number of units outstanding*..............................    11,374        5,385          2,798
                                                            --------      -------        -------
Net asset value per unit outstanding*.....................  $   6.12      $  8.11        $  6.39
                                                            ========      =======        =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                              MONY Custom Estate Master
------------------------------------------------------------------------------------
                                              Lord Abbett PIMCO Variable
             Janus Aspen Series               Series Fund Insurance Trust
--------------------------------------------  ----------- ---------------

Aggressive              Capital    Worldwide   Growth &        Real
  Growth    Balanced  Appreciation   Growth     Income        Return
Subaccount Subaccount  Subaccount  Subaccount Subaccount    Subaccount       Total
---------- ---------- ------------ ---------- ----------- --------------- ----------
    2,422     2,258       2,698        3,095         3             4
 ========   =======     =======     ========     =====        ======
 $ 46,525   $51,578     $57,495     $ 88,048     $  73        $   45      $1,493,530
 ========   =======     =======     ========     =====        ======      ==========
 $ 43,042   $48,840     $51,915     $ 76,586     $  71        $   46      $1,360,225
       10         0           3           12         0             0              94
 --------   -------     -------     --------     -----        ------      ----------
   43,052    48,840      51,918       76,598        71            46       1,360,319
 --------   -------     -------     --------     -----        ------      ----------
       10         0           3           12         0             0              84
       44        46          51           77         0             0           1,170
 --------   -------     -------     --------     -----        ------      ----------
       54        46          54           89         0             0           1,423
 --------   -------     -------     --------     -----        ------      ----------
 $ 42,998   $48,794     $51,864     $ 76,509     $  71        $   46      $1,358,896
 ========   =======     =======     ========     =====        ======      ==========
 $ 69,539   $51,563     $66,143     $101,628     $  73        $   45      $1,567,658
      743     1,414         661        1,145         0             0          50,550
  (23,801)   (1,445)     (9,360)     (14,802)        0             0        (126,007)
   (3,483)   (2,738)     (5,580)     (11,462)       (2)            1        (133,305)
 --------   -------     -------     --------     -----        ------      ----------
 $ 42,998   $48,794     $51,864     $ 76,509     $  71        $   46      $1,358,896
 ========   =======     =======     ========     =====        ======      ==========
   14,487     5,278       9,654       13,167         7             5
 --------   -------     -------     --------     -----        ------
 $   2.97   $  9.24     $  5.37     $   5.81     $9.68        $10.05
 ========   =======     =======     ========     =====        ======

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

              For the six months ended June 30, 2002 (unaudited)

                                                                           MONY Custom Estate Master
                                                     ---------------------------------------------------------------------
                                                                                                          Enterprise
                                                                MONY Series Fund, Inc.                Accumulation Trust
                                                     --------------------------------------------  -----------------------
                                                     Intermediate Long Term  Government   Money               Small Company
                                                      Term Bond      Bond    Securities   Market     Equity       Value
                                                      Subaccount  Subaccount Subaccount Subaccount Subaccount  Subaccount
                                                     ------------ ---------- ---------- ---------- ---------- -------------
Dividend income.....................................     $ 38       $ 824       $222      $3,313    $      0     $     0
Distribution from net realized gains................        0           0          0           0           0           0
Mortality and expense risk charges..................       (2)        (30)       (12)       (751)       (112)        (96)
                                                         ----       -----       ----      ------    --------     -------
Net investment income (loss)........................       36         794        210       2,562        (112)        (96)
                                                         ----       -----       ----      ------    --------     -------
Realized and unrealized gain (loss) on
  investments:
 Net realized gain (loss) on investments............        2          19         11           0     (16,702)     (1,547)
 Net change in unrealized appreciation
   (depreciation) of investments....................      (10)       (360)       (41)          0      (2,054)      2,989
                                                         ----       -----       ----      ------    --------     -------
Net realized and unrealized gain (loss) on
  investments.......................................       (8)       (341)       (30)          0     (18,756)      1,442
                                                         ----       -----       ----      ------    --------     -------
Net increase (decrease) in net assets resulting from
  operations........................................     $ 28       $ 453       $180      $2,562    $(18,868)    $ 1,346
                                                         ====       =====       ====      ======    ========     =======

----------
** Commencement of operations

                      See notes to financial statements.

                                   MONY Custom Estate Master
----------------------------------------------------------------------------------------------
                                 Enterprise Accumulation Trust
----------------------------------------------------------------------------------------------
           International High Yield            Growth and Small Company   Equity     Capital
 Managed      Growth        Bond      Growth     Income      Growth       Income   Appreciation
Subaccount  Subaccount   Subaccount Subaccount Subaccount  Subaccount   Subaccount  Subaccount
---------- ------------- ---------- ---------- ---------- ------------- ---------- ------------
 $     0      $     0     $   693    $      0   $     0      $     0      $   0      $     0
       0            0           0           0         0            0          0            0
     (29)         (52)        (28)       (136)      (43)         (50)       (27)         (46)
 -------      -------     -------    --------   -------      -------      -----      -------
     (29)         (52)        665        (136)      (43)         (50)       (27)         (46)
 -------      -------     -------    --------   -------      -------      -----      -------

    (840)      (2,960)        (54)     (4,500)   (1,950)        (117)       (23)      (1,670)

  (1,953)       3,011      (1,162)     (9,527)   (2,569)      (4,251)      (548)       1,570
 -------      -------     -------    --------   -------      -------      -----      -------

  (2,793)          51      (1,216)    (14,027)   (4,519)      (4,368)      (571)        (100)
 -------      -------     -------    --------   -------      -------      -----      -------

 $(2,822)     $    (1)    $  (551)   $(14,163)  $(4,562)     $(4,418)     $(598)     $  (146)
 =======      =======     =======    ========   =======      =======      =====      =======

                                     MONY

                              Variable Account L

                STATEMENT OF OPERATIONS (unaudited) (continued)

                                                                      MONY Custom Estate Master
                                      -----------------------------------------------------------------------------------------
                                                    Enterprise Accumulation Trust
                                      --------------------------------------------------------
                                                                                                   Dreyfus         Dreyfus
                                        Multi-Cap                    Mid-Cap                        Stock          Socially
                                         Growth       Balanced       Growth      Total Return       Index     Responsible Growth
                                       Subaccount    Subaccount    Subaccount     Subaccount     Subaccount       Subaccount
                                      ------------- ------------- ------------- --------------- ------------- ------------------
                                                                                For the period
                                       For the six   For the six   For the six  June 17, 2002**  For the six     For the six
                                      months ended  months ended  months ended      through     months ended     months ended
                                      June 30, 2002 June 30, 2002 June 30, 2002  June 30, 2002  June 30, 2002   June 30, 2002
                                      ------------- ------------- ------------- --------------- ------------- ------------------
Dividend income......................   $      0        $  0          $   0           $ 0         $    284         $     1
Distribution from net realized
  gains..............................          0           0              0             0                0               0
Mortality and expense risk charges...        (91)          0             (1)            0             (159)            (25)
                                        --------        ----          -----           ---         --------         -------
Net investment income (loss).........        (91)          0             (1)            0              125             (24)
                                        --------        ----          -----           ---         --------         -------
Realized and unrealized gain (loss)
  on investments:
 Net realized gain (loss) on
   investments.......................     (2,968)          1             (4)            0           (5,620)           (745)
 Net change in unrealized
   depreciation of investments.......     (8,948)        (29)          (270)           (1)          (9,154)         (2,091)
                                        --------        ----          -----           ---         --------         -------
Net realized and unrealized gain
  (loss) on investments..............    (11,916)        (28)          (274)           (1)         (14,774)         (2,836)
                                        --------        ----          -----           ---         --------         -------
Net increase (decrease) in net assets
  resulting from operations..........   $(12,007)       $(28)         $(275)          $(1)        $(14,649)        $(2,860)
                                        ========        ====          =====           ===         ========         =======

----------
** Commencement of operations

                      See notes to financial statements.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

              For the six months ended June 30, 2002 (unaudited)

                                                                             MONY Custom Estate Master
                                                                     -----------------------------------------
                                                                     Fidelity Variable Insurance Products Funds
                                                                     -----------------------------------------
                                                                        VIP       VIP II         VIP III
                                                                       Growth   Contrafund Growth Opportunities
                                                                     Subaccount Subaccount      Subaccount
                                                                     ---------- ---------- --------------------
Dividend income.....................................................  $     86    $ 335          $   148
Distribution from net realized gains................................         0        0                0
Mortality and expense risk charges..................................      (129)     (80)             (32)
                                                                      --------    -----          -------
Net investment income (loss)........................................       (43)     255              116
                                                                      --------    -----          -------
Realized and unrealized loss on investments:
 Net realized loss on investments...................................    (6,254)    (996)            (100)
 Net change in unrealized appreciation (depreciation) of investments   (10,629)     379           (2,701)
                                                                      --------    -----          -------
Net realized and unrealized loss on investments.....................   (16,883)    (617)          (2,801)
                                                                      --------    -----          -------
Net decrease in net assets resulting from operations................  $(16,926)   $(362)         $(2,685)
                                                                      ========    =====          =======

----------
** Commencement of operations

                      See notes to financial statements.

                           MONY Custom Estate Master
                 --------------------------------------------
                              Janus Aspen Series
                 --------------------------------------------
                 Aggressive              Capital    Worldwide
                   Growth    Balanced  Appreciation   Growth
                 Subaccount Subaccount  Subaccount  Subaccount
                 ---------- ---------- ------------ ----------
                  $      0   $   559     $   188     $    309
                         0         0           0            0
                       (70)      (73)        (84)        (132)
                  --------   -------     -------     --------
                       (70)      486         104          177
                  --------   -------     -------     --------
                   (13,993)     (966)     (6,338)      (8,496)
                     5,228    (1,397)      2,352       (3,093)
                  --------   -------     -------     --------
                    (8,765)   (2,363)     (3,986)     (11,589)
                  --------   -------     -------     --------
                  $ (8,835)  $(1,877)    $(3,882)    $(11,412)
                  ========   =======     =======     ========

                                     MONY

                              Variable Account L

                STATEMENT OF OPERATIONS (unaudited)(continued)

                                                                            MONY Custom Estate Master
                                                                        ----------------------------------
                                                                        Lord Abbett Series PIMCO Variable
                                                                               Fund        Insurance Trust
                                                                        ------------------ ---------------
                                                                             Growth &           Real
                                                                              Income           Return
                                                                            Subaccount       Subaccount
                                                                        ------------------ ---------------
                                                                          For the period   For the period
                                                                         June 17, 2002**   June 17, 2002**
                                                                             through           through
                                                                          June 30, 2002     June 30, 2002    Total
                                                                        ------------------ --------------- ---------
Dividend income........................................................        $ 0               $0        $   7,000
Distribution from net realized gains...................................          0                0                0
Mortality and expense risk charges.....................................          0                0           (2,290)
                                                                               ---               --        ---------
Net investment income..................................................          0                0            4,710
                                                                               ---               --        ---------
Realized and unrealized loss on investments:
  Net realized loss on investments.....................................          0                0          (76,810)
  Net change in unrealized appreciation (depreciation) of investments..         (2)               1          (45,260)
                                                                               ---               --        ---------
Net realized and unrealized gain (loss) on investments.................         (2)               1         (122,070)
                                                                               ---               --        ---------
Net increase (decrease) in net assets resulting from operations........        $(2)              $1         (117,360)
                                                                               ===               ==        =========

----------
** Commencement of operations

                      See notes to financial statements.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS


                                                                             MONY Custom Estate Master
                                                              -------------------------------------------------------
                                                                               MONY Series Fund, Inc.
                                                              -------------------------------------------------------
                                                                       Intermediate                  Long Term
                                                                        Term Bond                      Bond
                                                                        Subaccount                  Subaccount
                                                              -----------------------------  ------------------------
                                                              For the six   For the period   For the six  For the year
                                                              months ended  April 2, 2001**  months ended    ended
                                                                June 30,        through        June 30,   December 31,
                                                                  2002     December 31, 2001     2002         2001
                                                              ------------ ----------------- ------------ ------------
                                                              (unaudited)                    (unaudited)
From operations:
  Net investment income (loss)...............................     $ 36          $   (1)        $   794      $   494
  Net realized gain on investments ..........................        2               3              19           37
 Net change in unrealized appreciation (depreciation) of
   investments...............................................      (10)             13            (360)          60
                                                                  ----          ------         -------      -------
Net increase in net assets resulting from operations.........       28              15             453          591
                                                                  ----          ------         -------      -------
From unit transactions:
 Net proceeds from the issuance of units.....................        0           1,045           6,353        2,505
 Net asset value of units redeemed or used to meet contract
   obligations...............................................      (73)            (85)           (562)        (593)
                                                                  ----          ------         -------      -------
Net increase (decrease) from unit transactions...............      (73)            960           5,791        1,912
                                                                  ----          ------         -------      -------
Net increase (decrease) in net assets........................      (45)            975           6,244        2,503
Net assets beginning of period ..............................      975               0          11,382        8,879
                                                                  ----          ------         -------      -------
Net assets end of period*....................................     $930          $  975         $17,626      $11,382
                                                                  ====          ======         =======      =======
Unit transactions:
Units outstanding beginning of period........................       93               0           1,011          835
Units issued during the period...............................        0             101             553          230
Units redeemed during the period.............................       (7)             (8)            (37)         (54)
                                                                  ----          ------         -------      -------
Units outstanding end of period..............................       86              93           1,527        1,011
                                                                  ====          ======         =======      =======
 *  Includes undistributed net investment income (loss) of:       $ 35          $   (1)        $ 1,282      $   488
                                                                  ====          ======         =======      =======

----------
**  Commencementof operations

                      See notes to financial statements.

                                         MONY Custom Estate Master
-----------------------------------------------------------------------------------------------------------
                 MONY Series Fund, Inc.                             Enterprise Accumulation Trust
-------------------------------------------------------  --------------------------------------------------
          Government                     Money                                           Small Company
          Securities                    Market                    Equity                     Value
          Subaccount                  Subaccount                Subaccount                Subaccount
-----------------------------  ------------------------  ------------------------  ------------------------
For the six   For the period   For the six  For the year For the six  For the year For the six  For the year
months ended March 14, 2001**  months ended    ended     months ended    ended     months ended    ended
  June 30,        through        June 30,   December 31,   June 30,   December 31,   June 30,   December 31,
    2002     December 31, 2001     2002         2001         2002         2001         2002         2001
------------ ----------------- ------------ ------------ ------------ ------------ ------------ ------------
(unaudited)                    (unaudited)               (unaudited)               (unaudited)
   $  210         $    5         $  2,562     $  5,827     $   (112)    $ 8,648      $   (96)     $ 9,514
       11              3                0            0      (16,702)     (3,785)      (1,547)        (804)

      (41)            94                0            0       (2,054)     (9,555)       2,989       (7,126)
   ------         ------         --------     --------     --------     -------      -------      -------
      180            102            2,562        5,827      (18,868)     (4,692)       1,346        1,584
   ------         ------         --------     --------     --------     -------      -------      -------
    4,028          5,006          103,126      356,079       33,028      56,343       12,237       31,688
     (533)          (589)         (24,381)     (67,279)      (4,953)     (6,293)      (2,600)      (4,129)
   ------         ------         --------     --------     --------     -------      -------      -------
    3,495          4,417           78,745      288,800       28,075      50,050        9,637       27,559
   ------         ------         --------     --------     --------     -------      -------      -------
    3,675          4,519           81,307      294,627        9,207      45,358       10,983       29,143
    4,519              0          383,069       88,442       54,680       9,322       44,622       15,479
   ------         ------         --------     --------     --------     -------      -------      -------
   $8,194         $4,519         $464,376     $383,069     $ 63,887     $54,680      $55,605      $44,622
   ======         ======         ========     ========     ========     =======      =======      =======
      434              0           35,225        8,412        6,197         928        4,236        1,541
      381            492            9,447       33,096        5,234       6,560        1,131        3,125
      (47)           (58)          (2,219)      (6,283)      (1,312)       (762)        (230)        (430)
   ------         ------         --------     --------     --------     -------      -------      -------
      768            434           42,453       35,225       10,119       6,726        5,137        4,236
   ======         ======         ========     ========     ========     =======      =======      =======
   $  215         $    5         $ 11,163     $  8,601     $ 10,753     $10,865      $11,454      $11,550
   ======         ======         ========     ========     ========     =======      =======      =======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                     MONY Custom Estate Master
                                                        --------------------------------------------------
                                                                   Enterprise Accumulation Trust
                                                        --------------------------------------------------
                                                                                        International
                                                                 Managed                   Growth
                                                               Subaccount                Subaccount
                                                        ------------------------  ------------------------
                                                        For the six  For the year For the six  For the year
                                                        months ended    ended     months ended    ended
                                                          June 30,   December 31,   June 30,   December 31,
                                                            2002         2001         2002         2001
                                                        ------------ ------------ ------------ ------------
                                                        (unaudited)               (unaudited)
From operations:
  Net investment income (loss).........................   $   (29)     $ 1,030      $   (52)     $ 2,336
  Net realized loss on investments.....................      (840)        (835)      (2,960)      (1,178)
  Net change in unrealized appreciation (depreciation)
   of investments......................................    (1,953)        (846)       3,011       (6,782)
                                                          -------      -------      -------      -------
Net decrease in net assets resulting from operations...    (2,822)        (651)          (1)      (5,624)
                                                          -------      -------      -------      -------
From unit transactions:
  Net proceeds from the issuance of units..............     2,655       17,719        5,704       17,902
  Net asset value of units redeemed or used to meet
   contract obligations................................      (610)      (5,076)        (681)      (1,581)
                                                          -------      -------      -------      -------
Net increase from unit transactions....................     2,045       12,643        5,023       16,321
                                                          -------      -------      -------      -------
Net increase (decrease) in net assets..................      (777)      11,992        5,022       10,697
Net assets beginning of period.........................    14,354        2,362       24,531       13,834
                                                          -------      -------      -------      -------
Net assets end of period*..............................   $13,577      $14,354      $29,553      $24,531
                                                          =======      =======      =======      =======
Unit transactions:
Units outstanding beginning of period..................     1,617          236        4,047        1,641
Units issued during the period.........................       307        1,912          926        2,656
Units redeemed during the period.......................       (98)        (531)        (112)        (250)
                                                          -------      -------      -------      -------
Units outstanding end of period........................     1,826        1,617        4,861        4,047
                                                          =======      =======      =======      =======
*  Includesundistributed net investment income of:        $ 1,678      $ 1,707      $ 2,803      $ 2,855
                                                          =======      =======      =======      =======

----------
**  Commencement of operations

                      See notes to financial statements.

                                       MONY Custom Estate Master
------------------------------------------------------------------------------------------------------
                                     Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------------
                                                           Growth and               Small Company
     High Yield Bond               Growth                    Income                    Growth
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the six  For the year For the six  For the year For the six  For the year For the six  For the year
months ended    ended     months ended    ended     months ended    ended     months ended    ended
  June 30,   December 31,   June 30,   December 31,   June 30,   December 31,   June 30,   December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
(unaudited)               (unaudited)               (unaudited)               (unaudited)
  $   665      $   820      $   (136)    $     68     $   (43)     $   164      $   (50)     $   808
      (54)         (47)       (4,500)      (2,634)     (1,950)        (617)        (117)        (201)
   (1,162)        (290)       (9,527)      (2,248)     (2,569)      (2,117)      (4,251)         299
  -------      -------      --------     --------     -------      -------      -------      -------
     (551)         483       (14,163)      (4,814)     (4,562)      (2,570)      (4,418)         906
  -------      -------      --------     --------     -------      -------      -------      -------
    7,876        1,541        46,226       45,363       7,093       26,778        2,502       19,290

     (531)        (520)       (4,332)     (11,723)     (9,039)      (4,593)      (1,044)      (2,384)
  -------      -------      --------     --------     -------      -------      -------      -------
    7,345        1,021        41,894       33,640      (1,946)      22,185        1,458       16,906
  -------      -------      --------     --------     -------      -------      -------      -------
    6,794        1,504        27,731       28,826      (6,508)      19,615       (2,960)      17,812
   10,160        8,656        59,860       31,034      31,159       11,544       28,736       10,924
  -------      -------      --------     --------     -------      -------      -------      -------
  $16,954      $10,160      $ 87,591     $ 59,860     $24,651      $31,159      $25,776      $28,736
  =======      =======      ========     ========     =======      =======      =======      =======
    1,004          903         7,125        3,218       3,587        1,167        2,949        1,074
      770          153         5,721        5,303         970        2,935          288        2,140
      (54)         (52)         (701)      (1,396)     (1,185)        (515)        (138)        (265)
  -------      -------      --------     --------     -------      -------      -------      -------
    1,720        1,004        12,145        7,125       3,372        3,587        3,099        2,949
  =======      =======      ========     ========     =======      =======      =======      =======
  $ 1,637      $   972      $    126     $    262     $   127      $   170      $   792      $   842
  =======      =======      ========     ========     =======      =======      =======      =======

                                     MONY

                              Variable Account L


                STATEMENT OF CHANGES IN NET ASSETS (continued)




                                                                                         MONY Custom Estate Master
                                                                            --------------------------------------------------
                                                                                       Enterprise Accumulation Trust
                                                                            --------------------------------------------------
                                                                                     Equity                    Capital
                                                                                     Income                 Appreciation
                                                                                   Subaccount                Subaccount
                                                                            ------------------------  ------------------------
                                                                            For the six  For the year For the six  For the year
                                                                            months ended    ended     months ended    ended
                                                                              June 30,   December 31,   June 30,   December 31,
                                                                                2002         2001         2002         2001
                                                                            ------------ ------------ ------------ ------------
                                                                            (unaudited)               (unaudited)
From operations:
  Net investment income (loss).............................................   $   (27)     $    56      $   (46)     $    82
  Net realized gain (loss) on investments..................................       (23)         171       (1,670)      (1,204)
  Net change in unrealized appreciation (depreciation) of investments......      (548)      (1,073)       1,570       (2,724)
                                                                              -------      -------      -------      -------
Net decrease in net assets resulting from operations.......................      (598)        (846)        (146)      (3,846)
                                                                              -------      -------      -------      -------
From unit transactions:
  Net proceeds from the issuance of units..................................     3,310        8,126        4,467       21,985
  Net asset value of units redeemed or used to meet contract obligations...      (364)      (9,172)      (3,960)      (3,056)
                                                                              -------      -------      -------      -------
Net increase (decrease) from unit transactions.............................     2,946       (1,046)         507       18,929
                                                                              -------      -------      -------      -------
Net increase (decrease) in net assets......................................     2,348       (1,892)         361       15,083
Net assets beginning of period.............................................    12,449       14,341       27,189       12,106
                                                                              -------      -------      -------      -------
Net assets end of period*..................................................   $14,797      $12,449      $27,550      $27,189
                                                                              =======      =======      =======      =======
Unit transactions:
Units outstanding beginning of period......................................     1,282        1,313        3,721        1,335
Units issued during the period.............................................       343          839          599        2,811
Units redeemed during the period...........................................       (39)        (870)        (543)        (425)
                                                                              -------      -------      -------      -------
Units outstanding end of period............................................     1,586        1,282        3,777        3,721
                                                                              =======      =======      =======      =======
*  Includes undistributed net investment income (loss) of:                    $    50      $    77      $   510      $   556
                                                                              =======      =======      =======      =======

----------
** Commencement of operations

                      See notes to financial statements.

                                        MONY Custom Estate Master
--------------------------------------------------------------------------------------------------------
                                      Enterprise Accumulation Trust
--------------------------------------------------------------------------------------------------------
        Multi-Cap                                                    Mid-Cap
         Growth                      Balanced                         Growth               Total Return
       Subaccount                   Subaccount                      Subaccount              Subaccount
------------------------  -----------------------------  -------------------------------  ---------------
For the six  For the year For the six   For the period   For the six    For the period    For the period
months ended    ended     months ended  April 2, 2001**  months ended November 21, 2001** June 17, 2002**
  June 30,   December 31,   June 30,        through        June 30,         through           through
    2002         2001         2002     December 31, 2001     2002      December 31, 2001   June 30, 2002
------------ ------------ ------------ ----------------- ------------ ------------------- ---------------
(unaudited)               (unaudited)                    (unaudited)                        (unaudited)
  $    (91)    $  (146)       $  0           $  6           $   (1)          $  0               $ 0
    (2,968)     (3,729)          1              1               (4)             0                 0
    (8,948)     (1,686)        (29)            12             (270)             0                (1)
  --------     -------        ----           ----           ------           ----               ---
   (12,007)     (5,561)        (28)            19             (275)             0                (1)
  --------     -------        ----           ----           ------           ----               ---
     8,370      44,917           0            434            1,986             28                80

    (1,925)     (6,053)        (36)           (62)             (69)           (14)                0
  --------     -------        ----           ----           ------           ----               ---
     6,445      38,864         (36)           372            1,917             14                80
  --------     -------        ----           ----           ------           ----               ---
    (5,562)     33,303         (64)           391            1,642             14                79
    52,995      19,692         391              0               14              0                 0
  --------     -------        ----           ----           ------           ----               ---
  $ 47,433     $52,995        $327           $391           $1,656           $ 14               $79
  ========     =======        ====           ====           ======           ====               ===
     9,181       2,823          37              0                1              0                 0
     1,648       7,402           0             43              202              2                 8
      (472)     (1,044)         (3)            (6)              (8)            (1)                0
  --------     -------        ----           ----           ------           ----               ---
    10,357       9,181          34             37              195              1                 8
  ========     =======        ====           ====           ======           ====               ===
  $   (261)    $  (170)       $  6           $  6           $   (1)          $  0               $ 0
  ========     =======        ====           ====           ======           ====               ===

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                         MONY Custom Estate Master
                                                            --------------------------------------------------

                                                                  Dreyfus Stock           Dreyfus Socially
                                                                      Index              Responsible Growth
                                                                   Subaccount                Subaccount
                                                            ------------------------  ------------------------
                                                            For the six  For the year For the six  For the year
                                                            months ended    ended     months ended    ended
                                                              June 30,   December 31,   June 30,   December 31,
                                                                2002         2001         2002         2001
                                                            ------------ ------------ ------------ ------------
                                                            (unaudited)               (unaudited)
From operations:
 Net investment income (loss)..............................   $    125     $   936      $   (24)     $   (24)
 Net realized loss on investments..........................     (5,620)     (2,187)        (745)      (1,078)
 Net change in unrealized depreciation of investments......     (9,154)     (4,494)      (2,091)        (998)
                                                              --------     -------      -------      -------
Net decrease in net assets resulting from operations.......    (14,649)     (5,745)      (2,860)      (2,100)
                                                              --------     -------      -------      -------
From unit transactions:
 Net proceeds from the issuance of units...................     27,997      69,752        3,675       12,202
 Net asset value of units redeemed or used to meet contract
   obligations.............................................     (4,228)     (7,098)      (1,278)      (1,622)
                                                              --------     -------      -------      -------
Net increase from unit transactions........................     23,769      62,654        2,397       10,580
                                                              --------     -------      -------      -------
Net increase (decrease) in net assets......................      9,120      56,909         (463)       8,480
Net assets beginning of period.............................     83,501      26,592       14,727        6,247
                                                              --------     -------      -------      -------
Net assets end of period ..................................   $ 92,621     $83,501      $14,264      $14,727
                                                              ========     =======      =======      =======
Unit transactions:
Units outstanding beginning of period......................     10,189       2,839        2,190          717
Units issued during the period.............................      3,609       8,193          604        1,698
Units redeemed during the period...........................       (691)       (843)        (230)        (225)
                                                              --------     -------      -------      -------
Units outstanding end of period............................     13,107      10,189        2,564        2,190
                                                              ========     =======      =======      =======
 *  Includes undistributed net investment income of:          $  1,550     $   489      $    (3)     $    45
                                                              ========     =======      =======      =======

----------
** Commencement of operations

                      See notes to financial statements.

                                       MONY Custom Estate Master
------------------------------------------------------------------------------------------------------
                 Fidelity Variable Insurance Products Funds                      Janus Aspen Series
----------------------------------------------------------------------------  ------------------------
           VIP                     VIP II                    VIP III                 Aggressive
         Growth                  Contrafund           Growth Opportunities             Growth
       Subaccount                Subaccount                Subaccount                Subaccount
------------------------  ------------------------  ------------------------  ------------------------
For the six    For the    For the six    For the    For the six    For the    For the six    For the
months ended  year ended  months ended  year ended  months ended  year ended  months ended  year ended
  June 30,   December 31,   June 30,   December 31,   June 30,   December 31,   June 30,   December 31,
    2002         2001         2002         2001         2002         2001         2002         2001
------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
(unaudited)               (unaudited)               (unaudited)               (unaudited)

  $    (43)    $ 1,459      $   255      $    672     $   116      $   (22)    $     (70)    $    (96)
    (6,254)     (3,339)        (996)         (855)       (100)        (730)      (13,993)      (9,172)
   (10,629)     (5,686)         379        (2,521)     (2,701)        (392)        5,228       (3,445)
  --------     -------      -------      --------     -------      -------     ---------     --------
   (16,926)     (7,566)        (362)       (2,704)     (2,685)      (1,144)       (8,835)     (12,713)
  --------     -------      -------      --------     -------      -------     ---------     --------
    22,948      77,497        3,988        34,282       3,173       16,439       165,917       40,375

    (6,208)     (8,000)      (1,999)       (3,472)       (765)      (1,440)     (148,874)      (5,189)
  --------     -------      -------      --------     -------      -------     ---------     --------
    16,740      69,497        1,989        30,810       2,408       14,999        17,043       35,186
  --------     -------      -------      --------     -------      -------     ---------     --------
      (186)     61,931        1,627        28,106        (277)      13,855         8,208       22,473
    69,806       7,875       42,052       (13,946)     18,145        4,290        34,790       12,317
  --------     -------      -------      --------     -------      -------     ---------     --------
  $ 69,620     $69,806      $43,679      $ 42,052     $17,868      $18,145     $  42,998     $ 34,790
  ========     =======      =======      ========     =======      =======     =========     ========
     9,189         850        5,132         1,486       2,459          496         9,449        2,017
     3,309       9,350          624         4,057         458        2,154        55,514        8,696
    (1,124)     (1,011)        (371)         (411)       (119)        (191)      (50,476)      (1,264)
  --------     -------      -------      --------     -------      -------     ---------     --------
    11,374       9,189        5,385         5,132       2,798        2,459        14,487        9,449
  ========     =======      =======      ========     =======      =======     =========     ========
     1,563     $   147      $   912      $    (15)    $   196      $   102     $     743     $    909
  ========     =======      =======      ========     =======      =======     =========     ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                           MONY Custom Estate Master
                                              --------------------------------------------------

                                                              Janus Aspen Series
                                              --------------------------------------------------
                                                                                 Capital
                                                      Balanced                Appreciation
                                                     Subaccount                Subaccount
                                              ------------------------  ------------------------
                                              For the six  For the year For the six  For the year
                                              months ended    ended     months ended    ended
                                                June 30,   December 31,   June 30,   December 31,
                                                  2002         2001         2002         2001
                                              ------------ ------------ ------------ ------------
                                              (unaudited)               (unaudited)
From operations:
  Net investment.............................   $   486      $   713      $   104      $   454
  Net realized loss on investments...........      (966)        (456)      (6,338)      (2,907)
  Net change in unrealized depreciation of
   investments...............................    (1,397)      (1,161)       2,352       (5,696)
                                                -------      -------      -------      -------
Net decrease in net assets resulting from
  operations.................................    (1,877)        (904)      (3,882)      (8,149)
                                                -------      -------      -------      -------
From unit transactions:
  Net proceeds from the issuance of units....    17,454       34,764       15,058       45,861
  Net asset value of units redeemed or used
   to meet contract obligations..............    (1,896)      (4,874)      (3,376)      (5,894)
                                                -------      -------      -------      -------
Net increase from unit transactions..........    15,558       29,890       11,682       39,967
                                                -------      -------      -------      -------
Net increase in net assets...................    13,681       28,986        7,800       31,818
Net assets beginning of period...............    35,113        6,127       44,064       12,246
                                                -------      -------      -------      -------
Net assets end of period* ...................   $48,794      $35,113      $51,864      $44,064
                                                =======      =======      =======      =======
Unit transactions:
Units outstanding beginning of period........     3,671          608        7,623        1,653
Units issued during the period...............     1,812        3,571        2,659        6,927
Units redeemed during the period.............      (205)        (508)        (628)        (957)
                                                -------      -------      -------      -------
Units outstanding end of period..............     5,278        3,671        9,654        7,623
                                                =======      =======      =======      =======
*  Includes undistributed net investment
            income of:                          $ 1,414      $   215      $   661      $   103
                                                =======      =======      =======      =======

----------
**  Commencement of operations

                      See notes to financial statements.

                 MONY Custom Estate Master
------------------------------------------------------------
                          Lord Abbett Series PIMCO Variable
   Janus Aspen Series            Fund        Insurance Trust
------------------------  ------------------ ---------------
        Worldwide              Growth &           Real
         Growth                 Income           Return
       Subaccount             Subaccount       Subaccount              Total
------------------------  ------------------ --------------- ------------------------
For the six  For the year   For the period   For the period  For the six  For the year
months ended    ended      June 17, 2002**   June 17, 2002** months ended    ended
  June 30,   December 31,      through           through       June 30,   December 31,
    2002         2001       June 30, 2002     June 30, 2002      2002         2001
------------ ------------ ------------------ --------------- ------------ ------------
(unaudited)                  (unaudited)       (unaudited)   (unaudited)
  $    177     $    131          $ 0               $ 0        $    4,710   $   33,934
    (8,496)      (4,931)           0                 0           (76,810)     (40,474)
    (3,093)      (5,308)          (2)                1           (45,260)     (63,670)
  --------     --------          ---               ---        ----------   ----------
   (11,412)     (10,108)          (2)                1          (117,360)     (70,210)
  --------     --------          ---               ---        ----------   ----------
    25,972       62,365           73                45           535,341    1,050,286

    (5,417)      (7,786)           0                 0          (229,734)    (168,577)
  --------     --------          ---               ---        ----------   ----------
    20,555       54,579           73                45           305,607      881,709
  --------     --------          ---               ---        ----------   ----------
     9,143       44,471           71                46           188,247      811,499
    67,366       22,895            0                 0         1,170,649      331,258
  --------     --------          ---               ---        ----------   ----------
  $ 76,509     $ 67,366          $71               $46        $1,358,896   $1,142,757
  ========     ========          ===               ===        ==========   ==========
    10,066        2,643            0                 0
     4,133        8,523            7                 5
    (1,032)      (1,100)           0                 0
  --------     --------          ---               ---
    13,167       10,066            7                 5
  ========     ========          ===               ===
  $  1,145     $    837          $ 0               $ 0        $   50,550   $   45,840
  ========     ========          ===               ===        ==========   ==========

                                     MONY

                              Variable Account L


                   NOTES TO FINANCIAL STATEMENTS (unaudited)


1.  Organization and Business

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master), MONY Variable Universal Life and MONY Survivorship Variable Universal Life. These policies are issued by MONY. For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Custom Estate Master) is presented here.

   There are thirty-five MONY Custom Estate Master Subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, Janus Aspen Series, Lord Abbett Series Fund, The Alger American Fund, PIMCO Variable Insurance Trust or The Universal Institutional Funds (collectively, the "Funds"). Twenty-nine subaccounts of MONY Custom Estate Master commenced operations during the period ended June 30, 2002. The Funds are registered under the 1940 Act as open end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   A full presentation of the related financial statements and footnotes of the Funds are contained on pages hereinafter and should be read in conjunction with these financial statements.

2.  Significant Accounting Policies

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment in shares of each of the respective Funds' portfolio is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolios, value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains are recorded on the ex-dividend date. Investment income includes dividends from net investment income and distribution of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                     MONY

                              Variable Account L


             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)




3.  Related Party Transactions

   MONY is the legal owner of the assets held by the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for such purposes for all of the MONY Custom Estate Master Subaccounts for the six months ended June 30, 2002 aggregated $ 85,298.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of the average daily net assets of each of the MONY Custom Estate Master subaccounts. As MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY, acts as investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the six months ended June 30, 2002, MONY received $221 in aggregate from certain Funds in connection with MONY Custom Estate Master subaccounts.

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)


4. Investment Transactions:

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the six months ended June 30, 2002 were as follows:

                                                Cost of Shares
                                                   Acquired
                                                  (Excludes     Proceeds from
 MONY Custom Estate Master Subaccounts          Reinvestments) Shares Redeemed
 -------------------------------------          -------------- ---------------
 MONY Series Fund, Inc.

 Intermediate Term Bond Portfolio..............    $      0       $     74
 Long Term Bond Portfolio......................       6,347            588
 Government Securities Portfolio...............       3,988            508
 Money Market Portfolio........................     100,927         24,190

 Enterprise Accumulation Trust
 Equity Portfolio..............................      62,211         34,257
 Small Company Value Portfolio.................      16,460          6,926
 Managed Portfolio.............................       6,212          4,199
 International Growth Portfolio................       9,317          4,350
 High Yield Bond Portfolio.....................       7,641            561
 Growth Portfolio..............................      76,541         34,793
 Growth and Income Portfolio...................       7,457          9,451
 Small Company Growth Portfolio................       2,785          1,382
 Equity Income Portfolio.......................       3,310            393
 Capital Appreciation Portfolio................       4,723          4,267
 Multi-Cap Growth Portfolio....................      11,025          4,680
 Balanced Portfolio............................           0             37
 Mid-Cap Growth Portfolio......................       1,981             66
 Total Return Bond Portfolio...................          80              0

 Dreyfus
 Dreyfus Stock Index Fund......................      42,958         19,361
 Dreyfus Socially Responsible Growth Fund, Inc.       4,338          1,969

 Fidelity Variable Insurance Products Funds
 VIP Growth Portfolio..........................      38,363         21,764
 VIP II Contrafund Portfolio...................       7,658          5,755
 VIP III Growth Opportunities Portfolio........       3,036            662

 Janus Aspen Series
 Aggressive Growth Portfolio...................     458,170        441,202
 Balanced Portfolio............................      32,454         17,533
 Capital Appreciation Portfolio................      30,113         18,711
 Worldwide Growth Portfolio....................      44,610         24,507

 Lord Abbet Series Fund
 Growth & Income Portfolio.....................         153             79

 PIMCO Variable Insurance Trust
 Real Return Portfolio.........................          46              0

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5.  Financial Highlights

   A summary of unit values and units outstanding for Variable Contracts and the expense ratios, excluding expenses of the underlying funds, for the period ended December 31, 2001, were as follows:

                                                              Net    Net    Expense as a
                                                       Unit  Assets Income  % of Average  Total
MONY Custom Estate Master Subaccounts          Units  Values (000s) Ratio    Net Assets   Return
-------------------------------------          ------ ------ ------ ------  ------------ ------
MONY Series Fund, Inc.

Intermediate Term Bond Subaccount.............     93 $10.52  $  1  (0.18)%     0.35%      0.00%
Long Term Bond Subaccount.....................  1,011  11.26    11   4.89%      0.35%      5.92%
Government Securities Subaccount..............    434  10.41     5   0.19%      0.35%      0.00%
Money Market Subaccount....................... 35,225  10.88   383   2.86%      0.35%      3.44%

Enterprise Accumulation Trust

Equity Portfolio..............................  6,726   8.13    55  21.69%      0.35%    (19.10)%
Small Company Value Portfolio.................  4,236  10.54    45  30.29%      0.35%      4.87%
Managed Portfolio.............................  1,617   8.88    14   9.40%      0.35%    (11.47)%
International Growth Portfolio................  4,047   6.06    25  11.40%      0.35%    (28.08)%
High Yield Bond Portfolio.....................  1,004  10.12    10   8.53%      0.35%      5.53%
Growth Portfolio..............................  7,125   8.40    60   0.16%      0.35%    (12.88)%
Growth and Income Portfolio...................  3,587   8.69    31   0.75%      0.35%    (12.18)%
Small Company Growth Portfolio................  2,949   9.74    29   3.76%      0.35%     (4.16)%
Equity Income Portfolio.......................  1,282   9.71    12   0.45%      0.35%    (11.08)%
Capital Appreciation Portfolio................  3,721   7.31    27   0.37%      0.35%    (19.42)%
Multi-Cap Growth Portfolio....................  9,181   5.77    53  (0.35)%     0.35%    (17.26)%
Balanced Portfolio............................     37  10.51     0*  2.08%      0.35%       N/A
Mid-Cap Growth Portfolio......................      1  10.58     0*  0.00%      0.35%       N/A

Dreyfus

Dreyfus Stock Index Fund...................... 10,189   8.20    84   1.78%      0.35%    (12.50)%
Dreyfus Socially Responsible Growth Fund, Inc.  2,190   6.72    15  (0.24)%     0.35%    (22.86)%

Fidelity Variable Insurance Products Funds

VIP Growth Portfolio..........................  9,189   7.60    70   2.87%      0.35%    (18.03)%
VIP II Contrafund Portfolio...................  5,132   8.19    42   2.46%      0.35%    (12.68)%
VIP III Growth Opportunities Portfolio........  2,459   7.38    18  (0.18)%     0.35%    (14.75)%

Janus Aspen Series

Aggressive Growth Portfolio...................  9,449   3.68    35  (0.35)%     0.35%    (39.70)%
Balanced Portfolio............................  3,671   9.57    35   2.82%      0.35%     (5.00)%
Capital Appreciation Portfolio................  7,623   5.78    44   1.24%      0.35%    (21.97)%
Worldwide Growth Portfolio.................... 10,066   6.69    67   0.29%      0.35%    (22.73)%

----------
*  Amounts round to less than one thousand

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                           June 30, 2002 (unaudited)

                                                                                     Strategist
                                                   -----------------------------------------------------------------------------
                                                                               MONY Series Fund, Inc.
                                                   -----------------------------------------------------------------------------
                                                     Equity     Equity   Intermediate Long Term                Money
                                                     Growth     Income    Term Bond      Bond    Diversified   Market
                                                   Subaccount Subaccount  Subaccount  Subaccount Subaccount  Subaccount   Total
                                                   ---------- ---------- ------------ ---------- ----------- ---------- --------
                     ASSETS
Shares held in respective Funds...................     4,670      3,375        705        1,178      8,997      18,826
                                                    ========   ========    =======     ========   ========    ========
Investments at cost...............................  $ 94,093   $ 62,079    $ 7,516     $ 14,174   $135,230    $ 18,826  $331,918
                                                    ========   ========    =======     ========   ========    ========  ========
Investments in respective Funds, at net asset
  value...........................................  $ 65,824   $ 47,566    $ 7,881     $ 15,439   $ 79,410    $ 18,826  $234,946
Amount due from MONY..............................        33         23          0            0          0           0        56
Amount due from respective Funds..................         0          0          0            0          0           0         0
                                                    --------   --------    -------     --------   --------    --------  --------
       Total assets...............................    65,857     47,589      7,881       15,439     79,410      18,826   235,002
                                                    --------   --------    -------     --------   --------    --------  --------
                   LIABILITIES
Amount due to MONY................................       108         79         13           25        137          60       422
Amount due to respective Funds....................        33         23          0            0          0           0        56
                                                    --------   --------    -------     --------   --------    --------  --------
       Total liabilities..........................       141        102         13           25        137          60       478
                                                    --------   --------    -------     --------   --------    --------  --------
Net assets........................................  $ 65,716   $ 47,487    $ 7,868     $ 15,414   $ 79,273    $ 18,766  $234,524
                                                    ========   ========    =======     ========   ========    ========  ========
Net assets consist of:
  Contractholders' net payments...................  $ (9,924)  $ 14,163    $(4,550)    $(22,048)  $ 16,075    $(11,356) $(17,640)
  Undistributed net investment income.............    99,811     44,969     10,811       30,493    109,745      30,122   325,951
  Accumulated net realized gain (loss) on
   investments....................................     4,098      2,868      1,242        5,704      9,273           0    23,185
  Net unrealized appreciation (depreciation) of
   investments....................................   (28,269)   (14,513)       365        1,265    (55,820)          0   (96,972)
                                                    --------   --------    -------     --------   --------    --------  --------
Net assets........................................  $ 65,716   $ 47,487    $ 7,868     $ 15,414   $ 79,273    $ 18,766  $234,524
                                                    ========   ========    =======     ========   ========    ========  ========
Number of units outstanding*......................     1,380        987        291          473      2,055         911
                                                    ========   ========    =======     ========   ========    ========
Net asset value per unit outstanding*.............  $  47.62   $  48.09    $ 27.05     $  32.60   $  38.58    $  20.60
                                                    ========   ========    =======     ========   ========    ========

----------
*  Units outstanding have been rounded for presentation purposes.
** Amounts round to less than one.

                      See notes to financial statements.

                                        MONYEquity Master
------------------------------------------------------------------------------------------------
           MONY Series Fund, Inc.                        Enterprise Accumulation Trust
--------------------------------------------- --------------------------------------------------
                                                             Small
Government Intermediate Long Term    Money                  Company                 International
Securities  Term Bond      Bond      Market      Equity      Value       Managed       Growth
Subaccount  Subaccount  Subaccount Subaccount  Subaccount  Subaccount   Subaccount   Subaccount
---------- ------------ ---------- ---------- -----------  ----------  -----------  -------------
   21,726      12,754      24,192    558,365      383,874     226,694      446,406      289,229
 ========    ========    ========   ========  ===========  ==========  ===========   ==========
 $240,266    $138,604    $306,255   $559,477  $ 9,867,803  $5,432,720  $11,166,532   $1,809,823
 ========    ========    ========   ========  ===========  ==========  ===========   ==========
 $247,721    $142,611    $317,291   $559,477  $ 5,191,382  $4,580,173  $ 7,356,807   $1,260,764
        3           3          14          0          983         498        1,392          128
        0           0           6          2          915         355           61          326
 --------    --------    --------   --------  -----------  ----------  -----------   ----------
  247,724     142,614     317,311    559,479    5,193,280   4,581,026    7,358,260    1,261,218
 --------    --------    --------   --------  -----------  ----------  -----------   ----------
      482         278         629      1,113       12,866      10,067       16,641        2,874
        3           3          14          0          983         498        1,392          128
 --------    --------    --------   --------  -----------  ----------  -----------   ----------
      485         281         643      1,113       13,849      10,565       18,033        3,002
 --------    --------    --------   --------  -----------  ----------  -----------   ----------
 $247,239    $142,333    $316,668   $558,366  $ 5,179,431  $4,570,461  $ 7,340,227   $1,258,216
 ========    ========    ========   ========  ===========  ==========  ===========   ==========
 $216,668    $124,981    $270,043   $493,629  $ 7,651,313  $3,764,208  $ 8,861,841   $1,576,592
   22,350      13,506      45,464     64,737    3,553,113   1,902,830    5,064,684      293,721
      766        (161)     (9,875)         0   (1,348,574)   (244,030)  (2,776,573)     (63,038)
    7,455       4,007      11,036          0   (4,676,421)   (852,547)  (3,809,725)    (549,059)
 --------    --------    --------   --------  -----------  ----------  -----------   ----------
 $247,239    $142,333    $316,668   $558,366  $ 5,179,431  $4,570,461  $ 7,340,227   $1,258,216
 ========    ========    ========   ========  ===========  ==========  ===========   ==========
   18,703      10,580      22,804     44,786      558,160     210,198      647,801      126,553
 ========    ========    ========   ========  ===========  ==========  ===========   ==========
 $  13.22    $  13.45    $  13.89   $  12.47  $      9.28  $    21.74  $     11.33   $     9.94
 ========    ========    ========   ========  ===========  ==========  ===========   ==========

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                                              MONYEquity Master
                                                     ------------------------------------------------------------------
                                                                        Enterprise Accumulation Trust
                                                     ------------------------------------------------------------------
                                                     High Yield              Growth     Capital                 Equity
                                                        Bond      Growth   and Income Appreciation  Balanced    Income
                                                     Subaccount Subaccount Subaccount  Subaccount  Subaccount Subaccount
                                                     ---------- ---------- ---------- ------------ ---------- ----------
                       ASSETS
Shares held in respective Funds.....................   148,673     48,623    102,562      17,458       150         723
                                                      ========   ========  =========    ========     =====      ======
Investments at cost.................................  $696,136   $276,925  $ 626,651    $113,942     $ 703      $3,606
                                                      ========   ========  =========    ========     =====      ======
Investments in respective Funds, at net asset value.  $604,933   $218,342  $ 468,824    $100,039     $ 675      $3,499
Amount due from MONY ...............................        10         11         26          10         0           0
Amount due from respective Funds....................       110          9        432          20         0           0
                                                      --------   --------  ---------    --------     -----      ------
       Total assets.................................   605,053    218,362    469,282     100,069       675       3,499
                                                      --------   --------  ---------    --------     -----      ------
                    LIABILITIES
Amount due to MONY..................................     1,372        488      1,503         717         1           8
Amount due to respective Funds......................        10         11         26          10         0           0
                                                      --------   --------  ---------    --------     -----      ------
       Total liabilities............................     1,382        499      1,529         727         1           8
                                                      --------   --------  ---------    --------     -----      ------
Net assets..........................................  $603,671   $217,863  $ 467,753    $ 99,342     $ 674      $3,491
                                                      ========   ========  =========    ========     =====      ======
Net assets consist of:
 Contractholders' net payments......................  $590,250   $325,150  $ 649,084    $123,274     $ 702      $3,847
 Undistributed net investment income (loss).........   163,843      3,121     (2,274)      2,387         0           7
 Accumulated net realized loss on investments.......   (59,219)   (51,825)   (21,230)    (12,416)        0        (256)
 Net unrealized depreciation of investments.........   (91,203)   (58,583)  (157,827)    (13,903)      (28)       (107)
                                                      --------   --------  ---------    --------     -----      ------
Net assets..........................................  $603,671   $217,863  $ 467,753    $ 99,342     $ 674      $3,491
                                                      ========   ========  =========    ========     =====      ======
Number of units outstanding*........................    50,561     30,047     64,554      13,433        76         389
                                                      ========   ========  =========    ========     =====      ======
Net asset value per unit outstanding*...............  $  11.94   $   7.25  $    7.25    $   7.40     $8.82      $ 8.96
                                                      ========   ========  =========    ========     =====      ======

----------
*  Units outstanding have been rounded for presentation purposes.
** Amounts round to less than one.

                      See notes to financial statements.

                                          MONYEquity Master
------------------------------------------------------------------------------------------------------------
       Enterprise Accumulation Trust                               Fidelity Variable Insurance Products Funds
------------------------------------------                         -----------------------------------------
                                                         Dreyfus
             Small                           Dreyfus    Socially                                 VIP III
Multi-Cap   Company    Mid-Cap   Worldwide    Stock    Responsible    VIP          VIP II        Growth
  Growth     Growth     Growth     Growth     Index      Growth      Growth      Contrafund   Opportunities
Subaccount Subaccount Subaccount Subaccount Subaccount Subaccount  Subaccount    Subaccount    Subaccount
---------- ---------- ---------- ---------- ---------- ----------- ----------    ----------   -------------
     863        981      2,087        54        6,271        67        6,729         6,330          138
 =======     ======    =======     =====     ========    ======     ========      ========       ======
 $ 7,086     $7,387    $16,079     $ 482     $197,113    $1,662     $254,392      $136,123       $2,201
 =======     ======    =======     =====     ========    ======     ========      ========       ======
 $ 5,797     $6,612    $12,910     $ 435     $158,772    $1,474     $181,958      $125,269       $1,792
       0         90          0         0           18         0           32             0            0
       0         90          0         0          220         0          414             0            0
 -------     ------    -------     -----     --------    ------     --------      --------       ------
   5,797      6,792     12,910       435      159,010     1,474      182,404       125,269        1,792
 -------     ------    -------     -----     --------    ------     --------      --------       ------
      11        102         30         1          374         2          744           252            4
       0         90          0         0           18         0           32             0            0
 -------     ------    -------     -----     --------    ------     --------      --------       ------
      11        192         30         1          374         2          744           252            4
 -------     ------    -------     -----     --------    ------     --------      --------       ------
 $ 5,786     $6,600    $12,880     $ 434     $158,636    $1,472     $181,660      $125,017       $1,788
 =======     ======    =======     =====     ========    ======     ========      ========       ======
 $ 7,270     $7,337    $16,161     $ 485     $208,277    $1,683     $286,112      $142,196       $2,218
     (32)        80        (60)       (3)       3,160        (3)       9,958         2,129            1
    (163)       (42)       (52)       (1)     (14,460)      (20)     (41,976)       (8,454)         (22)
  (1,289)      (775)    (3,169)      (47)     (38,341)     (188)     (72,434)      (10,854)        (409)
 -------     ------    -------     -----     --------    ------     --------      --------       ------
 $ 5,786     $6,600    $12,880     $ 434     $158,636    $1,472     $181,660      $125,017       $1,788
 =======     ======    =======     =====     ========    ======     ========      ========       ======
     834        737      1,696        49       23,138       208       30,098        15,419          223
 =======     ======    =======     =====     ========    ======     ========      ========       ======
 $  6.94     $ 8.96    $  7.60     $8.92     $   6.86    $ 7.07     $   6.04      $   8.11       $ 8.01
 =======     ======    =======     =====     ========    ======     ========      ========       ======

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                           June 30, 2002 (unaudited)


                                                                           MONYEquity Master
                                                      ----------------------------------------------------------
                                                                          Janus Aspen Series
                                                      ----------------------------------------------------------
                                                      Aggressive              Capital    Worldwide
                                                        Growth    Balanced  Appreciation   Growth
                                                      Subaccount Subaccount  Subaccount  Subaccount     Total
                                                      ---------- ---------- ------------ ---------- ------------
                       ASSETS
Shares held in respective Funds......................      145        666       13,404       9,353
                                                        ======    =======     ========    ========
Investments at cost..................................   $3,417    $15,608     $340,194    $301,684  $ 32,522,871
                                                        ======    =======     ========    ========  ============
Investments in respective Funds, at net asset value .   $2,583    $14,416     $258,129    $231,692  $ 22,054,377
Amount due from MONY.................................        0          0           30          21         3,168
Amount due from respective Funds.....................        0          0           20         228         2,326
                                                        ------    -------     --------    --------  ------------
       Total assets..................................    2,583     14,416      258,179     231,941    22,060,854
                                                        ------    -------     --------    --------  ------------
                     LIABILITIES
Amount due to MONY...................................        7         29          538         714        51,847
Amount due to respective Funds.......................        0          0           30          21         3,168
                                                        ------    -------     --------    --------  ------------
       Total liabilities.............................        7         29          538         714        55,015
                                                        ------    -------     --------    --------  ------------
Net assets...........................................   $2,576    $14,387     $257,641    $231,227  $ 22,005,839
                                                        ======    =======     ========    ========  ============
Net assets consist of:
 Contractholders' net payments.......................   $3,592    $15,223     $374,966    $357,609  $ 26,074,711
 Undistributed net investment income (loss)..........      (20)       424        3,102       7,775    11,154,000
 Accumulated net realized loss on investments........     (162)       (68)     (38,362)    (64,165)   (4,754,378)
 Net unrealized depreciation of investments..........     (834)    (1,192)     (82,065)    (69,992)  (10,468,494)
                                                        ------    -------     --------    --------  ------------
Net assets...........................................   $2,576    $14,387     $257,641    $231,227  $ 22,005,839
                                                        ======    =======     ========    ========  ============
Number of units outstanding*.........................      398      1,524       42,971      43,133
                                                        ======    =======     ========    ========
Net asset value per unit outstanding*................   $ 6.47    $  9.44     $   6.00    $   5.36
                                                        ======    =======     ========    ========

----------
*  Units outstanding have been rounded for presentation purposes.
** Amounts round to less than one.

                      See notes to financial statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

                           June 30, 2002 (unaudited)

                                                                 Strategist
                               -----------------------------------------------------------------------------
                                                           MONY Series Fund, Inc.
                               -----------------------------------------------------------------------------
                                 Equity     Equity   Intermediate Long Term                Money
                                 Growth     Income    Term Bond      Bond    Diversified   Market
                               Subaccount Subaccount  Subaccount  Subaccount Subaccount  Subaccount   Total
                               ---------- ---------- ------------ ---------- ----------- ---------- --------
Dividend income...............  $   328    $ 4,605       $306       $ 714     $ 11,452     $ 302    $ 17,707
Distribution from net
  realized gains..............        0          0          0           0            0         0           0
Mortality and expense risk
  charges.....................     (183)      (133)       (23)        (45)        (251)     (118)       (753)
                                -------    -------       ----       -----     --------     -----    --------
Net investment income.........      145      4,472        283         669       11,201       184      16,954
                                -------    -------       ----       -----     --------     -----    --------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................   (2,950)      (933)        20          64         (826)        0      (4,625)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................   (6,123)    (5,936)       (86)       (362)     (18,214)        0     (30,721)
                                -------    -------       ----       -----     --------     -----    --------
Net realized and unrealized
  gain (loss) on investments..   (9,073)    (6,869)       (66)       (298)     (19,040)        0     (35,346)
                                -------    -------       ----       -----     --------     -----    --------
Net increase (decrease) in
  net assets resulting from
  operations..................  $(8,928)   $(2,397)      $217       $ 371     $ (7,839)    $ 184    $(18,392)
                                =======    =======       ====       =====     ========     =====    ========


                      See notes to financial statements.

                                         MONYEquity Master
--------------------------------------------------------------------------------------------------
           MONY Series Fund, Inc.                         Enterprise Accumulation Trust
--------------------------------------------  ----------------------------------------------------
Government Intermediate Long Term    Money                 Small Company              International
Securities  Term Bond      Bond      Market      Equity        Value       Managed       Growth
Subaccount  Subaccount  Subaccount Subaccount  Subaccount   Subaccount    Subaccount   Subaccount
---------- ------------ ---------- ---------- -----------  ------------- -----------  -------------
 $ 7,121     $ 5,172     $13,869    $ 3,988   $         0    $       0   $         0    $      0
       0           0           0          0             0            0             0           0
    (847)       (494)     (1,109)    (1,937)      (22,396)     (16,942)      (30,453)     (4,431)
 -------     -------     -------    -------   -----------    ---------   -----------    --------
   6,274       4,678      12,760      2,051       (22,396)     (16,942)      (30,453)     (4,431)
 -------     -------     -------    -------   -----------    ---------   -----------    --------


     949         429       1,227          0      (561,451)    (150,152)     (561,541)    (71,973)
  (1,966)     (1,300)     (6,737)         0      (901,025)     278,165      (845,714)     78,080
 -------     -------     -------    -------   -----------    ---------   -----------    --------
  (1,017)       (871)     (5,510)         0    (1,462,476)     128,013    (1,407,255)      6,107
 -------     -------     -------    -------   -----------    ---------   -----------    --------
 $ 5,257     $ 3,807     $ 7,250    $ 2,051   $(1,484,872)   $ 111,071   $(1,437,708)   $  1,676
 =======     =======     =======    =======   ===========    =========   ===========    ========

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                           June 30, 2002 (unaudited)


                                                                         MONYEquity Master
                                          --------------------------------------------------------------------------------------
                                               Enterprise
                                           Accumulation Trust                          Fidelity Variable Insurance Products Funds
                                          --------------------                         -----------------------------------------
                                                                             Dreyfus
                                                                 Dreyfus    Socially                                 VIP III
                                          High Yield              Stock    Responsible    VIP          VIP II        Growth
                                             Bond      Growth     Index      Growth      Growth      Contrafund   Opportunities
                                          Subaccount Subaccount Subaccount Subaccount  Subaccount    Subaccount    Subaccount
                                          ---------- ---------- ---------- ----------- ----------    ----------   -------------
Dividend income..........................  $ 25,675   $      0   $    468     $   0     $    246      $   804         $  15
Distribution from net realized gains.....         0          0          0         0            0            0             0
Mortality and expense risk charges.......    (2,250)      (872)      (391)       (2)        (613)        (443)           (7)
                                           --------   --------   --------     -----     --------      -------         -----
Net investment income (loss).............    23,425       (872)        77        (2)        (367)         361             8
                                           --------   --------   --------     -----     --------      -------         -----
Realized and unrealized gain (loss) on
  investments:
 Net realized gain (loss) on investments.    (7,078)    (3,266)    (4,211)      (11)     (13,474)      (2,089)          (12)
 Net change in unrealized appreciation
   (depreciation) of investments.........   (33,793)   (31,874)   (20,627)     (180)     (28,812)           3          (269)
                                           --------   --------   --------     -----     --------      -------         -----
Net realized and unrealized loss on
  investments............................   (40,871)   (35,140)   (24,838)     (191)     (42,286)      (2,086)         (281)
                                           --------   --------   --------     -----     --------      -------         -----
Net decrease in net assets resulting from
  operations.............................  $(17,446)  $(36,012)  $(24,761)    $(193)    $(42,653)     $(1,725)        $(273)
                                           ========   ========   ========     =====     ========      =======         =====


                      See notes to financial statements.

                                     MONYEquity Master
------------------------------------------------------------------------------------------
             Janus Aspen Series                       Enterprise Accumulation Trust
--------------------------------------------  --------------------------------------------
                                                Growth
Aggressive              Capital    Worldwide     and       Capital                 Equity
  Growth    Balanced  Appreciation   Growth     Income   Appreciation  Balanced    Income
Subaccount Subaccount  Subaccount  Subaccount Subaccount  Subaccount  Subaccount Subaccount
---------- ---------- ------------ ---------- ---------- ------------ ---------- ----------
  $   0      $ 165      $    937    $    934   $      0    $     0       $  0      $   0
      0          0             0           0          0          0          0          0
    (11)       (53)         (773)       (877)    (1,946)      (848)         0        (10)
  -----      -----      --------    --------   --------    -------       ----      -----
    (11)       112           164          57     (1,946)      (848)         0        (10)
  -----      -----      --------    --------   --------    -------       ----      -----

   (119)        (9)      (14,300)    (15,807)   (10,375)    (2,809)         0          5
   (517)      (631)       (5,171)    (18,444)   (77,472)     2,919        (28)      (207)
  -----      -----      --------    --------   --------    -------       ----      -----
   (636)      (640)      (19,471)    (34,251)   (87,847)       110        (28)      (202)
  -----      -----      --------    --------   --------    -------       ----      -----
  $(647)     $(528)     $(19,307)   $(34,194)  $(89,793)   $  (738)      $(28)     $(212)
  =====      =====      ========    ========   ========    =======       ====      =====

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                           June 30, 2002 (unaudited)


                                                                                     MONYEquity Master
                                                                  -------------------------------------------------------
                                                                               Enterprise Accumulation Trust
                                                                  -------------------------------------------------------
                                                                               Small
                                                                  Multi-Cap   Company    Mid-Cap   Worldwide
                                                                    Growth     Growth     Growth     Growth
                                                                  Subaccount Subaccount Subaccount Subaccount    Total
                                                                  ---------- ---------- ---------- ---------- -----------
Dividend income..................................................  $     0     $   0     $     0      $  0    $    59,394
Distribution from net realized gains.............................        0         0           0         0              0
Mortality and expense risk charges...............................      (19)      (20)        (53)       (2)       (87,799)
                                                                   -------     -----     -------      ----    -----------
Net investment loss..............................................      (19)      (20)        (53)       (2)       (28,405)
                                                                   -------     -----     -------      ----    -----------
Realized and unrealized loss on investments:
  Net realized loss on investments...............................     (122)      (24)        (34)       (1)    (1,416,248)
  Net change in unrealized depreciation of investments...........   (1,155)     (883)     (3,039)      (47)    (1,620,724)
                                                                   -------     -----     -------      ----    -----------
Net realized and unrealized loss on investments..................   (1,277)     (907)     (3,073)      (48)    (3,036,972)
                                                                   -------     -----     -------      ----    -----------
Net decrease in net assets resulting from operations.............  $(1,296)    $(927)    $(3,126)     $(50)   $(3,065,377)
                                                                   =======     =====     =======      ====    ===========

----------
** Commencement of operations

                      See notes to financial statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                                                                                           Strategist
                                                           -------------------------------------------------
                                                                                     MONY Series Fund, Inc.
                                                           -------------------------------------------------
                                                                Equity Growth            Equity Income
                                                                  Subaccount               Subaccount
                                                           -----------------------  -----------------------
                                                           For the six              For the six
                                                             months    For the year   months    For the year
                                                              ended       ended        ended       ended
                                                            June 30,   December 31,  June 30,   December 31,
                                                              2002         2001        2002         2001
                                                           ----------- ------------ ----------- ------------
                                                           (unaudited)              (unaudited)
From operations:
  Net Investment income...................................   $   145     $ 39,337     $ 4,472     $ 4,823
  Net realized gain (loss) on investments.................    (2,950)     (42,503)       (933)     (5,128)
  Net change in unrealized appreciation (depreciation) of
   investments............................................    (6,123)     (14,629)     (5,936)     (5,340)
                                                             -------     --------     -------     -------
Net increase (decrease) in net assets resulting from
 operations...............................................    (8,928)     (17,795)     (2,397)     (5,645)
                                                             -------     --------     -------     -------
From unit transactions:
  Net proceeds from the issuance of units.................    19,609       10,837      10,759       9,400
  Net asset value of units redeemed or used to meet
   contract obligations...................................    (2,226)     (37,289)     (1,817)     (9,050)
                                                             -------     --------     -------     -------
Net increase (decrease) from unit transactions............    17,383      (26,452)      8,942         350
                                                             -------     --------     -------     -------
Net increase (decrease) in net assets.....................     8,455      (44,247)      6,545      (5,295)
Net assets beginning of period............................    57,261      101,508      40,942      46,237
                                                             -------     --------     -------     -------
Net assets end of period*.................................   $65,716     $ 57,261     $47,487     $40,942
                                                             =======     ========     =======     =======
Unit transactions:
Units outstanding beginning of period.....................     1,054        1,498         815         815
Units issued during the period............................       373          189         210         185
Units redeemed during the period..........................       (47)        (633)        (38)       (185)
                                                             -------     --------     -------     -------
Units outstanding end of period...........................     1,380        1,054         987         815
                                                             =======     ========     =======     =======
----------
*Includes undistributed net investment income of:            $99,811     $ 99,666     $44,969     $40,497
                                                             =======     ========     =======     =======




                                                            Intermediate Term Bond
                                                                  Subaccount
                                                           -----------------------
                                                           For the six
                                                             months    For the year
                                                              ended       ended
                                                            June 30,   December 31,
                                                              2002         2001
                                                           ----------- ------------
                                                           (unaudited)
From operations:
  Net Investment income...................................   $   283     $   358
  Net realized gain (loss) on investments.................        20          27
  Net change in unrealized appreciation (depreciation) of
   investments............................................       (86)        194
                                                             -------     -------
Net increase (decrease) in net assets resulting from
 operations...............................................       217         579
                                                             -------     -------
From unit transactions:
  Net proceeds from the issuance of units.................       204         407
  Net asset value of units redeemed or used to meet
   contract obligations...................................      (309)       (684)
                                                             -------     -------
Net increase (decrease) from unit transactions............      (105)       (277)
                                                             -------     -------
Net increase (decrease) in net assets.....................       112         302
Net assets beginning of period............................     7,756       7,454
                                                             -------     -------
Net assets end of period*.................................   $ 7,868     $ 7,756
                                                             =======     =======
Unit transactions:
Units outstanding beginning of period.....................       295         306
Units issued during the period............................         8          16
Units redeemed during the period..........................       (12)        (27)
                                                             -------     -------
Units outstanding end of period...........................       291         295
                                                             =======     =======
----------
*Includes undistributed net investment income of:            $10,811     $10,528
                                                             =======     =======

                      See notes to financial statements.

                                            Strategist
--------------------------------------------------------------------------------------------------
                                      MONY Series Fund, Inc.
--------------------------------------------------------------------------------------------------
     Long Term Bond            Diversified              Money Market
       Subaccount               Subaccount               Subaccount                 Total
-----------------------  -----------------------  -----------------------  -----------------------
For the six              For the six              For the six              For the six
  months    For the year   months    For the year   months    For the year   months    For the year
   ended       ended        ended       ended        ended       ended        ended       ended
 June 30,   December 31,  June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
   2002         2001        2002         2001        2002         2001        2002         2001
----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
(unaudited)              (unaudited)              (unaudited)              (unaudited)
  $   669     $   707     $ 11,201     $ 25,714    $    184     $ 1,132     $ 16,954     $ 72,071
       64         140         (826)        (771)          0           0       (4,625)     (48,235)
     (362)          0      (18,214)     (42,095)          0           0      (30,721)     (61,870)
  -------     -------     --------     --------    --------     -------     --------     --------
      371         847       (7,839)     (17,152)        184       1,132      (18,392)     (38,034)
  -------     -------     --------     --------    --------     -------     --------     --------
      344         695          843        1,816         130      26,387       31,889       49,542
     (527)     (1,469)      (1,510)      (4,976)    (27,597)     (3,158)     (33,986)     (56,626)
  -------     -------     --------     --------    --------     -------     --------     --------
     (183)       (774)        (667)      (3,160)    (27,467)     23,229       (2,097)      (7,084)
  -------     -------     --------     --------    --------     -------     --------     --------
      188          73       (8,506)     (20,312)    (27,283)     24,361      (20,489)     (45,118)
   15,226      15,153       87,779      108,091      46,049      21,688      255,013      300,131
  -------     -------     --------     --------    --------     -------     --------     --------
  $15,414     $15,226     $ 79,273     $ 87,779    $ 18,766     $46,049     $234,524     $255,013
  =======     =======     ========     ========    ========     =======     ========     ========
      478         503        2,071        2,144       2,246       1,091
       11          22           22           41           6       1,312
      (16)        (47)         (38)        (114)     (1,341)       (157)
  -------     -------     --------     --------    --------     -------
      473         478        2,055        2,071         911       2,246
  =======     =======     ========     ========    ========     =======

  $30,493     $29,824     $109,745     $ 98,544    $ 30,122     $29,938     $325,951     $308,997
  =======     =======     ========     ========    ========     =======     ========     ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                                       MONYEquity Master
                                                           -------------------------------------------------
                                                                                     MONY Series Fund, Inc.
                                                           -------------------------------------------------
                                                                  Government           Intermediate Term
                                                                  Securities                  Bond
                                                                  Subaccount               Subaccount
                                                           -----------------------  -----------------------
                                                           For the six              For the six
                                                             months    For the year   months    For the year
                                                              ended       ended        ended       ended
                                                            June 30,   December 31,  June 30,   December 31,
                                                              2002         2001        2002         2001
                                                           ----------- ------------ ----------- ------------
                                                           (unaudited)              (unaudited)
From operations:
  Net investment income...................................  $  6,274     $  7,101    $  4,678     $  4,146
  Net realized gain (loss) on investments.................       949        1,848         429          373
  Net change in unrealized appreciation (depreciation) of
   investments............................................    (1,966)       1,700      (1,300)       2,572
                                                            --------     --------    --------     --------
Net increase (decrease) in net assets resulting from
 operations...............................................     5,257       10,649       3,807        7,091
                                                            --------     --------    --------     --------
From unit transactions:
  Net proceeds from the issuance of units.................    46,302       80,538      31,051       41,738
  Net asset value of units redeemed or used to meet
   contract obligations...................................   (22,389)     (43,706)    (12,007)     (15,441)
                                                            --------     --------    --------     --------
Net increase from unit transactions.......................    23,913       36,832      19,044       26,297
                                                            --------     --------    --------     --------
Net increase (decrease) in net assets.....................    29,170       47,481      22,851       33,388
Net assets beginning of period............................   218,069      170,588     119,482       86,094
                                                            --------     --------    --------     --------
Net assets end of period*.................................  $247,239     $218,069    $142,333     $119,482
                                                            ========     ========    ========     ========
Unit transactions:
Units outstanding beginning of period.....................    16,863       13,956       9,128        7,085
Units issued during the period............................     3,534        6,354       2,345        3,258
Units redeemed during the period..........................    (1,694)      (3,447)       (893)      (1,215)
                                                            --------     --------    --------     --------
Units outstanding end of period...........................    18,703       16,863      10,580        9,128
                                                            ========     ========    ========     ========
----------
*Includes undistributed net investment income of:           $ 22,350     $ 16,076    $ 13,506     $  8,828
                                                            ========     ========    ========     ========




                                                                  Long Term
                                                                     Bond
                                                                  Subaccount
                                                           -----------------------
                                                           For the six
                                                             months    For the year
                                                              ended       ended
                                                            June 30,   December 31,
                                                              2002         2001
                                                           ----------- ------------
                                                           (unaudited)
From operations:
  Net investment income...................................  $ 12,760     $ 11,265
  Net realized gain (loss) on investments.................     1,227        3,331
  Net change in unrealized appreciation (depreciation) of
   investments............................................    (6,737)        (686)
                                                            --------     --------
Net increase (decrease) in net assets resulting from
 operations...............................................     7,250       13,910
                                                            --------     --------
From unit transactions:
  Net proceeds from the issuance of units.................    37,618       86,596
  Net asset value of units redeemed or used to meet
   contract obligations...................................   (20,185)     (52,289)
                                                            --------     --------
Net increase from unit transactions.......................    17,433       34,307
                                                            --------     --------
Net increase (decrease) in net assets.....................    24,683       48,217
Net assets beginning of period............................   291,985      243,768
                                                            --------     --------
Net assets end of period*.................................  $316,668     $291,985
                                                            ========     ========
Unit transactions:
Units outstanding beginning of period.....................    21,528       18,963
Units issued during the period............................     2,729        6,605
Units redeemed during the period..........................    (1,453)      (4,040)
                                                            --------     --------
Units outstanding end of period...........................    22,804       21,528
                                                            ========     ========
----------
*Includes undistributed net investment income of:           $ 45,464     $ 32,704
                                                            ========     ========

                      See notes to financial statements.

                                                      MONYEquity Master
-----------------------------------------------------------------------------------------------------------------------------
                                                Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------------------------------------------
         Money                                          Small Company                                      International
         Market                   Equity                    Value                    Managed                   Growth
       Subaccount               Subaccount                Subaccount               Subaccount                Subaccount
-----------------------  ------------------------  -----------------------  ------------------------  -----------------------
For the six              For the six               For the six              For the six               For the six
  months    For the year   months     For the year   months    For the year   months     For the year   months    For the year
   ended       ended        ended        ended        ended       ended        ended        ended        ended       ended
 June 30,   December 31,  June 30,    December 31,  June 30,   December 31,  June 30,    December 31,  June 30,   December 31,
   2002         2001        2002          2001        2002         2001        2002          2001        2002         2001
----------- ------------ -----------  ------------ ----------- ------------ -----------  ------------ ----------- ------------
(unaudited)              (unaudited)               (unaudited)              (unaudited)               (unaudited)
 $  2,051    $  12,101   $   (22,396) $ 1,065,812  $  (16,942)  $1,043,032  $   (30,453) $   570,036  $   (4,431)  $  128,013
        0            0      (561,451)    (863,163)   (150,152)    (200,237)    (561,541)  (1,347,132)    (71,973)     (98,675)
        0            0      (901,025)  (1,586,564)    278,165     (673,717)    (845,714)    (296,366)     78,080     (445,255)
 --------    ---------   -----------  -----------  ----------   ----------  -----------  -----------  ----------   ----------

    2,051       12,101    (1,484,872)  (1,383,915)    111,071      169,078   (1,437,708)  (1,073,462)      1,676     (415,917)
 --------    ---------   -----------  -----------  ----------   ----------  -----------  -----------  ----------   ----------
   87,114      227,921       766,992    1,703,994     475,826    1,037,221      946,714    2,046,956     182,576      432,230
  (34,029)    (110,374)     (472,738)    (969,103)   (355,234)    (572,189)    (730,793)  (1,270,158)    (96,260)    (234,412)
 --------    ---------   -----------  -----------  ----------   ----------  -----------  -----------  ----------   ----------
   53,085      117,547       294,254      734,891     120,592      465,032      215,921      776,798      86,316      197,818
 --------    ---------   -----------  -----------  ----------   ----------  -----------  -----------  ----------   ----------
   55,136      129,648    (1,190,618)    (649,024)    231,663      634,110   (1,221,787)    (296,664)     87,992     (218,099)
  503,230      373,582     6,370,050    7,019,074   4,338,798    3,704,688    8,562,014    8,858,678   1,170,224    1,388,323
 --------    ---------   -----------  -----------  ----------   ----------  -----------  -----------  ----------   ----------
 $558,366    $ 503,230   $ 5,179,432  $ 6,370,050  $4,570,461   $4,338,798  $ 7,340,227  $ 8,562,014  $1,258,216   $1,170,224
 ========    =========   ===========  ===========  ==========   ==========  ===========  ===========  ==========   ==========
   40,522       30,993       532,023      472,274     204,616      182,442      631,443      575,976     117,820      100,108
    6,993       18,556        77,079      139,694      21,922       50,013       80,859      146,154      18,417       39,323
   (2,729)      (9,027)      (50,942)     (79,945)    (16,340)     (27,839)     (64,501)     (90,687)     (9,684)     (21,611)
 --------    ---------   -----------  -----------  ----------   ----------  -----------  -----------  ----------   ----------
   44,786       40,522       558,160      532,023     210,198      204,616      647,801      631,443     126,553      117,820
 ========    =========   ===========  ===========  ==========   ==========  ===========  ===========  ==========   ==========

 $ 64,737    $  62,686   $ 3,553,113  $ 3,575,509  $1,902,830   $1,919,772  $ 5,064,684  $ 5,095,137  $  293,721   $  298,152
 ========    =========   ===========  ===========  ==========   ==========  ===========  ===========  ==========   ==========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                           MONYEquity Master
                               -------------------------------------------------------------------------
                                                     Enterprise Accumulation Trust
                               -------------------------------------------------------------------------
                                   High Yield Bond               Growth             Growth and Income
                                      Subaccount               Subaccount               Subaccount
                               -----------------------  -----------------------  -----------------------
                                 For the                  For the                  For the
                               six months    For the    six months  For the year six months    For the
                                  ended     year ended     ended       ended        ended     year ended
                                June 30,   December 31,  June 30,   December 31,  June 30,   December 31,
                                  2002         2001        2002         2001        2002         2001
                               ----------- ------------ ----------- ------------ ----------- ------------
                               (unaudited)              (unaudited)              (unaudited)
From operations:
 Net investment income (loss).  $ 23,425     $ 46,007    $   (872)    $   (575)   $ (1,946)    $    769
 Net realized gain (loss) on
   investments................    (7,078)     (18,199)     (3,266)      (4,515)    (10,375)     (10,658)
Net change in unrealized
 appreciation (depreciation)
 of investments...............   (33,793)      (1,547)    (31,874)     (22,821)    (77,472)     (65,635)
                                --------     --------    --------     --------    --------     --------
Net increase (decrease) in
 net assets resulting from
 operations...................   (17,446)      26,261     (36,012)     (27,911)    (89,793)     (75,524)
                                --------     --------    --------     --------    --------     --------
From unit transactions:
 Net proceeds from the
   issuance of units..........    61,356      145,404      25,015       81,619      38,624      131,912
 Net asset value of units
   redeemed or used to meet
   contract obligations.......   (37,902)     (82,820)    (13,646)     (19,913)    (42,282)     (71,399)
                                --------     --------    --------     --------    --------     --------
Net increase from unit
 transactions.................    23,454       62,584      11,369       61,706      (3,658)      60,513
                                --------     --------    --------     --------    --------     --------
Net increase (decrease) in
 net assets...................     6,008       88,845     (24,643)      33,795     (93,451)     (15,011)
Net assets beginning of period   597,663      508,818     242,506      208,711     561,204      576,215
                                --------     --------    --------     --------    --------     --------
Net assets end of period*.....  $603,671     $597,663    $217,863     $242,506    $467,753     $561,204
                                ========     ========    ========     ========    ========     ========
Unit transactions:
Units outstanding beginning
 of period....................    48,673       43,551      28,653       21,398      65,041       58,400
Units issued during the period     5,062       12,128       3,276        9,662       5,345       14,623
Units redeemed during the
 period.......................    (3,174)      (7,006)     (1,882)      (2,407)     (5,832)      (7,982)
                                --------     --------    --------     --------    --------     --------
Units outstanding end of
 period.......................    50,561       48,673      30,047       28,653      64,554       65,041
                                ========     ========    ========     ========    ========     ========
----------
*  Includes undistributed net
   investment income (loss)
   of:                          $163,843     $140,418    $  3,121     $  3,993    $ (2,274)    $   (328)
                                ========     ========    ========     ========    ========     ========

** Commencement of operations.

                      See notes to financial statements.

                                            MONYEquity Master
---------------------------------------------------------------------------------------------------------
                                      Enterprise Accumulation Trust
---------------------------------------------------------------------------------------------------------
  Capital Appreciation            Balanced                 Equity Income             Multi-Cap Growth
       Subaccount                Subaccount                 Subaccount                  Subaccount
-----------------------  -----------------------    --------------------------  -------------------------
  For the                  For the   For the period   For the   For the period    For the   For the period
six months    For the    six months  May 4, 2001**  six months  June 19, 2001** six months  May 18, 2001**
   ended     year ended     ended       through        ended        through        ended       through
 June 30,   December 31,  June 30,    December 31,   June 30,    December 31,    June 30,    December 31,
   2002         2001        2002          2001         2002          2001          2002          2001
----------- ------------ ----------- -------------- ----------- --------------- ----------- --------------
(unaudited)              (unaudited)                (unaudited)                 (unaudited)
  $  (848)    $    (46)     $  0        $    32       $  (10)       $    17       $   (19)      $  (13)
   (2,809)      (9,362)        0           (239)           5           (261)         (122)         (41)
    2,919       (9,232)      (28)             0         (207)           100         (1155)        (134)
  -------     --------      ----        -------       ------        -------       -------       ------
     (738)     (18,640)      (28)          (207)        (212)          (144)       (1,296)        (188)
  -------     --------      ----        -------       ------        -------       -------       ------
   18,464       49,649       749          2,610        1,629          5,300         2,656        5,378
   (7,276)     (27,711)      (47)        (2,402)         (85)        (2,997)         (585)        (179)
  -------     --------      ----        -------       ------        -------       -------       ------
   11,188       21,938       702            208        1,544          2,303         2,071        5,199
  -------     --------      ----        -------       ------        -------       -------       ------
   10,450        3,298       674              1        1,332          2,159           775        5,011
   88,892       85,594         1              0        2,159              0         5,011            0
  -------     --------      ----        -------       ------        -------       -------       ------
  $99,342     $ 88,892      $675        $     1       $3,491        $ 2,159       $ 5,786       $5,011
  =======     ========      ====        =======       ======        =======       =======       ======
   11,976        9,254         0              0          231              0           572            0
    2,440        6,340        81            263          167            556           346          594
     (983)      (3,618)       (5)          (263)          (9)          (325)          (84)         (22)
  -------     --------      ----        -------       ------        -------       -------       ------
   13,433       11,976        76              0***       389            231           834          572
  =======     ========      ====        =======       ======        =======       =======       ======

  $ 2,387     $  3,235      $  0        $    32       $    7        $    17       $   (32)      $  (13)
  =======     ========      ====        =======       ======        =======       =======       ======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                                  MONYEquity Master
                                                ---------------------------------------------------------
                                                                            Enterprise Accumulation Trust
                                                ---------------------------------------------------------
                                                    Small Company Growth            Mid-Cap Growth
                                                         Subaccount                   Subaccount
                                                ---------------------------  ---------------------------
                                                  For the    For the period    For the    For the period
                                                six months  August 8, 2001** six months  August 8, 2001**
                                                   ended        through         ended        through
                                                 June 30,     December 31,    June 30,     December 31,
                                                   2002           2001          2002           2001
                                                ----------- ---------------- ----------- ----------------
                                                (unaudited)                  (unaudited)
From operations:
  Net investment income (loss).................   $  (20)        $  100        $   (53)       $   (7)
  Net realized (loss) on investments...........      (24)           (18)           (34)          (18)
Net change in unrealized appreciation
 (depreciation) of investments.................     (883)           108         (3,039)         (130)
                                                  ------         ------        -------        ------
Net increase (decrease) in net assets resulting
 from operations...............................     (927)           190         (3,126)         (155)
                                                  ------         ------        -------        ------
From unit transactions:
  Net proceeds from the issuance of units......    3,110          4,941         12,624         3,876
  Net asset value of units redeemed or used to
   meet contract obligations...................     (588)          (126)          (215)         (124)
                                                  ------         ------        -------        ------
Net increase from unit transactions............    2,522          4,815         12,409         3,752
                                                  ------         ------        -------        ------
Net increase (decrease) in net assets..........    1,595          5,005          9,283         3,597
Net assets beginning of period.................    5,005              0          3,597             0
                                                  ------         ------        -------        ------
Net assets end of period*......................   $6,600         $5,005        $12,880        $3,597
                                                  ======         ======        =======        ======
Unit transactions:
Units outstanding beginning of period..........      476              0              0             0
Units issued during the period.................      327            490          1,724           393
Units redeemed during the period...............      (66)           (14)           (28)          (14)
                                                  ------         ------        -------        ------
Units outstanding end of period................      737            476          1,696           379
                                                  ======         ======        =======        ======
----------
*Includes undistributed net investment
 income (loss) of:                                $   80         $  100        $   (60)       $   (7)
                                                  ======         ======        =======        ======




                                                     Worldwide Growth
                                                        Subaccount
                                                ------------------------
                                                  For the   For the period
                                                six months  June 13, 2001**
                                                   ended        through
                                                 June 30,    December 31,
                                                   2002          2001
                                                ----------- ---------------
                                                (unaudited)
From operations:
  Net investment income (loss).................    $ (2)         $ (2)
  Net realized (loss) on investments...........      (1)           (1)
Net change in unrealized appreciation
 (depreciation) of investments.................     (47)          (47)
                                                   ----          ----
Net increase (decrease) in net assets resulting
 from operations...............................     (50)          (50)
                                                   ----          ----
From unit transactions:
  Net proceeds from the issuance of units......     504             1
  Net asset value of units redeemed or used to
   meet contract obligations...................     (20)            0
                                                   ----          ----
Net increase from unit transactions............     484             1
                                                   ----          ----
Net increase (decrease) in net assets..........     434             0***
Net assets beginning of period.................       0             0
                                                   ----          ----
Net assets end of period*......................    $434          $  0***
                                                   ====          ====
Unit transactions:
Units outstanding beginning of period..........       0             0
Units issued during the period.................      51             0***
Units redeemed during the period...............      (2)            0
                                                   ----          ----
Units outstanding end of period................      49             0***
                                                   ====          ====
----------
*Includes undistributed net investment
 income (loss) of:                                 $ (3)         $ (1)
                                                   ====          ====

** Commencement of operations
***Amounts round to less than one

                      See notes to financial statements.

                                          MONYEquity Master
----------------------------------------------------------------------------------------------------
                                                       Fidelity Variable Insurance Products Funds
                                                    ------------------------------------------------
                                  Dreyfus
        Dreyfus             Socially Responsible
      Stock Index                  Growth                  VIP Growth            VIP I Contrafund
       Subaccount                Subaccount                Subaccount               Subaccount
-----------------------  -------------------------  -----------------------  -----------------------
For the six                For the   For the period   For the                  For the
  months    For the year six months  May 15, 2001** six months    For the    six months    For the
   ended       ended        ended       through        ended     year ended     ended     year ended
 June 30,   December 31,  June 30,    December 31,   June 30,   December 31,  June 30,   December 31,
   2002         2001        2002          2001         2002         2001        2002         2001
----------- ------------ ----------- -------------- ----------- ------------ ----------- ------------
(unaudited)              (unaudited)                (unaudited)              (unaudited)
 $     77     $  1,376     $   (2)        $ (1)      $   (367)    $ 10,867    $    361     $  2,023
   (4,211)      (9,710)       (11)          (9)       (13,474)     (28,799)     (2,089)      (6,246)
  (20,627)      (8,258)      (180)          (8)       (28,812)     (18,560)          3       (7,106)
 --------     --------     ------         ----       --------     --------    --------     --------
  (24,761)     (16,592)      (193)         (18)       (42,653)     (36,492)     (1,725)     (11,329)
 --------     --------     ------         ----       --------     --------    --------     --------
   38,428      103,848      1,416          469         46,633      109,238      21,034       66,691
  (12,051)     (35,305)      (125)         (77)       (22,728)     (54,494)     (8,081)     (23,568)
 --------     --------     ------         ----       --------     --------    --------     --------
   26,377       68,543      1,291          392         23,905       54,744      12,953       43,123
 --------     --------     ------         ----       --------     --------    --------     --------
    1,616       51,951      1,098          374        (18,748)      18,252      11,228       31,794
  157,020      105,069          0            0        200,408      182,156     113,789       81,995
 --------     --------     ------         ----       --------     --------    --------     --------
 $158,636     $157,020     $1,098         $374       $181,660     $200,408    $125,017     $113,789
 ========     ========     ======         ====       ========     ========    ========     ========
   19,709       11,492         44            0         26,701       19,810      13,866        8,689
    5,188       12,533        147           53          7,160       13,854       2,549        8,027
   (1,759)      (4,316)        17           (9)        (3,763)      (6,963)       (996)      (2,850)
 --------     --------     ------         ----       --------     --------    --------     --------
   23,138       19,709        208           44         30,098       26,701      15,419       13,866
 ========     ========     ======         ====       ========     ========    ========     ========

 $  3,160     $  3,083     $   (3)        $ (1)      $  9,958     $ 10,325    $  2,129     $  1,768
 ========     ========     ======         ====       ========     ========    ========     ========

See notes to financial statements.

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                                                            MONYEquity Master
                                                                          ------------------------------------------------------
                                                                          Fidelity Variable Insurance
                                                                                Products Funds             Janus Aspen Series
                                                                          ---------------------------  -------------------------
                                                                          VIP III Growth Opportunities     Aggressive Growth
                                                                                  Subaccount                   Subaccount
                                                                          ---------------------------  -------------------------
                                                                            For the    For the period    For the   For the period
                                                                          six months   May 15, 2001**  six months  May 15, 2001**
                                                                             ended        through         ended       through
                                                                           June 30,     December 31,    June 30,    December 31,
                                                                             2002           2001          2002          2001
                                                                          -----------  --------------  ----------- --------------
                                                                          (unaudited)                  (unaudited)
From operations:
  Net investment income (loss)...........................................   $    8         $   (7)       $  (11)       $   (9)
  Net realized loss on investments.......................................      (12)           (10)         (119)          (43)
Net change in unrealized depreciation of investments.....................     (269)          (140)         (517)         (317)
                                                                            ------         ------        ------        ------
Net decrease in net assets resulting from operations.....................     (273)          (157)         (647)         (369)
                                                                            ------         ------        ------        ------
From unit transactions:
  Net proceeds from the issuance of units................................      294          2,088           270         3,879
  Net asset value of units redeemed or used to meet contract obligations.      (76)           (88)         (371)         (186)
                                                                            ------         ------        ------        ------
Net increase (decrease) from unit transactions...........................      218          2,000          (101)        3,693
                                                                            ------         ------        ------        ------
Net increase (decrease) in net assets....................................      (55)         1,843          (748)        3,324
Net assets beginning of period...........................................    1,843              0         3,324             0
                                                                            ------         ------        ------        ------
Net assets end of period*................................................   $1,788         $1,843        $2,576        $3,324
                                                                            ======         ======        ======        ======
Unit transactions:
Units outstanding beginning of period....................................      199              0           413             0
Units issued during the period...........................................       33            208            42           437
Units redeemed during the period.........................................       (9)            (9)          (57)          (24)
                                                                            ------         ------        ------        ------
Units outstanding end of period..........................................      223            199           398           413
                                                                            ======         ======        ======        ======
----------
*Includes undistributed net investment income (loss) of:                    $    1         $   (7)       $  (20)       $   (9)
                                                                            ======         ======        ======        ======

** Commencement of operations.

                      See notes to financial statements.

                                           MONYEquity Master
------------------------------------------------------------------------------------------------------
                                          Janus Aspen Series
------------------------------------------------------------------------------------------------------
         Balanced             Capital Appreciation       Worldwide Growth
        Subaccount                 Subaccount               Subaccount                  Total
--------------------------  -----------------------  -----------------------  ------------------------
  For the   For the period    For the                  For the                  For the
six months  June 13, 2001** six months    For the    six months  For the year six months     For the
   ended        through        ended     year ended     ended       ended        ended      year ended
 June 30,    December 31,    June 30,   December 31,  June 30,   December 31,  June 30,    December 31,
   2002          2001          2002         2001        2002         2001        2002          2001
----------- --------------- ----------- ------------ ----------- ------------ -----------  ------------
(unaudited)                 (unaudited)              (unaudited)              (unaudited)
  $   112       $   312      $    164     $  1,386    $     57     $   (469)  $   (28,405) $ 2,903,266
       (9)          (59)      (14,300)     (23,108)    (15,807)     (45,597)   (1,416,248)  (2,660,548)
     (631)         (561)       (5,171)     (36,977)    (18,444)      (9,729)   (1,620,724)  (3,179,310)
  -------       -------      --------     --------    --------     --------   -----------  -----------
     (528)         (308)      (19,307)     (58,699)    (34,194)     (55,795)   (3,065,377)  (2,936,592)
  -------       -------      --------     --------    --------     --------   -----------  -----------
    1,001        14,889        43,860      126,828      52,450      150,378     2,944,310    6,666,192
     (134)         (533)      (24,941)     (50,973)    (25,508)     (68,469)   (1,940,296)  (3,709,036)
  -------       -------      --------     --------    --------     --------   -----------  -----------
      867        14,356        18,919       75,855      26,942       81,909     1,004,014    2,957,156
  -------       -------      --------     --------    --------     --------   -----------  -----------
      339        14,048          (388)      17,156      (7,252)      26,114    (2,061,363)      20,613
   14,048             0       258,029      240,873     238,479      212,365    24,067,204   24,046,591
  -------       -------      --------     --------    --------     --------   -----------  -----------
  $14,387       $14,048      $257,641     $258,029    $231,227     $238,479   $22,005,841  $24,067,204
  =======       =======      ========     ========    ========     ========   ===========  ===========
    1,435             0        39,919       28,955      38,546       26,409
      103         1,491         7,209       18,374       9,346       22,493
      (14)          (56)       (4,157)      (7,410)     (4,759)     (10,356)
  -------       -------      --------     --------    --------     --------
    1,524         1,435        42,971       39,919      43,133       38,546
  =======       =======      ========     ========    ========     ========

  $   424       $   312      $  3,102     $  2,938    $  7,775     $  7,718    11,154,000   11,182,437
  =======       =======      ========     ========    ========     ========   ===========  ===========

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (unaudited)



1. Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used only to support Variable Life Insurance policies (Strategist) and Variable Universal Life Insurance policies (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master), MONY Variable Universal Life and MONY Survivorship Variable Universal Life. These policies are issued by MONY. For presentation purposes, the information related to the Variable Life (Strategist) and Variable Universal Life (MONYEquity Master) Insurance policies is presented here.

   There are currently six Strategist subaccounts and twenty-seven MONYEquity Master subaccounts within the Variable Account each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY to the policyholders.

2. Significant Accounting Policies:

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains are recorded on the ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based upon current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



3. Related Party Transactions:

   MONY is the legal owner of the assets of the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for such purposes from all Strategist and MONYEquity Master subaccounts for the six months ended June 30, 2002 aggregated $1,678,967.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.60% (for each of the Strategist Subaccounts) and 0.75% (for each of the MONYEquity Master Subaccounts) of the average daily net assets of the respective subaccounts. As MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY, acts as investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended June 30, 2002, MONY received $839 in aggregate from certain Funds in connection with Strategist and MONYEquity Master subaccounts.

4. Investment Transactions:

   Cost of shares acquired and proceeds from shares redeemed by each subaccount during the six months ended June 30, 2002 were as follows:

                                             Cost of Shares Proceeds
                                                Acquired      from
                                               (Excludes     Shares
            Strategist Subaccounts           Reinvestments) Redeemed
            ----------------------           -------------- --------
            MONY Series Fund, Inc.
            Equity Growth Portfolio.........    $ 94,109    $ 2,174
            Equity Income Portfolio.........      57,688      1,726
            Intermediate Term Bond Portfolio       7,259        335
            Long Term Bond Portfolio........      13,517        560
            Diversified Portfolio...........     124,357      1,788
            Money Market Portfolio..........      18,643     27,701

            MONYEquity Master Subaccounts
            -----------------------------
            MONY Series Fund, Inc.
            Government Securities Portfolio.     236,052     12,428
            Intermediate Term Bond Portfolio     134,192     18,185
            Long Term Bond Portfolio........     294,476     22,843
            Money Market Portfolio..........     555,132     33,370

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



4. Investment Transactions: (continued)

                                                    Cost of Shares Proceeds
                                                       Acquired      from
                                                      (Excludes     Shares
     MONYEquity Master Subaccounts                  Reinvestments) Redeemed
     -----------------------------                  -------------- --------
     Enterprise Accumulation Trust
     Equity Portfolio..............................  $ 9,941,128   $467,251
     Small Company Value Portfolio.................    5,471,809    361,052
     Managed Portfolio.............................   11,243,156    736,687
     International Growth Portfolio................    1,822,655     95,037
     High Yield Bond Portfolio.....................      668,717     37,873
     Growth Portfolio..............................      278,337     14,823
     Growth and Income Portfolio...................      634,989     44,324
     Capital Appreciation Portfolio................      115,275      7,634
     Balanced Portfolio............................          702          0
     Equity Income Portfolio.......................        3,607         82
     Multi-Cap Growth Portfolio....................        7,195        548
     Small Company Growth Portfolio................        7,498        612
     Mid-Cap Growth Portfolio......................       16,120        222
     Worldwide Growth Portfolio....................          487         22

     Dreyfus
     Dreyfus Stock Index Fund......................      197,718     12,019
     Dreyfus Socially Responsible Growth Fund, Inc.        1,672         73

     Fidelity Variable Insurance Products Funds
     VIP Growth Portfolio..........................      256,427     22,856
     VIP II Contrafund Portfolio...................      135,828      8,326
     VIP III Growth Opportunities Portfolio........        2,200         83

     Janus Aspen Series
     Aggressive Growth Portfolio...................        3,462        382
     Balanced Portfolio............................       15,306        193
     Capital Appreciation Portfolio................      340,203     24,681
     Worldwide Growth Portfolio....................      302,087     25,276

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



5. Financial Highlights:

   For a unit outstanding through the period ended December 31, 2001:


                                           At December 31, 2001         For the period ended December 31, 2001
                                    ---------------------------         ----------------------------------
                                                              Net       Investment
                                                   Unit      Assets       Income       Expense       Total
Strategist Subaccounts                  Units     Values     (000s)       Ratio*       Ratio**     Return***
----------------------              -------       ------ ------         ----------     -------     ---------
MONY Series Fund, Inc.
Equity Growth Subaccount...........   1,054       $54.34 $   57            0.00%        0.60%       (19.79)%
Equity Income Subaccount...........     815       $50.21     41            1.72         0.60        (11.52)
Intermediate Term Bond Subaccount..     295       $26.31      8            5.27         0.60          7.87
Long Term Bond Subaccount..........     478       $31.82     15            5.20         0.60          5.68
Diversified Subaccount.............   2,071       $42.39     88            1.14         0.60        (15.93)
Money Market Subaccount............   2,246       $20.50     46            3.53         0.60          3.17

MONYEquity Master Subaccounts
-----------------------------
MONY Series Fund, Inc.
Government Securities Subaccount...  16,863       $12.93    218            4.37         0.75          5.81
Intermediate Term Bond Subaccount..   9,128       $13.09    119            4.85         0.75          7.74
Long Term Bond Subaccount..........  21,528       $13.56    292            4.95         0.75          5.53
Money Market Subaccount............  40,522       $12.42    503            3.60         0.75          3.07

Enterprise Accumulation Trust
Equity Subaccount.................. 532,023       $11.97  6,370            0.00         0.75        (19.45)
Small Company Value Subaccount..... 204,616       $21.20  4,339            0.26         0.75          4.33
Managed Subaccount................. 631,443       $13.56  8,562            2.20         0.75        (11.83)
International Growth Subaccount.... 117,820       $ 9.93  1,170            0.68         0.75        (28.41)
High Yield Bond Subaccount.........  48,673       $12.28    598            8.93         0.75          5.14
Growth Subaccount..................  28,653       $ 8.46    243            0.48         0.75        (13.23)
Growth and Income Subaccount.......  65,041       $ 8.63    561            0.89         0.75        (12.56)
Capital Appreciation Subaccount....  11,976       $ 7.42     89            0.70         0.75        (19.78)
Balanced Subaccount (1)............       0(/\/\) $ 9.18      0(/\/\/\)    4.63(/\)     0.75(/\)     (8.20)
Equity Income Subaccount (2).......     231       $ 9.35      2            1.59(/\)     0.75(/\)     (6.50)
Multi-Cap Growth Subaccount (3)....     572       $ 8.76      5            0.00(/\)     0.75(/\)    (12.40)
Small Company Growth Subaccount (4)     476       $10.51      5            0.00(/\)     0.75(/\)      5.10
Mid-Cap Growth Subaccount (4)......     379       $ 9.49      4            0.00(/\)     0.75(/\)     (5.10)
Worldwide Growth Subaccount (5)....       0(/\/\) $10.01      0(/\/\/\)    0.00(/\)     0.75(/\)      0.10

                                     MONY

                              Variable Account L

             NOTES TO FINANCIAL STATEMENTS (unaudited) (continued)



5. Financial Highlights: (continued)

                                                      At December 31, 2001    For the period ended December 31, 2001
                                                   ------------------         -----------------------------------
                                                                    Net       Investment
                                                           Unit    Assets       Income       Expense       Total
MONYEquity Master Subaccounts                      Units  Values   (000s)       Ratio*       Ratio**     Return***
-----------------------------                      ------ ------ ------       ----------     -------     ---------

Dreyfus
Dreyfus Stock Index Subaccount.................... 19,709 $7.96   157            0.51         0.75        (12.91)
Dreyfus Socially Responsible Growth Subaccount (6)     44 $8.57     0(/\/\/\)    0.00(/\)     0.75(/\)    (14.30)

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount............................. 26,701 $7.51   200            0.00         0.75        (18.37)
VIP II Contrafund Subaccount...................... 13,866 $8.21   114            0.59         0.75        (13.03)
VIP III Growth Opportunities Subaccount (6).......    199 $9.27     2            0.00(/\)     0.75(/\)     (7.30)

Janus Aspen Series
Aggressive Growth Subaccount (6)..................    413 $8.04     3            0.00(/\)     0.75(/\)    (19.60)
Balanced Subaccount (5)...........................  1,435 $9.79    14            4.79(/\)     0.75(/\)     (2.10)
Capital Appreciation Subaccount................... 39,919 $6.46   258            1.34         0.75        (22.36)
Worldwide Growth Subaccount....................... 38,546 $6.19   238            0.54         0.75        (23.01)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
*** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(/\)Annualized
(/\/\)Amounts round to less than one
(/\/\/\)Amounts round to less than one thousand
(1) For the period May 4, 2001 through December 31, 2001.
(2) For the period June 19, 2001 through December 31, 2001
(3) For the period May 18, 2001 through December 31, 2001.
(4) For the period August 8, 2001 through December 31, 2001.
(5) For the period June 13, 2001 through December 31, 2001.
(6) For the period May 15, 2001 through December 31, 2001.

                                     MONY

                              Variable Account L

           COMBINED STATEMENT OF ASSETS AND LIABILITIES (unaudited)

                                 June 30, 2002


                              ASSETS
    Investments at cost....................................... $ 45,127,107
                                                               ============
    Investments in respective Funds, at net asset value....... $ 33,132,212
    Amount due from MONY America..............................        7,533
    Amount due from respective Funds..........................        9,117
                                                               ------------
           Total assets.......................................   33,148,862
                                                               ============
                           LIABILITIES
    Amount due to MONY America................................       72,718
    Amount due to respective Funds............................        7,556
                                                               ------------
           Total liabilities..................................       80,274
                                                               ============
    Net assets................................................ $ 33,068,588
                                                               ============
    Net assets consist of:
     Contractholders' net payments............................ $ 38,873,061
     Undistributed net investment income......................   11,814,593
     Accumulated net realized gain (loss) on investments......   (5,624,171)
     Net unrealized appreciation (depreciation) of investments  (11,994,895)
                                                               ------------
    Net assets................................................ $ 33,068,588
                                                               ============

                                     MONY

                              Variable Account L

           COMBINED STATEMENT OF STATEMENT OF OPERATIONS (unaudited)

                    For the six months ended June 30, 2002


  Dividend income................................................ $   125,287
  Distribution from net realized gains...........................           0
  Mortality and expense risk charges.............................    (110,662)
                                                                  -----------
  Net investment income (loss)...................................      14,625
                                                                  -----------
  Realized and unrealized gain (loss) on investments:
   Net realized loss on investments..............................  (1,712,620)
   Net change in unrealized appreciation of investments..........  (2,543,540)
                                                                  -----------
  Net realized and unrealized gain (loss) on investments.........  (4,256,160)
                                                                  -----------
  Net increase (decrease) in net assets resulting from operations $(4,241,532)
                                                                  ===========

                                     MONY

                              Variable Account L

            COMBINED STATEMENT OF CHANGES IN NET ASSETS (unaudited)


                                                                          For the      For the
                                                                        period ended period ended
                                                                          June 30,   December 31,
                                                                            2002         2001
                                                                        ------------ ------------
From operations:
 Net investment income................................................. $    14,625  $ 3,231,474
 Net realized gain (loss) on investments...............................  (1,712,620)  (3,270,716)
 Net change in unrealized appreciation (depreciation) of investments...  (2,543,540)  (3,560,698)
                                                                        -----------  -----------
Net increase in net assets resulting from operations...................  (4,241,535)  (3,599,940)
                                                                        -----------  -----------
From unit transactions:
 Net proceeds from the issuance of units...............................   7,785,100   15,851,567
 Net asset value of units redeemed or used to meet contract obligations  (3,939,786)  (5,925,950)
                                                                        -----------  -----------
Net increase from unit transactions....................................   3,845,314    9,925,617
                                                                        -----------  -----------
Net increase (decrease) in net assets..................................    (396,220)   6,325,677
Net assets beginning of period.........................................  33,464,808   27,139,131
                                                                        -----------  -----------
Net assets end of period*..............................................  33,068,588   33,464,808
                                                                        ===========  ===========
----------
*Includes undistributed net investment income of:                       $11,814,563  $11,799,967
                                                                        ===========  ===========

                                     MONY

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (unaudited)


1. Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 29, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Payment Variable Life insurance policies (Strategist), Variable Universal Life Insurance policies (MONYEquity Master, MONY Custom Equity Master, and MONY Custom Estate Master), Variable Universal Life Insurance, and Survivorship Variable Universal Life Insurance policies, collectively the funds. These policies are issued by MONY America, which is a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"). For presentation purposes, the information related to all Variable Life Insurance policies issued under the Variable Account is presented for the Variable Account as a whole.

   There are currently twenty-eight MONYEquity Master subaccounts, six Strategist subaccounts, thirty-five MONY Custom Equity Master subaccounts, thirty-five MONY Custom Estate Master subaccounts, thirty-five Variable Universal Life subaccounts, and thirty-five Survivorship Universal Life subaccounts within the variable account (each hereafter referred to as a "subaccount"). Each subaccount holds assets that are segregated from all other subaccounts within the Variable Account.

   Each subaccount invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, Janus Aspen Series, Alger American Fund, INVESCO Variable Investment Funds, Inc. PIMCO Variable Insurance Trust, MFS Variable Insurance Trust, Lord Abbett Series Funds, and PBHG Insurance Series Funds (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These combined financial statements should be read in conjunction with the separate financial statements and footnotes of each of the Variable Insurance Policies which are presented on pages before these combined financial statements.

2. Significant Accounting Policies:

   The preparation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment held by each subaccount in the shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value. For the purposes of presentation of the combined financial statements, investments held at June 30, 2002 by all of the subaccounts within the Variable Account have been aggregated.

  Investment Transactions and Investment Income:

   Investments made by the subacccounts in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments by the subaccounts in the portfolios of the Funds are determined on the identified cost-basis. Dividend income and distributions of net realized gains are recorded by the respective subacount on ex-dividend date. Investment

                                     MONY

                              Variable Account L

        NOTES TO COMBINED FINANCIAL STATEMENTS (unaudited) (continued)


income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received by the subaccounts are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based upon current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

3. Related Party Transactions:

   MONY is the legal owner of the assets of the Variable Account.

   Purchase payments received from MONY by the Variable Account represent gross purchase payments recorded by MONY less deductions retained as compensation for any premium taxes.

   A periodic deduction is made from the cash value of the contract for the Annual Contract Charge. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated by the Variable Account as contractholder redemptions. For the period ended June 30, 2002 the aggregate amount deducted for such purposes for all subaccounts within the Variable Account was $2,182,882.

   MONY receives from the subaccounts within the Variable Account amounts deducted for mortality and expense risks at annual rates ranging from .35% to 1.35% of the average daily net assets of each of the respective subaccounts within the Variable Account. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended June 30, 2002, MONY America and MONY received $3,640 in aggregate from certain Funds in connection with the subaccounts within the Variable Account.

                                     MONY

                              Variable Account L

        NOTES TO COMBINED FINANCIAL STATEMENTS (unaudited) (continued)


4. Investments in Funds:

   At June 30, 2002, the aggregate value of investments held in a portfolio of the Funds by all subaccounts within the Variable Account were as follows:

            MONY Series Fund, Inc.

            Intermediate Term Bond Portfolio..............   271,596
            Long Term Bond Portfolio......................   507,350
            Government Securities Portfolio...............   474,746
            Money Market Portfolio........................ 2,095,374
            Equity Growth Portfolio.......................    65,716
            Equity Income Portfolio.......................    47,487
            Diversified Portfolio.........................    79,273

            Enterprise Accumulation Trust

            Equity Portfolio.............................. 5,838,604
            Small Company Value Portfolio................. 5,033,202
            Managed Portfolio............................. 7,648,510
            International Growth Portfolio................ 1,406,683
            High Yield Bond Portfolio.....................   755,818
            Growth Portfolio.............................. 1,014,738
            Growth and Income Portfolio................... 1,050,750
            Small Company Growth Portfolio................   394,774
            Equity Income Portfolio.......................   149,842
            Capital Appreciation Portfolio................   439,655
            Multi-Cap Growth Portfolio....................   463,862
            Balanced Portfolio............................    82,432
            Worldwide Growth Portfolio....................     6,307
            Emerging Countries Portfolio..................     2,964
            Mid-Cap Growth Portfolio......................    39,786
            Globally Socially Responsive Subaccount.......    20,607
            Total Return Subaccount.......................    20,090

            Dreyfus

            Dreyfus Stock Index Fund......................   968,202
            Dreyfus Socially Responsible Growth Fund, Inc.   106,218

            Fidelity Variable Insurance Products Funds

            VIP Growth Portfolio..........................   661,244
            VIP II Contrafund Portfolio...................   550,503
            VIP III Growth Opportunities Portfolio........    96,440

            Janus Aspen Series

            Aggressive Growth Portfolio...................   456,527
            Balanced Portfolio............................   361,220

                                     MONY

                              Variable Account L

        NOTES TO COMBINED FINANCIAL STATEMENTS (unaudited) (continued)


4. Investments in Funds: (continued)

            Capital Appreciation Portfolio..............    654,419
            Flexible Income Portfolio...................     14,344
            International Growth Portfolio..............     47,653
            Worldwide Growth Portfolio..................    797,106
            Strategic Value Portfolio...................

            Alger American Fund

            Balanced Subaccount.........................      7,475
            Mid Cap Subaccount..........................     46,375

            Invesco Variable Series Funds

            Financial Services Subaccount...............     11,461
            Health Sciences Subaccount..................      5,484
            Telecommunications Subaccount...............      8,923

            MFS Variable Insurance Trust

            Mid Cap Growth Subaccount...................     15,483
            New Discovery Subaccount....................     19,379
            Total Return Subaccount.....................     23,782
            Utilities Subaccount........................      4,293

            The Universal Institutional Funds, Inc.

            Emerging Equities Subaccount................     23,915
            Global Value Equity Subaccount..............        799
            U.S. Real Estate Subaccount.................     20,001

            Lord Abbett Series Funds

            Bond Debenture Subaccount...................     11,458
            Growth & Income Subaccount..................     31,862
            Mid Cap Value Subaccount....................     15,631

            PIMCO Variable Insurance Trust

            Global Bond Subaccount......................     29,143
            Real Return Subaccount......................     28,902
            StockPlus Growth & Income...................     92,617

            PBHG Insurance Series Funds

            Mid Cap Value Subaccount....................     41,583
            Select Value Subaccount.....................      5,983

            Total Net Asset--Combined Variable Account L
            Account L................................... 33,068,588

   During the six months ended June 30, 2002, the aggregate cost of shares purchased and the aggregate Proceeds from shares redeemed of the Funds by all the subaccounts within the Variable Account were $39,087,843 and $5,315,698 respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company of America and the
Contractholders of MONY America Variable Account L -- MONY Custom Equity Master

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of MONY Custom Equity Master's Subaccounts of MONY America Variable Account L at December 31, 2001, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company of America's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2001 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 12, 2002

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2001

                                                        MONY Custom Equity Master
                                              ---------------------------------------------
                                                         MONY Series Fund, Inc.
                                              ---------------------------------------------
                                              Intermediate Long Term  Government   Money
                                               Term Bond      Bond    Securities   Market
                                               Subaccount  Subaccount Subaccount Subaccount
                                              ------------ ---------- ---------- ----------
                   ASSETS
Shares held in respective Funds..............     5,436       4,498      7,417    1,301,258
                                                =======     =======    =======   ==========
Investments at cost..........................   $59,645     $59,499    $84,254   $1,301,258
                                                =======     =======    =======   ==========
Investments in respective Funds, at net
  asset value................................   $61,261     $60,178    $84,999   $1,301,258
Amount due from MONY.........................         0           0        361            0
Amount due from respective Funds.............         0           0          0          801
                                                -------     -------    -------   ----------
       Total assets..........................    61,261      60,178     85,360    1,302,059
                                                -------     -------    -------   ----------
                LIABILITIES
Amount due to MONY...........................        11          10         14        1,012
Amount due to respective Funds...............         0           0        361            0
                                                -------     -------    -------   ----------
       Total liabilities.....................        11          10        375        1,012
                                                -------     -------    -------   ----------
Net assets...................................   $61,250     $60,168    $84,985   $1,301,047
                                                =======     =======    =======   ==========
Net assets consist of:
  Contractholders' net payments..............   $58,301     $58,092    $83,431   $1,283,977
  Undistributed net investment income........       823         969        405       17,070
  Accumulated net realized gain (loss) on
   investments...............................       510         428        404            0
  Net unrealized appreciation (depreciation)
   of investments............................     1,616         679        745            0
                                                -------     -------    -------   ----------
Net assets...................................   $61,250     $60,168    $84,985   $1,301,047
                                                =======     =======    =======   ==========
Number of units outstanding*.................     5,383       5,166      7,316      121,626
                                                -------     -------    -------   ----------
Net asset value per unit outstanding*........   $ 11.38     $ 11.65    $ 11.62   $    10.70
                                                =======     =======    =======   ==========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                               MONY Custom Equity Master
-----------------------------------------------------------------------------------------------------------------------
                                             Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------------------------------------
           Small Company            International High Yield            Growth and Small Company   Equity     Capital
  Equity       Value      Managed      Growth        Bond      Growth     Income      Growth       Income   Appreciation
Subaccount  Subaccount   Subaccount  Subaccount   Subaccount Subaccount Subaccount  Subaccount   Subaccount  Subaccount
---------- ------------- ---------- ------------- ---------- ---------- ---------- ------------- ---------- ------------

   37,116      13,002       14,902      21,392      18,452     114,113     87,958      36,420      17,259       45,241
=========    ========     ========    ========     =======    ========   ========    ========     =======     ========
$ 749,042    $279,993     $323,111    $109,419     $81,869    $602,891   $491,383    $278,747     $89,960     $274,197
=========    ========     ========    ========     =======    ========   ========    ========     =======     ========
$ 643,596    $254,705     $292,086    $ 92,625     $80,082    $594,531   $475,851    $286,622     $86,639     $257,421
    1,661       2,902        3,628         244           0       4,743      3,478       1,547           0        1,675
    1,409         503          331         176           0         541        352         167           0          173
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
  646,666     258,110      296,045      93,045      80,082     599,815    479,681     288,336      86,639      259,269
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------

    1,519         544          380         191          14         642        431         214          14          217
    1,661       2,902        3,628         244           0       4,743      3,478       1,547           0        1,675
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
    3,180       3,446        4,008         435          14       5,385      3,909       1,761          14        1,892
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
$ 643,486    $254,664     $292,037    $ 92,610     $80,068    $594,430   $475,772    $286,575     $86,625     $257,377
=========    ========     ========    ========     =======    ========   ========    ========     =======     ========
$ 742,025    $245,321     $310,034    $111,406     $78,507    $621,190   $504,956    $281,311     $90,439     $293,979
  103,298      47,053       22,894      11,132       3,662       1,418      2,353       8,008         509        3,609
  (96,391)    (12,422)      (9,866)    (13,134)       (314)    (19,818)   (16,005)    (10,619)     (1,002)     (23,435)
 (105,446)    (25,288)     (31,025)    (16,794)     (1,787)     (8,360)   (15,532)      7,875      (3,321)     (16,776)
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
$ 643,486    $254,664     $292,037    $ 92,610     $80,068    $594,430   $475,772    $286,575     $86,625     $257,377
=========    ========     ========    ========     =======    ========   ========    ========     =======     ========
   93,665      22,978       31,845      14,206       7,695      70,201     53,806      29,439       9,356       33,465
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
$    6.87    $  11.08     $   9.17    $   6.52     $ 10.40    $   8.47   $   8.84    $   9.73     $  9.26     $   7.69
=========    ========     ========    ========     =======    ========   ========    ========     =======     ========

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2001

                                                                      MONY Custom Equity Master
                                                        -----------------------------------------------------
                                                                    Enterprise Accumulation Trust
                                                        -----------------------------------------------------

                                                        Multi-Cap              Emerging  Worldwide   Mid-Cap
                                                          Growth    Balanced  Countries    Growth     Growth
                                                        Subaccount Subaccount Subaccount Subaccount Subaccount
                                                        ---------- ---------- ---------- ---------- ----------
                        ASSETS
Shares held in respective Funds........................    45,725    12,494        171        456      1,532
                                                         ========   =======     ======     ======    =======
Investments at cost....................................  $399,259   $59,665     $1,479     $3,941    $10,868
                                                         ========   =======     ======     ======    =======
Investments in respective Funds, at net asset value....  $385,464   $60,719     $1,631     $4,071    $11,769
Amount due from MONY...................................     1,798     1,120          0          0          0
Amount due from respective Funds.......................       248       108          0          0          0
                                                         --------   -------     ------     ------    -------
       Total assets....................................   387,510    61,947      1,631      4,071     11,769
                                                         --------   -------     ------     ------    -------
                     LIABILITIES
Amount due to MONY.....................................       313       118          0          1          2
Amount due to respective Funds.........................     1,798     1,120          0          0          0
                                                         --------   -------     ------     ------    -------
       Total liabilities...............................     2,111     1,238          0          1          2
                                                         --------   -------     ------     ------    -------
Net assets.............................................  $385,399   $60,709     $1,631     $4,070    $11,767
                                                         ========   =======     ======     ======    =======
Net assets consist of:
  Contractholders' net payments........................  $443,919   $59,793     $1,521     $4,041    $11,168
  Undistributed net investment income (loss)...........    (1,019)      586         (2)        (3)        (9)
  Accumulated net realized loss on investments.........   (43,706)     (724)       (40)       (98)      (293)
  Net unrealized appreciation (depreciation) of
   investments.........................................   (13,795)    1,054        152        130        901
                                                         --------   -------     ------     ------    -------
Net assets.............................................  $385,399   $60,709     $1,631     $4,070    $11,767
                                                         ========   =======     ======     ======    =======
Number of units outstanding*...........................    60,270     6,380        169        463      1,466
                                                         --------   -------     ------     ------    -------
Net asset value per unit outstanding*..................  $   6.39   $  9.52     $ 9.61     $ 8.80    $  8.03
                                                         ========   =======     ======     ======    =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                             MONY Custom Equity Master
--------------------------------------------------------------------------------------------------------------------------
                       Fidelity Variable Insurance Products Funds              Janus Aspen Series
                       -----------------------------------------  --------------------------------------------
             Dreyfus
 Dreyfus    Socially                                 VIP III
  Stock    Responsible    VIP          VIP II        Growth       Aggressive              Capital    Worldwide
  Index      Growth      Growth      Contrafund   Opportunities     Growth    Balanced  Appreciation   Growth
Subaccount Subaccount  Subaccount    Subaccount    Subaccount     Subaccount Subaccount  Subaccount  Subaccount    Total
---------- ----------- ----------    ----------   -------------   ---------- ---------- ------------ ---------- ----------
   21,988      3,101      12,649        15,784         4,194         18,261     11,019      14,535      15,934
 ========    =======    ========      ========       =======       ========   ========    ========    ========
 $674,324    $88,422    $447,403      $330,381       $64,430       $459,270   $255,689    $333,079    $509,085  $8,422,563
 ========    =======    ========      ========       =======       ========   ========    ========    ========  ==========
 $645,574    $82,707    $423,492      $316,619       $63,375       $401,366   $248,691    $301,173    $454,769  $7,973,274
    1,699        764       1,884         2,081           335          1,937      3,020         772       2,107      37,756
    1,499         64         667           367            69          1,358        159         459         301       9,752
 --------    -------    --------      --------       -------       --------   --------    --------    --------  ----------
  648,772     83,535     426,043       319,067        63,779        404,661    251,870     302,404     457,177   8,020,782
 --------    -------    --------      --------       -------       --------   --------    --------    --------  ----------
    1,608         78         739           420            80          1,425        201         510         376      11,084
    1,699        764       1,884         2,081           335          1,937      3,020         772       2,107      37,756
 --------    -------    --------      --------       -------       --------   --------    --------    --------  ----------
    3,307        842       2,623         2,501           415          3,362      3,221       1,282       2,483      48,840
 --------    -------    --------      --------       -------       --------   --------    --------    --------  ----------
 $645,465    $82,693    $423,420      $316,566       $63,364       $401,299   $248,649    $301,122    $454,694  $7,971,942
 ========    =======    ========      ========       =======       ========   ========    ========    ========  ==========
 $695,136    $96,904    $483,305      $346,113       $69,722       $553,382   $255,541    $366,354    $560,465  $8,710,333
   10,963          1      10,145         5,073          (100)         1,257      6,467       3,096       3,035     262,693
  (31,884)    (8,497)    (46,119)      (20,858)       (5,203)       (95,436)    (6,361)    (36,422)    (54,490)   (551,795)
  (28,750)    (5,715)    (23,911)      (13,762)       (1,055)       (57,904)    (6,998)    (31,906)    (54,316)   (449,289)
 --------    -------    --------      --------       -------       --------   --------    --------    --------  ----------
 $645,465    $82,693    $423,420      $316,566       $63,364       $401,299   $248,649    $301,122    $454,694  $7,971,942
 ========    =======    ========      ========       =======       ========   ========    ========    ========  ==========
   78,584     11,748      57,776        37,789         8,012         90,311     26,527      46,253      71,160
 --------    -------    --------      --------       -------       --------   --------    --------    --------
 $   8.21    $  7.04    $   7.33      $   8.38       $  7.91       $   4.44   $   9.37    $   6.51    $   6.39
 ========    =======    ========      ========       =======       ========   ========    ========    ========

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

                     For the year ended December 31, 2001


                                                 MONY Custom Equity Master
                                       --------------------------------------------
                                                  MONY Series Fund, Inc.
                                       --------------------------------------------
                                       Intermediate Long Term  Government   Money
                                        Term Bond      Bond    Securities   Market
                                        Subaccount  Subaccount Subaccount Subaccount
                                       ------------ ---------- ---------- ----------
Dividend income.......................    $  960      $1,095     $  531    $18,123
Distribution from net realized gains..         0           0          0          0
Mortality and expense risk charges....      (124)       (119)      (122)    (2,102)
                                          ------      ------     ------    -------
Net investment income.................       836         976        409     16,021
                                          ------      ------     ------    -------
Realized and unrealized gain (loss)
  on investments:
  Net realized gain (loss) on
   investments........................       481         412        383          0
  Net change in unrealized
   appreciation (depreciation) of
   investments........................     1,137         301        594          0
                                          ------      ------     ------    -------
Net realized and unrealized gain
  (loss) on investments...............     1,618         713        977          0
                                          ------      ------     ------    -------
Net increase (decrease) in net assets
  resulting from operations...........    $2,454      $1,689     $1,386    $16,021
                                          ======      ======     ======    =======

                      See notes to financial statements.

                                               MONY Custom Equity Master
------------------------------------------------------------------------------------------------------------------------
                                             Enterprise Accumulation Trust
-----------------------------------------------------------------------------------------------------------------------
           Small Company            International High Yield            Growth and Small Company   Equity     Capital
  Equity       Value      Managed      Growth        Bond      Growth     Income      Growth       Income   Appreciation
Subaccount  Subaccount   Subaccount  Subaccount   Subaccount Subaccount Subaccount  Subaccount   Subaccount  Subaccount
---------- ------------- ---------- ------------- ---------- ---------- ---------- ------------- ---------- ------------
$       0    $    422     $  5,625    $    529     $ 3,649    $  2,213   $  3,348    $      0     $   699     $  1,353
   90,967      42,654       13,457       8,192           0           0          0       8,469           0            0
   (1,529)       (472)        (724)       (227)       (145)     (1,381)    (1,009)       (627)       (188)        (638)
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
   89,438      42,604       18,358       8,494       3,504         832      2,339       7,842         511          715
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
  (89,824)    (10,977)      (7,992)    (12,259)       (279)    (18,278)   (15,933)    (10,901)     (1,072)     (22,752)
  (68,120)    (22,560)     (32,257)    (13,112)     (1,717)    (12,826)   (14,041)      9,613      (4,337)      (7,298)
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
 (157,944)    (33,537)     (40,249)    (25,371)     (1,996)    (31,104)   (29,974)     (1,288)     (5,409)     (30,050)
---------    --------     --------    --------     -------    --------   --------    --------     -------     --------
$ (68,506)   $  9,067     $(21,891)   $(16,877)    $ 1,508    $(30,272)  $(27,635)   $  6,554     $(4,898)    $(29,335)
=========    ========     ========    ========     =======    ========   ========    ========     =======     ========

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                                                MONY Custom Equity Master
                          -----------------------------------------------------------------------------------------------------
                                              Enterprise Accumulation Trust
                          ---------------------------------------------------------------------
                           Multi-Cap                   Emerging      Worldwide       Mid-Cap       Dreyfus     Dreyfus Socially
                             Growth      Balanced     Countries        Growth         Growth     Stock Index  Responsible Growth
                           Subaccount   Subaccount    Subaccount     Subaccount     Subaccount    Subaccount      Subaccount
                          ------------ ------------ -------------- -------------- -------------- ------------ ------------------
                                                    For the period For the period For the period
                          For the year For the year June 8, 2001** June 8, 2001** June 8, 2001** For the year    For the year
                             ended        ended        through        through        through        ended           ended
                          December 31, December 31,  December 31,   December 31,   December 31,  December 31,    December 31,
                              2001         2001          2001           2001           2001          2001            2001
                          ------------ ------------ -------------- -------------- -------------- ------------ ------------------
Dividend income..........   $      0      $ 685          $  0           $  0          $   0        $  5,230        $     51
Distribution from net
  realized gains.........          0          0             0              0              0           3,330               0
Mortality and expense
  risk charges...........       (907)      (116)           (2)            (3)            (9)         (1,430)           (191)
                            --------      -----          ----           ----          -----        --------        --------
Net investment
  income (loss)..........       (907)       569            (2)            (3)            (9)          7,130            (140)
                            --------      -----          ----           ----          -----        --------        --------
Realized and unrealized
  gain (loss) on
  investments:
  Net realized loss on
   investments...........    (41,378)      (612)          (40)           (98)          (293)        (30,637)         (8,248)
  Net change in
   unrealized
   appreciation
   (depreciation) of
   investments...........      9,788        825           152            130            901         (15,177)         (3,277)
                            --------      -----          ----           ----          -----        --------        --------
Net realized and
  unrealized gain (loss)
  on investments.........    (31,590)       213           112             32            608         (45,814)        (11,525)
                            --------      -----          ----           ----          -----        --------        --------
Net increase (decrease)
  in net assets
  resulting from
  operations.............   $(32,497)     $ 782          $110           $ 29          $ 599        $(38,684)       $(11,665)
                            ========      =====          ====           ====          =====        ========        ========

----------
** Commencement of operations

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                     For the year ended December 31, 2001

                                                                      MONY Custom Equity Master
                                 ----------------------------------------------------------------------------------------
                                 Fidelity Variable Insurance Products Funds              Janus Aspen Series
                                 -----------------------------------------  --------------------------------------------
                                    VIP       VIP II         VIP III        Aggressive              Capital    Worldwide
                                   Growth   Contrafund Growth Opportunities   Growth    Balanced  Appreciation   Growth
                                 Subaccount Subaccount      Subaccount      Subaccount Subaccount  Subaccount  Subaccount
-                                ---------- ---------- -------------------- ---------- ---------- ------------ ----------
Dividend income.................  $      0   $  1,212        $    68        $       0   $  5,611    $  3,168    $  2,042
Distribution from net realized
  gains.........................    11,254      4,848              0                0          0           0           0
Mortality and expense risk
  charges.......................      (990)      (828)          (145)            (951)      (615)       (785)     (1,204)
                                  --------   --------        -------        ---------   --------    --------    --------
Net investment income (loss)....    10,264      5,232            (77)            (951)     4,996       2,383         838
                                  --------   --------        -------        ---------   --------    --------    --------
Realized and unrealized gain
  (loss) on investments:
 Net realized loss on
   investments..................   (45,170)   (20,592)        (4,908)         (89,137)    (5,465)    (34,995)    (50,896)
 Net change in unrealized
   appreciation (depreciation)
   of investments...............    (7,814)    (7,442)         1,115          (23,785)    (5,338)    (13,217)    (28,133)
                                  --------   --------        -------        ---------   --------    --------    --------
Net realized and unrealized loss
  on investments................   (52,984)   (28,034)        (3,793)        (112,922)   (10,803)    (48,212)    (79,029)
                                  --------   --------        -------        ---------   --------    --------    --------
Net decrease in net assets
  resulting from operations.....  $(42,720)  $(22,802)       $(3,870)       $(113,873)  $ (5,807)   $(45,829)   $(78,191)
                                  ========   ========        =======        =========   ========    ========    ========






                                   Total
-                                ---------
Dividend income................. $  56,614
Distribution from net realized
  gains.........................   183,171
Mortality and expense risk
  charges.......................   (17,583)
                                 ---------
Net investment income (loss)....   222,202
                                 ---------
Realized and unrealized gain
  (loss) on investments:
 Net realized loss on
   investments..................  (521,460)
 Net change in unrealized
   appreciation (depreciation)
   of investments...............  (255,895)
                                 ---------
Net realized and unrealized loss
  on investments................  (777,355)
                                 ---------
Net decrease in net assets
  resulting from operations..... $(555,153)
                                 =========

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS


                                                                                 MONY Custom Equity Master
                                                                  ------------------------------------------------------
                                                                                  MONY Series Fund, Inc.
                                                                  ------------------------------------------------------
                                                                                                       Long Term
                                                                         Intermediate                    Bond
                                                                     Term Bond Subaccount             Subaccount
                                                                  --------------------------  --------------------------
                                                                               For the period              For the period
                                                                  For the year June 9, 2000** For the year June 9, 2000**
                                                                     ended        through        ended        through
                                                                  December 31,  December 31,  December 31,  December 31,
                                                                      2001          2000          2001          2000
                                                                  ------------ -------------- ------------ --------------
From operations:
  Net investment income (loss)...................................   $    836      $   (13)      $    976      $    (7)
  Net realized gain (loss) on investments........................        481           29            412           16
  Net change in unrealized appreciation (depreciation) of
   investments...................................................      1,137          479            301          378
                                                                    --------      -------       --------      -------
Net increase (decrease) in net assets resulting from operations..      2,454          495          1,689          387
                                                                    --------      -------       --------      -------
From unit transactions:
  Net proceeds from the issuance of units........................     54,847       16,418         65,177       10,427
  Net asset value of units redeemed or used to meet
   contract obligations..........................................    (12,148)        (816)       (17,053)        (459)
                                                                    --------      -------       --------      -------
Net increase from unit transactions..............................     42,699       15,602         48,124        9,968
                                                                    --------      -------       --------      -------
Net increase in net assets.......................................     45,153       16,097         49,813       10,355
Net assets beginning of period...................................     16,097            0         10,355            0
                                                                    --------      -------       --------      -------
Net assets end of period*........................................   $ 61,250      $16,097       $ 60,168      $10,355
                                                                    ========      =======       ========      =======
Unit transactions:
Units outstanding beginning of period............................      1,530            0            942            0
Units issued during the period...................................      4,957        1,609          5,723          985
Units redeemed during the period.................................     (1,104)         (79)        (1,499)         (43)
                                                                    --------      -------       --------      -------
Units outstanding end of period..................................      5,383        1,530          5,166          942
                                                                    ========      =======       ========      =======
----------
*  Includes undistributed net investment income (loss) of:          $    823      $   (13)      $    969      $    (7)
                                                                    ========      =======       ========      =======

** Commencement of operations

                      See notes to financial statements.

                                           MONY Custom Equity Master
--------------------------------------------------------------------------------------------------------------
                MONY Series Fund, Inc.                               Enterprise Accumulation Trust
------------------------------------------------------  ------------------------------------------------------
        Government                     Money                                               Small Company
        Securities                    Market                      Equity                       Value
        Subaccount                  Subaccount                  Subaccount                  Subaccount
--------------------------  --------------------------  --------------------------  --------------------------
             For the period              For the period              For the period              For the period
For the year May 18, 2000** For the year June 8, 2000** For the year May 5, 2000**  For the year May 3, 2000**
   ended        through        ended        through        ended        through        ended        through
December 31,  December 31,  December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
    2001          2000          2001          2000          2001          2000          2001          2000
------------ -------------- ------------ -------------- ------------ -------------- ------------ --------------
  $    409       $   (4)     $   16,021    $   1,049     $  89,438      $ 13,860      $ 42,604      $ 4,449
       383           21               0            0       (89,824)       (6,567)      (10,977)      (1,445)
       594          151               0            0       (68,120)      (37,326)      (22,560)      (2,728)
  --------       ------      ----------    ---------     ---------      --------      --------      -------
     1,386          168          16,021        1,049       (68,506)      (30,033)        9,067          276
  --------       ------      ----------    ---------     ---------      --------      --------      -------
    93,798        6,616       1,828,369      420,053       614,166       265,821       237,430       64,812

   (16,515)        (468)       (584,681)    (379,764)     (125,139)      (12,823)      (53,014)      (3,907)
  --------       ------      ----------    ---------     ---------      --------      --------      -------
    77,283        6,148       1,243,688       40,289       489,027       252,998       184,416       60,905
  --------       ------      ----------    ---------     ---------      --------      --------      -------
    78,669        6,316       1,259,709       41,338       420,521       222,965       193,483       61,181
     6,316            0          41,338            0       222,965             0        61,181            0
  --------       ------      ----------    ---------     ---------      --------      --------      -------
  $ 84,985       $6,316      $1,301,047    $  41,338     $ 643,486      $222,965      $254,664      $61,181
  ========       ======      ==========    =========     =========      ========      ========      =======
       577            0           3,997            0        26,254             0         5,789            0
     8,191          621         172,939       41,193        85,417        27,602        22,117        6,158
    (1,452)         (44)        (55,310)     (37,196)      (18,006)       (1,348)       (4,928)        (369)
  --------       ------      ----------    ---------     ---------      --------      --------      -------
     7,316          577         121,626        3,997        93,665        26,254        22,978        5,789
  ========       ======      ==========    =========     =========      ========      ========      =======

  $    405       $   (4)     $   17,070    $   1,049     $ 103,298      $ 13,860      $ 47,053      $ 4,449
  ========       ======      ==========    =========     =========      ========      ========      =======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (Continued)

                                                                                 MONY Custom Equity Master
                                                                  ------------------------------------------------------
                                                                               Enterprise Accumulation Trust
                                                                  ------------------------------------------------------
                                                                                                     International
                                                                            Managed                     Growth
                                                                          Subaccount                  Subaccount
                                                                  --------------------------  --------------------------
                                                                               For the period              For the period
                                                                  For the year May 5, 2000**  For the year May 3, 2000**
                                                                     ended        through        ended        through
                                                                  December 31,  December 31,  December 31,  December 31,
                                                                      2001          2000          2001          2000
                                                                  ------------ -------------- ------------ --------------
From operations:
  Net investment income..........................................   $ 18,358      $  4,536      $  8,494      $ 2,638
  Net realized gain (loss) on investments........................     (7,992)       (1,874)      (12,259)        (875)
  Net change in unrealized appreciation (depreciation) of
   investments...................................................    (32,257)        1,232       (13,112)      (3,682)
                                                                    --------      --------      --------      -------
Net increase (decrease) in net assets resulting from operations..    (21,891)        3,894       (16,877)      (1,919)
                                                                    --------      --------      --------      -------
From unit transactions:
  Net proceeds from the issuance of units........................    226,381       128,670        86,356       55,852
  Net asset value of units redeemed or used to meet contract
   obligations...................................................    (40,330)       (4,687)      (24,672)      (6,130)
                                                                    --------      --------      --------      -------
Net increase from unit transactions..............................    186,051       123,983        61,684       49,722
                                                                    --------      --------      --------      -------
Net increase in net assets.......................................    164,160       127,877        44,807       47,803
Net assets beginning of period...................................    127,877             0        47,803            0
                                                                    --------      --------      --------      -------
Net assets end of period*........................................   $292,037      $127,877      $ 92,610      $47,803
                                                                    ========      ========      ========      =======
Unit transactions:
Units outstanding beginning of period............................     12,345             0         5,274            0
Units issued during the period...................................     23,812        12,801        12,354        5,933
Units redeemed during the period.................................     (4,312)         (456)       (3,422)        (659)
                                                                    --------      --------      --------      -------
Units outstanding end of period..................................     31,845        12,345        14,206        5,274
                                                                    ========      ========      ========      =======
----------
*  Includes undistributed net investment income of:                 $ 22,894      $  4,536      $ 11,132      $ 2,638
                                                                    ========      ========      ========      =======

** Commencement of operations

                      See notes to financial statements.

                                           MONY Custom Equity Master
--------------------------------------------------------------------------------------------------------------
                                         Enterprise Accumulation Trust
--------------------------------------------------------------------------------------------------------------
        High Yield                                              Growth and                 Small Company
           Bond                       Growth                      Income                      Growth
        Subaccount                  Subaccount                  Subaccount                  Subaccount
--------------------------  --------------------------  --------------------------  --------------------------
             For the period              For the period              For the period              For the period
For the year June 8, 2000** For the year May 3, 2000**  For the year May 3, 2000**  For the year May 3, 2000**
   ended        through        ended        through        ended        through        ended        through
December 31,  December 31,  December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
    2001          2000          2001          2000          2001          2000          2001          2000
------------ -------------- ------------ -------------- ------------ -------------- ------------ --------------
  $  3,504      $   158      $     832      $    586     $   2,339      $     14      $  7,842      $    166
      (279)         (35)       (18,278)       (1,540)      (15,933)          (72)      (10,901)          282
    (1,717)         (70)       (12,826)        4,466       (14,041)       (1,491)        9,613        (1,738)
  --------      -------      ---------      --------     ---------      --------      --------      --------
     1,508           53        (30,272)        3,512       (27,635)       (1,549)        6,554        (1,290)
  --------      -------      ---------      --------     ---------      --------      --------      --------
    76,810       15,182        515,492       240,695       521,272       100,715       238,098       105,946
   (12,573)        (912)      (117,820)      (17,177)     (105,992)      (11,039)      (54,202)       (8,531)
  --------      -------      ---------      --------     ---------      --------      --------      --------
    64,237       14,270        397,672       223,518       415,280        89,676       183,896        97,415
  --------      -------      ---------      --------     ---------      --------      --------      --------
    65,745       14,323        367,400       227,030       387,645        88,127       190,450        96,125
    14,323            0        227,030             0        88,127             0        96,125             0
  --------      -------      ---------      --------     ---------      --------      --------      --------
  $ 80,068      $14,323      $ 594,430      $227,030     $ 475,772      $ 88,127      $286,575      $ 96,125
  ========      =======      =========      ========     =========      ========      ========      ========
     1,453            0         23,359             0         8,752             0         9,464             0
     7,462        1,543         60,795        25,155        56,790         9,822        25,927        10,293
    (1,220)         (90)       (13,953)       (1,796)      (11,736)       (1,070)       (5,952)         (829)
  --------      -------      ---------      --------     ---------      --------      --------      --------
     7,695        1,453         70,201        23,359        53,806         8,752        29,439         9,464
  ========      =======      =========      ========     =========      ========      ========      ========

  $  3,662      $   158      $   1,418      $    586     $   2,353      $     14      $  8,008      $    166
  ========      =======      =========      ========     =========      ========      ========      ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                        MONY Custom Equity Master
                                         ------------------------------------------------------
                                                      Enterprise Accumulation Trust
                                         ------------------------------------------------------
                                                   Equity                      Capital
                                                   Income                   Appreciation
                                                 Subaccount                  Subaccount
                                         --------------------------  --------------------------
                                                      For the period              For the period
                                         For the year May 18, 2000** For the year May 4, 2000**
                                            ended        through        ended        through
                                         December 31,  December 31,  December 31,  December 31,
                                             2001          2000          2001          2000
                                         ------------ -------------- ------------ --------------
From operations:
  Net investment income (loss)..........   $    511      $    (2)      $    715      $  2,894
  Net realized gain (loss) on
   investments..........................     (1,072)          70        (22,752)         (683)
  Net change in unrealized appreciation
   (depreciation) of investments........     (4,337)       1,016         (7,298)       (9,478)
                                           --------      -------       --------      --------
Net increase (decrease) in net assets
  resulting from operations.............     (4,898)       1,084        (29,335)       (7,267)
                                           --------      -------       --------      --------
From unit transactions:
  Net proceeds from the issuance of
   units................................     80,770       30,826        223,818       136,240
  Net asset value of units redeemed or
   used to meet contract obligations....    (18,589)      (2,568)       (54,654)      (11,425)
                                           --------      -------       --------      --------
Net increase from unit transactions.....     62,181       28,258        169,164       124,815
                                           --------      -------       --------      --------
Net increase in net assets..............     57,283       29,342        139,829       117,548
Net assets beginning of period..........     29,342            0        117,548             0
                                           --------      -------       --------      --------
Net assets end of period*...............   $ 86,625      $29,342       $257,377      $117,548
                                           ========      =======       ========      ========
Unit transactions:
Units outstanding beginning of period...      2,818            0         12,316             0
Units issued during the period..........      8,493        3,077         28,080        13,448
Units redeemed during the period........     (1,955)        (259)        (6,931)       (1,132)
                                           --------      -------       --------      --------
Units outstanding end of period.........      9,356        2,818         33,465        12,316
                                           ========      =======       ========      ========
----------
*  Includes undistributed net
   investment income (loss) of:            $    509      $    (2)      $  3,609      $  2,894
                                           ========      =======       ========      ========

** Commencement of operations

                      See notes to financial statements.

                                                   MONY Custom Equity Master
-------------------------------------------------------------------------------------------------------------------------------
                                   Enterprise Accumulation Trust
---------------------------------------------------------------------------------------------------
                                                                                                               Dreyfus
         Multi-Cap                                         Emerging      Worldwide       Mid-Cap                Stock
          Growth                     Balanced             Countries        Growth         Growth                Index
        Subaccount                  Subaccount            Subaccount     Subaccount     Subaccount           Subaccount
--------------------------  --------------------------  -------------- -------------- -------------- --------------------------
             For the period              For the period For the period For the period For the period              For the period
For the year May 3, 2000**  For the year May 16, 2000** June 8, 2001** June 8, 2001** June 8, 2001** For the year May 3, 2000**
   ended        through        ended        through        through        through        through        ended        through
December 31,  December 31,  December 31,  December 31,   December 31,   December 31,   December 31,  December 31,  December 31,
    2001          2000          2001          2000           2001           2001           2001          2001          2000
------------ -------------- ------------ -------------- -------------- -------------- -------------- ------------ --------------
  $   (907)     $   (112)     $    569      $    17         $   (2)        $   (3)       $    (9)     $   7,130      $  3,833
   (41,378)       (2,328)         (612)        (112)           (40)           (98)          (293)       (30,637)       (1,247)
     9,788       (23,583)          825          229            152            130            901        (15,177)      (13,573)
  --------      --------      --------      -------         ------         ------        -------      ---------      --------
   (32,497)      (26,023)          782          134            110             29            599        (38,684)      (10,987)
  --------      --------      --------      -------         ------         ------        -------      ---------      --------
   343,187       195,640        76,777        7,677          1,757          4,723         12,526        587,939       248,777

   (77,595)      (17,313)      (23,620)      (1,041)          (236)          (682)        (1,358)      (123,130)      (18,450)
  --------      --------      --------      -------         ------         ------        -------      ---------      --------
   265,592       178,327        53,157        6,636          1,521          4,041         11,168        464,809       230,327
  --------      --------      --------      -------         ------         ------        -------      ---------      --------
   233,095       152,304        53,939        6,770          1,631          4,070         11,767        426,125       219,340
   152,304             0         6,770            0              0              0              0        219,340             0
  --------      --------      --------      -------         ------         ------        -------      ---------      --------
  $385,399      $152,304      $ 60,709      $ 6,770         $1,631         $4,070        $11,767      $ 645,465      $219,340
  ========      ========      ========      =======         ======         ======        =======      =========      ========
    19,707             0           682            0              0              0              0         23,366             0
    52,586        21,605         8,226          789            197            542          1,643         69,968        25,237
   (12,023)       (1,898)       (2,528)        (107)           (28)           (79)          (177)       (14,750)       (1,871)
  --------      --------      --------      -------         ------         ------        -------      ---------      --------
    60,270        19,707         6,380          682            169            463          1,466         78,584        23,366
  ========      ========      ========      =======         ======         ======        =======      =========      ========

  $ (1,019)     $   (112)     $    586      $    17         $   (2)        $   (3)       $    (9)     $  10,963      $  3,833
  ========      ========      ========      =======         ======         ======        =======      =========      ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                                    MONY Custom Equity Master
                                                                     ------------------------------------------------------
                                                                                                 Fidelity Variable Insurance
                                                                                                       Products Funds
                                                                                                 --------------------------
                                                                               Dreyfus
                                                                              Socially                       VIP
                                                                         Responsible Growth                Growth
                                                                             Subaccount                  Subaccount
                                                                     --------------------------  --------------------------
                                                                                  For the period              For the period
                                                                     For the year May 11, 2000** For the year May 3, 2000**
                                                                        ended        through        ended        through
                                                                     December 31,  December 31,  December 31,  December 31,
                                                                         2001          2000          2001          2000
                                                                     ------------ -------------- ------------ --------------
From operations:
 Net investment income (loss).......................................   $   (140)     $   141      $  10,264      $   (119)
 Net realized loss on investments...................................     (8,248)        (249)       (45,170)         (949)
 Net change in unrealized appreciation (depreciation) of investments     (3,277)      (2,438)        (7,814)      (16,097)
                                                                       --------      -------      ---------      --------
Net decrease in net assets resulting from operations................    (11,665)      (2,546)       (42,720)      (17,165)
                                                                       --------      -------      ---------      --------
From unit transactions:
 Net proceeds from the issuance of units............................     91,828       26,874        434,904       161,406
 Net asset value of units redeemed or used to meet contract
   obligations......................................................    (18,864)      (2,934)      (102,004)      (11,001)
                                                                       --------      -------      ---------      --------
Net increase from unit transactions.................................     72,964       23,940        332,900       150,405
                                                                       --------      -------      ---------      --------
Net increase in net assets..........................................     61,299       21,394        290,180       133,240
Net assets beginning of period......................................     21,394            0        133,240             0
                                                                       --------      -------      ---------      --------
Net assets end of period*...........................................   $ 82,693      $21,394      $ 423,420      $133,240
                                                                       ========      =======      =========      ========
Unit transactions:
Units outstanding beginning of period...............................      2,344            0         14,902             0
Units issued during the period......................................     11,940        2,640         56,380        16,021
Units redeemed during the period....................................     (2,536)        (296)       (13,506)       (1,119)
                                                                       --------      -------      ---------      --------
Units outstanding end of period.....................................     11,748        2,344         57,776        14,902
                                                                       ========      =======      =========      ========
----------
*Includes undistributed net investment income (loss) of:               $      1      $   141      $  10,145      $   (119)
                                                                       ========      =======      =========      ========

** Commencement of operations

                      See notes to financial statements.

                                           MONY Custom Equity Master
--------------------------------------------------------------------------------------------------------------
      Fidelity Variable Insurance Products Funds                          Janus Aspen Series
------------------------------------------------------  ------------------------------------------------------
          VIP II                      VIP III                   Aggressive
        Contrafund             Growth Opportunities               Growth                     Balanced
        Subaccount                  Subaccount                  Subaccount                  Subaccount
--------------------------  --------------------------  --------------------------  --------------------------
             For the period              For the period              For the period              For the period
For the year May 17, 2000** For the year May 11, 2000** For the year May 3, 2000**  For the year May 5, 2000**
   ended        through        ended        through        ended        through        ended        through
December 31,  December 31,  December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
    2001          2000          2001          2000          2001          2000          2001          2000
------------ -------------- ------------ -------------- ------------ -------------- ------------ --------------
  $  5,232      $   (159)     $    (77)     $   (23)     $    (951)     $  2,208      $  4,996      $ 1,471
   (20,592)         (266)       (4,908)        (295)       (89,137)       (6,299)       (5,465)        (896)
    (7,442)       (6,320)        1,115       (2,170)       (23,785)      (34,119)       (5,338)      (1,660)
  --------      --------      --------      -------      ---------      --------      --------      -------
   (22,802)       (6,745)       (3,870)      (2,488)      (113,873)      (38,210)       (5,807)      (1,085)
  --------      --------      --------      -------      ---------      --------      --------      -------
   241,564       179,578        54,447       33,729        465,872       206,852       228,701       87,686
   (65,363)       (9,666)      (15,463)      (2,991)       (99,638)      (19,704)      (54,763)      (6,083)
  --------      --------      --------      -------      ---------      --------      --------      -------
   176,201       169,912        38,984       30,738        366,234       187,148       173,938       81,603
  --------      --------      --------      -------      ---------      --------      --------      -------
   153,399       163,167        35,114       28,250        252,361       148,938       168,131       80,518
   163,167             0        28,250            0        148,938             0        80,518            0
  --------      --------      --------      -------      ---------      --------      --------      -------
  $316,566      $163,167      $ 63,364      $28,250      $ 401,299      $148,938      $248,649      $80,518
  ========      ========      ========      =======      =========      ========      ========      =======
    17,007             0         3,045            0         20,212             0         8,160            0
    28,573        17,987         6,917        3,345         90,124        22,314        24,202        8,768
    (7,791)         (980)       (1,950)        (300)       (20,025)       (2,102)       (5,835)        (608)
  --------      --------      --------      -------      ---------      --------      --------      -------
    37,789        17,007         8,012        3,045         90,311        20,212        26,527        8,160
  ========      ========      ========      =======      =========      ========      ========      =======

  $  5,073      $   (159)     $   (100)     $   (23)     $   1,257      $  2,208      $  6,467      $ 1,471
  ========      ========      ========      =======      =========      ========      ========      =======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                        MONY Custom Equity Master
                                           ----------------------------------------------------------------------------------
                                                             Janus Aspen Series
                                           ------------------------------------------------------
                                                     Capital                    Worldwide
                                                  Appreciation                   Growth
                                                   Subaccount                  Subaccount                     Total
                                           --------------------------  --------------------------  --------------------------
                                                        For the period              For the period
                                           For the year May 3, 2000**  For the year May 3, 2000**  For the year For the period
                                              ended        through        ended        through        ended         ended
                                           December 31,  December 31,  December 31,  December 31,  December 31,  December 31,
                                               2001          2000          2001          2000          2001          2000
                                           ------------ -------------- ------------ -------------- ------------ --------------
From operations:
 Net investment income....................   $  2,383      $    713     $     838      $  2,197    $   222,202    $   40,491
 Net realized loss on investments.........    (34,995)       (1,427)      (50,896)       (3,594)      (521,460)      (30,335)
 Net change in unrealized depreciation of
   investments............................    (13,217)      (18,689)      (28,133)      (26,183)      (255,895)     (193,394)
                                             --------      --------     ---------      --------    -----------    ----------
Net decrease in net assets resulting from
  operations..............................    (45,829)      (19,403)      (78,191)      (27,580)      (555,153)     (183,238)
                                             --------      --------     ---------      --------    -----------    ----------
From unit transactions:
 Net proceeds from the issuance of
   units..................................    273,738       177,591       404,800       273,335      8,085,547     3,197,418
 Net asset value of units redeemed or used
   to meet contract obligations...........    (69,512)      (15,463)     (102,101)      (15,569)    (1,991,711)     (580,921)
                                             --------      --------     ---------      --------    -----------    ----------
Net increase from unit transactions.......    204,226       162,128       302,699       257,766      6,093,836     2,616,497
                                             --------      --------     ---------      --------    -----------    ----------
Net increase in net assets................    158,397       142,725       224,508       230,186      5,538,683     2,433,259
Net assets beginning of period............    142,725             0       230,186             0      2,433,259             0
                                             --------      --------     ---------      --------    -----------    ----------
Net assets end of period*.................   $301,122      $142,725     $ 454,694      $230,186    $ 7,971,942    $2,433,259
                                             ========      ========     =========      ========    ===========    ==========
Unit transactions:
Units outstanding beginning of period.....     17,106             0        27,835             0
Units issued during the period............     39,167        18,775        58,551        29,513
Units redeemed during the period..........    (10,020)       (1,669)      (15,226)       (1,678)
                                             --------      --------     ---------      --------
Units outstanding end of period...........     46,253        17,106        71,160        27,835
                                             ========      ========     =========      ========
----------
*Includes undistributed net investment
 income of:                                  $  3,096      $    713     $   3,035      $  2,197    $   262,693    $   40,491
                                             ========      ========     =========      ========    ===========    ==========

** Commencement of operations

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS

1.  Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master). These policies are issued by MONY. For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Custom Equity Master) is presented here.

   There are twenty-eight MONY Custom Equity Master Subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). Certain subaccounts of MONY Custom Equity Master commenced operations during the year ended December 31, 2000, and the remaining subaccounts commenced operations during the period ended December 31, 2001. The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY to the policyholders.

2.  Significant Accounting Policies:

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment in shares of each of the respective Funds' portfolio is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains are recorded on the ex-dividend date. Investment income includes dividends from net investment income and distribution of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3.  Related Party Transactions:

   MONY is the legal owner of the assets held by the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for such purposes for all of the MONY Custom Equity Master Subaccounts for the period ended December 31, 2001 aggregated $1,649,039.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of the average daily net assets of each of the MONY Custom Equity Master subaccounts. As MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY, acts as investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, 2001, MONY received $2,565 in connection with MONY Custom Equity Master subaccounts.

4.  Investment Transactions:

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the period ended December 31, 2001 were as follows:

                                              Cost of Shares
                                                 Acquired
                                                (Excludes     Proceeds from
MONY Custom Equity Master Subaccounts         Reinvestments) Shares Redeemed
-------------------------------------         -------------- ---------------

MONY Series Fund, Inc.
Intermediate Term Bond Portfolio.............   $   55,653     $   13,077
Long Term Bond Portfolio.....................       72,394         24,385
Government Securities Portfolio..............       96,470         19,299
Money Market Portfolio.......................    2,861,073      1,619,324

Enterprise Accumulation Trust
Equity Portfolio.............................      646,196        158,729
Small Company Value Portfolio................      247,004         63,061
Managed Portfolio............................      231,817         46,517
International Growth Portfolio...............       89,632         28,195
High Yield Bond Portfolio....................       78,829         14,728
Growth Portfolio.............................      541,332        145,080
Growth and Income Portfolio..................      541,854        127,555
Small Company Growth Portfolio...............      246,690         63,433

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


4.  Investment Transactions: (continued)

                                              Cost of Shares
                                                 Acquired
                                                (Excludes     Proceeds from
MONY Custom Equity Master Subaccounts         Reinvestments) Shares Redeemed
-------------------------------------         -------------- ---------------
Equity Income Portfolio......................    $ 95,983       $ 33,987
Capital Appreciation Portfolio...............     231,402         62,913
Multi-Cap Growth Portfolio...................     357,422         92,771
Balanced Portfolio...........................      93,193         40,147
Emerging Countries Portfolio.................       1,922            403
Worldwide Growth Portfolio...................       4,780            741
Mid-Cap Growth Portfolio.....................      13,175          2,014

Dreyfus
Dreyfus Stock Index Fund.....................     621,460        158,101
Dreyfus Socially Responsible Growth Fund,
  Inc........................................     113,557         40,786

Fidelity Variable Insurance Products Funds
VIP Growth Portfolio.........................     456,240        124,055
VIP II Contrafund Portfolio..................     261,609         86,299
VIP III Growth Opportunities Portfolio.......      62,330         23,498

Janus Aspen Series
Aggressive Growth Portfolio..................     496,559        131,304
Balanced Portfolio...........................     241,901         68,586
Capital Appreciation Portfolio...............     301,538         98,151
Worldwide Growth Portfolio...................     432,038        130,624

5.  Financial Highlights:

   For a unit outstanding throughout the period ended December 31, 2001:

                                                  At December 31, 2001      For the period ended December 31, 2001
                                              ----------------------------- -------------------------------------
                                                                            Investment
                                                                 Net Assets   Income       Expense      Total
MONY Custom Equity Master Subaccounts          Units  Unit Value  (000's)     Ratio*       Ratio**    Return***
-------------------------------------         ------- ---------- ---------- ----------     -------    ---------

MONY Series Fund, Inc.
Intermediate Term Bond Subaccount............   5,383   $11.38     $   61      2.71%        0.35%        8.17%
Long Term Bond Subaccount....................   5,166    11.65         60      3.22         0.35         5.91
Government Securities Subaccount.............   7,316    11.62         85      1.52         0.35         6.22
Money Market Subaccount...................... 121,626    10.70      1,301      3.02         0.35         3.48

Enterprise Accumulation Trust
Equity Subaccount............................  93,665     6.87        643      0.00         0.35       (19.08)
Small Company Value Subaccount...............  22,978    11.08        255      0.31         0.35         4.82
Managed Subaccount...........................  31,845     9.17        292      2.72         0.35       (11.49)
International Growth Subaccount..............  14,206     6.52         93      0.82         0.35       (28.04)
High Yield Bond Subaccount...................   7,695    10.40         80      8.81         0.35         5.48
Growth Subaccount............................  70,201     8.47        594      0.56         0.35       (12.86)
Growth and Income Subaccount.................  53,806     8.84        476      1.16         0.35       (12.21)
Small Company Growth Subaccount..............  29,439     9.73        287      0.00         0.35        (4.23)
Equity Income Subaccount.....................   9,356     9.26         87      1.30         0.35       (11.05)

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial Highlights: (continued)

                                                  At December 31, 2001     For the period ended December 31, 2001
                                              ---------------------------- ----------------------------------
                                                                           Investment
                                                                Net Assets   Income       Expense       Total
MONY Custom Equity Master Subaccounts         Units  Unit Value  (000's)     Ratio*       Ratio**     Return***
-------------------------------------         ------ ---------- ---------- ----------     -------     ---------
Capital Appreciation Subaccount.............. 33,465   $7.69       $257       0.74%        0.35%       (19.39)%
Multi-Cap Growth Subaccount.................. 60,270    6.39        385       0.00         0.35        (17.34)
Balanced Subaccount..........................  6,380    9.52         61       2.07         0.35         (4.13)
Emerging Countries Subaccount (1)............    169    9.61          2       0.00(/\)     0.35(/\)     (3.90)
Worldwide Growth Subaccount (1)..............    463    8.80          4       0.00(/\)     0.35(/\)    (12.00)
Mid-Cap Growth Subaccount (1)................  1,466    8.03         12       0.00(/\)     0.35(/\)    (19.70)

Dreyfus
Dreyfus Stock Index Subaccount............... 78,584    8.21        645       1.28         0.35        (12.57)
Dreyfus Socially Responsible Growth
  Subaccount................................. 11,748    7.04         83       0.09         0.35        (22.89)

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount........................ 57,776    7.33        423       0.00         0.35        (18.01)
VIP II Contrafund Subaccount................. 37,789    8.38        317       0.51         0.35        (12.62)
VIP III Growth Opportunities Subaccount......  8,012    7.91         63       0.16         0.35        (14.76)

Janus Aspen Series
Aggressive Growth Subaccount................. 90,311    4.44        401       0.00         0.35        (39.76)
Balanced Subaccount.......................... 26,527    9.37        249       3.19         0.35         (5.07)
Capital Appreciation Subaccount.............. 46,253    6.51        301       1.41         0.35        (21.94)
Worldwide Growth Subaccount.................. 71,160    6.39        455       0.59         0.35        (22.73)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.
*** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(/\) Annualized
(1) For the period June 8, 2001 (commencement of operations) through December 31, 2001.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company and the
Contractholders of MONY Variable Account L -- MONY Custom Estate Master

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of MONY Custom Estate Master's Subaccounts of MONY Variable Account L at December 31, 2001, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2001 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 12, 2002

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2001

                                            MONY Custom Estate Master
                                  ---------------------------------------------
                                             MONY Series Fund, Inc.
                                  ---------------------------------------------
                                  Intermediate Long Term  Government   Money
                                   Term Bond      Bond    Securities   Market
                                   Subaccount  Subaccount Subaccount Subaccount
                                  ------------ ---------- ---------- ----------
             ASSETS
Shares held in respective Funds..        87         851        394     383,134
                                     ======     =======     ======    ========
Investments at cost..............    $  962     $11,059     $4,426    $383,134
                                     ======     =======     ======    ========
Investments in respective Funds,
  at net asset value.............    $  975     $11,384     $4,520    $383,134
Amount due from MONY.............         0           0          0           0
                                     ------     -------     ------    --------
       Total assets..............       975      11,384      4,520     383,134
                                     ------     -------     ------    --------
          LIABILITIES
Amount due to respective Funds...         0           0          0           0
Amount due to MONY...............         0           2          1          65
                                     ------     -------     ------    --------
       Total liabilities.........         0           2          1          65
                                     ------     -------     ------    --------
Net assets.......................    $  975     $11,382     $4,519    $383,069
                                     ======     =======     ======    ========
Net assets consist of:
  Contractholders' net payments..    $  960     $10,529     $4,417    $374,468
  Undistributed net investment
   income (loss).................        (1)        488          5       8,601
  Accumulated net realized gain
   on investments................         3          40          3           0
  Net unrealized appreciation of
   investments...................        13         325         94           0
                                     ------     -------     ------    --------
Net assets.......................    $  975     $11,382     $4,519    $383,069
                                     ======     =======     ======    ========
Number of units outstanding*.....        93       1,011        434      35,225
                                     ------     -------     ------    --------
Net asset value per unit
  outstanding*...................    $10.52     $ 11.26     $10.41    $  10.88
                                     ======     =======     ======    ========

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2001


                                           MONY Custom Estate Master
                               ------------------------------------------------
                                         Enterprise Accumulation Trust
                               ------------------------------------------------
                                          Small Company            International
                                 Equity       Value      Managed      Growth
                               Subaccount  Subaccount   Subaccount  Subaccount
                               ---------- ------------- ---------- -------------
           ASSETS
Shares held in respective
  Funds.......................     3,154       2,278         732        5,666
                                ========     =======     =======      =======
Investments at cost...........  $ 65,240     $51,889     $15,805      $32,085
                                ========     =======     =======      =======
Investments in respective
  Funds, at net asset value...  $ 54,690     $44,630     $14,356      $24,535
Amount due from MONY..........         0           6           0            6
                                --------     -------     -------      -------
       Total assets...........    54,690      44,636      14,356       24,541
                                --------     -------     -------      -------
         LIABILITIES
Amount due to respective Funds         0           6           0            6
Amount due to MONY............        10           8           2            4
                                --------     -------     -------      -------
       Total liabilities......        10          14           2           10
                                --------     -------     -------      -------
Net assets....................  $ 54,680     $44,622     $14,354      $24,531
                                ========     =======     =======      =======
Net assets consist of:
  Contractholders' net
   payments...................  $ 60,510     $43,400     $14,987      $30,533
  Undistributed net
   investment income (loss)...    10,865      11,550       1,707        2,855
  Accumulated net realized
   gain (loss) on investments.    (6,145)     (3,069)       (891)      (1,307)
  Net unrealized appreciation
   (depreciation) of
   investments................   (10,550)     (7,259)     (1,449)      (7,550)
                                --------     -------     -------      -------
Net assets....................  $ 54,680     $44,622     $14,354      $24,531
                                ========     =======     =======      =======
Number of units outstanding*..     6,726       4,236       1,617        4,047
                                --------     -------     -------      -------
Net asset value per unit
  outstanding*................  $   8.13     $ 10.54     $  8.88      $  6.06
                                ========     =======     =======      =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                            MONY Custom Estate Master
--------------------------------------------------------------------------------
                          Enterprise Accumulation Trust
--------------------------------------------------------------------------------
High Yield            Growth and Small Company   Equity     Capital    Multi-Cap
   Bond      Growth     Income      Growth       Income   Appreciation   Growth
Subaccount Subaccount Subaccount  Subaccount   Subaccount  Subaccount  Subaccount
---------- ---------- ---------- ------------- ---------- ------------ ----------
   2,342     11,491      5,761        3,652       2,480       4,779       6,288
 =======    =======    =======      =======     =======     =======     =======
 $10,770    $63,063    $33,507      $28,571     $12,949     $31,076     $58,881
 =======    =======    =======      =======     =======     =======     =======
 $10,162    $59,870    $31,164      $28,741     $12,451     $27,194     $53,004
       0          0          0            6           0           6           6
 -------    -------    -------      -------     -------     -------     -------
  10,162     59,870     31,164       28,747      12,451      27,200      53,010
 -------    -------    -------      -------     -------     -------     -------
       0          0          0            6           0           6           6
       2         10          5            5           2           5           9
 -------    -------    -------      -------     -------     -------     -------
       2         10          5           11           2          11          15
 -------    -------    -------      -------     -------     -------     -------
 $10,160    $59,860    $31,159      $28,736     $12,449     $27,189     $52,995
 =======    =======    =======      =======     =======     =======     =======
 $ 9,848    $65,637    $33,945      $27,897     $12,675     $31,855     $63,241
     972        262        170          842          77         556        (170)
     (52)    (2,846)      (613)        (173)        195      (1,340)     (4,199)
    (608)    (3,193)    (2,343)         170        (498)     (3,882)     (5,877)
 -------    -------    -------      -------     -------     -------     -------
 $10,160    $59,860    $31,159      $28,736     $12,449     $27,189     $52,995
 =======    =======    =======      =======     =======     =======     =======
   1,004      7,125      3,587        2,949       1,282       3,721       9,181
 -------    -------    -------      -------     -------     -------     -------
 $ 10.12    $  8.40    $  8.69      $  9.74     $  9.71     $  7.31     $  5.77
 =======    =======    =======      =======     =======     =======     =======

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2001


                                          MONY Custom Estate Master
                                 ---------------------------------------------------
                                 Enterprise Accumulation Trust
                                 -----------------------------
                                                                            Dreyfus
                                                                Dreyfus    Socially
                                                 Mid-Cap         Stock    Responsible
                                  Balanced        Growth         Index      Growth
                                 Subaccount     Subaccount     Subaccount Subaccount
                                 ----------     ----------     ---------- -----------
             ASSETS
  Shares held in respective
    Funds.......................       80              2          2,844         552
                                   ======         ======        =======     =======
  Investments at cost...........   $  379         $   14        $90,984     $16,187
                                   ======         ======        =======     =======
  Investments in respective
    Funds, at net asset value...   $  391         $   14        $83,515     $14,729
  Amount due from MONY..........        0              0              0           0
                                   ------         ------        -------     -------
         Total assets...........      391             14         83,515      14,729
                                   ------         ------        -------     -------
           LIABILITIES
  Amount due to respective Funds        0              0              0           0
  Amount due to MONY............        0              0             14           2
                                   ------         ------        -------     -------
         Total liabilities......        0              0             14           2
                                   ------         ------        -------     -------
  Net assets....................   $  391         $   14        $83,501     $14,727
                                   ======         ======        =======     =======
  Net assets consist of:
    Contractholders' net
     payments...................   $  372         $   14        $91,794     $17,740
    Undistributed net
     investment income..........        6              0          1,425          21
    Accumulated net realized
     gain (loss) on investments.        1              0         (2,249)     (1,576)
    Net unrealized appreciation
     (depreciation) of
     investments................       12              0         (7,469)     (1,458)
                                   ------         ------        -------     -------
  Net assets....................   $  391         $   14        $83,501     $14,727
                                   ======         ======        =======     =======
  Number of units outstanding*..       37              1         10,189       2,190
                                   ------         ------        -------     -------
  Net asset value per unit
    outstanding*................   $10.51         $10.58        $  8.20     $  6.72
                                   ======         ======        =======     =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                  MONY Custom Estate Master
----------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products Funds              Janus Aspen Series
------------------------------------------ --------------------------------------------

                              VIP III
   VIP          VIP II        Growth       Aggressive              Capital    Worldwide
  Growth      Contrafund   Opportunities     Growth    Balanced  Appreciation   Growth
Subaccount    Subaccount    Subaccount     Subaccount Subaccount  Subaccount  Subaccount    Total
----------    ----------   -------------   ---------- ---------- ------------ ---------- ----------
   2,085         2,097          1,201         1,583      1,556       2,127       2,361
 =======       =======        =======       =======    =======     =======     =======
 $76,366       $44,987        $18,841       $43,507    $36,460     $52,004     $75,746   $1,258,892
 =======       =======        =======       =======    =======     =======     =======   ==========
 $69,817       $42,059        $18,148       $34,796    $35,119     $44,072     $67,377   $1,170,847
       0             6              6             6          0           6           6           60
 -------       -------        -------       -------    -------     -------     -------   ----------
  69,817        42,065         18,154        34,802     35,119      44,078      67,383    1,170,907
 -------       -------        -------       -------    -------     -------     -------   ----------
       0             6              6             6          0           6           6           60
      11             7              3             6          6           8          11          198
 -------       -------        -------       -------    -------     -------     -------   ----------
      11            13              9            12          6          14          17          258
 -------       -------        -------       -------    -------     -------     -------   ----------
 $69,806       $42,052        $18,145       $34,790    $35,113     $44,064     $67,366   $1,170,649
 =======       =======        =======       =======    =======     =======     =======   ==========
 $78,260       $45,413        $19,521       $52,496    $36,005     $54,461     $81,073   $1,262,051
   1,606           657             80           813        928         557         968       45,840
  (3,511)       (1,090)          (763)       (9,808)      (479)     (3,022)     (6,306)     (49,197)
  (6,549)       (2,928)          (693)       (8,711)    (1,341)     (7,932)     (8,369)     (88,045)
 -------       -------        -------       -------    -------     -------     -------   ----------
 $69,806       $42,052        $18,145       $34,790    $35,113     $44,064     $67,366   $1,170,649
 =======       =======        =======       =======    =======     =======     =======   ==========
   9,189         5,132          2,459         9,449      3,671       7,623      10,066
 -------       -------        -------       -------    -------     -------     -------
 $  7.60       $  8.19        $  7.38       $  3.68    $  9.57     $  5.78     $  6.69
 =======       =======        =======       =======    =======     =======     =======

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

                                                          MONY Custom Estate Master
                     ---------------------------------------------------------------------------------------------------
                                        MONY Series Fund, Inc.                         Enterprise Accumulation Trust
                     ------------------------------------------------------------  -------------------------------------
                                                                                                   Small
                       Intermediate     Long Term      Government        Money                    Company
                         Term Bond         Bond        Securities        Market       Equity       Value       Managed
                        Subaccount      Subaccount     Subaccount      Subaccount   Subaccount   Subaccount   Subaccount
                     ----------------- ------------ ----------------- ------------ ------------ ------------ ------------
                      For the period     For the     For the period     For the    For the year For the year For the year
                      April 2, 2001**   year ended  March 14, 2001**   year ended     ended        ended        ended
                          through      December 31,      through      December 31, December 31, December 31, December 31,
                     December 31, 2001     2001     December 31, 2001     2001         2001         2001         2001
                     ----------------- ------------ ----------------- ------------ ------------ ------------ ------------
Dividend income.....        $ 0            $530           $ 12           $6,535      $      0     $    94      $   315
Distribution from
  net realized gains          0               0              0                0         8,790       9,531          755
Mortality and
  expense risk
  charges...........         (1)            (36)            (7)            (708)         (142)       (111)         (40)
                            ---            ----           ----           ------      --------     -------      -------
Net investment
  income (loss).....         (1)            494              5            5,827         8,648       9,514        1,030
                            ---            ----           ----           ------      --------     -------      -------
Realized and
  unrealized gain
  (loss) on
  investments:
  Net realized gain
   (loss) on
   investments......          3              37              3                0        (3,785)       (804)        (835)
  Net change in
   unrealized
   appreciation
   (depreciation)
   of investments...         13              60             94                0        (9,555)     (7,126)        (846)
                            ---            ----           ----           ------      --------     -------      -------
Net realized and
  unrealized gain
  (loss) on
  investments.......         16              97             97                0       (13,340)     (7,930)      (1,681)
                            ---            ----           ----           ------      --------     -------      -------
Net increase
  (decrease) in net
  assets resulting
  from operations...        $15            $591           $102           $5,827      $ (4,692)    $ 1,584      $  (651)
                            ===            ====           ====           ======      ========     =======      =======

----------
** Commencement of operations

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                     For the year ended December 31, 2001


                                                           MONY Custom Estate Master
                               --------------------------------------------------------------------------------
                                                         Enterprise Accumulation Trust
                               --------------------------------------------------------------------------------
                                                                     Growth     Small
                               International High Yield               and      Company     Equity     Capital
                                  Growth        Bond      Growth     Income     Growth     Income   Appreciation
                                Subaccount   Subaccount Subaccount Subaccount Subaccount Subaccount  Subaccount
                               ------------- ---------- ---------- ---------- ---------- ---------- ------------
Dividend income...............    $   146      $ 854     $   219    $   242     $   0     $    99     $   160
Distribution from net
  realized gains..............      2,262          0           0          0       883           0           0
Mortality and expense risk
  charges.....................        (72)       (34)       (151)       (78)      (75)        (43)        (78)
                                  -------      -----     -------    -------     -----     -------     -------
Net investment income.........      2,336        820          68        164       808          56          82
                                  -------      -----     -------    -------     -----     -------     -------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on
   investments................     (1,178)       (47)     (2,634)      (617)     (201)        171      (1,204)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................     (6,782)      (290)     (2,248)    (2,117)      299      (1,073)     (2,724)
                                  -------      -----     -------    -------     -----     -------     -------
Net realized and unrealized
  gain (loss) on investments..     (7,960)      (337)     (4,882)    (2,734)       98        (902)     (3,928)
                                  -------      -----     -------    -------     -----     -------     -------
Net increase (decrease) in
  net assets resulting from
  operations..................    $(5,624)     $(483)    $(4,814)   $(2,570)    $ 906     $  (846)    $(3,846)
                                  =======      =====     =======    =======     =====     =======     =======

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                                        MONY Custom Estate Master
                               ---------------------------------------------------------------------------
                                         Enterprise Accumulation Trust
                               --------------------------------------------------
                                                                                                 Dreyfus
                                                                                    Dreyfus      Socially
                                Multi-Cap                           Mid-Cap          Stock     Responsible
                                  Growth        Balanced            Growth           Index        Growth
                                Subaccount     Subaccount         Subaccount       Subaccount   Subaccount
                               ------------ ----------------- ------------------- ------------ ------------
                               For the year  For the period     For the period    For the year For the year
                                  ended      April 2, 2001**  November 21, 2001**    ended        ended
                               December 31,      through            through       December 31, December 31,
                                   2001     December 31, 2001  December 31, 2001      2001         2001
                               ------------ ----------------- ------------------- ------------ ------------
Dividend income...............   $     0           $ 6                $0            $   259      $     9
Distribution from net                                                                   863
  realized gains..............         0             0                 0                               0
Mortality and expense risk                                                             (186)
  charges.....................      (146)            0                 0                             (33)
                                 -------           ---                --            -------      -------
Net investment income (loss)..      (146)            6                 0               936           (24)
                                 -------           ---                --            -------      -------
Realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) on                                                        (2,187)
   investments................    (3,729)            1                 0                          (1,078)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (1,686)           12                 0             (4,494)        (998)
                                 -------           ---                --            -------      -------
Net realized and unrealized
  gain (loss) on investments..    (5,415)           13                 0             (6,681)      (2,076)
                                 -------           ---                --            -------      -------
Net increase (decrease) in
  net assets resulting from
  operations..................   $(5,561)          $19                $0            $(5,745)     $(2,100)
                                 =======           ===                ==            =======      =======

----------
** Commencement of operations

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                     For the year ended December 31, 2001


                                                                 MONY Custom Estate Master
                                ----------------------------------------------------------------------------------------
                                Fidelity Variable Insurance Products Funds              Janus Aspen Series
                                -----------------------------------------  --------------------------------------------
                                                              VIP III
                                   VIP          VIP II        Growth       Aggressive              Capital    Worldwide
                                  Growth      Contrafund   Opportunities     Growth    Balanced  Appreciation   Growth
                                Subaccount    Subaccount    Subaccount     Subaccount Subaccount  Subaccount  Subaccount
                                ----------    ----------   -------------   ---------- ---------- ------------ ----------
Dividend income................  $     0       $   154        $    20       $      0   $   803     $   584     $    290
Distribution from net
  realized gains...............    1,639           614              0              0         0           0            0
Mortality and expense risk
  charges......................     (180)          (96)           (42)           (96)      (90)       (130)        (159)
                                 -------       -------        -------       --------   -------     -------     --------
Net investment income (loss)...    1,459           672            (22)           (96)      713         454          131
                                 -------       -------        -------       --------   -------     -------     --------
Realized and unrealized gain
  (loss) on investments:
  Net realized loss on
   investments.................   (3,339)         (855)          (730)        (9,172)     (456)     (2,907)      (4,931)
  Net change in unrealized
   depreciation of investments.   (5,686)       (2,521)          (392)        (3,445)   (1,161)     (5,696)      (5,308)
                                 -------       -------        -------       --------   -------     -------     --------
Net realized and unrealized
  loss on investments..........   (9,025)       (3,376)        (1,122)       (12,617)   (1,617)     (8,603)     (10,239)
                                 -------       -------        -------       --------   -------     -------     --------
Net decrease in net assets
  resulting from operations....  $(7,566)      $(2,704)       $(1,144)      $(12,713)  $  (904)    $(8,149)    $(10,108)
                                 =======       =======        =======       ========   =======     =======     ========







                                  Total
                                ---------
Dividend income................ $  11,331
Distribution from net
  realized gains...............    25,337
Mortality and expense risk
  charges......................    (2,734)
                                ---------
Net investment income (loss)...    33,934
                                ---------
Realized and unrealized gain
  (loss) on investments:
  Net realized loss on
   investments.................   (40,474)
  Net change in unrealized
   depreciation of investments.   (63,670)
                                ---------
Net realized and unrealized
  loss on investments..........  (104,144)
                                ---------
Net decrease in net assets
  resulting from operations.... $ (70,210)
                                =========

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                                                   MONY Custom Estate Master
                               -----------------------------------------------------------------
                                                     MONY Series Fund, Inc.
                               -----------------------------------------------------------------
                                 Intermediate              Long Term               Government
                                   Term Bond                  Bond                 Securities
                                  Subaccount               Subaccount              Subaccount
                               ----------------- -----------------------------  -----------------
                                For the period     For the     For the period    For the period
                                April 2, 2001**   year ended  August 8, 2000**  March 14, 2001**
                                    through      December 31,      through           through
                               December 31, 2001     2001     December 31, 2000 December 31, 2001
                               ----------------- ------------ ----------------- -----------------
From operations:
 Net investment income (loss).      $   (1)        $   494         $   (6)           $    5
 Net realized gain (loss) on
   investments................           3              37              3                 3
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................          13              60            265                94
                                    ------         -------         ------            ------
Net increase (decrease) in
 net assets resulting from
 operations...................          15             591            262               102
                                    ------         -------         ------            ------
From unit transactions:
 Net proceeds from the
   issuance of units..........       1,045           2,505          8,905             5,006
 Net asset value of units
   redeemed or used to meet
   contract obligations.......         (85)           (593)          (288)             (589)
                                    ------         -------         ------            ------
Net increase from unit
 transactions.................         960           1,912          8,617             4,417
                                    ------         -------         ------            ------
Net increase in net assets....         975           2,503          8,879             4,519
Net assets beginning of period           0           8,879              0                 0
                                    ------         -------         ------            ------
Net assets end of period*.....      $  975         $11,382         $8,879            $4,519
                                    ======         =======         ======            ======
Unit transactions:
Units outstanding beginning
 of period....................           0             835              0                 0
Units issued during the period         101             230            864               492
Units redeemed during the
 period.......................          (8)            (54)           (29)              (58)
                                    ------         -------         ------            ------
Units outstanding end of
 period.......................          93           1,011            835               434
                                    ======         =======         ======            ======
----------
*  Includes undistributed net
   investment income (loss)
   of:                              $   (1)        $   488         $   (6)           $    5
                                    ======         =======         ======            ======

** Commencement of operations

                      See notes to financial statements.

                                                  MONY Custom Estate Master
----------------------------------------------------------------------------------------------------------------------------
     MONY Series Fund, Inc.                                     Enterprise Accumulation Trust
-------------------------------  -------------------------------------------------------------------------------------------
             Money                                                      Small Company
             Market                          Equity                         Value                         Managed
           Subaccount                      Subaccount                     Subaccount                     Subaccount
-------------------------------  -----------------------------  -----------------------------  -----------------------------
  For the      For the period      For the     For the period     For the     For the period     For the     For the period
 year ended  February 11, 2000**  year ended  January 4, 2000**  year ended  April 10, 2000**   year ended  April 10, 2000**
December 31,       through       December 31,      through      December 31,      through      December 31,      through
    2001      December 31, 2000      2001     December 31, 2000     2001     December 31, 2000     2001     December 31, 2000
------------ ------------------- ------------ ----------------- ------------ ----------------- ------------ -----------------
  $  5,827         $ 2,774         $ 8,648         $ 2,217        $ 9,514         $ 2,036        $ 1,030         $  677
         0               0          (3,785)         (2,360)          (804)         (2,265)          (835)           (56)
         0               0          (9,555)           (995)        (7,126)           (133)          (846)          (603)
  --------         -------         -------         -------        -------         -------        -------         ------
     5,827           2,774          (4,692)         (1,138)         1,584            (362)          (651)            18
  --------         -------         -------         -------        -------         -------        -------         ------
   356,079          94,370          56,343          11,044         31,688          16,452         17,719          2,563

   (67,279)         (8,702)         (6,293)           (584)        (4,129)           (611)        (5,076)          (219)
  --------         -------         -------         -------        -------         -------        -------         ------
   288,800          85,668          50,050          10,460         27,559          15,841         12,643          2,344
  --------         -------         -------         -------        -------         -------        -------         ------
   294,627          88,442          45,358           9,322         29,143          15,479         11,992          2,362
    88,442               0           9,322               0         15,479               0          2,362              0
  --------         -------         -------         -------        -------         -------        -------         ------
  $383,069         $88,442         $54,680         $ 9,322        $44,622         $15,479        $14,354         $2,362
  ========         =======         =======         =======        =======         =======        =======         ======
     8,412               0             928               0          1,541               0            236              0
    33,096           9,254           6,560             978          3,125           1,602          1,912            258
    (6,283)           (842)           (762)            (50)          (430)            (61)          (531)           (22)
  --------         -------         -------         -------        -------         -------        -------         ------
    35,225           8,412           6,726             928          4,236           1,541          1,617            236
  ========         =======         =======         =======        =======         =======        =======         ======

  $  8,601         $ 2,774         $10,865         $ 2,217        $11,550         $ 2,036        $ 1,707         $  677
  ========         =======         =======         =======        =======         =======        =======         ======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                 MONY Custom Estate Master
                               ------------------------------------------------------------
                                               Enterprise Accumulation Trust
                               ------------------------------------------------------------
                                       International                    High Yield
                                           Growth                          Bond
                                         Subaccount                     Subaccount
                               -----------------------------  -----------------------------
                                 For the     For the period     For the     For the period
                                year ended  January 4, 2000**  year ended  August 8, 2000**
                               December 31,      through      December 31,      through
                                   2001     December 31, 2000     2001     December 31, 2000
                               ------------ ----------------- ------------ -----------------
From operations:
 Net investment income........   $ 2,336         $   519        $   820         $  152
 Net realized gain (loss) on
   investments................    (1,178)           (129)           (47)            (5)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (6,782)           (768)          (290)          (318)
                                 -------         -------        -------         ------
Net increase (decrease) in
 net assets resulting from
 operations...................    (5,624)           (378)           483           (171)
                                 -------         -------        -------         ------
From unit transactions:
 Net proceeds from the
   issuance of units..........    17,902          14,909          1,541          9,116
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (1,581)           (697)          (520)          (289)
                                 -------         -------        -------         ------
Net increase (decrease) from
 unit transactions............    16,321          14,212          1,021          8,827
                                 -------         -------        -------         ------
Net increase (decrease) in
 net assets...................    10,697          13,834          1,504          8,656
Net assets beginning of period    13,834               0          8,656              0
                                 -------         -------        -------         ------
Net assets end of period*.....   $24,531         $13,834        $10,160         $8,656
                                 =======         =======        =======         ======
Unit transactions:
Units outstanding beginning
 of period....................     1,641               0            903              0
Units issued during the period     2,656           1,720            153            932
Units redeemed during the
 period.......................      (250)            (79)           (52)           (29)
                                 -------         -------        -------         ------
Units outstanding end of
 period.......................     4,047           1,641          1,004            903
                                 =======         =======        =======         ======
----------
*  Includes undistributed net
   investment income of:         $ 2,855         $   519        $   972         $  152
                                 =======         =======        =======         ======

** Commencement of operations

                      See notes to financial statements.

                                                 MONY Custom Estate Master
---------------------------------------------------------------------------------------------------------------------------
                                               Enterprise Accumulation Trust
---------------------------------------------------------------------------------------------------------------------------
                                         Growth and                    Small Company                      Equity
            Growth                         Income                         Growth                          Income
          Subaccount                     Subaccount                     Subaccount                      Subaccount
-----------------------------  -----------------------------  ------------------------------  -----------------------------
  For the     For the period     For the     For the period     For the      For the period     For the     For the period
 year ended  January 4, 2000**  year ended   May 30, 2000**    year ended  January 14, 2000**  year ended  April 10, 2000**
December 31,      through      December 31,      through      December 31,      through       December 31,      through
    2001     December 31, 2000     2001     December 31, 2000     2001     December 31, 2000      2001     December 31, 2000
------------ ----------------- ------------ ----------------- ------------ ------------------ ------------ -----------------
  $     68        $   194        $   164         $     6        $   808         $    34         $    56         $    21
    (2,634)          (212)          (617)              4           (201)             28             171              24
    (2,248)          (945)        (2,117)           (226)           299            (129)         (1,073)            575
  --------        -------        -------         -------        -------         -------         -------         -------
    (4,814)          (963)        (2,570)           (216)           906             (67)           (846)            620
  --------        -------        -------         -------        -------         -------         -------         -------
    45,363         34,869         26,778          12,945         19,290          11,855           8,126          14,497
   (11,723)        (2,872)        (4,593)         (1,185)        (2,384)           (864)         (9,172)           (776)
  --------        -------        -------         -------        -------         -------         -------         -------
    33,640         31,997         22,185          11,760         16,906          10,991          (1,046)         13,721
  --------        -------        -------         -------        -------         -------         -------         -------
    28,826         31,034         19,615          11,544         17,812          10,924          (1,892)         14,341
    31,034              0         11,544               0         10,924               0          14,341               0
  --------        -------        -------         -------        -------         -------         -------         -------
  $ 59,860        $31,034        $31,159         $11,544        $28,736         $10,924         $12,449         $14,341
  ========        =======        =======         =======        =======         =======         =======         =======
     3,218              0          1,167               0          1,074               0           1,313               0
     5,303          3,517          2,935           1,285          2,140           1,158             839           1,388
    (1,396)          (299)          (515)           (118)          (265)            (84)           (870)            (75)
  --------        -------        -------         -------        -------         -------         -------         -------
     7,125          3,218          3,587           1,167          2,949           1,074           1,282           1,313
  ========        =======        =======         =======        =======         =======         =======         =======

  $    262        $   194        $   170         $     6        $   842         $    34         $    77         $    21
  ========        =======        =======         =======        =======         =======         =======         =======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                  MONY Custom Estate Master
                               --------------------------------------------------------------

                                                Enterprise Accumulation Trust
                               --------------------------------------------------------------

                                           Capital                        Multi-Cap
                                        Appreciation                       Growth
                                         Subaccount                      Subaccount
                               ------------------------------  ------------------------------
                                 For the      For the period     For the      For the period
                                year ended  January 14, 2000**  year ended  January 14, 2000**
                               December 31,      through       December 31,      through
                                   2001     December 31, 2000      2001     December 31, 2000
                               ------------ ------------------ ------------ ------------------
From operations:
 Net investment income (loss).   $    82         $   474         $  (146)        $   (24)
 Net realized gain (loss) on
   investments................    (1,204)           (136)         (3,729)           (470)
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (2,724)         (1,158)         (1,686)         (4,191)
                                 -------         -------         -------         -------
Net increase (decrease) in
 net assets resulting from
 operations...................    (3,846)           (820)         (5,561)         (4,685)
                                 -------         -------         -------         -------
From unit transactions:
 Net proceeds from the
   issuance of units..........    21,985          14,168          44,917          25,784
 Net asset value of units
   redeemed or used to meet
   contract obligations.......    (3,056)         (1,242)         (6,053)         (1,407)
                                 -------         -------         -------         -------
Net increase from unit
 transactions.................    18,929          12,926          38,864          24,377
                                 -------         -------         -------         -------
Net increase in net assets....    15,083          12,106          33,303          19,692
Net assets beginning of period    12,106               0          19,692               0
                                 -------         -------         -------         -------
Net assets end of period*.....   $27,189         $12,106         $52,995         $19,692
                                 =======         =======         =======         =======
Unit transactions:
Units outstanding beginning
 of period....................     1,335               0           2,823               0
Units issued during the period     2,811           1,465           7,402           2,987
Units redeemed during the
 period.......................      (425)           (130)         (1,044)           (164)
                                 -------         -------         -------         -------
Units outstanding end of
 period.......................     3,721           1,335           9,181           2,823
                                 =======         =======         =======         =======
----------
*  Includes undistributed net
   investment income (loss)
   of:                           $   556         $   474         $  (170)        $   (24)
                                 =======         =======         =======         =======

** Commencement of operations

                      See notes to financial statements.

                                                      MONY Custom Estate Master
------------------------------------------------------------------------------------------------------

    Enterprise Accumulation Trust
------------------------------------
                                                 Dreyfus                          Dreyfus
                                                  Stock                          Socially
    Balanced        Mid-Cap Growth                Index                     Responsible Growth
   Subaccount         Subaccount                Subaccount                      Subaccount
----------------- ------------------- -----------------------------  --------------------------------
 For the period     For the period      For the     For the period     For the       For the period
 April 2, 2001**  November 21, 2001**  year ended    May 3, 2000**    year ended  September 13, 2000**
     through            through       December 31,      through      December 31,       through
December 31, 2001  December 31, 2001      2001     December 31, 2000     2001      December 31, 2000
----------------- ------------------- ------------ ----------------- ------------ --------------------
      $  6               $  0           $   936         $   489        $   (24)          $   45
         1                  0            (2,187)            (62)        (1,078)            (498)
        12                  0            (4,494)         (2,975)          (998)            (460)
      ----               ----           -------         -------        -------           ------
        19                  0            (5,745)         (2,548)        (2,100)            (913)
      ----               ----           -------         -------        -------           ------
       434                 28            69,752          31,078         12,202            7,427
       (62)               (14)           (7,098)         (1,938)        (1,622)            (267)
      ----               ----           -------         -------        -------           ------
       372                 14            62,654          29,140         10,580            7,160
      ----               ----           -------         -------        -------           ------
       391                 14            56,909          26,592          8,480            6,247
         0                  0            26,592               0          6,247                0
      ----               ----           -------         -------        -------           ------
      $391               $ 14           $83,501         $26,592        $14,727           $6,247
      ====               ====           =======         =======        =======           ======
         0                  0             2,839               0            717                0
        43                  2             8,193           3,033          1,698              746
        (6)                (1)             (843)           (194)          (225)             (29)
      ----               ----           -------         -------        -------           ------
        37                  1            10,189           2,839          2,190              717
      ====               ====           =======         =======        =======           ======

      $  6               $  0           $ 1,425         $   489        $    21           $   45
      ====               ====           =======         =======        =======           ======


 Fidelity Variable Insurance
        Products Funds
-----------------------------

             VIP
            Growth
          Subaccount
-----------------------------
  For the     For the period
 year ended  January 4, 2000**
December 31,      through
    2001     December 31, 2000
------------ -----------------
  $ 1,459         $  147
   (3,339)          (172)
   (5,686)          (863)
  -------         ------
   (7,566)          (888)
  -------         ------
   77,497          9,608
   (8,000)          (845)
  -------         ------
   69,497          8,763
  -------         ------
   61,931          7,875
    7,875              0
  -------         ------
  $69,806         $7,875
  =======         ======
      850              0
    9,350            931
   (1,011)           (81)
  -------         ------
    9,189            850
  =======         ======

    1,606         $  147
  =======         ======

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                           MONY Custom Estate Master
                                         ------------------------------------------------------------
                                                  Fidelity Variable Insurance Products Funds
                                         ------------------------------------------------------------
                                                     VIP II                        VIP III
                                                   Contrafund                Growth Opportunities
                                                   Subaccount                     Subaccount
                                         -----------------------------  -----------------------------
                                           For the     For the period     For the     For the period
                                          year ended   July 6, 2000**    year ended  January 4, 2000**
                                         December 31,      through      December 31,      through
                                             2001     December 31, 2000     2001     December 31, 2000
                                         ------------ ----------------- ------------ -----------------
From operations:
 Net investment income (loss)...........   $   672         $   (15)       $   (22)        $  102
 Net realized loss on investments.......      (855)           (235)          (730)           (33)
 Net change in unrealized depreciation
   of investments.......................    (2,521)           (407)          (392)          (301)
                                           -------         -------        -------         ------
Net increase (decrease) in net assets
 resulting from operations..............    (2,704)           (657)        (1,144)          (232)
                                           -------         -------        -------         ------
From unit transactions:
 Net proceeds from the issuance of units    34,282          15,297         16,439          4,853
 Net asset value of units redeemed or
   used to meet contract obligations....    (3,472)           (694)        (1,440)          (331)
                                           -------         -------        -------         ------
Net increase from unit transactions.....    30,810          14,603         14,999          4,522
                                           -------         -------        -------         ------
Net increase in net assets..............    28,106          13,946         13,855          4,290
Net assets beginning of period..........    13,946               0          4,290              0
                                           -------         -------        -------         ------
Net assets end of period*...............   $42,052         $13,946        $18,145         $4,290
                                           =======         =======        =======         ======
Unit transactions:
Units outstanding beginning of period...     1,486               0            496              0
Units issued during the period..........     4,057           1,558          2,154            530
Units redeemed during the period........      (411)            (72)          (191)           (34)
                                           -------         -------        -------         ------
Units outstanding end of period.........     5,132           1,486          2,459            496
                                           =======         =======        =======         ======
----------
*  Includes undistributed net
   investment income (loss) of:            $   657         $   (15)       $    80         $  102
                                           =======         =======        =======         ======

** Commencement of operations

                      See notes to financial statements.

                                                              MONY Custom Estate Master
---------------------------------------------------------------------------------------------------------------------------
                                                    Janus Aspen Series
--------------------------------------------------------------------------------------------------------------------------
          Aggressive                                                     Capital                       Worldwide
            Growth                        Balanced                     Appreciation                      Growth
          Subaccount                     Subaccount                     Subaccount                     Subaccount
-----------------------------  -----------------------------  -----------------------------  -----------------------------
  For the     For the period     For the     For the period     For the     For the period     For the     For the period
 year ended   April 7, 2000**   year ended  January 4, 2000**  year ended   April 7, 2000**   year ended  January 4, 2000**
December 31,      through      December 31,      through      December 31,      through      December 31,      through
    2001     December 31, 2000     2001     December 31, 2000     2001     December 31, 2000     2001     December 31, 2000
------------ ----------------- ------------ ----------------- ------------ ----------------- ------------ -----------------
  $    (96)       $   909        $   713         $  215         $   454         $   103        $    131        $   837
    (9,172)          (636)          (456)           (23)         (2,907)           (115)         (4,931)        (1,375)
    (3,445)        (5,266)        (1,161)          (180)         (5,696)         (2,236)         (5,308)        (3,061)
  --------        -------        -------         ------         -------         -------        --------        -------
   (12,713)        (4,993)          (904)            12          (8,149)         (2,248)        (10,108)        (3,599)
  --------        -------        -------         ------         -------         -------        --------        -------
    40,375         18,599         34,764          6,569          45,861          15,710          62,365         28,087
    (5,189)        (1,289)        (4,874)          (454)         (5,894)         (1,216)         (7,786)        (1,593)
  --------        -------        -------         ------         -------         -------        --------        -------
    35,186         17,310         29,890          6,115          39,967          14,494          54,579         26,494
  --------        -------        -------         ------         -------         -------        --------        -------
    22,473         12,317         28,986          6,127          31,818          12,246          44,471         22,895
    12,317              0          6,127              0          12,246               0          22,895              0
  --------        -------        -------         ------         -------         -------        --------        -------
  $ 34,790        $12,317        $35,113         $6,127         $44,064         $12,246        $ 67,366        $22,895
  ========        =======        =======         ======         =======         =======        ========        =======
     2,017              0            608              0           1,653               0           2,643              0
     8,696          2,178          3,571            652           6,927           1,798           8,523          2,807
    (1,264)          (161)          (508)           (44)           (957)           (145)         (1,100)          (164)
  --------        -------        -------         ------         -------         -------        --------        -------
     9,449          2,017          3,671            608           7,623           1,653          10,066          2,643
  ========        =======        =======         ======         =======         =======        ========        =======

  $    813        $   909        $   928         $  215         $   557         $   103        $    968        $   837
  ========        =======        =======         ======         =======         =======        ========        =======






          Total
------------------------
  For the      For the
 year ended  period ended
December 31, December 31,
    2001         2000
------------ ------------
 $   33,934    $ 11,906
    (40,474)     (8,723)
    (63,670)    (24,375)
 ----------    --------
    (70,210)    (21,192)
 ----------    --------
  1,050,286     408,705
   (168,577)    (28,363)
 ----------    --------
    881,709     380,342
 ----------    --------
    811,499     359,150
    359,150           0
 ----------    --------
 $1,170,649    $359,150
 ==========    ========







 $   45,840    $ 11,906
 ==========    ========

                                     MONY

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS

1. Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist), Variable Universal Life (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master). These policies are issued by MONY. For presentation purposes, the information related only to the Variable Universal Life Insurance policies (MONY Custom Estate Master) is presented here.

   There are twenty-six MONY Custom Estate Master Subaccounts within the Variable Account, each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). Certain subaccounts of MONY Custom Estate Master commenced operations during the year ended December 31, 2000 and the remaining subaccounts commenced operations during the period ended December 31, 2001. The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY to the policyholders.

2. Significant Accounting Policies:

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment in shares of each of the respective Funds' portfolio is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains are recorded on the ex-dividend date. Investment income includes dividends from net investment income and distribution of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based on current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3. Related Party Transactions:

   MONY is the legal owner of the assets held by the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for such purposes for all of the MONY Custom Estate Master Subaccounts for the period ended December 31, 2001 aggregated $116,337.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.35% of the average daily net assets of each of the MONY Custom Estate Master Subaccounts. As MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY, acts as investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the period ended December 31, 2001, MONY received $371 in aggregate from certain Funds in connection with MONY Custom Estate Master subaccounts.

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



4. Investment Transactions:

   Cost of shares acquired and the proceeds from redemption of shares by each subaccount during the period ended December 31, 2001 were as follows:

                                               Cost of Shares
                                                  Acquired    Proceeds from
                                                 (Excludes       Shares
MONY Custom Estate Master Subaccounts          Reinvestments)   Redeemed
-------------------------------------          -------------- -------------
MONY Series Fund, Inc.
Intermediate Term Bond Portfolio..............    $  1,044       $    85
Long Term Bond Portfolio......................       2,514           640
Government Securities Portfolio...............       5,006           595
Money Market Portfolio........................     356,503        68,408

Enterprise Accumulation Trust
Equity Portfolio..............................      58,316         8,405
Small Company Value Portfolio.................      33,678         6,231
Managed Portfolio.............................      17,727         5,124
International Growth Portfolio................      17,939         1,693
High Yield Bond Portfolio.....................       1,540           555
Growth Portfolio..............................      48,473        14,999
Growth and Income Portfolio...................      26,778         4,675
Small Company Growth Portfolio................      19,324         2,497
Equity Income Portfolio.......................       8,126         9,222
Capital Appreciation Portfolio................      22,021         3,175
Multi-Cap Growth Portfolio....................      45,755         7,043
Balanced Portfolio............................         434            62
Mid-Cap Growth Portfolio......................          36            22

Dreyfus
Dreyfus Stock Index Fund......................      70,836         8,377
Dreyfus Socially Responsible Growth Fund, Inc.      13,794         3,250

Fidelity Variable Insurance Products Funds
VIP Growth Portfolio..........................      79,466        10,144
VIP II Contrafund Portfolio...................      34,319         3,609
VIP III Growth Opportunities Portfolio........      17,538         2,580

Janus Aspen Series
Aggressive Growth Portfolio...................      43,057         7,973
Balanced Portfolio............................      34,771         4,969
Capital Appreciation Portfolio................      46,357         6,523
Worldwide Growth Portfolio....................      65,154        10,742

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial Highlights:

   For a unit outstanding throughout the period ended December 31, 2001:

                                                    At December 31, 2001       For the period ended December 31, 2001
                                              --------------------------       ----------------------------------
                                                                               Investment
                                                                 Net Assets      Income        Expense       Total
MONY Custom Estate Master Subaccounts         Units  Unit Values   (000s)        Ratio*        Ratio**     Return***
-------------------------------------         ------ ----------- ----------    ----------     -------      ---------
MONY Series Fund, Inc.
Intermediate Term Bond Subaccount (1)........     93   $10.52       $  1          0.00%(/\)    0.35%(/\)      5.20%
Long Term Bond Subaccount....................  1,011    11.26         11          5.15         0.35           5.93
Government Securities Subaccount (2).........    434    10.41          5          0.60(/\)     0.35(/\)       4.10
Money Market Subaccount...................... 35,225    10.88        383          3.23         0.35           3.52

Enterprise Accumulation Trust
Equity Subaccount............................  6,726     8.13         55          0.00         0.35         (19.10)
Small Company Value Subaccount...............  4,236    10.54         45          0.30         0.35           4.88
Managed Subaccount...........................  1,617     8.88         14          2.76         0.35         (11.38)
International Growth Subaccount..............  4,047     6.06         25          0.71         0.35         (28.11)
High Yield Bond Subaccount...................  1,004    10.12         10          8.79         0.35           5.53
Growth Subaccount............................  7,125     8.40         60          0.51         0.35         (12.86)
Growth and Income Subaccount.................  3,587     8.69         31          1.09         0.35         (12.13)
Small Company Growth Subaccount..............  2,949     9.74         29          0.00         0.35          (4.23)
Equity Income Subaccount.....................  1,282     9.71         12          0.81         0.35         (11.08)
Capital Appreciation Subaccount..............  3,721     7.31         27          0.72         0.35         (19.40)
Multi-Cap Growth Subaccount..................  9,181     5.77         53          0.00         0.35         (17.34)
Balanced Subaccount (1)......................     37    10.51          0(/\/\)    2.77(/\)     0.35(/\)       5.10
Mid-Cap Growth Subaccount (3)................      1    10.58          0(/\/\)    0.00(/\)     0.35(/\)       5.80

Dreyfus
Dreyfus Stock Index Subaccount............... 10,189     8.20         84          0.49         0.35         (12.49)
Dreyfus Socially Responsible Growth
  Subaccount.................................  2,190     6.72         15          0.10         0.35         (22.94)

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount........................  9,189     7.60         70          0.00         0.35         (18.02)
VIP II Contrafund Subaccount.................  5,132     8.19         42          0.56         0.35         (12.69)
VIP III Growth Opportunities Subaccount......  2,459     7.38         18          0.17         0.35         (14.78)

Janus Aspen Series
Aggressive Growth Subaccount.................  9,449     3.68         35          0.00         0.35         (39.67)
Balanced Subaccount..........................  3,671     9.57         35          3.12         0.35          (4.97)
Capital Appreciation Subaccount..............  7,623     5.78         44          1.57         0.35         (22.00)
Worldwide Growth Subaccount.................. 10,066     6.69         67          0.64         0.35         (22.75)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5. Financial Highlights: (continued)

   recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

***Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.

(/\) Annualized
(/\/\)Amounts round to less than one thousand dollars
(1) For the period April 2, 2001 (commencement of operations) through December 31, 2001.
(2) For the period March 14, 2001 (commencement of operations) through December 31, 2001.
(3) For the period November 21, 2001 (commencement of operations) through December 31, 2001.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company and the
Contractholders of MONY Variable Account L -- Strategist and MONYEquity Master

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Strategist's and MONYEquity Master's Subaccounts of MONY Variable Account L at December 31, 2001, and the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of MONY Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2001 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 12, 2002

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 2001


                                                                 Strategist
                               -----------------------------------------------------------------------------
                                                      MONY Series Fund, Inc.
                               --------------------------------------------------------------------
                                 Equity     Equity   Intermediate Long Term                Money
                                 Growth     Income    Term Bond      Bond    Diversified   Market
                               Subaccount Subaccount  Subaccount  Subaccount Subaccount  Subaccount   Total
                               ---------- ---------- ------------ ---------- ----------- ---------- --------
           ASSETS
Shares held in respective
  Funds.......................     3,558     2,503         688        1,138      7,918     46,063
                                ========   =======     =======     ========   ========    =======
Investments at cost...........  $ 79,424   $49,531     $ 7,307     $ 13,604   $125,411    $46,063   $321,340
                                ========   =======     =======     ========   ========    =======   ========
Investments in respective
  Funds, at net asset value...  $ 57,278   $40,954     $ 7,758     $ 15,231   $ 87,805    $46,063   $255,089
Amount due from MONY..........         7         7           0            7          0          2         23
Amount due from respective
  Funds.......................       123         8           0            8      1,722          3      1,864
                                --------   -------     -------     --------   --------    -------   --------
       Total assets...........    57,408    40,969       7,758       15,246     89,527     46,068    256,976
                                --------   -------     -------     --------   --------    -------   --------
         LIABILITIES
Amount due to MONY............       140        20           2           13      1,748         17      1,940
Amount due to respective Funds         7         7           0            7          0          2         23
                                --------   -------     -------     --------   --------    -------   --------
       Total liabilities......       147        27           2           20      1,748         19      1,963
                                --------   -------     -------     --------   --------    -------   --------
Net assets....................  $ 57,261   $40,942     $ 7,756     $ 15,226   $ 87,779    $46,049   $255,013
                                ========   =======     =======     ========   ========    =======   ========
Net assets consist of:
  Contractholders' net
   payments...................  $(27,307)  $ 5,221     $(4,445)    $(21,865)  $ 16,742    $16,111   $(15,543)
  Undistributed net
   investment income..........    99,666    40,497      10,528       29,824     98,544     29,938    308,997
  Accumulated net realized
   gain on investments........     7,048     3,801       1,222        5,640     10,099          0     27,810
  Net unrealized appreciation
   (depreciation) of
   investments................   (22,146)   (8,577)        451        1,627    (37,606)         0    (66,251)
                                --------   -------     -------     --------   --------    -------   --------
Net assets....................  $ 57,261   $40,942     $ 7,756     $ 15,226   $ 87,779    $46,049   $255,013
                                ========   =======     =======     ========   ========    =======   ========
Number of units outstanding*..     1,054       815         295          478      2,071      2,246
                                ========   =======     =======     ========   ========    =======
Net asset value per unit
  outstanding*................  $  54.34   $ 50.21     $ 26.31     $  31.82   $  42.39    $ 20.50
                                ========   =======     =======     ========   ========    =======

----------
* Units outstanding have been rounded for presentation purposes.

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2001


                                                          MONYEquity Master
                               --------------------------------------------------------------------------
                                          MONY Series Fund, Inc.             Enterprise Accumulation Trust
                               --------------------------------------------- ----------------------------
                               Government Intermediate Long Term    Money                   Small Company
                               Securities  Term Bond      Bond      Market      Equity          Value
                               Subaccount  Subaccount  Subaccount Subaccount  Subaccount     Subaccount
                               ---------- ------------ ---------- ----------  -----------   -------------
           ASSETS
Shares held in respective
  Funds.......................    19,036      10,606      21,831    503,416      367,499         221,561
                                ========    ========    ========   ========   ===========    ===========
Investments at cost...........  $208,728    $114,219    $274,319   $503,416  $10,147,830     $ 5,471,084
                                ========    ========    ========   ========   ===========    ===========
Investments in respective
  Funds, at net asset value...  $218,149    $119,526    $292,092   $503,416  $ 6,372,434     $ 4,340,372
Amount due from MONY..........         0           0         101      1,281        6,877           5,011
Amount due from respective
  Funds.......................        35          15          68        135        3,239           2,333
                                --------    --------    --------   --------   -----------    -----------
       Total assets...........   218,184     119,541     292,261    504,832    6,382,550       4,347,716
                                --------    --------    --------   --------   -----------    -----------
         LIABILITIES
Amount due to MONY............       115          59         175        321        5,623           3,907
Amount due to respective Funds         0           0         101      1,281        6,877           5,011
                                --------    --------    --------   --------   -----------    -----------
       Total liabilities......       115          59         276      1,602       12,500           8,918
                                --------    --------    --------   --------   -----------    -----------
Net assets....................  $218,069    $119,482    $291,985   $503,230  $ 6,370,050     $ 4,338,798
                                ========    ========    ========   ========   ===========    ===========
Net assets consist of:
  Contractholders' net
   payments...................  $192,755    $105,937    $252,610   $440,544  $ 7,357,060     $ 3,643,616
  Undistributed net
   investment income (loss)...    16,076       8,828      32,704     62,686    3,575,509       1,919,772
  Accumulated net realized
   gain (loss) on investments.      (183)       (590)    (11,102)         0     (787,123)        (93,878)
  Net unrealized appreciation
   (depreciation) of
   investments................     9,421       5,307      17,773          0   (3,775,396)     (1,130,712)
                                --------    --------    --------   --------   -----------    -----------
Net assets....................  $218,069    $119,482    $291,985   $503,230  $ 6,370,050     $ 4,338,798
                                ========    ========    ========   ========   ===========    ===========
Number of units outstanding*..    16,863       9,128      21,528     40,522      532,023         204,616
                                ========    ========    ========   ========   ===========    ===========
Net asset value per unit
  outstanding*................  $  12.93    $  13.09    $  13.56   $  12.42  $     11.97     $     21.20
                                ========    ========    ========   ========   ===========    ===========

----------
*  Units outstanding have been rounded for presentation purposes.
** Amounts round to less than one.

                      See notes to financial statements.

                                        MONYEquity Master
------------------------------------------------------------------------------------------------
                                  Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------
             International High Yield            Growth and   Capital
  Managed       Growth        Bond      Growth     Income   Appreciation  Balanced  Equity Income
 Subaccount   Subaccount   Subaccount Subaccount Subaccount  Subaccount  Subaccount  Subaccount
-----------  ------------- ---------- ---------- ---------- ------------ ---------- -------------
    436,998      270,358     137,761     46,563    103,772      15,628         0**        430
===========   ==========    ========   ========   ========    ========     =====       ======
$11,529,170   $1,797,787    $655,293   $269,304   $641,764    $105,746     $   1       $2,060
===========   ==========    ========   ========   ========    ========     =====       ======

$ 8,565,159   $1,170,648    $597,883   $242,595   $561,409    $ 88,924     $   1       $2,160
      8,316           60          28          0          0           0         0            0
      4,342          736         319          0          0           0         0            0
-----------   ----------    --------   --------   --------    --------     -----       ------
  8,577,817    1,171,444     598,230    242,595    561,409      88,924         1        2,160
-----------   ----------    --------   --------   --------    --------     -----       ------
      7,487        1,160         539         89        205          32         0            1
      8,316           60          28          0          0           0         0            0
-----------   ----------    --------   --------   --------    --------     -----       ------
     15,803        1,220         567         89        205          32         0            1
-----------   ----------    --------   --------   --------    --------     -----       ------
$ 8,562,014   $1,170,224    $597,663   $242,506   $561,204    $ 88,892     $   1       $2,159
===========   ==========    ========   ========   ========    ========     =====       ======
$ 8,645,920   $1,490,276    $566,796   $313,781   $652,742    $112,086     $ 208       $2,303
  5,095,137      298,152     140,418      3,993       (328)      3,235        32           17

 (2,215,032)       8,935     (52,141)   (48,559)   (10,855)     (9,607)     (239)        (261)

 (2,964,011)    (627,139)    (57,410)   (26,709)   (80,355)    (16,822)        0          100
-----------   ----------    --------   --------   --------    --------     -----       ------
$ 8,562,014   $1,170,224    $597,663   $242,506   $561,204    $ 88,892     $   1       $2,159
===========   ==========    ========   ========   ========    ========     =====       ======
    631,443      117,820      48,673     28,653     65,041      11,976         0**        231
===========   ==========    ========   ========   ========    ========     =====       ======
$     13.56   $     9.93    $  12.28   $   8.46   $   8.63    $   7.42     $9.18       $ 9.35
===========   ==========    ========   ========   ========    ========     =====       ======

                                     MONY

                              Variable Account L

                STATEMENT OF ASSETS AND LIABILITIES (continued)

                               December 31, 2001


                                               MONYEquity Master
                                  -----------------------------------------
                                                  Enterprise
                                              Accumulation Trust
                                  -----------------------------------------

                                               Small
                                  Multi-Cap   Company    Mid-Cap   Worldwide
                                    Growth     Growth     Growth     Growth
                                  Subaccount Subaccount Subaccount Subaccount
                                  ---------- ---------- ---------- ----------
              ASSETS
   Shares held in respective
     Funds.......................      595        636        469          0**
                                    ======     ======     ======     ======
   Investments at cost...........   $5,147     $4,898     $3,728     $    1
                                    ======     ======     ======     ======
   Investments in respective
     Funds, at net asset value...   $5,013     $5,006     $3,598     $    1
   Amount due from MONY..........        0          0          0          0
   Amount due from respective
     Funds.......................        0          0          0          0
                                    ------     ------     ------     ------
          Total assets...........    5,013      5,006      3,598          1
                                    ------     ------     ------     ------
            LIABILITIES
   Amount due to MONY............        2          1          1          1
   Amount due to respective Funds        0          0          0          0
                                    ------     ------     ------     ------
          Total liabilities......        2          1          1          1
                                    ------     ------     ------     ------
   Net assets....................   $5,011     $5,005     $3,597     $    0**
                                    ======     ======     ======     ======
   Net assets consist of:
     Contractholders' net
      payments...................   $5,199     $4,815     $3,752     $    1
     Undistributed net
      investment income (loss)...      (13)       100         (7)        (1)
     Accumulated net realized
      loss on investments........      (41)       (18)       (18)         0
     Net unrealized appreciation
      (depreciation) of
      investments................     (134)       108       (130)         0
                                    ------     ------     ------     ------
   Net assets....................   $5,011     $5,005     $3,597     $    0**
                                    ======     ======     ======     ======
   Number of units outstanding*..      572        476        379          0**
                                    ======     ======     ======     ======
   Net asset value per unit
     outstanding*................   $ 8.76     $10.51     $ 9.49     $10.01
                                    ======     ======     ======     ======

----------
*  Units outstanding have been rounded for presentation purposes.
** Amounts round to less than one.

                      See notes to financial statements.

                                                  MONYEquity Master
--------------------------------------------------------------------------------------------------------------------
                           Fidelity Variable Insurance
                                 Products Funds                         Janus Aspen Series
                       ----------------------------------  --------------------------------------------
             Dreyfus
 Dreyfus    Socially                            VIP III
  Stock    Responsible    VIP       VIP II      Growth     Aggressive              Capital    Worldwide
  Index      Growth      Growth   Contrafund Opportunities   Growth    Balanced  Appreciation   Growth
Subaccount Subaccount  Subaccount Subaccount  Subaccount   Subaccount Subaccount  Subaccount  Subaccount    Total
---------- ----------- ---------- ---------- ------------- ---------- ---------- ------------ ---------- -----------
    5,350        14        5,988      5,675        122          151        623       12,458       8,359
 ========     =====     ========   ========     ======       ======    =======     ========    ========
 $174,790     $ 383     $244,103   $124,687     $1,984       $3,642    $14,614     $335,016    $290,112  $32,923,826
 ========     =====     ========   ========     ======       ======    =======     ========    ========  ===========
 $157,076     $ 375     $200,481   $113,830     $1,844       $3,325    $14,053     $258,122    $238,564  $24,076,056
        0         0            0          0          0            0          0            0           0       21,674
        0         0            0          0          0            0          0            0           0       11,222
 --------     -----     --------   --------     ------       ------    -------     --------    --------  -----------
  157,076       375      200,481    113,830      1,844        3,325     14,053      258,122     238,564   24,108,952
 --------     -----     --------   --------     ------       ------    -------     --------    --------  -----------
       56         1           73         41          1            1          5           93          85       20,074
        0         0            0          0          0            0          0            0           0       21,674
 --------     -----     --------   --------     ------       ------    -------     --------    --------  -----------
       56         1           73         41          1            1          5           93          85       41,748
 --------     -----     --------   --------     ------       ------    -------     --------    --------  -----------
 $157,020     $ 374     $200,408   $113,789     $1,843       $3,324    $14,048     $258,029    $238,479  $24,067,204
 ========     =====     ========   ========     ======       ======    =======     ========    ========  ===========
 $181,900     $ 392     $262,207   $129,243     $2,000       $3,693    $14,356     $356,047    $330,667  $25,070,906
    3,083        (1)      10,325      1,768         (7)          (9)       312        2,938       7,718   11,182,437
  (10,249)       (9)     (28,502)    (6,365)       (10)         (43)       (59)     (24,062)    (48,358)  (3,338,369)
  (17,714)       (8)     (43,622)   (10,857)      (140)        (317)      (561)     (76,894)    (51,548)  (8,847,770)
 --------     -----     --------   --------     ------       ------    -------     --------    --------  -----------
 $157,020     $ 374     $200,408   $113,789     $1,843       $3,324    $14,048     $258,029    $238,479  $24,067,204
 ========     =====     ========   ========     ======       ======    =======     ========    ========  ===========
   19,709        44       26,701     13,866        199          413      1,435       39,919      38,546
 ========     =====     ========   ========     ======       ======    =======     ========    ========
 $   7.96     $8.57     $   7.51   $   8.21     $ 9.27       $ 8.04    $  9.79     $   6.46    $   6.19
 ========     =====     ========   ========     ======       ======    =======     ========    ========

                                     MONY

                              Variable Account L

                            STATEMENT OF OPERATIONS

                     For the year ended December 31, 2001

                                                  Strategist
                                 --------------------------------------------
                                            MONY Series Fund, Inc.
                                 --------------------------------------------
                                   Equity     Equity   Intermediate Long Term
                                   Growth     Income    Term Bond      Bond
                                 Subaccount Subaccount  Subaccount  Subaccount
                                 ---------- ---------- ------------ ----------
  Dividend income...............  $      0   $    745      $404        $800
  Distribution from net
    realized gains..............    39,765      4,339         0           0
  Mortality and expense risk
    charges.....................      (428)      (261)      (46)        (93)
                                  --------   --------      ----        ----
  Net investment income.........    39,337      4,823       358         707
                                  --------   --------      ----        ----
  Realized and unrealized gain
    (loss) on investments:
    Net realized gain (loss) on
     investments................   (42,503)    (5,128)       27         140
    Net change in unrealized
     appreciation
     (depreciation) of
     investments................   (14,629)    (5,340)      194           0
                                  --------   --------      ----        ----
  Net realized and unrealized
    gain (loss) on investments..   (57,132)   (10,468)      221         140
                                  --------   --------      ----        ----
  Net increase (decrease) in
    net assets resulting from
    operations..................  $(17,795)  $ (5,645)     $579        $847
                                  ========   ========      ====        ====

                      See notes to financial statements.

           Strategist                                        MONYEquity Master
--------------------------------  --------------------------------------------------------------------------
MONY Series Fund, Inc.                       MONY Series Fund, Inc.             Enterprise Accumulation Trust
---------------------             --------------------------------------------  ----------------------------
              Money               Government Intermediate Long Term    Money                   Small Company
Diversified   Market              Securities  Term Bond      Bond      Market      Equity          Value
Subaccount  Subaccount   Total    Subaccount  Subaccount  Subaccount Subaccount  Subaccount     Subaccount
----------- ---------- ---------  ---------- ------------ ---------- ----------  -----------   -------------
 $  1,084     $1,371   $   4,404   $ 8,580      $4,906     $13,289    $15,293   $         0     $   10,504
   25,206          0      69,310         0           0           0          0     1,112,840      1,063,087
     (576)      (239)     (1,643)   (1,479)       (760)     (2,024)    (3,192)      (47,028)       (30,559)
 --------     ------   ---------   -------      ------     -------    -------    -----------    ----------
   25,714      1,132      72,071     7,101       4,146      11,265     12,101     1,065,812      1,043,032
 --------     ------   ---------   -------      ------     -------    -------    -----------    ----------
     (771)         0     (48,235)    1,848         373       3,331          0      (863,163)      (200,237)
  (42,095)         0     (61,870)    1,700       2,572        (686)         0    (1,586,564)      (673,717)
 --------     ------   ---------   -------      ------     -------    -------    -----------    ----------

  (42,866)         0    (110,105)    3,548       2,945       2,645          0    (2,449,727)      (873,954)
 --------     ------   ---------   -------      ------     -------    -------    -----------    ----------
 $(17,152)    $1,132   $ (38,034)  $10,649      $7,091     $13,910    $12,101   $(1,383,915)    $  169,078
 ========     ======   =========   =======      ======     =======    =======    ===========    ==========

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                                MONYEquity Master
                               ---------------------------------------------------
                                          Enterprise Accumulation Trust
                               ---------------------------------------------------

                                            International  High Yield
                                 Managed       Growth         Bond        Growth
                                Subaccount   Subaccount    Subaccount   Subaccount
                               ------------ ------------- ------------ ------------
                               For the year For the year  For the year For the year
                                  ended         ended        ended        ended
                               December 31, December 31,  December 31, December 31,
                                   2001         2001          2001         2001
                               ------------ ------------- ------------ ------------
Dividend income............... $   186,893    $   8,316     $ 50,265     $  1,010
Distribution from net
  realized gains..............     447,182      128,816            0            0
Mortality and expense risk
  charges.....................     (64,039)      (9,119)      (4,258)      (1,585)
                               -----------    ---------     --------     --------
Net investment income (loss)..     570,036      128,013       46,007         (575)
                               -----------    ---------     --------     --------
Realized and unrealized gain
  (loss) on investments:
  Net realized loss on
   investments................  (1,347,132)     (98,675)     (18,199)      (4,515)
  Net change in unrealized
   appreciation
   (depreciation) of
   investments................    (296,366)    (445,255)      (1,547)     (22,821)
                               -----------    ---------     --------     --------

Net realized and unrealized
  gain (loss) on investments..  (1,643,498)    (543,930)     (19,746)     (27,336)
                               -----------    ---------     --------     --------
Net increase (decrease) in
  net assets resulting from
  operations.................. $(1,073,462)   $(415,917)    $ 26,261     $(27,911)
                               ===========    =========     ========     ========

----------
** Commencement of operations.

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)


                                                    MONYEquity Master
------------------------------------------------------------------------------------------------------------------------
                                              Enterprise Accumulation Trust
------------------------------------------------------------------------------------------------------------------------

                                                                             Small
 Growth and    Capital                       Equity        Multi-Cap        Company          Mid-Cap         Worldwide
   Income    Appreciation    Balanced        Income          Growth          Growth           Growth          Growth
 Subaccount   Subaccount    Subaccount     Subaccount      Subaccount      Subaccount       Subaccount      Subaccount
------------ ------------ -------------- --------------- -------------- ---------------- ---------------- ---------------
                          For the period For the period  For the period  For the period   For the period  For the period
For the year For the year May 4, 2001**  June 19, 2001** May 18, 2001** August 8, 2001** August 8, 2001** June 13, 2001**
   ended        ended        through         through        through         through          through          through
December 31, December 31,  December 31,   December 31,    December 31,    December 31,     December 31,    December 31,
    2001         2001          2001           2001            2001            2001             2001            2001
------------ ------------ -------------- --------------- -------------- ---------------- ---------------- ---------------
  $  4,977     $    588       $  39           $  31          $   0            $  0            $   0             $ 0
         0            0           0               0              0             108                0               0
    (4,208)        (634)         (7)            (14)           (13)             (8)              (7)             (1)
  --------     --------       -----           -----          -----            ----            -----             ---
       769          (46)         32              17            (13)            100               (7)             (1)
  --------     --------       -----           -----          -----            ----            -----             ---
   (10,658)      (9,362)       (239)           (261)           (41)            (18)             (18)              0
   (65,635)      (9,232)          0             100           (134)            108             (130)              0
  --------     --------       -----           -----          -----            ----            -----             ---
   (76,293)     (18,594)       (239)           (161)          (175)             90             (148)              0
  --------     --------       -----           -----          -----            ----            -----             ---
  $(75,524)    $(18,640)      $(207)          $(144)         $(188)           $190            $(155)            $(1)
  ========     ========       =====           =====          =====            ====            =====             ===

                                     MONY

                              Variable Account L

                      STATEMENT OF OPERATIONS (continued)

                                                           MONYEquity Master
                                -----------------------------------------------------------------------
                                                                      Fidelity Variable Insurance
                                                                             Products Funds
                                                                ---------------------------------------
                                  Dreyfus         Dreyfus                                    VIP III
                                   Stock          Socially          VIP         VIP II        Growth
                                   Index     Responsible Growth    Growth     Contrafund  Opportunities
                                 Subaccount      Subaccount      Subaccount   Subaccount    Subaccount
                                ------------ ------------------ ------------ ------------ --------------
                                               For the period                             For the period
                                For the year   May 15, 2001**   For the year For the year May 15, 2001**
                                   ended          through          ended        ended        through
                                December 31,    December 31,    December 31, December 31,  December 31,
                                    2001            2001            2001         2001          2001
                                ------------ ------------------ ------------ ------------ --------------
Dividend income................   $    650          $  0          $      0     $    543       $   0
Distribution from net
  realized gains...............      1,684             0            12,260        2,172           0
Mortality and expense risk
  charges......................       (958)           (1)           (1,393)        (692)         (7)
                                  --------          ----          --------     --------       -----
Net investment income (loss)...      1,376            (1)           10,867        2,023          (7)
                                  --------          ----          --------     --------       -----
Realized and unrealized loss
  on investments:
  Net realized loss on
   investments.................     (9,710)           (9)          (28,799)      (6,246)        (10)
  Net change in unrealized
   depreciation of investments.     (8,258)           (8)          (18,560)      (7,106)       (140)
                                  --------          ----          --------     --------       -----
Net realized and unrealized
  loss on investments..........    (17,968)          (17)          (47,359)     (13,352)       (150)
                                  --------          ----          --------     --------       -----
Net decrease in net assets
  resulting from operations....   $(16,592)         $(18)         $(36,492)    $(11,329)      $(157)
                                  ========          ====          ========     ========       =====

----------
** Commencement of operations.

                      See notes to financial statements.

                               MONYEquity Master
     --------------------------------------------------------------------

                        Janus Aspen Series
     -------------------------------------------------------

       Aggressive                     Capital     Worldwide
         Growth        Balanced     Appreciation    Growth
       Subaccount     Subaccount     Subaccount   Subaccount     Total
     -------------- --------------- ------------ ------------ ------------
     For the period For the period
     May 15, 2001** June 13, 2001** For the year For the year For the year
        through         through        ended        ended        ended
      December 31,   December 31,   December 31, December 31, December 31,
          2001           2001           2001         2001         2001
     -------------- --------------- ------------ ------------ ------------
         $   0           $ 368        $  3,159     $  1,160   $   310,571
             0               0               0            0     2,768,149
            (9)            (56)         (1,773)      (1,629)     (175,453)
         -----           -----        --------     --------   -----------
            (9)            312           1,386         (469)    2,903,267
         -----           -----        --------     --------   -----------
           (43)            (59)        (23,108)     (45,597)   (2,660,547)
          (317)           (561)        (36,977)      (9,729)   (3,179,263)
         -----           -----        --------     --------   -----------
          (360)           (620)        (60,085)     (55,326)   (5,839,810)
         -----           -----        --------     --------   -----------
         $(369)          $(308)       $(58,699)    $(55,795)  $(2,936,543)
         =====           =====        ========     ========   ===========

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                     MONY

                              Variable Account L

                      STATEMENT OF CHANGES IN NET ASSETS

                       For the years ended December 31,

                                                                          Strategist
                                                   -------------------------------------------------------
                                                                    MONY Series Fund, Inc.
                                                   -------------------------------------------------------
                                                                                            Intermediate
                                                      Equity Growth      Equity Income        Term Bond
                                                       Subaccount          Subaccount        Subaccount
                                                   ------------------  -----------------  ----------------
                                                     2001      2000      2001     2000      2001     2000
                                                   --------  --------  -------  --------  -------  -------
From operations:
 Net investment income............................ $ 39,337  $ 25,674  $ 4,823  $  7,622  $   358  $   392
 Net realized gain (loss) on investments..........  (42,503)    7,207   (5,128)   (4,520)      27       12
 Net change in unrealized appreciation
   (depreciation) of investments..................  (14,629)  (42,699)  (5,340)     (787)     194      108
                                                   --------  --------  -------  --------  -------  -------
Net increase (decrease) in net assets resulting
 from operations..................................  (17,795)   (9,818)  (5,645)    2,315      579      512
                                                   --------  --------  -------  --------  -------  -------
From unit transactions:
 Net proceeds from the issuance of units..........   10,837     9,102    9,400     8,068      407      407
 Net asset value of units redeemed or used to
   meet contract obligations......................  (37,289)  (19,117)  (9,050)  (13,604)    (684)    (655)
                                                   --------  --------  -------  --------  -------  -------
Net increase (decrease) from unit transactions....  (26,452)  (10,015)     350    (5,536)    (277)    (248)
                                                   --------  --------  -------  --------  -------  -------
Net increase (decrease) in net assets.............  (44,247)  (19,833)  (5,295)   (3,221)     302      264
Net assets beginning of year......................  101,508   121,341   46,237    49,458    7,454    7,190
                                                   --------  --------  -------  --------  -------  -------
Net assets end of year*........................... $ 57,261  $101,508  $40,942  $ 46,237  $ 7,756  $ 7,454
                                                   ========  ========  =======  ========  =======  =======
Unit transactions:
Units outstanding beginning of year...............    1,498     1,629      815       919      306      316
Units issued during the year......................      189       126      185       157       16       18
Units redeemed during the year....................     (633)     (257)    (185)     (261)     (27)     (28)
                                                   --------  --------  -------  --------  -------  -------
Units outstanding end of year.....................    1,054     1,498      815       815      295      306
                                                   ========  ========  =======  ========  =======  =======
----------
*  Includes undistributed net investment income
   of:                                             $ 99,666  $ 60,329  $40,497  $ 35,674  $10,528  $10,170
                                                   ========  ========  =======  ========  =======  =======

                      See notes to financial statements.

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                       For the years ended December 31,

                                                               Strategist
                               --------------------------------------------------------------------------
                                               MONY Series Fund, Inc.
                               ------------------------------------------------------
                                Long Term Bond       Diversified       Money Market
                                  Subaccount         Subaccount         Subaccount            Total
                               ----------------  ------------------  ----------------  ------------------
                                 2001     2000     2001      2000      2001     2000     2001      2000
                               -------  -------  --------  --------  -------  -------  --------  --------
From operations:
 Net investment income........ $   707  $   892  $ 25,714  $ 18,903  $ 1,132  $ 1,204  $ 72,071  $ 54,687
 Net realized gain (loss) on
   investments................     140       42      (771)    1,306        0        0   (48,235)    4,047
 Net change in unrealized
   appreciation
   (depreciation) of
   investments................       0    1,085   (42,095)  (28,524)       0        0   (61,870)  (70,817)
                               -------  -------  --------  --------  -------  -------  --------  --------
Net increase (decrease) in
 net assets resulting from
 operations...................     847    2,019   (17,152)   (8,315)   1,132    1,204   (38,034)  (12,083)
                               -------  -------  --------  --------  -------  -------  --------  --------
From unit transactions:
 Net proceeds from the
   issuance of units..........     695      662     1,816     1,816   26,387      225    49,542    20,280
 Net asset value of units
   redeemed or used to meet
   contract obligations.......  (1,469)  (1,395)   (4,976)   (3,147)  (3,158)  (3,045)  (56,626)  (40,963)
                               -------  -------  --------  --------  -------  -------  --------  --------
Net increase (decrease) from
 unit transactions............    (774)    (733)   (3,160)   (1,331)  23,229   (2,820)   (7,084)  (20,683)
                               -------  -------  --------  --------  -------  -------  --------  --------
Net increase (decrease) in
 net assets...................      73    1,286   (20,312)   (9,646)  24,361   (1,616)  (45,118)  (32,766)
Net assets beginning of year..  15,153   13,867   108,091   117,737   21,688   23,304   300,131   332,897
                               -------  -------  --------  --------  -------  -------  --------  --------
Net assets end of year*....... $15,226  $15,153  $ 87,779  $108,091  $46,049  $21,688  $255,013  $300,131
                               =======  =======  ========  ========  =======  =======  ========  ========
Unit transactions:
Units outstanding beginning
 of year......................     503      529     2,144     2,169    1,091    1,237
Units issued during the year..      22       24        41        34    1,312       12
Units redeemed during the year     (47)     (50)     (114)      (59)    (157)    (158)
                               -------  -------  --------  --------  -------  -------
Units outstanding end of year.     478      503     2,071     2,144    2,246    1,091
                               =======  =======  ========  ========  =======  =======
----------
*  Includes undistributed net
   investment income of:       $29,824  $29,117  $ 98,544  $ 72,830  $29,938  $28,806  $308,997  $236,926
                               =======  =======  ========  ========  =======  =======  ========  ========

                      See notes to financial statements.

                                MONYEquity Master
-------------------------------------------------------------------------------------
                             MONY Series Fund, Inc.
-------------------------------------------------------------------------------------
Government Securities Intermediate Term Bond   Long Term Bond        Money Market
    Subaccount            Subaccount             Subaccount           Subaccount
--------------------  ---------------------  ------------------  --------------------
  2001       2000       2001        2000       2001      2000       2001       2000
--------   --------    --------   --------   --------  --------  ---------  ---------
$  7,101   $  6,723   $  4,146    $  3,492   $ 11,265  $ 11,033  $  12,101  $  18,236
   1,848     (2,432)       373      (1,282)     3,331   (13,149)         0          0

   1,700      8,747      2,572       3,205       (686)   30,688          0          0
--------   --------    --------   --------   --------  --------  ---------  ---------
  10,649     13,038      7,091       5,415     13,910    28,572     12,101     18,236
--------   --------    --------   --------   --------  --------  ---------  ---------
  80,538     95,228     41,738      58,601     86,596    90,649    227,921    813,712

 (43,706)   (62,590)   (15,441)    (18,396)   (52,289)  (40,413)  (110,374)  (958,404)
--------   --------    --------   --------   --------  --------  ---------  ---------
  36,832     32,638     26,297      40,205     34,307    50,236    117,547   (144,692)
--------   --------    --------   --------   --------  --------  ---------  ---------
  47,481     45,676     33,388      45,620     48,217    78,808    129,648   (126,456)
 170,588    124,912     86,094      40,474    243,768   164,960    373,582    500,038
--------   --------    --------   --------   --------  --------  ---------  ---------
$218,069   $170,588   $119,482    $ 86,094   $291,985  $243,768  $ 503,230  $ 373,582
========   ========    ========   ========   ========  ========  =========  =========
  13,956     11,129      7,085       3,569     18,963    14,728     30,993     43,698
   6,354      8,301      3,258       5,116      6,605     7,682     18,556     69,880
  (3,447)    (5,474)    (1,215)     (1,600)    (4,040)   (3,447)    (9,027)   (82,585)
--------   --------    --------   --------   --------  --------  ---------  ---------
  16,863     13,956      9,128       7,085     21,528    18,963     40,522     30,993
========   ========    ========   ========   ========  ========  =========  =========

$ 16,076   $  8,975   $  8,828    $  4,682   $ 32,704  $ 21,439  $  62,686  $  50,585
========   ========    ========   ========   ========  ========  =========  =========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                   MONYEquity Master
                     ----------------------------------------------------------------------------
                                             Enterprise Accumulation Trust
                     ----------------------------------------------------------------------------
                                                  Small Company Value
                         Equity Subaccount            Subaccount            Managed Subaccount
                     ------------------------  ------------------------  ------------------------

                     For the year For the year For the year For the year For the year For the year
                        ended        ended        ended        ended        ended        ended
                     December 31, December 31, December 31, December 31, December 31, December 31,
                         2001         2000         2001         2000         2001         2000
                     ------------ ------------ ------------ ------------ ------------ ------------
From operations:
 Net investment
   income (loss).... $ 1,065,812  $ 1,968,620   $1,043,032   $  652,884  $   570,036  $ 2,809,371
 Net realized gain
   (loss) on
   investments......    (863,163)      35,077     (200,237)      89,030   (1,347,132)    (852,352)
 Net change in
   unrealized
   depreciation of
   investments......  (1,586,564)  (2,557,368)    (673,717)    (677,429)    (296,366)  (1,901,207)
                     -----------  -----------   ----------   ----------  -----------  -----------
Net increase
 (decrease) in net
 assets resulting
 from operations....  (1,383,915)    (553,671)     169,078       64,485   (1,073,462)      55,812
                     -----------  -----------   ----------   ----------  -----------  -----------
From unit
 transactions:
 Net proceeds from
   the issuance of
   units............   1,703,994    2,597,938    1,037,221    1,558,529    2,046,956    2,866,619
 Net asset value of
   units redeemed
   or used to meet
   contract
   obligations......    (969,103)  (1,243,143)    (572,189)    (710,983)  (1,270,158)  (2,636,000)
                     -----------  -----------   ----------   ----------  -----------  -----------
Net increase from
 unit transactions..     734,891    1,354,795      465,032      847,546      776,798      230,619
                     -----------  -----------   ----------   ----------  -----------  -----------
Net increase
 (decrease) in net
 assets.............    (649,024)     801,124      634,110      912,031     (296,664)     286,431
Net assets
 beginning of period   7,019,074    6,217,950    3,704,688    2,792,657    8,858,678    8,572,247
                     -----------  -----------   ----------   ----------  -----------  -----------
Net assets end of
 period*............ $ 6,370,050  $ 7,019,074   $4,338,798   $3,704,688  $ 8,562,014  $ 8,858,678
                     ===========  ===========   ==========   ==========  ===========  ===========
Unit transactions:
Units outstanding
 beginning of period     472,274      393,602      182,442      139,911      575,976      561,265
Units issued during
 the period.........     139,694      150,855       50,013       78,023      146,154      191,987
Units redeemed
 during the period..     (79,945)     (72,183)     (27,839)     (35,492)     (90,687)    (177,276)
                     -----------  -----------   ----------   ----------  -----------  -----------
Units outstanding
 end of period......     532,023      472,274      204,616      182,442      631,443      575,976
                     ===========  ===========   ==========   ==========  ===========  ===========
----------
*  Includes
   undistributed
   net investment
   income (loss) of: $ 3,575,509  $ 2,509,697   $1,919,772   $  876,740  $ 5,095,137  $ 4,525,101
                     ===========  ===========   ==========   ==========  ===========  ===========

** Commencement of operations

                      See notes to financial statements.

                                             MONYEquity Master
----------------------------------------------------------------------------------------------------------
                                       Enterprise Accumulation Trust
----------------------------------------------------------------------------------------------------------
  International Growth         High Yield Bond                Growth                 Growth and Income
       Subaccount                Subaccount                 Subaccount                  Subaccount
------------------------  ------------------------  --------------------------  --------------------------
                                                                 For the period              For the period
For the year For the year For the year For the year For the year May 2, 2000**  For the year May 2, 2000**
   ended        ended        ended        ended        ended        through        ended        through
December 31, December 31, December 31, December 31, December 31,  December 31,  December 31,  December 31,
    2001         2000         2001         2000         2001          2000          2001          2000
------------ ------------ ------------ ------------ ------------ -------------- ------------ --------------
 $  128,013   $  123,699    $ 46,007    $  42,778     $   (575)    $   4,568      $    769      $ (1,097)
    (98,675)      44,665     (18,199)     (25,732)      (4,515)      (44,044)      (10,658)         (197)
   (445,255)    (436,907)     (1,547)     (33,467)     (22,821)       (3,888)      (65,635)      (14,720)
 ----------   ----------    --------    ---------     --------     ---------      --------      --------

   (415,917)    (268,543)     26,261      (16,421)     (27,911)      (43,364)      (75,524)      (16,014)
 ----------   ----------    --------    ---------     --------     ---------      --------      --------
    432,230      732,612     145,404      224,131       81,619       791,837       131,912       610,914

   (234,412)    (337,855)    (82,820)    (152,327)     (19,913)     (539,762)      (71,399)      (18,685)
 ----------   ----------    --------    ---------     --------     ---------      --------      --------
    197,818      394,757      62,584       71,804       61,706       252,075        60,513       592,229
 ----------   ----------    --------    ---------     --------     ---------      --------      --------
   (218,099)     126,214      88,845       55,383       33,795       208,711       (15,011)      576,215
  1,388,323    1,262,109     508,818      453,435      208,711             0       576,215             0
 ----------   ----------    --------    ---------     --------     ---------      --------      --------
 $1,170,224   $1,388,323    $597,663    $ 508,818     $242,506     $ 208,711      $561,204      $576,215
 ==========   ==========    ========    =========     ========     =========      ========      ========
    100,108       74,758      43,551       37,549       21,398             0        58,400             0
     39,323       48,113      12,128       18,734        9,662        78,119        14,623        60,269
    (21,611)     (22,763)     (7,006)     (12,732)      (2,407)      (56,721)       (7,982)       (1,869)
 ----------   ----------    --------    ---------     --------     ---------      --------      --------
    117,820      100,108      48,673       43,551       28,653        21,398        65,041        58,400
 ==========   ==========    ========    =========     ========     =========      ========      ========

 $  298,152   $  170,139    $140,418    $  94,411     $  3,993     $   4,568      $   (328)     $ (1,097)
 ==========   ==========    ========    =========     ========     =========      ========      ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)

                                                                        MONYEquity Master
                                    -----------------------------------------------------------------------------------------
                                                                  Enterprise Accumulation Trust
                                    -----------------------------------------------------------------------------------------
                                              Capital                              Equity        Multi-Cap     Small Company
                                           Appreciation            Balanced        Income          Growth          Growth
                                            Subaccount            Subaccount     Subaccount      Subaccount      Subaccount
                                    --------------------------  -------------- --------------- -------------- ----------------
                                                 For the period For the period For the period  For the period  For the period
                                    For the year May 2, 2000**  May 4, 2001**  June 19, 2001** May 18, 2001** August 8, 2001**
                                       ended        through        through         through        through         through
                                    December 31,  December 31,   December 31,   December 31,    December 31,    December 31,
                                        2001          2000           2001           2001            2001            2001
                                    ------------ -------------- -------------- --------------- -------------- ----------------
From operations:
 Net investment income (loss)......   $    (46)     $ 3,281        $    32         $    17         $  (13)         $  100
 Net realized gain (loss) on
   investments.....................     (9,362)        (245)          (239)           (261)           (41)            (18)
 Net change in unrealized
   appreciation (depreciation) of
   investments.....................     (9,232)      (7,590)             0             100           (134)            108
                                      --------      -------        -------         -------         ------          ------
Net increase (decrease) in net
 assets resulting from operations..    (18,640)      (4,554)          (207)           (144)          (188)            190
                                      --------      -------        -------         -------         ------          ------
From unit transactions:
 Net proceeds from the issuance of
   units...........................     49,649       98,634          2,610           5,300          5,378           4,941
 Net asset value of units redeemed
   or used to meet contract
   obligations.....................    (27,711)      (8,486)        (2,402)         (2,997)          (179)           (126)
                                      --------      -------        -------         -------         ------          ------
Net increase from unit transactions     21,938       90,148            208           2,303          5,199           4,815
                                      --------      -------        -------         -------         ------          ------
Net increase in net assets.........      3,298       85,594              1           2,159          5,011           5,005
Net assets beginning of period.....     85,594            0              0               0              0               0
                                      --------      -------        -------         -------         ------          ------
Net assets end of period*..........   $ 88,892      $85,594        $     1         $ 2,159         $5,011          $5,005
                                      ========      =======        =======         =======         ======          ======
Unit transactions:
Units outstanding beginning of
 period............................      9,254            0              0               0              0               0
Units issued during the period.....      6,340       10,125            263             556            594             490
Units redeemed during the period...     (3,618)        (871)          (263)           (325)           (22)            (14)
                                      --------      -------        -------         -------         ------          ------
Units outstanding end of period....     11,976        9,254              0***          231            572             476
                                      ========      =======        =======         =======         ======          ======
----------
*  Includes undistributed net
   investment income (loss) of:       $  3,235      $ 3,281        $    32         $    17         $  (13)         $  100
                                      ========      =======        =======         =======         ======          ======
** Commencement of operations
***Amounts round to less than one

                      See notes to financial statements.

                                              MONYEquity Master
------------------------------------------------------------------------------------------------------------
                                                                                  Fidelity Variable Insurance
 Enterprise Accumulation Trust                                                          Products Funds
-----------------------------                                                     --------------------------
    Mid-Cap         Worldwide              Dreyfus                 Dreyfus                    VIP
     Growth          Growth              Stock Index         Socially Responsible           Growth
   Subaccount      Subaccount            Subaccount           Growth Subaccount           Subaccount
---------------- --------------- --------------------------  -------------------- --------------------------
 For the period  For the period               For the period    For the period                 For the period
August 8, 2001** June 13, 2001** For the year May 2, 2000**     May 15, 2001**    For the year May 11, 2000**
    through          through        ended        through           through           ended        through
  December 31,    December 31,   December 31,  December 31,      December 31,     December 31,  December 31,
      2001            2001           2001          2000              2001             2001          2000
---------------- --------------- ------------ -------------- -------------------- ------------ --------------
     $   (7)           $(1)        $  1,376      $  1,707            $ (1)          $ 10,867      $   (542)
        (18)             0           (9,710)         (539)             (9)           (28,799)          297
       (130)             0           (8,258)       (9,456)             (8)           (18,560)      (25,062)
     ------            ---         --------      --------            ----           --------      --------
       (155)            (1)         (16,592)       (8,288)            (18)           (36,492)      (25,307)
     ------            ---         --------      --------            ----           --------      --------
      3,876              1          103,848       121,260             469            109,238       222,452
       (124)             0          (35,305)       (7,903)            (77)           (54,494)      (14,989)
     ------            ---         --------      --------            ----           --------      --------
      3,752              1           68,543       113,357             392             54,744       207,463
     ------            ---         --------      --------            ----           --------      --------
      3,597              0***        51,951       105,069             374             18,252       182,156
          0              0          105,069             0               0            182,156             0
     ------            ---         --------      --------            ----           --------      --------
     $3,597            $ 0***      $157,020      $105,069            $374           $200,408      $182,156
     ======            ===         ========      ========            ====           ========      ========
          0              0           11,492             0               0             19,810             0
        393              0***        12,533        12,300              53             13,854        21,273
        (14)             0           (4,316)         (808)             (9)            (6,963)       (1,463)
     ------            ---         --------      --------            ----           --------      --------
        379              0***        19,709        11,492              44             26,701        19,810
     ======            ===         ========      ========            ====           ========      ========

     $   (7)           $(1)        $  3,083      $  1,707            $ (1)          $ 10,325      $   (542)
     ======            ===         ========      ========            ====           ========      ========

                                     MONY

                              Variable Account L

                STATEMENT OF CHANGES IN NET ASSETS (continued)


                                                         MONYEquity Master
                               --------------------------------------------------------------------
                                                                                      Janus Aspen
                                   Fidelity Variable Insurance Products Funds           Series
                               --------------------------------------------------  -----------------
                                           VIP II                   VIP III           Aggressive
                                         Contrafund           Growth Opportunities      Growth
                                         Subaccount                Subaccount         Subaccount
                               -----------------------------  -------------------- -----------------

                               For the year  For the period      For the period     For the period
                                  ended       May 2, 2000**      May 15, 2001**     May 15, 2001**
                               December 31,      through            through             through
                                   2001     December 31, 2000  December 31, 2001   December 31, 2001
                               ------------ ----------------- -------------------- -----------------
From operations:
 Net investment income (loss).   $  2,023        $  (255)            $   (7)            $   (9)
 Net realized loss on
   investments................     (6,246)          (119)               (10)               (43)
 Net change in unrealized
   depreciation of investments     (7,106)        (3,751)              (140)              (317)
                                 --------        -------             ------             ------
Net decrease in net assets
 resulting from operations....    (11,329)        (4,125)              (157)              (369)
                                 --------        -------             ------             ------
From unit transactions:
 Net proceeds from the
   issuance of units..........     66,691         92,416              2,088              3,879
 Net asset value of units
   redeemed or used to
   meet contract obligations..    (23,568)        (6,296)               (88)              (186)
                                 --------        -------             ------             ------
Net increase from unit
 transactions.................     43,123         86,120              2,000              3,693
                                 --------        -------             ------             ------
Net increase in net assets....     31,794         81,995              1,843              3,324
Net assets beginning of period     81,995              0                  0                  0
                                 --------        -------             ------             ------
Net assets end of period*.....   $113,789        $81,995             $1,843             $3,324
                                 ========        =======             ======             ======
Unit transactions:
Units outstanding beginning
 of period....................      8,689              0                  0                  0
Units issued during the period      8,027          9,334                208                437
Units redeemed during the
 period.......................     (2,850)          (645)                (9)               (24)
                                 --------        -------             ------             ------
Units outstanding end of
 period.......................     13,866          8,689                199                413
                                 ========        =======             ======             ======
----------
*  Includes undistributed net
   investment income (loss)
   of:                           $  1,768        $  (255)            $   (7)            $   (9)
                                 ========        =======             ======             ======

** Commencement of operations

                      See notes to financial statements.

                                                 MONYEquity Master
-------------------------------------------------------------------------------------------------------------------

                              Janus Aspen Series
-------------------------------------------------------------------------------
                             Capital                       Worldwide
    Balanced               Appreciation                      Growth
   Subaccount               Subaccount                     Subaccount                          Total
----------------- -----------------------------  -----------------------------  ----------------------------------
 For the period   For the year  For the period   For the year  For the period
 June 13, 2001**     ended       May 4, 2000**      ended       May 2, 2000**     For the year      For the year
     through      December 31,      through      December 31,      through            ended             ended
December 31, 2001     2001     December 31, 2000     2001     December 31, 2000 December 31, 2001 December 31, 2000
----------------- ------------ ----------------- ------------ ----------------- ----------------- -----------------
     $   312        $  1,386       $  1,552        $   (469)      $  8,187         $ 2,903,267       $ 5,654,237
         (59)        (23,108)          (954)        (45,597)        (2,761)         (2,660,547)         (774,737)
        (561)        (36,977)       (39,917)         (9,729)       (41,819)         (3,179,263)       (5,709,941)
     -------        --------       --------        --------       --------         -----------       -----------
        (308)        (58,699)       (39,319)        (55,795)       (36,393)         (2,936,543)         (830,441)
     -------        --------       --------        --------       --------         -----------       -----------
      14,889         126,828        299,970         150,378        265,449           6,666,192        11,540,951
        (533)        (50,973)       (19,778)        (68,469)       (16,691)         (3,709,036)       (6,792,701)
     -------        --------       --------        --------       --------         -----------       -----------
      14,356          75,855        280,192          81,909        248,758           2,957,156         4,748,250
     -------        --------       --------        --------       --------         -----------       -----------
      14,048          17,156        240,873          26,114        212,365              20,613         3,917,809
           0         240,873              0         212,365              0          24,046,591        20,128,782
     -------        --------       --------        --------       --------         -----------       -----------
     $14,048        $258,029       $240,873        $238,479       $212,365         $24,067,204       $24,046,591
     =======        ========       ========        ========       ========         ===========       ===========
           0          28,955              0          26,409              0
       1,491          18,374         31,067          22,493         28,254
         (56)         (7,410)        (2,112)        (10,356)        (1,845)
     -------        --------       --------        --------       --------
       1,435          39,919         28,955          38,546         26,409
     =======        ========       ========        ========       ========
     $   312        $  2,938       $  1,552        $  7,718       $  8,187         $11,182,437       $ 8,279,170
     =======        ========       ========        ========       ========         ===========       ===========

                                     MONY

                              Variable Account L

                         NOTES TO FINANCIAL STATEMENTS


1. Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used only to support Flexible Premium Variable Life Insurance policies, which include Variable Life (Strategist) and Variable Universal Life (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master). These policies are issued by MONY. For presentation purposes, the information related to the Variable Life (Strategist) and Variable Universal Life (MONYEquity Master) Insurance policies is presented here.

   There are currently six Strategist subaccounts and twenty-seven MONYEquity Master subaccounts within the Variable Account each of which invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These financial statements should be read in conjunction with the financial statements and footnotes of the Funds, which were distributed by MONY to the policyholders.

2. Significant Accounting Policies:

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment in shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on amortized cost of the securities held, which approximates market value.

  Investment Transactions and Investment Income:

   Investments in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments in the portfolios of the Funds are determined on the identified cost basis. Dividend income and distributions of net realized gains are recorded on the ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received are reinvested in additional shares of the respective portfolios of the Funds.

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based upon current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



3. Related Party Transactions:

   MONY is the legal owner of the assets of the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated as contractholder redemptions by the Variable Account. The amount deducted for such purposes from all Strategist and MONYEquity Master subaccounts for the period ended December 31, 2001 aggregated $2,939,342.

   MONY receives from the Variable Account the amounts deducted for mortality and expense risks at an annual rate of 0.60% (for each of the Strategist Subaccounts) and 0.75% (for each of the MONYEquity Master Subaccounts) of the average daily net assets of the respective subaccounts. As MONY Life Insurance Company of America, a wholly-owned subsidiary of MONY, acts as investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to the portfolios of Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY and MONY America receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the year ended December 31, 2001, MONY received $1,736 in aggregate from certain Funds in connection with Strategist and MONYEquity Master subaccounts.

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



4. Investment Transactions:

   Cost of shares acquired and proceeds from shares redeemed by each subaccount during the period ended December 31, 2001 were as follows:

                                   Cost of Shares Acquired   Proceeds from
    Strategist Subaccounts         (Excludes Reinvestments) Shares Redeemed
    ----------------------         ------------------------ ---------------
    MONY Series Fund, Inc.
    Equity Growth Portfolio.......        $   12,238          $   39,124
    Equity Income Portfolio.......            10,350              10,259
    Intermediate Term Bond
      Portfolio...................               407                 730
    Long Term Bond Portfolio......               708               1,574
    Diversified Portfolio.........             1,815               5,550
    Money Market Portfolio........            26,406               3,407

    MONYEquity Master
    -----------------
    MONY Series Fund, Inc.
    Government Securities
      Portfolio...................            85,513              50,129
    Intermediate Term Bond
      Portfolio...................            43,741              18,185
    Long Term Bond Portfolio......            91,385              59,065
    Money Market Portfolio........           230,323             115,888

    Enterprise Accumulation Trust
    Equity Portfolio..............         1,753,946           1,065,700
    Small Company Value Portfolio.         1,073,856             638,842
    Managed Portfolio.............         2,118,159           1,404,745
    International Growth Portfolio           444,264             255,530
    High Yield Bond Portfolio.....           153,164              94,765
    Growth Portfolio..............            82,504              22,352
    Growth and Income Portfolio...           132,772              76,425
    Capital Appreciation Portfolio            51,811              30,499
    Balanced Portfolio............             2,631               2,430
    Equity Income Portfolio.......             5,299               3,009
    Multi-Cap Growth Portfolio....             5,389                 201
    Small Company Growth Portfolio             4,952                 144
    Mid-Cap Growth Portfolio......             3,876                 130
    Worldwide Growth Portfolio....             5,936               5,935

    Dreyfus
    Dreyfus Stock Index Fund......           105,958              38,346
    Dreyfus Socially Responsible
      Growth Fund, Inc............               490                  98

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


    4. Investment Transactions:
    (continued)

                                   Cost of Shares Acquired   Proceeds from
    MONYEquity Master              (Excludes Reinvestments) Shares Redeemed
    -----------------              ------------------------ ---------------

    Fidelity Variable Insurance
      Products Funds
    VIP Growth Portfolio..........         $115,349             $61,976
    VIP II Contrafund Portfolio...           68,918              26,467
    VIP III Growth Opportunities
      Portfolio...................            2,088                  94

    Janus Aspen Series
    Aggressive Growth Portfolio...            3,898                 213
    Balanced Portfolio............           28,855              14,550
    Capital Appreciation Portfolio          128,140              54,034
    Worldwide Growth Portfolio....          162,650              82,345

5. Financial Highlights

   For a unit outstanding throughout the period ended December 31, 2001:

                                   At December 31, 2001      For the period ended December 31, 2001
                               ----------------------------- ------------------------------------
                                                             Investment
                                                  Net Assets   Income       Expense      Total
Strategist Subaccounts         Units  Unit Values   (000s)     Ratio*       Ratio**    Return***
----------------------         ------ ----------- ---------- ----------     -------    ---------

MONY Series Fund, Inc.
Equity Growth Subaccount......  1,054   $54.34       $ 57       0.00%        0.60%      (19.79)%
Equity Income Subaccount......    815    50.21         41       1.71         0.60       (11.52)
Intermediate Term Bond
  Subaccount..................    295    26.31          8       5.27         0.60         7.87
Long Term Bond Subaccount.....    478    31.82         15       5.16         0.60         5.68
Diversified Subaccount........  2,071    42.39         88       1.13         0.60       (15.93)
Money Market Subaccount.......  2,246    20.50         46       3.44         0.60         3.17

MONYEquity Master Subaccounts
-----------------------------
MONY Series Fund, Inc.
Government Securities
  Subaccount.................. 16,863    12.93        218       4.35         0.75         5.81
Intermediate Term Bond
  Subaccount..................  9,128    13.09        119       4.84         0.75         7.74
Long Term Bond Subaccount..... 21,528    13.56        292       4.92         0.75         5.53
Money Market Subaccount....... 40,522    12.42        503       3.59         0.75         3.07

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)



5. Financial                                                         For the period ended
Highlights:                     At December 31, 2001                   December 31, 2001
(continued)          ----------------------------------         -----------------------------
                                                                Investment
MONYEquity Master                                Net Assets       Income    Expense     Total
Subaccounts              Units     Unit Values     (000s)         Ratio*    Ratio**   Return***
-----------          -------       ----------- ----------       ----------  -------   ---------

Enterprise
  Accumulation Trust
Equity Subaccount... 532,023         $11.97      $6,370            0.00%     0.75%     (19.45)%
Small Company Value
  Subaccount........ 204,616          21.20       4,339            0.26      0.75        4.33
Managed Subaccount.. 631,443          13.56       8,562            2.19      0.75      (11.83)
International
  Growth Subaccount. 117,820           9.93       1,170            0.68      0.75      (28.41)
High Yield Bond
  Subaccount........  48,673          12.28         598            8.85      0.75        5.14
Growth Subaccount...  28,653           8.46         243            0.48      0.75      (13.23)
Growth and Income
  Subaccount........  65,041           8.63         561            0.89      0.75      (12.56)
Capital
  Appreciation
  Subaccount........  11,976           7.42          89            0.70      0.75      (19.78)
Balanced Subaccount
  (1)...............       0(/\/\)     9.18           0(/\/\/\)    4.18(/\)  0.75(/\)   (8.20)
Equity Income
  Subaccount (2)....     231           9.35           2            1.66(/\)  0.75(/\)   (6.50)
Multi-Cap Growth
  Subaccount (3)....     572           8.76           5            0.00(/\)  0.75(/\)  (12.40)
Small Company
  Growth Subaccount
  (4)...............     476          10.51           5            0.00(/\)  0.75(/\)    5.10
Mid-Cap Growth
  Subaccount (4)....     379           9.49           4            0.00(/\)  0.75(/\)   (5.10)
Worldwide Growth
  Subaccount (5)....       0(/\/\)    10.01           0(/\/\/\)    0.00(/\)  0.75(/\)    0.10

Dreyfus
Dreyfus Stock Index
  Subaccount........  19,709           7.96         157            0.51      0.75      (12.91)
Dreyfus Socially
  Responsible
  Growth Subaccount
  (6)...............      44           8.57           0(/\/\/\)    0.00(/\)  0.75(/\)  (14.30)

Fidelity Variable
  Insurance
  Products Funds
VIP Growth
  Subaccount........  26,701           7.51         200            0.00      0.75      (18.37)
VIP II Contrafund
  Subaccount........  13,866           8.21         114            0.59      0.75      (13.03)
VIP III Growth
  Opportunities
  Subaccount (6)....     199           9.27           2            0.00(^)   0.75(/\)   (7.30)

Janus Aspen Series
Aggressive Growth
  Subaccount (6)....     413           8.04           3            0.00(/\)  0.75(/\)  (19.60)
Balanced Subaccount
  (5)...............   1,435           9.79          14            4.93(/\)  0.75(/\)   (2.10)
Capital
  Appreciation
  Subaccount........  39,919           6.46         258            1.34      0.75      (22.36)
Worldwide Growth
  Subaccount........  38,546           6.19         238            0.53      0.75      (23.01)

----------
* This ratio represents the amount of dividend income, excluding distributions from net realized gains, received by the subaccount from the underlying fund, net of investment advisory fees assessed by the underlying fund's investment adviser and other expenses of the underlying fund, divided by the average net assets of the subaccount. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the net asset value per Unit. The recognition of dividend income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
** This ratio represents the annual contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to net asset value per Unit. Charges made directly to contractholder accounts by redemption of Units and expenses of the respective underlying fund are excluded from this ratio.

                                     MONY

                              Variable Account L

                   NOTES TO FINANCIAL STATEMENTS (continued)


5. Financial Highlights: (continued)
*** Represents the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the Expense Ratio. The Total Return does not include any expenses assessed through the redemption of Units; the Total Return would have been lower had such expenses been included in the calculation. Total returns for periods less than one year are not annualized.
(/\)     Annualized
(/\/\)   Amounts round to less than one
(/\/\/\) Amounts round to less than one thousand dollars
(1) For the period May 4, 2001 (commencement of operations) through December 31, 2001.
(2) For the period June 19, 2001 (commencement of operations) through December 31, 2001.
(3) For the period May 18, 2001 (commencement of operations) through December 31, 2001.
(4) For the period August 8, 2001 (commencement of operations) through December 31, 2001.
(5) For the period June 13, 2001 (commencement of operations) through December 31, 2001.
(6) For the period May 15, 2001 (commencement of operations) through December 31, 2001.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
MONY Life Insurance Company and the
Contractholders of Subaccounts of MONY Variable Account L

In our opinion, the accompanying combined statements of assets and liabilities and the related combined statements of operations and of changes in net assets present fairly, in all material respects, the combined financial position of Subaccounts of MONY Variable Account L at December 31, 2001, and the combined results of their operations and the changes in their combined net assets for the periods presented, in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of MONY Life Insurance Company's management; our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits of these combined financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2001 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
April 12, 2002

                                     MONY

                              Variable Account L

                  COMBINED STATEMENT OF ASSETS & LIABILITIES

                               December 31, 2001

                          ASSETS
Investments at cost......................................... $42,926,621
                                                             ===========
Investments in Funds, at net asset value.................... $33,475,266
Amounts due from MONY.......................................      59,513
Amounts due from Funds......................................      22,838
                                                             -----------
       Total assets.........................................  33,557,617
                                                             -----------
                        LIABILITIES
Amounts due to MONY.........................................      33,296
Amounts due to Funds........................................      59,513
                                                             -----------
       Total liabilities....................................      92,809
                                                             -----------
Net assets.................................................. $33,464,808
                                                             ===========
Net assets consist of:
  Contractholders' net payments............................. $35,027,747
  Undistributed net investment income.......................  11,799,967
  Accumulated net realized loss on investments..............  (3,911,551)
  Net unrealized depreciation of investments................  (9,451,355)
                                                             -----------
Net assets.................................................. $33,464,808
                                                             ===========


                  See notes to combined financial statements.

                                     MONY

                              Variable Account L

                       COMBINED STATEMENT OF OPERATIONS

                     For the year ended December 31, 2001

Dividend income............................................. $   382,920
Distributions from net realized gains.......................   3,045,967
Mortality and expense risk charges..........................    (197,413)
                                                             -----------
Net investment income.......................................   3,231,474
                                                             -----------
Realized and unrealized loss on investments:
  Net realized loss on investments..........................  (3,270,716)
  Net change in unrealized depreciation of investments......  (3,560,698)
                                                             -----------
Net realized and unrealized loss on investments.............  (6,831,414)
                                                             -----------
Net decrease in net assets resulting from operations........ $(3,599,940)
                                                             ===========


                  See notes to combined financial statements.

                                     MONY

                              Variable Account L

                  COMBINED STATEMENT OF CHANGES IN NET ASSETS

                       For the years ended December 31,

                                                                 2001         2000
                                                             -----------  -----------
From operations:
  Net investment income..................................... $ 3,231,474  $ 5,761,321
  Net realized loss on investments..........................  (3,270,716)    (809,748)
  Net change in unrealized depreciation of investments......  (3,560,698)  (5,998,527)
                                                             -----------  -----------
Net decrease in net assets resulting from operations........  (3,599,940)  (1,046,954)
                                                             -----------  -----------
From unit transactions:
  Net proceeds from the issuance of units of subaccounts....  15,851,567   15,167,354
  Net asset value of units redeemed or used to meet
   contract obligations of subaccounts......................  (5,925,950)  (7,442,948)
                                                             -----------  -----------
Net increase from unit transactions of subaccounts..........   9,925,617    7,724,406
                                                             -----------  -----------
Net increase in net assets..................................   6,325,677    6,677,452
Net assets beginning of year................................  27,139,131   20,461,679
                                                             -----------  -----------
Net assets end of year*..................................... $33,464,808  $27,139,131
                                                             ===========  ===========
----------
* Includes undistributed net investment income of:.......... $11,799,967  $ 8,568,493
                                                             ===========  ===========


                  See notes to combined financial statements.

                                     MONY

                              Variable Account L

                    NOTES TO COMBINED FINANCIAL STATEMENTS



1. Organization and Business:

   MONY Variable Account L (the "Variable Account") is a separate investment account established on November 28, 1990 by MONY Life Insurance Company ("MONY"), under the laws of the State of New York.

   The Variable Account operates as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Variable Account holds assets that are segregated from all of MONY's other assets and, at present, is used only to support Flexible Premium Variable Life Insurance policies (Strategist) and Variable Universal Life Insurance policies (MONYEquity Master, MONY Custom Equity Master and MONY Custom Estate Master) (collectively, the "Variable Life Insurance Policies"). These policies are issued by MONY. For presentation purposes, the information related to all Variable Life Insurance Policies issued under the Variable Account are presented for the Variable Account as a whole.

   There are currently twenty-seven MONYEquity Master subaccounts, six Strategist subaccounts, twenty-eight MONY Custom Equity Master subaccounts and twenty-six MONY Custom Estate Master subaccounts within the Variable Account (each hereafter referred to as a "subaccount"). Each subaccount holds assets that are segregated from all other subaccounts within the Variable Account.

   Each subaccount invests only in a corresponding portfolio of the MONY Series Fund, Inc. (the "Fund"), the Enterprise Accumulation Trust ("Enterprise"), Dreyfus Stock Index Fund, Dreyfus Socially Responsible Growth Fund, Inc., Fidelity Variable Insurance Products Funds, or Janus Aspen Series (collectively, the "Funds"). The Funds are registered under the 1940 Act as open-end, diversified, management investment companies. The Fund and Enterprise are affiliated with MONY.

   These combined financial statements should be read in conjunction with the separate financial statements and footnotes of each of the Variable Life Insurance Policies which are presented on pages before these combined financial statements.

2. Significant Accounting Policies:

   The preparation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

  Investments:

   The investment held by each subaccount in the shares of each of the respective Funds' portfolios is stated at value which is the net asset value of the respective portfolio as reported by such portfolio. Net asset values are based upon market or fair valuations of the securities held in each of the corresponding portfolios of the Funds. For the Money Market Portfolio, the net asset value is based on the amortized cost of the securities held, which approximates market value. For the purposes of presentation of the combined financial statements, investments held at December 31, 2001 by all of the subaccounts within the Variable Account have been aggregated.

  Investment Transactions and Investment Income:

   Investments made by the subacccounts in the portfolios of the Funds are recorded on the trade date. Realized gains and losses on redemption of investments by the subaccounts in the portfolios of the Funds are determined on the identified cost-basis. Dividend income and distributions of net realized gains are recorded by the respective subaccount on ex-dividend date. Investment income includes dividends from net investment income and distributions of net realized gains received from the respective portfolios of the Funds. Dividends and distributions received by the subaccounts are reinvested in additional shares of the respective portfolios of the Funds.

                                     MONY

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (continued)



2. Significant Accounting Policies: (continued)

  Taxes:

   MONY is currently taxed as a life insurance company and will include the Variable Account's operations in its tax return. MONY does not expect, based upon current tax law, to incur any income tax burden upon the earnings or realized gains attributable to the Variable Account. Based on this expectation, no charges are currently being deducted from the Variable Account for Federal income tax purposes.

3. Related Party Transactions:

   MONY is the legal owner of the assets of the Variable Account.

   Policy premiums received from MONY by the Variable Account represent gross policy premiums recorded by MONY less deductions retained as compensation for certain sales distribution expenses and premium taxes.

   The cost of insurance, administration charges, and, if applicable, the cost of any optional benefits added by riders to the insurance policies are deducted monthly from the cash value of the contract to compensate MONY. A surrender charge may be imposed by MONY when a full or partial surrender is requested by the policyholders. These deductions are treated by the Variable Account as contractholder redemptions. For the year ended December 31, 2001, the aggregate amount deducted for such purposes for all subaccounts within the Variable Account was $4,704,718.

   MONY receives from the subaccounts within the Variable Account amounts deducted for mortality and expense risks at annual rates ranging from 0.35% to 0.75% of the average daily net assets of each of the respective subaccounts within the Variable Account. As investment adviser to the Fund, it receives amounts paid by the Fund for those services.

   Enterprise Capital Management, Inc., a wholly-owned subsidiary of MONY, acts as investment adviser to Enterprise, and it receives amounts paid by Enterprise for those services.

   MONY America and MONY receive fees directly from certain Funds for maintaining and servicing policyholders' accounts. During the year ended December 31, 2001, MONY received $4,672 in aggregate from certain Funds in connection with the subaccounts within the Variable Account.

4. Other:

   At December 31, 2001, the aggregate net assets of all subaccounts within the Variable Account investing in a portfolio of the Funds were as follows:

MONY Series Fund, Inc.
Intermediate Term Bond Subaccount........................... $  189,463
Long Term Bond Subaccount...................................    378,761
Government Securities Subaccount............................    307,573
Money Market Subaccount.....................................  2,233,395
Equity Growth Subaccount....................................     57,261
Equity Income Subaccount....................................     40,942
Diversified Subaccount......................................     87,779

                                     MONY

                              Variable Account L

              NOTES TO COMBINED FINANCIAL STATEMENTS (continued)



4. Other: (continued)

Enterprise Accumulation Trust
Equity Subaccount........................................... $ 7,068,216
Small Company Value Subaccount..............................   4,638,084
Managed Subaccount..........................................   8,868,405
International Growth Subaccount.............................   1,287,365
High Yield Bond Subaccount..................................     687,891
Growth Subaccount...........................................     896,796
Growth and Income Subaccount................................   1,068,135
Small Company Growth Subaccount.............................     320,316
Equity Income Subaccount....................................     101,233
Capital Appreciation Subaccount.............................     373,458
Multi-Cap Growth Subaccount.................................     443,405
Balanced Subaccount.........................................      61,101
Emerging Countries Subaccount...............................       1,631
Worldwide Growth Subaccount.................................       4,070
Mid-Cap Growth Subaccount...................................      15,378

Dreyfus
Dreyfus Stock Index Subaccount..............................     885,986
Dreyfus Socially Responsible Growth Subaccount..............      97,794

Fidelity Variable Insurance Products Funds
VIP Growth Subaccount.......................................     693,634
VIP II Contrafund Subaccount................................     472,407
VIP III Growth Opportunities Subaccount.....................      83,352

Janus Aspen Series
Aggressive Growth Subaccount................................     439,413
Balanced Subaccount.........................................     297,810
Capital Appreciation Subaccount.............................     603,215
Worldwide Growth Subaccount.................................     760,539
                                                             -----------
Total Net Assets--Combined Variable Account L............... $33,464,808
                                                             ===========

   During the year ended December 31, 2001, the aggregate cost of shares purchased and the aggregate proceeds from shares redeemed of the portfolios of the Funds by all of the subaccounts within the Variable Account were $17,522,350 and $7,792,102, respectively.

                     (THIS PAGE INTENTIONALLY LEFT BLANK)

                     (THIS PAGE INTENTIONALLY LEFT BLANK)

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



            UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS



                   As of June 30, 2002 and December 31, 2001



                                                                          June 30,  December 31,
                                                                            2002        2001
                                                                          --------- ------------
                                                                             ($ in millions)
                                 ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value............. $ 7,294.8  $ 6,973.5
 Equity securities available-for-sale, at fair value.....................     286.4      297.5
 Mortgage loans on real estate...........................................   1,757.8    1,809.7
 Policy loans............................................................   1,212.0    1,229.0
 Other invested assets...................................................     363.4      347.5
                                                                          ---------  ---------
                                                                           10,914.4   10,657.2
                                                                          =========  =========
Cash and cash equivalents................................................     369.6      305.0
Accrued investment income................................................     211.6      192.9
Amounts due from reinsurers..............................................     567.6      595.8
Deferred policy acquisition costs........................................   1,237.6    1,233.8
Other assets.............................................................     579.7      556.0
Assets transferred in Group Pension Transaction (Note 4).................   4,581.9    4,650.4
Separate account assets..................................................   4,672.4    5,195.2
                                                                          ---------  ---------
       Total assets...................................................... $23,134.8  $23,386.3
                                                                          =========  =========
                  LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits................................................... $ 7,916.3  $ 7,870.0
Policyholders' account balances..........................................   2,424.9    2,337.1
Other policyholders' liabilities.........................................     271.5      281.1
Amounts due to reinsurers................................................      77.0       74.6
Accounts payable and other liabilities...................................     813.0      816.1
Demand note payable to affiliate.........................................     169.1         --
Long term debt...........................................................     216.9      216.9
Current federal income taxes payable.....................................      88.8      109.1
Liabilities transferred in Group Pension Transaction (Note 4)............   4,513.2    4,586.5
Separate account liabilities.............................................   4,669.5    5,192.3
                                                                          ---------  ---------
       Total liabilities................................................. $21,160.2  $21,483.7
                                                                          =========  =========
Commitments and contingencies (Note 5)
 Common stock, $1.00 par value; 2.5 million shares authorized;
   2.5 and 2.5 million shares issued and outstanding at June 30, 2002 and
   December 31, 2001, respectively.......................................       2.5        2.5
Capital in excess of par.................................................   1,628.6    1,628.6
Retained earnings........................................................     247.2      233.4
Accumulated other comprehensive income...................................      96.3       38.1
                                                                          ---------  ---------
       Total shareholder's equity........................................   1,974.6    1,902.6
                                                                          ---------  ---------
       Total liabilities and shareholders' equity........................ $23,134.8  $23,386.3
                                                                          =========  =========




 See accompanying notes to unaudited interim condensed consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
                                    INCOME



           For the Three-month Periods Ended June 30, 2002 and 2001



                                                             2002    2001
                                                            ------  ------
                                                            ($ in millions)
     Revenues:
     Premiums.............................................. $169.9  $173.4
     Universal life and investment-type product policy fees   52.5    52.3
     Net investment income.................................  175.5   185.8
     Net realized (losses) gains on investments............  (25.5)    3.0
     Group Pension Profits (Note 4)........................    7.5     9.3
     Other income..........................................   39.7    54.3
                                                            ------  ------
                                                             419.6   478.1
                                                            ------  ------
     Benefits and Expenses:
     Benefits to policyholders.............................  199.5   194.5
     Interest credited to policyholders' account balances..   27.9    27.0
     Amortization of deferred policy acquisition costs.....   38.0    28.3
     Dividends to policyholders............................   56.8    60.6
     Other operating costs and expenses....................  108.5   127.6
                                                            ------  ------
                                                             430.7   438.0
                                                            ------  ------
     (Loss)/Income before income taxes.....................  (11.1)   40.1
     Income tax (benefit)/expense..........................   (3.9)   12.3
                                                            ------  ------
     Net (loss)/income.....................................   (7.2)   27.8
     Other comprehensive income/(loss), net................   74.5   (23.1)
                                                            ------  ------
     Comprehensive income.................................. $ 67.3  $  4.7
                                                            ======  ======




 See accompanying notes to unaudited interim condensed consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                           AND COMPREHENSIVE INCOME

            For the Six-month Periods Ended June 30, 2002 and 2001


                                                              2002    2001
                                                             ------  ------
                                                             ($ in millions)
Revenues:
Premiums.................................................... $334.3  $338.5
Universal life and investment-type product policy fees......  101.5   102.0
Net investment income.......................................  363.6   365.1
Net realized (losses) gains on investments..................  (27.9)    5.5
Group Pension Profits (Note 4)..............................   15.2    19.2
Other income................................................   86.4    94.8
                                                             ------  ------
                                                              873.1   925.1
                                                             ------  ------
Benefits and Expenses:
Benefits to policyholders...................................  390.2   392.2
Interest credited to policyholders' account balances........   55.8    55.3
Amortization of deferred policy acquisition costs...........   70.8    65.5
Dividends to policyholders..................................  118.3   115.2
Other operating costs and expenses..........................  222.2   232.2
                                                             ------  ------
                                                              857.3   860.4
                                                             ------  ------
Income before income taxes..................................   15.8    64.7
Income tax expense..........................................    2.0    20.7
                                                             ------  ------
Net income..................................................   13.8    44.0
Other comprehensive income/(loss), net......................   58.2    (4.1)
                                                             ------  ------
Comprehensive income........................................ $ 72.0  $ 39.9
                                                             ======  ======

 See accompanying notes to unaudited interim condensed consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER'S
                                    EQUITY



                     Six-month Period Ended June 30, 2002




                                                       Accumulated
                                    Capital               Other         Total
                            Common In Excess Retained Comprehensive Shareholder's
                            Stock   of Par   Earnings    Income        Equity
                            ------ --------- -------- ------------- -------------
                                               ($ in millions)
Balance, December 31, 2001.  $2.5  $1,628.6   $233.4      $38.1       $1,902.6
Comprehensive income:
 Net income................                     13.8                      13.8
   Other comprehensive (1).                                58.2           58.2
                                                                      --------
   Comprehensive...........                                               72.0
                                                                      --------
Balance, June 30, 2002.....  $2.5  $1,628.6   $247.2      $96.3       $1,974.6
                             ====  ========   ======      =====       ========

----------

(1)Represents unrealized gains on investments (net of unrealized losses, the effect of unrealized gains on deferred acquisition costs and dividends to policyholders), reclassification adjustments, minimum pension liability and taxes.



 See accompanying notes to unaudited interim condensed consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



                Six-month Periods Ended June 30, 2002 and 2001




                                                                                                    2002     2001
                                                                                                  -------  -------
                                                                                                   ($ in millions)
Net cash used in operating activities............................................................ $  (3.9) $ (28.7)

Cash flows from investing activities:
Sales, maturities or repayment of:
 Fixed maturities securities.....................................................................   548.5    748.8
 Equity securities...............................................................................     9.8     34.2
 Policy loans, net...............................................................................    17.0     12.1
 Other invested assets...........................................................................   149.0    139.8
Acquisitions of investments:
 Fixed maturities securities.....................................................................  (783.2)  (554.9)
 Equity securities...............................................................................   (14.0)    10.5
 Other, net......................................................................................  (114.9)  (229.5)
 Property, plant and equipment, net..............................................................    (9.1)    (9.7)
                                                                                                  -------  -------
Net cash (used in)/provided by investing activities.............................................. $(196.9) $ 151.3
                                                                                                  -------  -------
Cash flows from financing activities:
Issuance of demand note payable to affiliate.....................................................   169.1       --
Repayment of debt................................................................................      --     (0.1)
Receipts from annuity and universal life policies credited to policyholders' account balances (1)   511.2    571.1
Return of policyholder account balances on annuity and universal life policies (1)...............  (414.9)  (530.5)
                                                                                                  -------  -------
Net cash provided by financing activities........................................................   265.4     40.5
                                                                                                  -------  -------
Net increase in cash and cash equivalents........................................................    64.6    163.1
Cash and cash equivalents, beginning of period...................................................   305.0    499.6
                                                                                                  -------  -------
Cash and cash equivalents, end of period......................................................... $ 369.6  $ 662.7
                                                                                                  =======  =======

----------

(1) Includes exchanges to a new FPVA product series.




 See accompanying notes to unaudited interim condensed consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1. Organization and Description of Business:



   The MONY Life Insurance Company ( "MONY Life") and its subsidiaries (MONY Life and its subsidiaries are collectively referred to herein as the "Company"), provides life insurance, annuities, corporate-owned and bank-owned life insurance ("COLI/BOLI") products, mutual funds, securities brokerage, asset management, and business and estate planning services. The Company distributes its products and services to individuals and institutional clients through a career agency sales force and financial advisors and brokers of its securities broker-dealer and mutual fund subsidiaries (hereafter referred to as "Proprietary Distribution"). In addition, the Company distributes it products and services through what it defines as complementary distribution channels ("Complementary Distribution"), which principally consist of independent third-party insurance brokerage general agencies and securities broker-dealers, as well as its corporate marketing team. The Company principally sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico and currently insures or provides other financial services to more than one million people.



   MONY Life's principal wholly owned direct and indirect operating subsidiaries include: (i) MONY Life Insurance Company of America ("MLOA"), an Arizona domiciled life insurance company, (ii) Enterprise Capital Management ("Enterprise" or "ECM"), a distributor of both proprietary and non-proprietary mutual funds, (iii) U.S. Financial Life Insurance Company ("USFL"), an Ohio domiciled insurer underwriting specialty risk life insurance business, (iv) MONY Securities Corporation ("MSC"), a registered securities broker-dealer and investment advisor whose products and services are distributed through MONY Life's career agency sales force, (v) Trusted Securities Advisors Corp. ("Trusted Advisors"), which distributes investment products and services through a network of accounting professionals, (vi) MONY Brokerage, Inc. ("MBI"), a licensed insurance broker, which principally provides MONY Life's career agency sales force with access to life, annuity, small group health, and specialty insurance products written by other insurance companies so they can meet the insurance and investment needs of their customers, and (vii) MONY Life Insurance Company of the Americas, Ltd. ("MLICA"), which provides life insurance, annuity and investment products to nationals of certain Latin American countries.



2. Summary of Significant Accounting Policies:



  Basis of Presentation



   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, (iii) valuation allowances for mortgage loans and impairment writedowns for other invested assets, and (iv) litigation contingencies and restructuring charges. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.



  New Accounting Pronouncements



   In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including assets to be held and used, assets to be disposed of by other than sale, and assets to be disposed of by sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within such year, except that assets held for sale as a result of disposal activities initiated prior to the effective date of SFAS 144 may be accounted for in accordance with prior guidance until the end of the fiscal year in which SFAS 144 is effective. SFAS 144 retains many of the same provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). In addition to retaining the SFAS 121 requirements, SFAS 144 requires companies to present the results of operations of components

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



of the entity that are held for sale as discontinued operations in the consolidated statements of income and comprehensive income. The Company has real estate to be disposed of that meet the definition of a component of the entity. Substantially all the Company's real estate to be disposed of resulted from disposal activities initiated prior to the effective date of SFAS 144. Pre-tax income from real estate to be disposed of recorded for the three and six-month periods ended June 30, 2002 was approximately $10.7 million and $17.8 million respectively. The carrying value of the Company's real estate that is classified as "To be Disposed Of" and that is classifed as "held for investment was $195.9 million and $45.4 million, respectively, at June 30, 2002. These amounts are reflected in the income statement caption entitled "Other Invested Assets".



3. Segment Information:



   The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.



   Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since substantially all the mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.



   Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with SFAS 131. All of the Company's other segments are combined and reported in the other products segment.



   Products comprising the protection products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, last survivor universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 4), (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block (See Note 7), and (iii) the Company's disability income insurance business. Products comprising the accumulation products segment primarily include flexible premium variable annuities, single premium deferred annuities, immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction.



   Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the three and six-month periods ended June 30, 2002 and 2001 as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate certain non-recurring items to the segments. In addition, substantially all segment revenues are from external sources.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




   Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment. Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the protection products segment.



                     Segment Summary Financial Information



                                                                For the Three-month    For the Six-month
                                                               Periods Ended June 30, Periods Ended June 30,
                                                               ---------------------- ----------------------
                                                                2002        2001       2002        2001
                                                               ------      ------     ------      ------
                                                                 ($ in millions)        ($ in millions)
Premiums:
Protection Products.........................................   $164.5      $169.8     $324.9      $331.4
Accumulation Products.......................................      3.3         1.1        4.8         2.4
Other Products..............................................      2.1         2.5        4.6         4.7
                                                               ------      ------     ------      ------
                                                               $169.9      $173.4     $334.3      $338.5
                                                               ======      ======     ======      ======
Universal life and investment-type product policy fees:
Protection Products.........................................   $ 39.8      $ 37.1     $ 75.5      $ 71.6
Accumulation Products.......................................     12.6        14.3       24.7        29.5
Other Products..............................................      0.1         0.9        1.3         0.9
                                                               ------      ------     ------      ------
                                                               $ 52.5      $ 52.3     $101.5      $102.0
                                                               ======      ======     ======      ======
Net investment income and net realized gains on investments:
Protection Products.........................................   $130.6      $153.6     $284.1      $303.5
Accumulation Products.......................................     14.0        20.3       34.6        40.5
Other Products..............................................      1.8         7.3        8.1        13.3
Reconciling amounts.........................................      3.6         7.6        8.9        13.3
                                                               ------      ------     ------      ------
                                                               $150.0      $188.8     $335.7      $370.6
                                                               ======      ======     ======      ======
Other income:
Protection Products (1).....................................   $  5.0       $17.9     $ 18.5      $ 25.6
Accumulation Products.......................................     25.8        27.0       51.6        53.2
Other Products..............................................     15.1        16.7       28.6        31.4
Reconciling amounts.........................................      1.3         2.0        2.9         3.8
                                                               ------      ------     ------      ------
                                                               $ 47.2      $ 63.6     $101.6      $114.0
                                                               ======      ======     ======      ======
Amortization of deferred policy acquisition costs:
Protection Products.........................................   $ 30.2      $ 24.3     $ 57.1      $ 55.2
Accumulation Products.......................................      7.8         4.0       13.7        10.3
                                                               ------      ------     ------      ------
                                                               $ 38.0      $ 28.3     $ 70.8      $ 65.5
                                                               ======      ======     ======      ======
Benefits to policyholders: (2)
Protection Products.........................................   $198.5      $198.7     $389.9      $397.4
Accumulation Products.......................................     23.2        16.3       39.8        32.4
Other Products..............................................      3.8         4.5       12.1        12.9
Reconciling amounts.........................................      1.9         2.0        4.2         4.8
                                                               ------      ------     ------      ------
                                                               $227.4      $221.5     $446.0      $447.5
                                                               ======      ======     ======      ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



                                            For the Three-month       For the Six-month
                                           Periods Ended June 30,    Periods Ended June 30,
                                           ---------------------     ---------------------
                                            2002           2001       2002        2001
                                           ------         ------     -------     ------
                                              ($ in millions)         ($ in millions)
        Income (loss) before income taxes:
        Protection Products............... $  3.7         $26.9      $ 31.4      $47.4
        Accumulation Products.............   (6.3)         12.9         1.8       24.9
        Other Products....................   (9.2)          0.4       (17.4)      (6.6)
        Reconciling amounts...............    0.7          (0.1)         --       (1.0)
                                           ------         -----      ------      -----
                                           $(11.1)        $40.1      $ 15.8      $64.7
                                           ======         =====      ======      =====



                                              As of           As of
                                          June 30, 2002 December 31, 2001
                                          ------------- -----------------
                                                  ($ in millions)
       Assets: (3)
       Protection Products (4)...........   $16,362.7       $16,188.1
       Accumulation Products.............     4,709.6         5,077.7
       Other Products....................     1,125.2         1,125.7
       Reconciling amounts...............       937.3           994.8
                                            ---------       ---------
                                            $23,134.8       $23,386.3
                                            =========       =========
       Deferred policy acquisition costs:
       Protection Products...............   $ 1,089.8       $ 1,087.0
       Accumulation Products.............       147.8           146.8
                                            ---------       ---------
                                            $ 1,237.6       $ 1,233.8
                                            =========       =========
       Policyholders' liabilities:
       Protection Products (5)...........   $10,403.8       $10,366.5
       Accumulation Products.............     1,195.0         1,142.5
       Other Products....................       358.0           361.7
       Reconciling amounts...............        16.0            16.3
                                            ---------       ---------
                                            $11,972.8       $11,887.0
                                            =========       =========
       Separate account liabilities: (3)
       Protection Products (6)...........   $ 3,769.3       $ 3,783.7
       Accumulation Products.............     3,053.7         3,464.3
       Other Products....................       365.9           429.7
       Reconciling amounts...............       639.7           694.1
                                            ---------       ---------
                                            $ 7,828.6       $ 8,371.8
                                            =========       =========

----------

(1)Includes Group Pension Profits, Retail Brokerage and Investment Banking revenues and other income.


(2)Includes benefits to policyholders and interest credited to policyholders' account balances.


(3)Each segment includes separate account assets in an amount not less than the corresponding liability reported.


(4)Includes assets transferred in the Group Pension Transaction of $4,581.9 million and $4,650.4 million as of June 30, 2002 and December 31, 2001, respectively (see Note 4).


(5)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,354.1 million and $1,407.0 million as of June 30, 2002 and December 31, 2001, respectively (see Note 4).


(6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,159.1 million and $3,179.5 million as of June 30, 2002 and December 31, 2001 respectively (see Note 4).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




   The following is a summary of premiums and universal life and investment-type product policy fees by product for the three and six-month periods ended June 30, 2002 and 2001.



                                                             Three-month               Six-month
                                                        Periods Ended June 30,    Periods Ended June 30,
                                                        ----------------------    ----------------------
                                                         2001            2002      2002            2001
                                                        ------          ------    ------          ------
                                                             ($ in millions)         ($ in millions)
Premiums:
Individual life........................................ $164.5          $169.7    $324.9          $331.4
Group insurance........................................    2.1             2.5       4.6             4.7
Disability income insurance............................    0.1             0.1       0.2             0.2
Other..................................................    3.2             1.1       4.6             2.2
                                                        ------          ------    ------          ------
   Total............................................... $169.9          $173.4    $334.3          $338.5
                                                        ======          ======    ======          ======
Universal life and investment-type product policy fees:
Universal life......................................... $ 14.5          $ 17.8    $ 32.8          $ 35.7
Variable universal life................................   23.2            17.1      38.2            31.2
Group universal life...................................    2.2             2.3       4.6             4.8
Individual variable annuities..........................   12.6            14.2      24.7            29.4
Individual fixed annuities.............................    0.0             0.9       1.2             0.9
                                                        ------          ------    ------          ------
   Total............................................... $ 52.5          $ 52.3    $101.5          $102.0
                                                        ======          ======    ======          ======



4. The Group Pension Transaction:



   The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the existing deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits.



                                                As of           As of
                                             June 30 2002 December 31, 2001
                                             ------------ -----------------
                                                    ($ in millions)
    Assets:
    General Account
       Fixed Maturities:
         available-for-sale, at estimated
         fair value (amortized cost;
         $1,306.0 million and $1,371.2
         million, respectively).............   $1,334.8       $1,400.5
       Mortgage loans on real estate........       24.8           26.5
       Cash and cash equivalents............       39.1           19.4
       Other assets ........................       24.1           24.5
                                               --------       --------
           Total general account assets.....    1,422.8        1,470.9
    Separate account assets.................    3,159.1        3,179.5
                                               --------       --------
           Total assets.....................   $4,581.9       $4,650.4
                                               ========       ========
    Liabilities:
    General Account (1).....................
       Policyholders' account balances......   $1,354.1       $1,407.0
    Separate account liabilities (2)........   $3,159.1       $3,179.5
                                               --------       --------
           Total Liabilities................   $4,513.2       $4,586.5
                                               ========       ========

----------

(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $69.9 million and $71.2 million as of June 30, 2002 and December 31, 2001, respectively.


(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $11.7 million and $11.8 million as of June 30, 2002 and December 31, 2001, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



                                                         For the       For the
                                                       Three-Month    Six-Month
                                                       Periods Ended Periods Ended
                                                        June 30,      June 30,
                                                       ------------- -------------
                                                       2002   2001   2002   2001
                                                       -----  -----  -----  -----
                                                           ($ in millions)
  Revenues:
  Product policy fees................................. $ 4.6  $ 4.2  $ 9.3  $ 9.5
  Net investment income...............................  22.6   25.8   45.8   53.0
  Net realized gains on investments...................   0.3    2.0    0.1    3.6
                                                       -----  -----  -----  -----
         Total Revenues...............................  27.5   32.0   55.2   66.1
  Benefits and Expenses:
  Interest Credited to policyholders' account balances  16.6   18.6   32.4   37.1
  Other operating costs and expenses..................   3.4    4.1    7.6    9.8
                                                       -----  -----  -----  -----
         Total benefits and expenses..................  20.0   22.7   40.0   46.9
                                                       -----  -----  -----  -----
         Group Pension Profits........................ $ 7.5  $ 9.3  $15.2  $19.2
                                                       =====  =====  =====  =====



5. Commitments and Contingencies:



   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against MONY Life and MLOA alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting MONY Life and MLOA from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. MONY Life and MLOA have answered the complaints in each action (except for one being voluntarily held in abeyance). MONY Life and MLOA have denied any wrongdoing and have asserted numerous affirmative defenses.



   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY Life and MLOA and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, MONY Life and MLOA filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.



   On October 21, 1997, the New York State Supreme Court granted MONY Life's and MLOA's motion for summary judgment and dismissed all claims filed in the Goshen case against MONY Life and MLOA. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



limitations. On August 9, 2001, the New York State Appellate Division, First Department, affirmed the ruling limiting the class to New York purchasers. On January 15, 2002, the New York State Court of Appeals granted the plaintiffs' motion for leave to appeal from that decision. On July 2, 2002, the New York Court of Appeals unanimously affirmed the Appellate Division decision limiting the class action claims under section 349 of the New York General Business Law to purchase insurance products in New York. MONY Life and MLOA intend to defend themselves vigorously against the plaintiffs' sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on them.



   On November 16, 1999, the MONY Group and MONY Life were served with a complaint in an action entitled Calvin Chatlos, M.D., and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil D. Levin, Superintendent, New York Department of Insurance, filed in the United States District Court for the Southern District of New York. The action purports to be brought as a class action on behalf of all individuals who had an ownership interest in one or more in force life insurance policies issued by MONY Life as of November 16, 1998. The complaint alleges that (i) the New York Superintendent of Insurance, Neil D. Levin, violated Section 7312 of the New York Insurance Law by approving the Plan of Demutualization, which plaintiffs claim was not fair and adequate, primarily because it allegedly failed to provide for sufficient assets for the mechanism established under the plan to preserve reasonable dividend expectations of the closed block, and (ii) MONY Life violated Section 7312 by failing to develop and submit to the New York Superintendent a plan of demutualization that was fair and adequate. The plaintiffs seek equitable relief in the form of an order vacating and/or modifying the New York Superintendent's order approving the Plan of Demutualization and/or directing the New York Superintendent to order MONY Life to increase the assets in the closed block, as well as unspecified monetary damages, attorneys' fees and other relief.



   In early January 2000, the MONY Group, MONY Life and the New York Superintendent wrote to the District Court seeking a pre-motion conference preliminary to the filing of a motion to dismiss the federal complaint on jurisdictional, federal abstention and timeliness grounds and for failure to state a claim. Following receipt of those letters, plaintiffs' counsel offered voluntarily to dismiss their complaint, and a stipulation and order to that effect was thereafter filed and approved by the court.



   On March 27, 2000, plaintiffs filed a new action in New York State Supreme Court bearing the same caption and naming the same defendants as the previously filed federal action. The state court complaint differs from the complaint previously filed in federal court in two primary respects. First, it no longer asserts a claim for damages against the New York Superintendent, nor does its prayer for relief seek entry of an order vacating or modifying the New York Superintendent's decision or requiring the New York Superintendent to direct MONY Life to place additional assets into the Closed Block. Rather, it seeks an accounting and an order from the Court directing MONY Life to transfer additional assets to the Closed Block.



   Second, the new complaint contains claims for breach of contract and fiduciary duty, as well as new allegations regarding the adequacy of the disclosures contained in the Policyholder Information Booklet distributed to policyholders soliciting their approval of the plan of demutualization (which plaintiffs claim violated both the Insurance Law and MONY Life's fiduciary duties).



   In order to challenge successfully the New York Superintendent's approval of the plan, plaintiffs would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by an error of law or not supported by substantial evidence. In addition, Section 7312 provides that MONY Life may ask the court to require the challenging party to give security for the reasonable expenses, including attorneys' fees, which may be incurred by MONY Life or the New York Superintendent or for which MONY Life may become liable, to which security MONY Life shall have recourse in such amount as the court shall determine upon the termination of the action.



   The MONY Group, MONY Life and the New York Superintendent moved to dismiss the state court complaint in its entirety on a variety of grounds. On April 20, 2001, the New York Supreme Court granted both motions and dismissed all claims against the MONY Group, MONY Life and the New York Superintendent. Plaintiffs have appealed the dismissal of the claims against the MONY Group, MONY Life and the New York Superintendent to the New York Appellate Division, First Department. MONY Group and MONY Life intend to defend themselves vigorously against plaintiffs' appeal. There can be no assurance, however, that the present litigation will not have a material adverse effect on them.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involve demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's financial position or results of operations.



   At June 30, 2002, the Company had commitments to fund the following: $5.1 million of equity partnership investments, $25.7 million private fixed maturities with interest rates ranging from 6.15% to 7.7%, $10.5 million of fixed rate agricultural loans with periodic interest rate reset dates with initial rates ranging from 6.75% to 7.42%, $181.3 million fixed and floating rate commercial mortgages with interest rates ranging from 4.34% to 9.25% and $4.4 million of mezzanine financing with pay rates ranging from 9.0% to 10.0% .


   In addition, the Company maintains a syndicated credit facility with domestic banks aggregating $150.0 million. This facility was renewed in July 2002 with a renewal date in July 2003. In accordance with certain covenants of the facility, the Company is required to maintain a certain level of statutory tangible net worth and debt to capitalization ratio. The purpose of this facility is to provide additional liquidity for any unanticipated short-term cash needs the Company might experience and also to serve as support for the Company's $150.0 million commercial paper program which was activated in the third quarter of 2000. The Company has complied with all covenants of the facility, has not borrowed against the line of credit since its inception, and does not have any commercial paper outstanding as of June 30, 2002.



6. Demand Note Payable to Affiliate



   On June 26, 2002, the Company borrowed $169.1 million from The MONY Group Inc. ("MONY Group") in exchange for two notes payable in the amount of $121.0 million and $48.1 million, respectively. The MONY Group is the sole member of the Company's parent, MONY Holdings, LLC. The notes bear interest at a floating rate equal to Federal Funds Rate +0.15% per annum and are payable on demand. Interest is payable quarterly to the MONY Group. The carrying value of the notes as of June 30, 2002 is $169.1 million.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




7. Closed Block:



   The following tables set forth certain summarized financial information relating to the Closed Block, as of and for the periods indicated:



                                                                                      June 30, December 31,
                                                                                        2002       2001
                                                                                      -------- ------------
                                                                                         ($ in millions)
Assets:
Fixed Maturities:
  Available for sale, at estimated fair value (amortized cost; $3,803.5 and
   $3,780.9, respectively)........................................................... $4,028.2   $3,868.9
  Mortgage loans on real restate.....................................................    566.2      622.1
  Real estate to be disposed of......................................................      8.0         --
  Policy loans.......................................................................  1,120.1    1,144.3
  Cash and cash equivalents..........................................................     72.8       56.2
  Amounts due from broker............................................................      0.6        6.2
  Premiums receivable................................................................      9.2       12.5
  Deferred policy acquisition costs..................................................    471.3      500.6
  Other assets.......................................................................    225.4      219.3
                                                                                      --------   --------
       Total Closed Block assets..................................................... $6,501.8   $6,430.1
                                                                                      ========   ========
Liabilities:
  Future policy benefits............................................................. $6,885.5   $6,869.8
  Policyholders' account balances....................................................    291.1      292.9
  Other policyholders' liabilities...................................................    157.1      162.2
  Other liabilities..................................................................    223.8      163.9
                                                                                      --------   --------
       Total Closed Block liabilities................................................ $7,557.5   $7,488.8
                                                                                      ========   ========



                                                                  For the three-month    For the six-month
                                                                  Periods Ended June 30, Periods Ended June 30,
                                                                  ---------------------- ----------------------
                                                                   2002        2001       2002        2001
                                                                  ------      ------     -----       ------
                                                                        ($ in millions)
Revenues:
Premiums......................................................... $127.6      $138.2     248.0       $267.5
Net investment income............................................   98.5        99.1     196.7        199.0
Net realized (losses)/gains on investments.......................   (1.8)        2.1      (2.9)         2.0
Other income.....................................................    0.5         0.5       0.9          1.0
                                                                  ------      ------     -----       ------
       Total revenues............................................  224.8       239.9     442.7        469.5
                                                                  ======      ======     =====       ======
Benefits and Expenses:
Benefits to policyholders........................................  142.7       152.0     274.8        293.4
Interest credited to policyholders' account balances.............    2.1         2.1       4.2          4.2
Amortization of deferred policy acquisition cost.................   12.5        11.0      24.2         32.2
Dividends to policyholders.......................................   56.0        59.9     116.2        113.4
Other operating costs and expenses...............................    2.0         2.4       3.1          4.1
                                                                  ------      ------     -----       ------
       Total benefits and expenses...............................  215.3       227.4     422.5        447.3
                                                                  ------      ------     -----       ------
       Contribution from the Closed Block........................ $  9.5      $ 12.5      20.2       $ 22.2
                                                                  ======      ======     =====       ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




   In each of the second quarters ended June 30, 2002 and 2001 charges for other than temporary impairments on fixed maturities in the closed block amounting to $6.1 million and $4.7 million, respectively were recorded. There were no such charges in the first quarters ended March 31, 2002 and 2001.



8. Goodwill and Other Intangible Assets--Adoption of Statement 142



   In accordance with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") goodwill is periodically tested for impairment and is no longer amortized. The following tables set forth the impact of the adoption of SFAS 142 on the Company's net income and earnings per share amounts for the three and six-month periods ended June 30, 2002 and 2001. In addition, as required by SFAS 142, management tested the carrying value of the Company's goodwill and determined that no impairment exists.



                                                         Three-month                 Six-month
                                                        Periods Ended June 30,      Periods Ended June 30,
                                                        ----------------------      ----------------------
                                                         2002             2001      2002        2001
                                                        ------           -----      -----      -----
                                                        ($ in millions except, earnings per share amounts)
Reported net (loss) income............................. $(11.0)           $22.3     $ 3.3       $35.6
Add back: Goodwill amortization........................     --              0.4        --         0.5
                                                        ------            -----      -----      -----
Adjusted net (loss) income............................. $(11.0)           $22.7     $ 3.3       $36.1
                                                        ======            =====      =====      =====
Basic earnings per share:
Reported net (loss) income.............................  (0.23)            0.45      0.07        0.73
Goodwill amortization..................................     --             0.01        --        0.01
                                                        ------            -----      -----      -----
Adjusted net (loss) income.............................  (0.23)            0.46      0.07        0.74
                                                        ======            =====      =====      =====
Diluted earnings per share:
Reported net (loss) income.............................  (0.23)            0.44      0.07        0.70
Goodwill amortization..................................     --             0.01        --        0.01
                                                        ------            -----      -----      -----
Adjusted net (loss) income.............................  (0.23)            0.45      0.07        0.71
                                                        ======            =====      =====      =====



   All of the goodwill amortization recorded for the three month and six-month periods ended June 30, 2001 was included in the Protection Products segment.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




9. Reorganization and Other Charges:



   During 2001, the Company recorded "Reorganization Charges" aggregating approximately $56.8 million on a pre-tax basis taken in connection with the Company's previously announced reorganization of certain of its businesses. Of the reorganization charges recorded, approximately $10.3 million of severance benefits relating to headcount reductions in the Company's home office and career agency system and $8.7 million of other reorganization charges met the definition of "restructuring charges" as defined by Emerging Issues Task Force Consensus 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The liability relating to the aforementioned restructuring charges at December 31, 2001 was $12.6 million and was reduced by actual payments and revisions to estimates made during the first six months of 2002 as follows:



                                                          Payments/
                                            December 31, Revisions to June 30,
                                                2001      Estimates     2002
                                            ------------ ------------ --------
  Restructuring Charges Liability:
  Severance benefits.......................    $ 8.1        $(3.9)      $4.2
  Other reorganization charges.............      4.5         (0.8)       3.7
                                               -----        -----       ----
     Total Restructuring Charges Liability.    $12.6        $(4.7)      $7.9
                                               =====        =====       ====



10. Subsequent Event:



   In July 2002, pursuant to a jury verdict, the Company was found liable and ordered to pay a former joint venture partner some of the proceeds distributed to the Company from the disposition of a real estate asset in 1999, which was formerly owned by the joint venture. As a result of the verdict, which the Company is appealing, the Company recorded a charge aggregating $14.1 million pre-tax in its results of operations for the quarter ended June 30, 2002. Approximately $7.2 million of this charge is reflected in the income statement caption entitled "net realized gains/(losses) on investments" because it represents the return of proceeds originally included in the determination of the realized gain recognized by the Company in 1999 upon receipt of the aforementioned distribution. The balance of the charge, which is reflected in the income statement caption entitled "other operating costs and expenses" represents management's best estimate of the interest that the court will require the Company to pay its former joint venture partner, as well as legal costs.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of MONY Life Insurance Company

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of the MONY Life Insurance Company and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 7, 2002

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2001 and 2000

                                                                                                       2001      2000
                                                                                                     --------- ---------
                                                                                                       ($ in millions)
                                               ASSETS
Investments:
   Fixed maturity securities available-for-sale, at fair value (Note 5)............................. $ 6,973.5 $ 6,693.0
   Equity securities available-for-sale, at fair value (Note 5).....................................     297.5     328.6
   Mortgage loans on real estate (Note 6)...........................................................   1,809.7   1,754.7
   Policy loans.....................................................................................   1,229.0   1,264.6
   Other invested assets............................................................................     347.5     312.0
                                                                                                     --------- ---------
                                                                                                      10,657.2  10,352.9
                                                                                                     ========= =========

Cash and cash equivalents...........................................................................     305.0     499.5
Accrued investment income...........................................................................     192.9      71.7
Amounts due from reinsurers.........................................................................     595.8     491.6
Deferred policy acquisition costs (Note 8)..........................................................   1,233.8   1,209.7
Other assets........................................................................................     556.0     781.1
Assets transferred in Group Pension Transaction (Note 11)...........................................   4,650.4   4,927.7
Separate account assets.............................................................................   5,195.2   5,868.1
                                                                                                     --------- ---------
       Total assets................................................................................. $23,386.3 $24,202.3
                                                                                                     ========= =========

                                LIABILITIES AND SHAREHOLDER'S EQUITY
Future policy benefits.............................................................................. $ 7,870.0 $ 7,794.5
Policyholders' account balances.....................................................................   2,337.1   2,191.3
Other policyholders' liabilities....................................................................     281.1     295.9
Amounts due to reinsurers...........................................................................      74.6      87.3
Accounts payable and other liabilities..............................................................     816.1     650.3
Short term debt (Note 14)...........................................................................        --      52.3
Long term debt (Note 14)............................................................................     216.9     217.0
Current federal income taxes payable................................................................     109.1     124.7
Liabilities transferred in Group Pension Transaction (Note 11)......................................   4,586.5   4,897.2
Separate account liabilities........................................................................   5,192.3   5,865.3
                                                                                                     --------- ---------
       Total liabilities............................................................................ $21,483.7 $22,175.8
                                                                                                     ========= =========

Commitments and contingencies (Note 16)
 Common stock, $1.00 par value; 2.5 million shares authorized; 2.5 and 2.5 million shares issued and
   outstanding at December 31, 2001 and 2000 respectively...........................................       2.5       2.5
Capital in excess of par............................................................................   1,628.6   1,628.6
Retained earnings...................................................................................     233.4     382.4
Accumulated other comprehensive income..............................................................      38.1      13.0
                                                                                                     --------- ---------
       Total shareholder's equity...................................................................   1,902.6   2,026.5
                                                                                                     --------- ---------
       Total liabilities and shareholder's equity................................................... $23,386.3 $24,202.3
                                                                                                     ========= =========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                 Years Ended December 31, 2001, 2000, and 1999

                                                           2001      2000     1999
                                                         --------  -------- --------
                                                               ($ in millions)
Revenues:
Premiums................................................ $  695.3  $  700.5 $  717.1
Universal life and investment-type product policy fees..    207.2     205.8    196.3
Net investment income (Note 4)..........................    676.9     970.9    900.0
Net realized (losses) gains on investments (Note 4).....    (12.3)     37.5    125.1
Group Pension Profits (Note 11).........................     30.7      37.1     63.0
Other income............................................    189.1     223.3    197.2
                                                         --------  -------- --------
                                                          1,786.9   2,175.1  2,198.7
                                                         --------  -------- --------
Benefits and expenses:
Benefits to policyholders...............................    814.7     787.8    787.1
Interest credited to policyholders' account balances....    110.5     110.6    115.5
Amortization of deferred policy acquisition costs.......    158.8     139.1    137.8
Dividends to policyholders..............................    236.6     235.5    230.7
Other operating costs and expenses......................    519.4     503.3    546.7
Demutualization expenses................................       --        --      2.0
                                                         --------  -------- --------
                                                          1,840.0   1,776.3  1,819.8
                                                         --------  -------- --------
(Loss) income before income taxes and extraordinary item    (53.1)    398.8    378.9
Income tax (benefit) expense............................    (19.1)    134.8    131.4
                                                         --------  -------- --------
(Loss) income before extraordinary item.................    (34.0)    264.0    247.5
Extraordinary item (Note 14)............................       --      37.7       --
                                                         --------  -------- --------
Net (loss) income.......................................    (34.0)    226.3    247.5
Other comprehensive income (loss), net (Note 4).........     25.1      42.4   (181.8)
                                                         --------  -------- --------
Comprehensive (loss) income............................. $   (8.9) $  268.7 $   65.7
                                                         ========  ======== ========




         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                 Years Ended December 31, 2001, 2000, and 1999

                                                                                             Accumulated
                                                                          Capital               Other         Total
                                                                  Common In Excess Retained Comprehensive Shareholder's
                                                                  Stock   of Par   Earnings    Income        Equity
                                                                  ------ --------- -------- ------------- -------------
                                                                                     ($ in millions)
Balance, December 31, 1998.......................................  $2.0  $1,564.1  $   8.6     $ 152.4      $1,727.1
Change in number of authorized and outstanding Shares............   0.5      (0.5)
Comprehensive income:
  Net income.....................................................                    247.5                     247.5
  Other comprehensive income:....................................
    Unrealized gains on investments, net of unrealized losses,
     Reclassification adjustments, and taxes (Note 4)............                               (181.8)       (181.8)
                                                                                                            --------
Comprehensive income/(loss)......................................                                               65.7
                                                                   ----  --------  -------                  --------
Balance, December 31, 1999.......................................   2.5   1,563.6    256.1       (29.4)      1,792.8
Dividends........................................................                   (100.0)                   (100.0)
Capital Contribution.............................................            65.0                               65.0
Comprehensive income:
  Net income.....................................................                    226.3                     226.3
  Other comprehensive income:....................................
    Unrealized losses on investments net of unrealized gains,
     Reclassification adjustments, and taxes (Note 4)                                             46.2          46.2
Minimum pension liability adjustment.............................                                 (3.8)         (3.8)
                                                                                               -------      --------
  Other comprehensive income.....................................                                 42.4          42.4
                                                                                                            --------
Comprehensive income/(loss)......................................                                              268.7
                                                                   ----  --------  -------     -------      --------
Balance, December 31, 2000.......................................   2.5   1,628.6    382.4        13.0       2,038.9
Dividends........................................................                   (115.0)                   (115.0)
Comprehensive income:
  Net loss.......................................................                    (34.0)                    (34.0)
  Other comprehensive income:....................................
    Unrealized losses on investments net of unrealized gains,
     Reclassification adjustments, and taxes (Note 4)............                                 36.6          36.6
Minimum pension liability adjustment.............................                                (11.5)        (11.5)
                                                                                               -------      --------
Other comprehensive income.......................................                                 25.1          25.1
                                                                                                            --------
Comprehensive income/(loss)......................................                                               (8.9)
                                                                   ----  --------  -------     -------      --------
Balance, December 31, 2001.......................................  $2.5  $1,628.6  $ 233.4     $  38.1      $1,902.6
                                                                   ====  ========  =======     =======      ========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years Ended December 31, 2001, 2000, and 1999

                                                                                                 2001       2000       1999
                                                                                              ---------  ---------  ---------
                                                                                                      ($ in millions)
Cash flows from operating activities (see Note 3):
Net (loss) income............................................................................ $   (34.0) $   226.3  $   247.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
  Interest credited to policyholders' account balances.......................................      92.0       99.9      111.9
  Universal life and investment-type product policy fee income...............................    (117.8)    (127.4)    (143.5)
  Capitalization of deferred policy acquisition costs........................................    (194.5)    (175.0)    (148.8)
  Amortization of deferred policy acquisition costs..........................................     158.8      139.1      132.4
  Provision for depreciation and amortization................................................      64.9       32.9       32.4
  Provision for deferred federal income taxes................................................      (6.4)      63.4       57.5
  Net realized losses (gains) on investments.................................................      12.3      (37.5)    (125.1)
  Non-cash distributions from investments....................................................      52.9     (226.7)    (172.8)
  Change in other assets and accounts payable and other liabilities..........................     (55.1)     (69.7)      18.7
  Change in future policy benefits...........................................................      75.5       58.7       62.2
  Change in other policyholders' liabilities.................................................     (14.8)      10.6       17.0
  Change in current federal income taxes payable.............................................     (12.2)     (41.0)      54.7
  Extraordinary loss on extinguishment of debt...............................................        --       56.8         --
                                                                                              ---------  ---------  ---------
Net cash provided by operating activities.................................................... $    21.6  $    10.4  $   144.1
                                                                                              ---------  ---------  ---------
Cash flows from investing activities:
Sales, maturities or repayments of:
  Fixed maturities securities................................................................ $ 1,275.7  $ 1,067.5  $ 1,256.1
  Equity securities..........................................................................      39.9      514.2      328.2
  Mortgage loans on real estate..............................................................     341.6      453.7      194.8
  Policy loans, net..........................................................................      35.7        3.6        1.4
  Other invested assets......................................................................      57.9      179.6      369.4
Acquisitions of investments:
  Fixed maturities securities................................................................  (1,398.0)  (1,058.9)  (1,563.6)
  Equity securities..........................................................................     (51.4)    (127.6)    (152.0)
  Mortgage loans on real estate..............................................................    (405.3)    (442.4)    (503.4)
  Other invested assets......................................................................    (127.5)     (99.6)     (66.2)
  Other, net.................................................................................        --     (150.0)      60.3
  Property and equipment, net................................................................     (41.2)     (54.8)     (22.5)
                                                                                              ---------  ---------  ---------
Net cash (used in)/provided by investing activities.......................................... $  (272.6) $   285.3  $   (97.5)
                                                                                              =========  =========  =========
Cash flows from financing activities:
Issuance of debt............................................................................. $      --  $   215.0  $      --
Repayments of debt...........................................................................      (0.1)    (301.3)     (84.8)
Receipts from annuity and universal life policies credited to policyholders' account balances   1,150.9    2,287.1    1,874.0
Return of policyholders' account balances on annuity policies and universal life policies....    (979.3)  (2,305.9)  (1,896.5)
Capital contribution.........................................................................        --       65.0         --
Dividends paid to shareholders...............................................................    (115.0)    (100.0)        --
Net cash provided by/(used in) financing activities..........................................      56.5     (140.1)    (107.3)
                                                                                              ---------  ---------  ---------
Net (decrease)/increase in cash and cash equivalents.........................................    (194.5)     155.6      (60.7)
Cash and cash equivalents, beginning of year.................................................     499.5      343.9      404.6
                                                                                              ---------  ---------  ---------
Cash and cash equivalents, end of year....................................................... $   305.0  $   499.5  $   343.9
                                                                                              =========  =========  =========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
  Income taxes............................................................................... $     4.6  $    93.3  $    20.1
  Interest................................................................................... $    19.8  $    29.4  $    20.3

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business:

   The MONY Life Insurance Company ( "MONY Life") and its subsidiaries (MONY Life and its subsidiaries are collectively referred to herein as the "Company"), provides life insurance, annuities, corporate-owned and bank-owned life insurance ("COLI/BOLI") products, mutual funds, securities brokerage, asset management, and business and estate planning services. The Company distributes its products and services to individuals and institutional clients through a career agency sales force and financial advisors and brokers of its securities broker-dealer and mutual fund subsidiaries (hereafter referred to as "Proprietary Distribution"). In addition, the Company distributes its products and services through what it defines as complementary distribution channels ("Complementary Distribution"), which principally consist of independent third-party insurance brokerage general agencies and securities broker-dealers, as well as its corporate marketing team. The Company principally sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico and currently insures or provides other financial services to more than one million people.

   MONY Life's principal wholly owned direct and indirect operating subsidiaries include: (i) MONY Life Insurance Company of America ("MLOA"), an Arizona domiciled life insurance company, (ii) Enterprise Capital Management ("Enterprise"), a distributor of both proprietary and non-proprietary mutual funds, (iii) U.S. Financial Life Insurance Company ("USFL"), an Ohio domiciled insurer underwriting specialty risk life insurance business, (iv) MONY Securities Corporation ("MSC"), a registered securities broker-dealer and investment advisor whose products and services are distributed through MONY Life's career agency sales force, (v) Trusted Securities Advisors Corporation ("Trusted Advisors"), which distributes investment products and services through a network of independent certified public accountants, (vi) MONY Brokerage, Inc. ("MBI"), a licensed insurance broker, which principally provides MONY Life's career agency sales force with access to life, annuity, small group health, and specialty insurance products written by other insurance companies so they can meet the insurance and investment needs of their clients, and (vii) MONY Life Insurance Company of the Americas, Ltd. ("MLICA"), which provides life insurance, annuity and investment products to nationals of certain Latin American countries.

   On November 16, 1998, pursuant to a plan of reorganization (the "Plan"), which was approved by the New York Insurance Department, The Mutual Life Insurance Company of New York ("MONY") converted from a mutual insurance company to a stock life insurance company (the "Demutualization") and became MONY Life, a wholly owned subsidiary of The MONY Group Inc. ("MONY Group"). In connection with the Plan, MONY established a closed block, as more fully discussed in Note 2, to fund the guaranteed benefits and dividends of certain participating insurance policies and eligible policyholders received cash, policy credits, or shares of MONY Group common stock in exchange for their membership interests in MONY.

   The MONY Group's other principal operating subsidiaries are The Advest Group, Inc. ("Advest") and Matrix Capital Markets Group ("Matrix"). Advest and Matrix were acquired by MONY Group in 2001.

2. The Closed Block:

   On November 16, 1998, the Company established a closed block (the "Closed Block") of certain participating insurance policies as defined in the Plan (the "Closed Block Business"). In conjunction therewith, the Company allocated assets to the Closed Block expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales in effect at the date of Demutualization, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The assets allocated to the Closed Block and the aforementioned revenues inure solely to the benefit of the owners of policies included in the Closed Block.

   The assets and liabilities allocated to the Closed Block are recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block are less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block.

   Since the Closed Block has been funded to provide for payment of guaranteed benefits and the continuation of current payable dividends on the policies included therein, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company regularly (at least quarterly) monitors the experience from the Closed Block and may make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the Closed Block policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department requires the filing of an independent auditor's report on the operations of the Closed Block.

3. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, (iii) valuation allowances for mortgage loans, and impairment writedowns for other invested assets, and (iv) litigation, contingencies and restructuring charges. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

  Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and those partnerships in which the Company has a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

  Valuation of Investments and Realized Gains and Losses

   The Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. The Company's equity securities are comprised of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available-for-sale and are reported at estimated fair value. The Company's investments in limited partnership interests are accounted for in accordance with the equity method of accounting or the cost method of accounting depending upon the Company's percentage of ownership of the partnership and the date it was acquired. In general, partnership interests acquired after May 18, 1995 are accounted for in accordance with the equity method of accounting if

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES the Company's ownership interest exceeds 3 percent, whereas, if the partnership was acquired prior to May 18, 1995, the equity method would be applied only if the Company's ownership interest exceeded 20 percent. In all other circumstances the Company accounts for its investments in limited partnership interests in accordance with the cost method. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of all fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

   Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

   Real estate held for investment, as well as related improvements, are reported as other invested assets, and are generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset, which may range from 5 to 40 years. Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

   Policy loans are carried at their unpaid principal balances. Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  Collateralized Financing Transactions

   Securities loaned and borrowed are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral received or advanced. The fee received or paid by the Company is recorded as interest revenue or expense and is reflected in retail brokerage and investment banking revenues and other operating costs and expenses, respectively, in the consolidated statement of income. The initial collateral advanced or received has a higher market value than the underlying securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

   The Company utilizes short-term repurchase agreements as supplementary short-term financing and delivers U.S. Treasury securities as collateral for cash received. These repurchase agreements are accounted for as collateralized financings. The fee paid by the Company is recorded as interest expense. The Company monitors the market value of securities transferred on a daily basis, and obtains additional collateral as necessary.

  Recognition of Insurance Revenue and Related Benefits

   Premiums from participating and non-participating traditional life, health and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consists of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges, and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

  Deferred Policy Acquisition Costs ("DAC")

   The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

   For participating traditional life policies, DAC is amortized over the expected life of the contracts (30 years) as a constant percentage based on the present value of estimated gross margins expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2001, the expected investment yield for the Closed Block was 7.29% for the year 2001 with subsequent years grading down to an ultimate aggregate yield of 7.12% in the year 2013. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends.

   For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked in discount rate. For non-participating term policies, DAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

   The Company conducts programs from time-to-time that allow annuity contractholders to exchange older annuity contracts for new annuity products at no cost. The Company has determined that the old and new products are substantially similar and as such, the Company retains previously recorded DAC related to the exchanged contract.

   DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Future Policy Benefits and Policyholders' Account Balances

   Future policy benefit liabilities for participating traditional life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Dividend fund interest assumptions range from 2.0 percent to
5.5 percent.

   Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.9%, 5.9% and 5.6% for the years ended December 31, 2001, 2000, and 1999, respectively. The weighted average interest crediting rate for investment-type products was approximately 4.5%, 4.9% and 5.1% for the years ended December 31, 2001, 2000, and 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Dividends to Policyholders

   Dividends to policyholders, which are substantially all on the Closed Block Business (see Note 2) are determined annually by the Board of Directors of MONY Life. The aggregate amount of policyholders' dividends is related to actual interest, mortality and morbidity for the year.

  Participating Business

   At December 31, 2001 and 2000, participating business, substantially all of which is in the Closed Block, represented approximately 46.0% and 53.3% of the Company's life insurance in force, and 73.7% and 74.4% of the number of life insurance policies in force, respectively. For each of the years ended December 31, 2001, 2000 and 1999, participating business represented approximately 83.5% and 91.6%, and 95.9%, respectively, of life insurance premiums.

  Federal Income Taxes

   The Company files a consolidated federal income tax return with its parent, The MONY Group Inc. and its other subsidiaries, as well as the Company's life and non-life affiliates except Sagamore Financial Corporation and its subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement amounts and income tax bases of assets and liabilities using enacted income taxes and laws.

  Reinsurance

   The Company has reinsured certain of its life insurance and investment contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

   In determining whether a reinsurance contract qualifies for reinsurance accounting, Statement of Financial Accounting Standards ("SFAS") No. 113 "Accounting and reporting for reinsurance of short-duration and long-duration contracts" requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

   The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Consolidated Statements of Cash Flows--Non-cash Transactions

   For the years ended December 31, 2001, 2000, and 1999, respectively, real estate of $18.0 million, $0.5 million, and $27.0 million was acquired in satisfaction of debt. At December 31, 2001 and 2000, the Company owned real estate acquired in satisfaction of debt of $44.3 million and $41.5 million, respectively. Other non-cash transactions, which are reflected in the statement of cash flows as a reconciling item from net income to net cash provided by operating activities, consisted primarily of stock distributions from the Company's partnership investments and payment-in-kind for interest due on certain fixed maturity securities.

  New Accounting Pronouncements

   On January 1, 2001 the Company adopted FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. The Company's use of derivative instruments is not significant and accordingly, adoption of the standard did not have a material effect on the Company's earnings or financial position.

   On January 1, 2001, the Company adopted the provisions of American Institute of Certified Public Accountants Statement of Position 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies for Certain Long-Duration Participating Contracts" ("SOP 00-3"). SOP 00-3 requires, among other things, that Closed Block assets, liabilities, revenues, and expenses should be displayed in financial statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block. The guidance in SOP 00-3 requires restatement of financial statements presented for years prior to its issuance. Accordingly, the consolidated balance sheet of the Company as of December 31, 2000 and the related consolidated statements of income and comprehensive income for the years ended December 31, 2000 and 1999 have been restated to conform to the presentation required by SOP 00-3.

   On January 1, 2001 the Company adopted FASB SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125" ("SFAS No. 140"). SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities, and the extinguishment of liabilities. Adoption of the new requirements did not have a material effect on the Company's earnings or financial position.

   In July 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141"). SFAS 141 addresses the financial accounting and reporting for all business combinations. This statement requires that all business combinations be accounted for under the purchase method of accounting, abolishes the use of the pooling-of-interest method, requires separate recognition of intangible assets that can be identified and named, and expands required disclosures. All of the Company's past business combinations have been accounted for under the purchase accounting method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement has no material effect on the financial position or earnings of the Company.

   In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 provides that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES for impairment. This Statement provides specific guidance for testing the impairment of goodwill and intangible assets. This statement is effective for fiscal years beginning after December 15, 2001. As a result of adopting this statement, the Company will no longer recognize goodwill amortization of approximately $1.4 million on an annualized basis. In addition, the Company does not expect to recognize any impairment of goodwill upon adoption of this statement.

   In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement establishes a single accounting model for the impairment or disposal of long-lived assets, including assets to be held and used, assets to be disposed of by other than sale, and assets to be disposed of by sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS 144 retains many of the same provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). In addition to retaining the SFAS 121 requirements, SFAS 144 requires companies to present the results of operations of components of the entity that are held for sale as discontinued operations in the consolidated statements of income and comprehensive income. The Company has real estate held for sale, included in "Other assets", that meet the definition of a component of the entity. Accordingly, beginning January 1, 2002, the Company will report results from operations for real estate held for sale as discontinued operations. Pre-tax income from real estate held for sale recorded for the years ended December 31, 2001 and 2000 was approximately $6.8 million and $17.4 million, respectively.

4. Investment Income, Realized and Unrealized Investment Gains (Losses), and
              Comprehensive Income:

   Net investment income for the years ended December 31, 2001, 2000 and 1999 was derived from the following sources:

                                                      2001     2000    1999
                                                     ------  -------- ------
                                                         ($ in millions)
   Net Investment Income
   Fixed maturities................................. $484.4  $  495.4 $477.7
   Equity securities................................  (33.9)    239.4  194.2
   Mortgage loans...................................  139.8     144.3  127.7
   Other investments (including cash and short-term)  132.7     136.9  135.9
                                                     ------  -------- ------
   Total investment income..........................  723.0   1,016.0  935.5
   Investment expenses..............................   46.1      45.1   35.5
                                                     ------  -------- ------
   Net investment income............................ $676.9  $  970.9 $900.0
                                                     ======  ======== ======

   Net realized gains (losses) on investments for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

                                                    2001    2000    1999
                                                   ------  ------  ------
                                                       ($ in millions)
     Net Realized Gains (Losses) on Investments
     Fixed maturities............................. $ (2.6) $(30.1) $ (8.6)
     Equity securities............................   (7.8)   21.5    76.0
     Mortgage loans...............................    9.3    19.8     0.8
     Other invested assets........................  (11.2)   26.3    56.9
                                                   ------  ------  ------
     Net realized gains (losses) on investments... $(12.3) $ 37.5  $125.1
                                                   ======  ======  ======

   Following is a summary of the change in unrealized investment gains (losses), net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 8), which are reflected in Accumulated Other Comprehensive Income for the periods presented. The net change in unrealized investment gains (losses) and the change in the Company's minimum pension

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES liability represent the only components of other comprehensive income for the years ended December 31, 2001, 2000 and 1999 as presented below:

                                                                       2001    2000     1999
                                                                      ------  ------  -------
-                                                                         ($ in millions)
Other Comprehensive Income
Change in unrealized gains (losses):
Fixed maturities..................................................... $156.7  $196.7  $(458.9)
Equity securities....................................................   (3.4)  (59.9)   (25.3)
Other................................................................    0.0     0.0     (3.6)
                                                                      ------  ------  -------
Subtotal.............................................................  153.3   136.8   (487.8)
AEGON Portfolio (See Note 11)........................................   31.0    20.6    (77.9)
                                                                      ------  ------  -------
Subtotal.............................................................  184.3   157.4   (565.7)
Effect on unrealized gains (losses) on investments attributable to:
 DAC.................................................................  (30.3)  (93.1)   241.6
 Deferred federal income taxes.......................................  (48.2)  (20.6)   114.1
Net unrealized gains (losses) and DAC transferred to the Closed Block  (69.2)    2.5     28.2
                                                                      ------  ------  -------
Change in unrealized gains (losses) on investments, net..............   36.6    46.2   (181.8)
Minimum pension liability adjustment.................................  (11.5)   (3.8)      --
                                                                      ------  ------  -------
Other comprehensive income........................................... $ 25.1  $ 42.4  $(181.8)
                                                                      ======  ======  =======

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2001, 2000, and 1999 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                        2001   2001    1999
                                                                       -----  -----  -------
                                                                          ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments.............................. $34.6  $48.6  $(135.3)
Reclassification adjustment for gains included in net income..........  (9.5)  (6.2)   (46.5)
                                                                       -----  -----  -------
Unrealized gains (losses) on investments, net of
  reclassification adjustments........................................ $25.1  $42.4  $(181.8)
                                                                       =====  =====  =======

   Unrealized gains (losses) on investments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2001, 2000 and 1999 are net of income tax expense (benefit) of $43.2 million, $17.2 million, and $(139.2) million, respectively, and $(32.1) million, $(95.5) million, and $242.2 million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

   Reclassification adjustments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2001, 2000 and 1999 are net of income tax expense of $5.1 million, $3.3 million and $25.1 million, respectively, and $1.8 million, $2.5 million and $(0.4) million, respectively, relating to the effect of such amounts on DAC.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

5. Fixed Maturity and Equity Securities:

  Fixed Maturity Securities Available-for-Sale

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2001 and 2000 are as follows:

                                                                                       Gross        Gross
                                                                     Amortized      Unrealized    Unrealized      Estimated
                                                                       Cost            Gains        Losses       Fair Value
                                                                 ----------------- ------------- ------------ -----------------
                                                                   2001     2000    2001   2000  2001   2000    2001     2000
                                                                 -------- -------- ------ ------ ----- ------ -------- --------
                                                                                        ($ in millions)
US Treasury securities and Obligations of US Government agencies $  292.7 $  171.6 $ 14.7 $  6.7 $ 0.2 $  0.3 $  307.2 $  178.1
Collateralized mortgage obligations:
  Government agency-backed......................................    268.4    310.9    5.8    2.5   0.8    1.6    273.4    311.8
  Non-agency backed.............................................    166.3    136.7    7.0    3.3   0.0    0.3    173.3    139.7
Other asset-backed securities:
  Government agency-backed......................................     18.4     25.8    0.7    0.5   0.0    0.2     19.1     26.1
  Non-agency backed.............................................    611.5    505.9   17.9    7.0   9.6    8.2    619.8    504.7
Foreign governments.............................................     32.1     28.4    4.0    1.5   0.7    0.5     35.4     29.4
Utilities.......................................................    551.3    635.2   16.9   13.4   4.6   11.1    563.6    637.5
Corporate bonds.................................................  4,830.3  4,860.8  153.0   82.6  58.3  103.5  4,925.0  4,839.9
                                                                 -------- -------- ------ ------ ----- ------ -------- --------
      Total bonds...............................................  6,771.0  6,675.3  220.0  117.5  74.2  125.7  6,916.8  6,667.2
Redeemable preferred stocks.....................................     55.6     27.4    1.2    0.0   0.1    1.6     56.7     25.8
                                                                 -------- -------- ------ ------ ----- ------ -------- --------
      Total..................................................... $6,826.6 $6,702.7 $221.2 $117.5 $74.3 $127.3 $6,973.5 $6,693.0
                                                                 ======== ======== ====== ====== ===== ====== ======== ========

   The carrying value of the Company's fixed maturity securities available-for-sale at December 31, 2001 and 2000 is net of adjustments for impairments in value deemed to be other than temporary of $48.2 million and $27.5 million, respectively.

   At December 31, 2001 and 2000, there was $0.0 million and $1.6 million, respectively, of fixed maturity securities which had been non-income producing for the twelve months preceding such dates.

   The Company classifies fixed maturity securities available-for-sale which
(i) are in default as to principal or interest payments, (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition, or (iv) are deemed to have other than temporary impairments to value as "problem fixed maturity securities." At December 31, 2001 and 2000, the carrying value of problem fixed maturities held by the Company was $66.7 million and $54.1 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2001 and 2000, the carrying value of potential problem fixed maturities held by the Company was $16.1 million and $6.6 million, respectively. In addition, at December 31, 2001 and 2000, the Company had no fixed maturity securities which had been restructured.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The amortized cost and estimated fair value of fixed maturity securities available-for-sale, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 2001, are as follows:

                                                                     2001
                                                             --------------------
                                                             Amortized Estimated
                                                               Cost    Fair Value
                                                             --------- ----------
                                                               ($ in millions)
Due in one year or less..................................... $  346.1   $  354.9
Due after one year through five years.......................  1,996.7    2,071.1
Due after five years through ten years......................  2,480.2    2,527.4
Due after ten years.........................................    939.0      934.6
                                                             --------   --------
   Subtotal.................................................  5,762.0    5,888.0
Mortgage--and asset-backed securities.......................  1,064.6    1,085.5
                                                             --------   --------
   Total.................................................... $6,826.6   $6,973.5
                                                             ========   ========

   Fixed maturity securities available-for-sale that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Proceeds from sales of fixed maturity securities available-for-sale during 2001, 2000 and 1999 were $479.4 million, $441.3 million and $632.8 million, respectively. Gross gains of $21.3 million, $7.2 million, and $6.9 million and gross losses of $8.3 million, $16.3 million, and $19.4 million were realized on these sales, in 2001, 2000 and 1999, respectively.

  Equity Securities

   The cost, gross unrealized gains and losses, and estimated fair value of marketable and non-marketable equity securities at December 31, 2001 and 2000 are as follows:

                                                Gross      Gross
                                 Amortized   Unrealized  Unrealized   Estimated
                                   Cost         Gains      Losses    Fair Value
                               ------------- ----------- ---------- -------------
                                2001   2000  2001  2000  2001  2000  2001   2000
                               ------ ------ ----- ----- ----- ---- ------ ------
                                                ($ in millions)
Marketable equity securities.. $ 67.3 $ 40.1 $ 6.2 $ 6.7 $ 6.9 $2.2 $ 66.6 $ 44.6
Nonmarketable equity
 securities...................  220.7  226.2  31.0  63.6  20.8  5.8  230.9  284.0
                               ------ ------ ----- ----- ----- ---- ------ ------
                               $288.0 $266.3 $37.2 $70.3 $27.7 $8.0 $297.5  328.6
                               ====== ====== ===== ===== ===== ==== ====== ======

   Proceeds from sales of equity securities during 2001, 2000 and 1999 were $31.0 million, $499.2 million and $302.7 million, respectively. Gross gains of $3.1 million, $81.2 million and $90.0 million and gross losses of $9.5 million, $57.8 million and $12.4 million were realized on these sales, during 2001, 2000, and 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

6. Mortgage Loans on Real Estate:

   Mortgage loans on real estate at December 31, 2001 and 2000 consist of the following:

                                                      2001      2000
                                                    --------  --------
                                                      ($ in millions)
        Commercial and residential mortgage loans.. $1,533.6  $1,473.4
        Agricultural mortgage loans................    304.6     313.5
                                                    --------  --------
        Total loans................................  1,838.2   1,786.9
        Less: valuation allowances.................    (28.5)    (32.2)
                                                    --------  --------
        Mortgage loans, net of valuation allowances $1,809.7  $1,754.7
                                                    ========  ========

   An analysis of the valuation allowances for 2001, 2000 and 1999 is as follows:

                                                  2001   2000   1999
                                                 -----  -----  ------
                                                    ($ in millions)
         Balance, beginning of year............. $32.2  $37.3  $ 46.8
         (Decrease)/increase in allowance.......  (0.8)  (4.9)    3.7
         Reduction due to pay downs and pay offs  (0.2)  (0.2)   (1.3)
         Transfers to real estate...............  (2.7)    --   (11.9)
                                                 -----  -----  ------
         Balance, end of year................... $28.5  $32.2  $ 37.3
                                                 =====  =====  ======

   Impaired mortgage loans along with related valuation allowances as of December 31, 2001 and 2000 are as follows:

                                                                      2001    2000
                                                                     ------  ------
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
Loans that have valuation allowances................................ $ 93.5  $132.9
Loans that do not have valuation allowances.........................   85.2    65.1
                                                                     ------  ------
   Subtotal.........................................................  178.7   198.0
Valuation allowances................................................  (18.4)  (22.6)
                                                                     ------  ------
   Impaired mortgage loans, net of valuation allowances............. $160.3  $175.4
                                                                     ======  ======

   During 2001, 2000, and 1999, the Company recognized $12.8 million, $19.5 million, and $19.8 million, respectively, of interest income on impaired loans (also see Note 18).

   At December 31, 2001 and 2000, the carrying value of mortgage loans which were non-income producing for the twelve months preceding such dates was $22.0 million and $13.3 million, respectively.

   At December 31, 2001 and 2000, the Company had restructured mortgage loans of $66.3 million and $85.7 million, respectively. Interest income of $4.3 million, $6.8 million and $10.6 million was recognized on restructured mortgage loans in 2001, 2000, and 1999, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $7.2 million, $9.5 million, and $15.7 million in 2001, 2000 and 1999, respectively.

7. Segment Information:

   The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

   Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since a significant portion of mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.

   Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with SFAS 131. All of the Company's other segments are combined and reported in the other products segment.

   Products comprising the protection products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, last survivor universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 11), (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block (See Notes 2 and 18), and (iii) the Company's disability income insurance business. Products comprising the accumulation products segment primarily include flexible premium variable annuities, single premium deferred annuities, immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides clients of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its clients. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction.

   Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the years ended December 31, 2001, 2000, and 1999, as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate certain non-recurring items to the segments. In addition, substantially all segment revenues are from external sources.

   Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment. Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment (see Note 3).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     Segment Summary Financial Information

                                                                      2001(3)(5)  2000(6)   1999(7)
                                                                      ---------- --------  --------
                                                                             ($ in millions)
Premiums:
Protection Products..................................................   $675.5   $  685.7  $  702.8
Accumulation Products................................................      5.3        1.3       0.9
Other Products.......................................................     14.5       13.5      13.4
                                                                        ------   --------  --------
                                                                        $695.3   $  700.5  $  717.1
                                                                        ======   ========  ========
Universal life and investment-type product policy fees:
Protection Products..................................................   $151.6   $  134.8  $  122.3
Accumulation Products................................................     54.7       70.0      73.3
Other Products.......................................................      0.9        1.0       0.7
                                                                        ------   --------  --------
                                                                        $207.2   $  205.8  $  196.3
                                                                        ======   ========  ========
Net investment income and net realized gains (losses) on investments:
Protection Products..................................................   $559.4   $  796.7  $  823.1
Accumulation Products................................................     68.6      124.9     132.4
Other Products.......................................................     17.9       68.9      69.6
Reconciling amounts(4)...............................................     18.7       17.9       0.0
                                                                        ------   --------  --------
                                                                        $664.6   $1,008.4  $1,025.1
                                                                        ======   ========  ========
Other income:
Protection Products..................................................   $ 46.8   $   57.7  $   79.6
Accumulation Products................................................    107.4      120.2      95.1
Other Products.......................................................     57.5       77.4      80.7
Reconciling amounts..................................................      8.1        5.1       4.8
                                                                        ------   --------  --------
                                                                        $219.8   $  260.4  $  260.2
                                                                        ======   ========  ========
Amortization of deferred policy acquisition costs:
Protection Products..................................................   $115.7   $  110.8  $  107.1
Accumulation Products................................................     26.1       28.3      30.7
Reconciling amounts..................................................     17.0        0.0       0.0
                                                                        ------   --------  --------
                                                                        $158.8   $  139.1  $  137.8
                                                                        ======   ========  ========
Benefits to policyholders:(1)
Protection Products..................................................   $815.1   $  791.1  $  790.7
Accumulation Products................................................     75.4       68.2      73.7
Other Products.......................................................     29.2       31.5      33.7
Reconciling amounts..................................................      5.5        7.6       4.5
                                                                        ------   --------  --------
                                                                        $925.2   $  898.4  $  902.6
                                                                        ======   ========  ========
Other operating costs and expenses:
Protection Products..................................................   $245.5   $  262.2  $  287.5
Accumulation Products................................................    127.2      120.0     105.7
Other Products.......................................................    138.9      100.3      93.7
Reconciling amounts..................................................      7.8       20.8      61.8
                                                                        ------   --------  --------
                                                                        $519.4   $  503.3  $  548.7
                                                                        ======   ========  ========
Income before income taxes:
Protection Products..................................................   $ 23.1   $  278.1  $  315.0
Accumulation Products................................................      5.7       98.4      89.6
Other Products.......................................................    (78.4)      27.7      35.8
Reconciling amounts..................................................     (3.5)      (5.4)    (61.5)
                                                                        ------   --------  --------
                                                                        $(53.1)  $  398.8  $  378.9
                                                                        ======   ========  ========

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                          2001(3)(5)  2000(6)   1999(7)
                                          ---------- --------- ---------
                                                 ($ in millions)
       Assets:
       Protection Products............... $16,188.1  $16,239.0 $16,181.4
       Accumulation Products.............   5,077.7    5,593.5   6,175.0
       Other Products....................   1,125.7    1,060.8   1,187.6
       Reconciling amounts...............     994.8    1,309.0   1,176.1
                                          ---------  --------- ---------
                                          $23,386.3  $24,202.3 $24,720.1
                                          =========  ========= =========
       Deferred policy acquisition costs:
       Protection Products............... $ 1,087.0  $ 1,064.3 $ 1,094.9
       Accumulation Products.............     146.8      145.4     153.3
                                          ---------  --------- ---------
                                          $ 1,233.8  $ 1,209.7 $ 1,248.2
                                          =========  ========= =========
       Policyholders' liabilities:
       Protection Products............... $10,366.5  $10,290.7 $10,231.7
       Accumulation Products.............   1,142.5    1,060.0   1,236.3
       Other Products....................     361.7      381.4     418.9
       Reconciling amounts...............      16.3       17.7      17.4
                                          ---------  --------- ---------
                                          $11,887.0  $11,749.8 $11,904.3
                                          =========  ========= =========
       Separate account liabilities:(2)
       Protection Products............... $ 3,783.7  $ 3,939.5 $ 3,843.5
       Accumulation Products.............   3,464.3    4,072.9   4,548.9
       Other Products....................     429.7      499.5     604.2
       Reconciling amounts...............     694.1      770.1     832.3
                                          ---------  --------- ---------
                                          $ 8,371.8  $ 9,282.0 $ 9,828.9
                                          =========  ========= =========

----------
(1) Includes interest credited to policyholders' account balances.
(2) Each segment includes separate account assets in an amount not less than the corresponding liability reported.
(3) See Note 19 for details regarding the allocation of Reorganization and Other Charges to segments.
(4) Reconciling amounts include interest expense related to the Inter-company Surplus Notes (see Note 14).
(5) Amounts reported as "reconciling" in 2001 primarily relate to: (i) contracts issued by MONY Life relating to its employee benefit plans, and
    (ii) charges totaling $56.8 million pretax relating to the Company's reorganization.
(6) Amounts reported as "reconciling" in 2000 primarily relate to contracts issued by MONY Life relating to its employee benefit plans.
(7) Amounts reported as "reconciling" in 1999 primarily relate to: (i) contracts issued by MONY Life relating to its employee benefit plans, (ii) charges totaling $59.7 million pretax relating to the Company's voluntary early retirement program, and (iii) demutualization expenses in 1999.

   Substantially all of the Company's revenues are derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single client does not exceed 10 percent of total consolidated revenues.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Following is a summary of revenues by product for the years ended December 31, 2001, 2000 and 1999:

                                             2001   2000   1999
                                            ------ ------ ------
                                              ($ in millions)
                Premiums:
                Individual life............ $675.1 $685.2 $702.7
                Disability income insurance    0.4    0.5    0.6
                Group insurance............   14.5   13.5   13.4
                Other......................    5.3    1.3    0.4
                                            ------ ------ ------
                   Total................... $695.3 $700.5 $717.1
                                            ====== ====== ======


                                                           2001   2000   1999
                                                          ------ ------ ------
                                                            ($ in millions)
  Universal life and investment-type product policy fees:
  Universal life......................................... $ 68.8 $ 69.0 $ 73.2
  Variable universal life................................   73.4   54.7   37.6
  Group universal life...................................    9.4   11.1   11.5
  Individual variable annuities..........................   54.7   69.7   72.8
  Individual fixed annuities.............................    0.9    1.3    1.2
                                                          ------ ------ ------
     Total............................................... $207.2 $205.8 $196.3
                                                          ====== ====== ======

8. Deferred Policy Acquisition Costs:

   Policy acquisition costs deferred and amortized in 2001, 2000, and 1999 are as follows:

                                                  2001      2000      1999
                                                --------  --------  --------
                                                       ($ in millions)
   Balance, beginning of the year.............. $1,209.7  $1,248.2  $  994.3
   Costs deferred during the year..............    209.1     190.8     154.3
   Amortized to expense during the year........   (158.8)   (139.0)   (137.8)
   Effect on DAC from unrealized (gains) losses    (26.2)    (90.3)    237.4
                                                --------  --------  --------
   Balance, end of the year.................... $1,233.8  $1,209.7  $1,248.2
                                                ========  ========  ========

9. Pension Plans and Other Postretirement Benefits:

  Pension Plans

   The Company has a qualified pension plan covering substantially all of its salaried employees. The provisions of the plan provide both (a) defined benefit accruals based on (i) years of service, (ii) the employee's final average annual compensation and (iii) wage bases or benefits under Social Security and
(b) defined contribution accruals based on a Company matching contribution equal to 100% of the employee's elective deferrals under the incentive savings plan for employees up to 3% of the employee's eligible compensation and an additional 2% of eligible compensation for each active participant. Effective June 15, 1999, prospective defined contribution accruals in the defined benefit plan ceased and were redirected to the Investment Plan Supplement for Employees. The Company did not make any contribution in the current year or prior year under Section 404 of the Internal Revenue Code ("IRC") because the plan was fully funded under Section 412 of the IRC.

   During 2000, the Company amended its Qualified Pension plan, which increased certain benefit liabilities payable thereunder. The amendment resulted in an increase of $1.8 million in the plan's projected benefit obligation.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The assets of the qualified pension plan are primarily invested in MONY Pooled Accounts which include common stock, real estate, private placement debt securities and bonds. At December 31, 2001 and 2000, $415.3 million and $466.4 million, respectively, were invested in the MONY Pooled Accounts. Benefits of $27.9 million, $33.9 million and $40.4 million were paid by this plan for the years ended December 31, 2001, 2000, and 1999, respectively.

   The Company also sponsors a non-qualified employee excess pension plan, which provides both defined benefits and defined contribution accruals in excess of Internal Revenue Service limits to certain employees. The benefits are based on years of service and the employee's final average annual compensation. Pension benefits are paid from the Company's general account.

  Postretirement Benefits

   The Company provides certain health care and life insurance benefits for retired employees and field underwriters. The Company amortizes its postretirement transition obligation over a period of twenty years.

   Assumed health care cost trend rates typically have a significant effect on the amounts reported for health care plans, however, under the Company's postretirement healthcare plan, there is a per capita limit on the Company's healthcare costs. As a result, a one-percentage point change in the assumed healthcare cost trend rates would have an immaterial affect on amounts reported.

   The following presents the change in the benefit obligation, change in plan assets and other information with respect to the Company's qualified and non-qualified defined benefit pension plans and other benefits which represents the Company's postretirement benefit obligation:

                                               Pension Benefits  Other Benefits
                                               --------------   ----------------
                                                2001     2000     2001     2000
                                               ------   ------  -------  -------
                                                        ($ in millions)
Change in benefit obligation:
Benefit obligation at beginning of year....... $386.1   $373.3  $ 103.9  $  97.7
Service cost..................................    8.3      6.1      1.5      1.2
Interest cost.................................   30.9     29.4      7.2      7.3
Curtailment gain..............................     --     (2.0)      --       --
Termination benefits..........................     --       --       --       --
Plan amendment................................    1.8       --       --       --
Actuarial loss................................   25.8     18.9      0.5      5.8
Benefits paid.................................  (41.4)   (39.6)    (8.4)    (8.1)
                                               ------   ------  -------  -------
Benefit obligation at end of year............. $411.5   $386.1  $ 104.7  $ 103.9
                                               ======   ======  =======  =======

Change in plan assets:
Fair value of plan assets at beginning of year $469.9   $498.0  $    --  $    --
Actual return on plan assets..................  (20.5)     9.1       --       --
Employer contribution.........................   13.5      8.6      8.4      8.1
Benefits and expenses paid....................  (43.4)   (45.8)    (8.4)    (8.1)
Fair value of plan assets at end of year......  419.5    469.9       --       --
Funded status.................................    8.0     83.8   (103.7)  (103.9)
Unrecognized actuarial loss...................   98.4      5.8     12.1     12.6
Unamortized transition obligation.............    2.1     (5.5)    33.6     36.7
Unrecognized prior service cost...............  (11.4)   (14.0)    (0.8)    (0.9)
                                               ------   ------  -------  -------
Net amount recognized......................... $ 97.1   $ 70.1  $ (58.8) $ (55.5)
                                               ======   ======  =======  =======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                                    Pension Benefits Other Benefits
                                                                                    --------------   --------------
                                                                                     2001     2000    2001    2000
                                                                                    ------   ------  ------  ------
                                                                                            ($ in millions)
Amounts recognized in the statement of financial position consist of the following:
Prepaid benefit cost............................................................... $145.4   $123.0  $   --  $   --
Accrued benefit liability..........................................................  (48.3)   (52.9)  (58.8)  (55.5)
Intangible asset...................................................................    2.1      2.4      --      --
Accumulated other comprehensive income.............................................   (2.1)    (2.4)     --      --
                                                                                    ------   ------  ------  ------
Net amount recognized.............................................................. $ 97.1   $ 70.1  $(58.8) $(55.5)
                                                                                    ======   ======  ======  ======

   The Company's qualified plan had assets of $419.5 million and $469.9 million at December 31, 2001 and 2000, respectively. The projected benefit obligation and accumulated benefit obligation for the qualified plan were $343.5 million and $310.6 million at December 31, 2001 and $318.3 million and $292.2 million at December 31, 2000, respectively.

   The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plan, which is unfunded, were $68.0 million and $65.6 million at December 31, 2001 and $67.8 million and $59.0 million at December 31, 2000, respectively.

                                                Pension Benefits  Other Benefits
                                                ----------------  -------------
                                                2001  2000  1999  2001 2000 1999
                                                ----  ----  ----  ---- ---- ----
Weighted-average assumptions as of December 31:
Discount rate..................................  7.3%  7.5%  8.0% 0.0% 7.5% 8.0%
Expected return on plan assets................. 10.0% 10.0% 10.0% 0.0% 0.0% 0.0%
Rate of compensation increase(1)...............  0.0%  5.0%  5.0% 0.0% 5.0% 5.0%

----------
(1)No benefits bearing incentive compensation is assumed for 2002. Otherwise benefits bearing compensation is assumed to increase by 4% for all participants eligible for incentive compensation and by 5% for all others. Benefits bearing incentive compensation for the top four officers is assumed to be 5% of base salary after 2002.

   For measurement purposes, a 10% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 6% percent for 2010 and remain at that level thereafter.

   Components of net periodic benefit cost for the pension and other post-retirement plans are as follows:

                                           Pension Benefits        Other Benefits
                                        ----------------------  -------------------
                                         2001    2000    1999    2001   2000   1999
                                        ------  ------  ------  -----  -----  -----
                                                      ($ in millions)
Components of net periodic benefit cost
Service cost........................... $  8.3  $  6.1  $ 11.7  $ 1.5  $ 1.2  $ 2.0
Interest cost..........................   30.9    29.4    27.3    7.2    6.5    7.2
Expected return on plan assets.........  (45.5)  (46.9)  (44.2)    --     --     --
Amortization of prior service cost.....   (0.8)   (1.5)   (0.8)  (0.2)  (0.1)  (0.1)
Curtailment gain.......................     --    (2.0)   (3.8)    --     --     --
Special termination benefits...........     --      --    50.0     --     --     --
Recognized net actuarial loss/(gain)...    1.1    (0.2)     --     --     --    1.1
Amortization of transition items.......   (7.5)   (7.9)   (7.5)   3.1    3.1    3.1
                                        ------  ------  ------  -----  -----  -----
Net periodic benefit cost.............. $(13.5) $(23.0) $ 32.7  $11.6  $10.7  $13.3
                                        ======  ======  ======  =====  =====  =====

   The Company also has a qualified money purchase pension plan covering substantially all career field underwriters. Company contributions of 5% of earnings plus an additional 2% of such earnings in excess of the social security wage base are made each

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES year. At December 31, 2001 and 2000, the fair value of plan assets was $198.9 million and $231.2 million, respectively. For the years ended December 31, 2001, 2000, and 1999, the Company contributed $3.2 million, $3.2 million and $3.1 million to the plan, respectively, which amounts are reflected in Other Operating Costs and Expenses.

   The Company has a non-qualified defined contribution plan, which is unfunded. The non-qualified defined contribution plan projected benefit obligation which equaled the accumulated benefit obligation was $59.5 million and $61.0 million as of December 31, 2001 and 2000, respectively. The non-qualified defined contribution plan's net periodic expense was $(0.2) million, $7.2 million and $9.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

   The Company also has incentive savings plans in which substantially all employees and career field underwriters are eligible to participate. The Company matches field underwriter contributions up to 2% of eligible compensation and may also make an additional profit sharing contribution for non-officer employees. As with the employee excess plan, the Company also sponsors non-qualified excess defined contribution plans for both the field underwriter retirement plan and the incentive savings plan for field underwriters.

10. IncomeTaxes:

   The Company files a consolidated federal income tax return with its parent, The MONY Group Inc. and its other subsidiaries, as well as the Company's life and non-life affiliates except Sagamore Financial Corporation and its subsidiaries.

   Income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the income tax (benefit)/expense is presented below:

                                                         2001    2000    1999
                                                        ------  ------  ------
                                                           ($ in millions)
 Income tax (benefit) expense:
  Current.............................................. $ 16.1  $ 82.1  $ 73.9
  Deferred.............................................  (35.2)   52.7    57.5
                                                        ------  ------  ------
 Income tax (benefit) expense before extraordinary item  (19.1)  134.8   131.4
  Extraordinary item...................................     --   (20.3)     --
                                                        ------  ------  ------
        Total.......................................... $(19.1) $114.5  $131.4
                                                        ======  ======  ======

   Income taxes reported in the consolidated statements of income are different from the amounts determined by multiplying the earnings before income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                                2001    2000    1999
                                                               ------  ------  ------
                                                                   ($ in millions)
Tax at statutory rate......................................... $(18.6) $139.6  $133.3
Dividends received deduction..................................     --    (2.5)   (1.7)
Goodwill......................................................    5.4      --      --
Tax Return to provision differences...........................   (4.0)     --      --
Tax Accruals..................................................   (3.2)     --      --
Meals & Entertainment.........................................    1.3      --      --
Other.........................................................     --    (2.3)   (0.2)
                                                               ------  ------  ------
Federal Income tax (benefit) expense before extraordinary item  (19.1)  134.8   131.4
 Extraordinary item...........................................     --   (20.3)     --
                                                               ------  ------  ------
Provision for income taxes.................................... $(19.1) $114.5  $131.4
                                                               ======  ======  ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   MONY Group's income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due with respect to open years.

   The components of deferred tax liabilities and assets at December 31, 2001 and 2000 are reported in Accounts Payable and Other Liabilities in the balance sheet and are as follows:

                                                        2001    2000
                                                       ------  ------
                                                       ($ in millions)
         Deferred policy acquisition costs............ $191.1  $163.3
         Fixed maturities and equity securities.......   56.2    25.3
         Other, net(1)................................   68.7    67.8
         Nonlife subsidiaries.........................   (9.7)   17.2
                                                       ------  ------
         Total deferred tax liabilities...............  306.3   273.6
                                                       ------  ------
         Policyholder and separate account liabilities  112.8   129.7
         Accrued expenses.............................   19.2    48.6
         Deferred compensation and benefits...........   66.7    38.2
         Real estate and mortgages....................   48.9    (2.3)
                                                       ------  ------
                Total deferred tax assets.............  247.6   214.2
                                                       ------  ------
                Net deferred tax liability............ $(58.7) $(59.4)
                                                       ======  ======

----------
(1)Includes $10.9 million and $10.7 million at December 31, 2001 and 2000 of deferred taxes relating to net unrealized gains on fixed maturity securities in the AEGON Portfolio (see Note 11).

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

11. The Group Pension Transaction:

   On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provided that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

   Pursuant to the Agreement, MONY Life agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44% per annum and the Series B Notes pay interest at 6.24% per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY Life's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

   In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. Accordingly, the Company continues to reflect the transferred assets and

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pensi on Transaction." In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

   Pursuant to the Agreement, MONY Life receives from AUSA: (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Transaction Date. However, the level of new business growth necessary for MONY Life to receive the New Business Growth Payment makes it unlikely that MONY Life will ever receive any such payment.

   With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

   Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

   Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes. The Company expects to record income in the fourth quarter of 2002 of approximately $55.0 million to the Final Value Payment, as defined in the Agreement.

   For the years ended December 31, 2001, 2000 and 1999, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $27.4 million, $26.9 million, and $35.7 million, respectively, and the Company recorded Group Pension Profits of $30.7 million, $37.1 million and $63.0 million, respectively. In addition, the Company earned $12.8 million of interest income on the Notes in each of the aforementioned years.

   The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and (iii) the components of revenue and expenses comprising the Group Pension Profits:

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                                      As of December 31,
                                                                                      -----------------
                                                                                        2001      2000
                                                                                      --------  --------
Assets:
General Account
  Fixed maturities: available for sale, at estimated fair value (amortized cost;
   $1,371.2 and $1,420.8, respectively).............................................. $1,400.5  $1,419.0
  Mortgage loans on real estate......................................................     26.5      47.5
  Cash and cash equivalents..........................................................     19.4      18.5
  Accrued investment income..........................................................     24.5      26.0
                                                                                      --------  --------
       Total general account assets..................................................  1,470.9   1,511.0
Separate account assets..............................................................  3,179.5   3,416.7
                                                                                      --------  --------
       Total assets.................................................................. $4,650.4  $4,927.7
                                                                                      ========  ========
Liabilities:
General liabilities account (1)
  Policyholders' account balances.................................................... $1,398.8  $1,468.1
  Other liabilities..................................................................      8.2      12.2
                                                                                      --------  --------
       Total general account liabilities.............................................  1,407.0   1,480.3
Separate account liabilities (2).....................................................  3,179.5   3,416.7
                                                                                      --------  --------
       Total liabilities............................................................. $4,586.5  $4,897.0
                                                                                      ========  ========

----------
(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $71.2 million and $74.2 million as of December 31, 2001 and 2000, respectively.
(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $11.8 million and $14.7 million as of December 31, 2001 and 2000, respectively.

                                                                            For the Year Ended December 31,
                                                                            -------------------------------
                                                                             2001      2000       1999
                                                                            ------    ------     ------
                                                                               ($ in millions)
Revenues:
Product policy fees........................................................ $ 19.6     $ 26.3     $ 24.0
Net investment income......................................................  102.0      113.5      128.4
Net realized gains (losses) on investments.................................    1.5       (1.2)      18.9
                                                                            ------     ------     ------
       Total revenues......................................................  123.1      138.6      171.3
Benefits and Expenses:
Interest credited to policyholders' account balances.......................   74.8       84.6       88.4
Other operating costs and expenses.........................................   17.6       16.9       19.9
                                                                            ------     ------     ------
       Total benefits and expenses.........................................   92.4      101.5      108.3
       Group Pension Profits............................................... $ 30.7     $ 37.1     $ 63.0
                                                                            ======     ======     ======

  Fixed Maturity Securities Available For Sale

   At December 31, 2001 and 2000, there were $2.9 million and $2.4 million of fixed maturity securities available for sale in the AEGON Portfolio deemed to have other than temporary impairments in value. In addition, there were no fixed maturity securities at such dates which had been non-income producing for the preceding twelve months.

   At December 31, 2001 and 2000, there were $2.9 million and $2.4 million of problem fixed maturities (as hereafter defined--see Note 5) held in the AEGON Portfolio. In addition, at such dates there were no potential problem fixed maturities held in the AEGON Portfolio. Also, none of the fixed maturity securities held in the AEGON Portfolio at December 31, 2001 and 2000 or prior thereto had been restructured.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table presents the amortized cost and estimated fair value of fixed maturities available for sale held in the AEGON Portfolio, by contractual maturity dates as of December 31, 2001. Periodic payments have been included in the year of final maturity.

                                                            Estimated
                                                  Amortized   Fair
                                                    Cost      Value
                                                  --------- ---------
                                                    ($ in millions)
           Due in one year or less............... $  132.4  $  134.0
           Due after one year through five years.    967.8     993.1
           Due after five years through ten years    126.1     125.6
           Due after ten years...................     26.1      26.9
                                                  --------  --------
           Subtotal..............................  1,252.4   1,279.6
           Mortgage and asset backed securities..    118.8     120.9
                                                  --------  --------
                  Total.......................... $1,371.2  $1,400.5
                                                  ========  ========

   Fixed maturity securities available for sale that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   The percentage of fixed maturities available for sale with a credit quality of Aaa, Aa or A was 75.3% and 72.6% at December 31, 2001 and 2000, respectively. The percentage of fixed maturities available for sale rated Baa was 22.0% and 24.5% at December 31, 2001 and 2000, respectively. The percentage of fixed maturities available for sale that were below Investment Grade was 2.7% and 2.9% at December 31, 2001 and 2000, respectively. There were no fixed maturities available for sale in or near default.

   The net change in unrealized investment gains (losses) represents the only component of other comprehensive income generated by the AEGON Portfolio for the years ended December 31, 2001, 2000, 1999 and prior thereto. The net change in unrealized investment gains (losses) was $31.0 million, $20.6 million and $(77.9) million for the years ended December 31, 2001, 2000 and 1999, respectively (see Note 4).

  Mortgage Loans on Real Estate

   Mortgage loans on real estate in the AEGON Portfolio at December 31, 2001 and 2000, respectively, totaled $26.4 million, net of a valuation allowance of $2.0 million, and $47.5 million net of a valuation allowance of $2.5 million.

   An analysis of the valuation allowances with respect to the AEGON Portfolio for 2001, 2000 and 1999 is as follows:

                                                  For the Year Ended
                                                     December 31,
                                                 -------------------
                                                  2001   2000   1999
                                                 -----  -----  -----
                                                   ($ in millions)
          Balance, beginning of year............ $ 2.5  $ 4.3  $16.0
          Increase (decrease) in allowance......   1.1    0.2   (6.7)
          Reduction due to pay downs and payoffs  (1.6)  (2.0)  (1.0)
          Transfer to real estate...............   0.0    0.0   (4.0)
                                                 -----  -----  -----
          Balance, end of year.................. $ 2.0  $ 2.5  $ 4.3
                                                 =====  =====  =====

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Impaired mortgage loans along with related valuation allowances with respect to the AEGON Portfolio at December 31, 2001, 2000 and 1999 are as follows:

                                                                      For the Year Ended
                                                                         December 31,
                                                                     -------------------
                                                                      2001   2000   1999
                                                                     -----  -----  -----
                                                                       ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
 Loans that have valuation allowances............................... $ 8.0  $19.1  $34.3
 Loans that do not have valuation allowances........................   2.5     --    4.4
                                                                     -----  -----  -----
       Subtotal.....................................................  10.5   19.1   38.7
Valuation allowances................................................  (1.7)  (1.8)  (2.7)
                                                                     -----  -----  -----
Impaired mortgage loans, net of valuation allowances................ $ 8.8  $17.3  $36.0
                                                                     =====  =====  =====

   For the years ended December 31, 2001, 2000, and 1999 approximately $1.1 million, $2.1 million, and $2.9 million, respectively, of interest income on impaired loans with respect to the AEGON Portfolio was earned.

   At December 31, 2001 and 2000 the AEGON Portfolio held restructured mortgage loans of $8.8 million and $15.3 million, respectively. Interest income of $0.9 million, $1.6 million, and $2.9 million was recognized on restructured mortgage loans for the years ended December 31, 2001, 2000, and 1999, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $1.1 million, $1.5 million, and $3.9 million for the years ended December 31, 2001, 2000, and 1999, respectively.

   The following table presents the maturity distribution of mortgage loans held in the AEGON Portfolio as of December 31, 2001:

                                                            December 31, 2001
                                                            ---------------
                                                            Carrying   % of
                                                              Value    Total
                                                            ---------  -----
                                                              ($ in
                                                            millions)
    Due in one year or less................................   $ 0.0      0.0%
    Due after one year through five years..................    17.3     65.5
    Due after five years through ten years.................     9.1     34.5
                                                              -----    -----
           Total...........................................   $26.4    100.0%
                                                              =====    =====

   Total problem, potential problem and restructured commercial mortgages as a percentage of commercial mortgages were 33.3%, 36.4% and 36.6% at December 31, 2001, 2000 and 1999, respectively. Total valuation allowances as a percentage of problem, potential problem and restructured commercial mortgages, at carrying value, before valuation allowances were 16.2%, 9.4% and 7.0% as of December 31, 2001, 2000 and 1999, respectively.

12. Estimated Fair Value of Financial Instruments:

   The estimated fair values of the Company's financial instruments approximate their carrying amounts, except for mortgage loans, long-term debt and investment-type contracts. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturity and Equity Securities

   The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments. Equity securities primarily consist of investments in common stocks and limited partnership interests. The fair value of the Company's investments in common stocks are determined based on quoted market prices, where available. The fair value of the Company's investments in limited partnership interests are based on amounts reported by such partnerships to the Company.

  Mortgage Loans

   The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral. At December 31, 2001 and 2000, the fair value of mortgage loans was $1,880.8 million and $1,746.3 million, respectively.

  Policy Loans

   Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

   The fair value of long-term debt is determined based on contractual cash flows discounted at market rates.

  Separate Account Assets and Liabilities

   The estimated fair value of assets and liabilities held in separate accounts is based on quoted market prices.

  Investment-Type Contracts

   The fair values of annuities are based on estimates of the value of payments available upon full surrender. The carrying value and fair value of annuities at December 31, 2001 were $1,196.8 million and $1,187.6 million, respectively. The carrying value and fair value of annuities at December 31, 2000 were $1,102.5 million and $1,098.7 million, respectively.

13. Reinsurance:

   Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

   The Company has entered into coinsurance agreements with other insurers related to a portion of its extended term insurance, guaranteed interest contract and long-term disability claim liabilities, and reinsures approximately 50% of its block of paid-up life insurance policies.

   The following table summarizes the effect of reinsurance for the years indicated:

                                                                                                      2001     2000     1999
                                                                                                    -------  -------  -------
                                                                                                         ($ in millions)
Direct premiums (includes $67.7, $70.9 and $74.4 of accident and health premiums for 2001, 2000, and 1999, respectively).......................................................................... $ 803.6  $ 806.0  $ 821.4
Reinsurance assumed................................................................................     6.0      5.3      5.0
Reinsurance ceded (includes $(64.3), $(70.4), and $(73.8) of accident and health premiums for 2001,
  2000, and 1999, respectively)....................................................................  (114.4)  (110.8)  (109.4)
                                                                                                    -------  -------  -------
Net premiums....................................................................................... $ 695.2  $ 700.5  $ 717.0
                                                                                                    =======  =======  =======
Universal life and investment type product policy fee income ceded................................. $  25.4  $  23.1  $  14.0
                                                                                                    -------  -------  -------
Policyholders' benefits ceded...................................................................... $ 141.3  $ 107.9  $ 103.9
                                                                                                    =======  =======  =======
Interest credited to policyholders' account balances ceded......................................... $   3.7  $   3.6  $   4.5
                                                                                                    =======  =======  =======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company is primarily liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

14. Debt:

   The Company's debt at December 31, 2001 and 2000 consists of the following:

                                                   2001    2000
                                                  ------  ------
                                                  ($ in millions)
                Short term debt:
                Real estate mortgage encumbrances $   --  $ 52.3
                                                  ------  ------
                Total short term debt............ $   --  $ 52.3
                                                  ======  ======
                Long term debt:
                Surplus notes.................... $  1.9  $  2.0
                Inter-Company Surplus Notes......  215.0   215.0
                                                  ------  ------
                Total long term debt............. $216.9  $217.0
                                                  ======  ======

  Surplus Notes

   On January 12, 2000, MONY Group filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register certain securities. This registration, known as a "Shelf Registration", provides MONY Group with the ability to offer various securities to the public, when it deems appropriate, to raise proceeds up to an amount not to exceed $1.0 billion in the aggregate for all issuances of securities thereunder.

   On March 8, 2000, MONY Group issued $300.0 million principal amount of senior notes (the "$300 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $300 million Senior Notes mature on March 15, 2010 and bears interest at 8.35% per annum. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by MONY Group as discussed below to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and the "11.25% Notes", respectively), which were outstanding at December 31, 1999. In the third quarter of 2000, the Company repurchased another $6.5 million face amount of the 11.25% notes and in the first quarter of 2001, the Company repurchased another $0.1 million face amount of the 11.25% Notes.

   To finance MONY Life's repurchase of the 9.5% Notes and the 11.25% Notes, MONY Group, on March 8, 2000: (i) purchased two surplus notes from MONY Life (hereafter referred to as the "Inter-company Surplus Notes") to replace the 9.5% Notes and the 11.25% Notes, and (ii) contributed capital to MONY Life in the amount of $65 million.

   The Inter-company Surplus Note issued to replace the 9.5% Notes has a par value of $115 million, a coupon rate of interest of 8.65%, and matures on December 31, 2012. The inter-company surplus note issued to replace the 11.25% Notes has a par value of $100 million, a coupon rate of interest of 8.65%, and matures on August 15, 2024. Principal on the Inter-company Surplus Notes is payable at maturity and interest is payable semi-annually.

   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a pre-tax tax loss of $58.1 million ($37.7 million after tax) during 2000. The loss resulted from the premium paid by the Company to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the year ended December 31, 2000.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Real Estate Mortgage Encumbrances

   The Company initially had one mortgage loan on one of its real estate properties. For the years ended December 31, 2001, 2000 and 1999, interest expense on mortgage loans aggregated $1.2 million, $5.3 million, and $5.0 million, respectively.

15. Securities Lending and Concentration of Credit Risk:

  Securities Lending Risk:

   Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2001 and 2000, securities loaned by the Company under this agreement had a fair value of approximately $161.5 million and $160.9 million, respectively. The minimum collateral on securities loaned is 102 percent of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk:

   At December 31, 2001 and 2000, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 1.9% and 1.0%, respectively, of total cash and invested assets.

   The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10.0% or more of the carrying value of the fixed maturity securities at December 31, 2001 are Consumer Goods of $1,225.1 million (17.6%), Non-Government Asset/Mortgage Backed securities of $793.1 million (11.4%), and Public Utilities of $739.8 million (10.6%).

   At December 31, 2000 the industries that comprised 10.0% or more of the carrying value of the fixed maturity securities were Consumer Goods of $1,042.9 million (15.6%), Non-Government Asset/Mortgage-Backed securities of $765.0 million (11.4%), Public Utilities of $760.5 million (11.4%), and other manufacturing of $674.5 million (10.1%).

   The Company held below investment grade fixed maturity securities with a carrying value of $603.1 million at December 31, 2001. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 2000, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $526.0 million.

   The Company has significant investments in commercial and agricultural mortgage loans and real estate (including joint ventures and partnerships). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 2001 and 2000 are as follows:

                                      2001            2000
                                 --------------  --------------
                                         ($ in millions)
               Geographic Region
               Mountain......... $  414.2  20.3% $  430.0  22.0%
               Southeast........    449.1  22.0     420.3  21.3
               Midwest..........    336.2  16.5     322.8  16.4
               West.............    361.6  17.7     340.9  17.3
               Northeast........    274.1  13.4     337.9  17.2
               Southwest........    205.3  10.1     114.8   5.8
                                 -------- -----  -------- -----
                      Total..... $2,040.5 100.0% $1,966.7 100.0%
                                 ======== =====  ======== =====

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The states with the largest concentrations of mortgage loans and real estate investments at December 31, 2001 are: California, $240.0 million (11.8%); Arizona, $201.5 million (9.9%); Texas, $158.1 million (7.8%); New York, $150.0 million (7.4%); Georgia, $147.5 million (7.2%); Washington D.C., $126.5 million (6.2%); and Colorado, $102.7 million (5.0%).

   As of December 31, 2001 and 2000, the real estate and mortgage loan portfolio was also diversified by property type as follows:

                                       2001            2000
                                  --------------  --------------
                                          ($ in millions)
              Property Type
              Office buildings... $  873.3  42.7% $  853.4  43.4%
              Agricultural.......    304.9  15.0     311.3  15.8
              Hotel..............    297.8  14.6     287.6  14.6
              Retail.............    138.8   6.8     147.4   7.5
              Other..............    135.1   6.6     132.9   6.8
              Industrial.........    156.6   7.7     133.6   6.8
              Apartment buildings    134.0   6.6     100.5   5.1
                                  -------- -----  -------- -----
                     Total....... $2,040.5 100.0% $1,966.7 100.0%
                                  ======== =====  ======== =====

16. Commitments and Contingencies:

   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against MONY and MLOA alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting MONY and MLOA from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. MONY and MLOA have answered the complaints in each action (except for one being voluntarily held in abeyance). MONY and MLOA have denied any wrongdoing and have asserted numerous affirmative defenses.

   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al. v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY and MLOA and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, MONY and MLOA filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.

   On October 21, 1997, the New York State Supreme Court granted MONY's and MLOA's motion for summary judgment and dismissed all claims filed in the Goshen case against MONY and MLOA. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. On August 9, 2001, the New York State Appellate Division, First Department, affirmed the ruling limiting the class to New York purchasers. On January 15, 2002, the New York State Court of Appeals granted the plaintiffs' motion for leave to appeal from that decision. MONY and MLOA intend to defend itself vigorously against plaintiffs' appeal and the sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on the Company.

   On November 16, 1999, the MONY Group and MONY Life were served with a complaint in an action entitled Calvin Chatlos, M.D., and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil D. Levin, Superintendent, New York Department of Insurance, filed in the United States District Court for the Southern District of New York. The action purports to be brought as a class action on behalf of all individuals who had an ownership interest in one or more in force life insurance policies issued by MONY Life as of November 16, 1998. The complaint alleges that (i) the New York Superintendent of Insurance, Neil D. Levin, violated Section 7312 of the New York Insurance Law by approving the Plan of Demutualization, which plaintiffs claim was not fair and adequate, primarily because it allegedly failed to provide for sufficient assets for the mechanism established under the plan to preserve reasonable dividend expectations of the closed block, and (ii) MONY Life violated Section 7312 by failing to develop and submit to the New York Superintendent a plan of demutualization that was fair and adequate. The plaintiffs seek equitable relief in the form of an order vacating and/or modifying the New York Superintendent's order approving the Plan of Demutualization and/or directing the New York Superintendent to order MONY Life to increase the assets in the closed block, as well as unspecified monetary damages, attorneys' fees and other relief.

   In early January 2000, the MONY Group, MONY Life and the New York Superintendent wrote to the District Court seeking a pre-motion conference preliminary to the filing of a motion to dismiss the federal complaint on jurisdictional, federal abstention and timeliness grounds and for failure to state a claim. Following receipt of those letters, plaintiffs' counsel offered voluntarily to dismiss their complaint, and a stipulation and order to that effect was thereafter filed and approved by the court.

   On March 27, 2000, plaintiffs filed a new action in New York State Supreme Court bearing the same caption and naming the same defendants as the previously filed federal action. The state court complaint differs from the complaint previously filed in federal court in two primary respects. First, it no longer asserts a claim for damages against the New York Superintendent, nor does its prayer for relief seek entry of an order vacating or modifying the New York Superintendent's decision or requiring the New York Superintendent to direct MONY Life to place additional assets into the closed block. Rather, it seeks an accounting and an order from the Court directing MONY Life to transfer additional assets to the closed block.

   Second, the new complaint contains claims for breach of contract and fiduciary duty, as well as new allegations regarding the adequacy of the disclosures contained in the Policyholder Information Booklet distributed to policyholders soliciting their approval of the plan of demutualization (which plaintiffs claim violated both the New York Insurance Law and MONY Life's fiduciary duties).

   In order to challenge successfully the New York Superintendent's approval of the plan, plaintiffs would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by an error of law or not supported by substantial evidence. In addition, Section 7312 provides that MONY Life may ask the court to require the challenging party to give security for the reasonable expenses, including attorneys' fees, which may be incurred by MONY Life or the New York Superintendent or for which MONY Life may become liable, to which security MONY Life shall have recourse in such amount as the court shall determine upon the termination of the action.

   The MONY Group, MONY Life and the New York Superintendent moved to dismiss the state court complaint in its entirety on a variety of grounds. On April 20, 2001, the New York Supreme Court granted both motions and dismissed all claims against the MONY Group, MONY Life and the New York Superintendent. On June 29, 2001, plaintiffs filed a Notice of Appeal with the New York Appellate Division, appealing the dismissal of the claims against the MONY Group, MONY Life and the New York

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

Superintendent. MONY Group and MONY Life intend to defend themselves vigorously against plaintiffs' appeal. There can be no assurance, however, that the present litigation will not have a material adverse effect on the Company.

   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involve demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's statutory surplus or results of operations.

   At December 31, 2001, the Company had commitments to fund the following:
$113.3 million of equity partnership investments, $8.0 million private fixed maturity with an interest rate of 10%, $9.4 million of fixed rate agricultural loans with periodic interest rate reset dates with initial rates ranging from 6.25% to 7.45%, $191.2 million fixed and floating rate commercial mortgages with interest rates ranging from 4.53% to 8.27% and $7.5 million of mezzanine financing with pay rates ranging from 9.0% to 10.0%.

   In addition, the Company maintains a syndicated credit facility with domestic banks aggregating $150.0 million, with a scheduled renewal date in June 2002. In accordance with certain covenants of the facilities, the Company is required to maintain a certain statutory tangible net worth and debt to capitalization ratio. The purpose of this facility is to provide additional liquidity for any unanticipated short-term cash needs the Company might experience and also to serve as support for the Company's $150.0 million commercial paper program which was activated in the third quarter of 2000. The Company has complied with all covenants of the facilities, has not borrowed against these lines of credit since their inception, and does not have any commercial paper outstanding as of September 30, 2001.

   The Company has entered into various operating lease agreements for office space, furniture and equipment. These leases have remaining non-cancelable lease terms in excess of one year. Total rental expense for these operating leases amounted to $24.5 million in 2001, $29.7 million in 2000, and $29.6 million in 1999. The future minimum rental obligations for the next five years and thereafter under these leases are: $34.1 million for 2002, $31.2 million for 2003, $27.4 million for 2004, $24.6 million for 2005, $22.3 million for 2006, and $127.9 million for the years thereafter.

   In 1988, the Company financed one of its real estate properties under a sale/leaseback arrangement with the proceeds received from the sale, amortized into income over the life of the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.6 million in 2002, $7.7 million in 2003, $7.9 million in 2004, $8.0 million in 2005, $8.2 million for 2006 and $16.9 million for 2007 and thereafter. The Company has the option to renew the lease at the end of the lease term.

17. Statutory Financial Information and Regulatory Risk-Based Capital:

   The statutory net income reported by the Company for the years ended
December 31, 2001, 2000, and 1999 was $33.4 million, $235.4 million, and $151.0 million, respectively. The combined statutory surplus of the Company as of December 31, 2001 and 2000 was $917.4 million and $1,154.8 million, respectively. Each of the Company's insurance subsidiaries exceeds the minimum risk based capital requirements imposed by such subsidiaries' state of domicile.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

18. Closed Block--Summary Financial Information:

   Summarized financial information of the Closed Block as of and for the years ended December 31, 2001 and 2000 is presented below.

                                                             December 31, December 31,
                                                                 2001         2000
                                                             ------------ ------------
                                                                  ($ in millions)
Assets:
Fixed Maturities:
  Available for sale, at estimated fair value (amortized
   cost, $3,780.9 and $3,535.8).............................   $3,868.9     $3,543.1
Mortgage loans on real estate...............................      622.1        566.0
Other invested assets.......................................        6.2          0.7
Policy loans................................................    1,144.3      1,183.9
Cash and cash equivalents...................................       56.2        167.8
Premiums receivable.........................................       12.5         13.6
Deferred policy acquisition costs...........................      500.6        552.6
Other assets................................................      219.3        223.5
                                                               --------     --------
       Total Closed Block assets............................   $6,430.1     $6,251.2
                                                               ========     ========
Liabilities:
Future policy benefits......................................   $6,869.8     $6,826.8
Policyholders' account balances.............................      292.9        293.3
Other policyholders' liabilities............................      162.2        173.5
Other liabilities...........................................      163.9         22.2
                                                               --------     --------
       Total Closed Block liabilities.......................   $7,488.8     $7,315.8
                                                               ========     ========

                                                             For the year ended December 31,
                                                             -------------------------------
                                                               2001         2000       1999
                                                             ---------    --------   --------
                                                                   ($ in millions)
Revenues:
Premiums.................................................... $   551.4    $  582.4   $  620.8
Net investment income.......................................     397.6       395.7      375.1
Net realized gains (losses) on investments..................       6.0        (7.0)       2.9
Other Income................................................       2.4         2.2        1.4
                                                             ---------    --------   --------
       Total revenues.......................................     957.4       973.3    1,000.2
                                                             ---------    --------   --------
Benefits and Expenses:
Benefits to policyholders...................................     606.9       620.9      640.1
Interest credited to policyholders' account balances........       8.9         8.8        8.9
Amortization of deferred policy acquisition costs...........      59.4        60.4       67.5
Dividends to policyholders..................................     233.1       232.9      228.8
Other operating costs and expenses..........................       7.0         7.5       10.1
                                                             ---------    --------   --------
       Total benefits and expenses..........................     915.3       930.5      955.4
                                                             ---------    --------   --------
       Contribution from the Closed Block................... $    42.1    $   42.8   $   44.8
                                                             =========    ========   ========

   The carrying value of the Closed Block fixed maturity securities at December 31, 2001 and 2000 is net of adjustments for impairment of $10.9 million and $12.5 million, respectively.

   At December 31, 2001 and 2000, there were $0.0 million and $1.4 million of fixed maturities which have been non-income producing for the twelve months preceding such dates.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   At December 31, 2001 and 2000, there were problem fixed maturities of $6.5 million and $11.8 million, respectively. At December 31, 2001 and 2000, there were potential problem fixed maturity securities of $3.2 million and $5.9 million, respectively. There were no fixed maturities which were restructured at December 31, 2001 and 2000.

   The amortized cost and estimated fair value of fixed maturity securities in the Closed Block, by contractual maturity dates, excluding scheduled sinking funds, as of December 31, 2001 are as follows:

                                                            Estimated
                                                  Amortized   Fair
                                                    Cost      Value
                                                  --------- ---------
                                                    ($ in millions)
           Due in one year or less............... $  226.5  $  232.8
           Due after one year through five years.  1,237.5   1,288.5
           Due after five years through ten years  1,330.9   1,358.2
           Due after ten years...................    474.6     472.1
                                                  --------  --------
                  Subtotal.......................  3,269.5   3,351.6
           Mortgage and asset-backed securities..    511.4     517.3
                                                  --------  --------
                                                  $3,780.9  $3,868.9
                                                  ========  ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Mortgage loans on real estate in the Closed Block at December 31, 2001 and 2000 consist of the following:

                                                       2001    2000
                                                      ------  ------
                                                      ($ in millions)
          Commercial mortgage loans.................. $594.2  $529.7
          Agricultural and other loans...............   40.2    51.1
                                                      ------  ------
                 Subtotal............................  634.4   580.8
          Less: valuation allowances.................  (12.3)  (14.8)
                                                      ------  ------
          Mortgage loans, net of valuation allowances $622.1  $566.0
                                                      ======  ======

   An analysis of the valuation allowances for the years ended December 31, 2001 and 2000 is as follows:

                                                      2001    2000
                                                     -----   -----
                                                     ($ in millions)
              Beginning balance..................... $14.8   $14.3
              (Decrease)/Increase in allowance......  (2.4)    0.6
              Reduction due to pay downs and payoffs  (0.1)   (0.1)
                                                     -----   -----
              Valuation Allowance................... $12.3   $14.8
                                                     =====   =====

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Impaired mortgage loans along with related valuation allowances as of December 31, 2001 and 2000 were as follows:

                                                                      2001    2000
                                                                     ------  ------
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
Loans that have valuation allowances................................ $ 64.3  $ 71.9
Loans that do not have valuation allowances.........................   35.5    20.7
                                                                     ------  ------
       Subtotal.....................................................   99.8    92.6
Valuation allowances................................................  (13.5)  (16.1)
                                                                     ------  ------
Impaired mortgage loans, net of valuation allowances................ $ 86.3  $ 76.5
                                                                     ======  ======

   For the year ended December 31, 2001, the Closed Block recognized $8.4 million of interest income on impaired loans. For the year ended December 31, 2000 the Closed Block recognized $7.9 million of interest income on impaired loans.

   At December 31, 2001 and 2000, there were no mortgage loans in the Closed Block which were non-income producing for the twelve months preceding such dates.

   At December 31, 2001 and 2000, the Closed Block had restructured mortgage loans of $12.2 million and $17.0 million, respectively. Interest income of $0.9 million and $1.4 million was recognized on such loans for the year ended December 31, 2001 and 2000, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $1.3 million and $1.9 million for the respective periods.

   The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein were excluded from and, accordingly, are not funded in the Closed Block. These expenses are reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses are reported in the separate line items to which they apply based on the nature of such expenses. Federal income taxes applicable to the Closed Block, which are funded in the Closed Block, are reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block are disproportionate to the level of business outside the Closed Block.

19. Reorganization and Other Charges:

   During 2001, the Company recorded charges aggregating approximately $144.4 million on a pre-tax basis. Of this amount approximately $56.8 million represented "Reorganization Charges" taken in connection with the Company's previously announced reorganization of certain of its businesses and $87.6 million represented "Other Charges" unrelated to the Company's reorganization activities. The Reorganization Charges consisted of: (i) severance and related benefits resulting from headcount reductions in the Company's home office and career agency system, (ii) losses from abandonment of certain leased offices and equipment, (iii) the write-off of deferred acquisition costs as a result of the decision to exit certain international markets and lines of business, and
(iv) certain other charges. The Other Charges consisted of: (i) impairments of certain invested assets and valuation related write-downs of private equity securities held in the Company's equity method venture capital portfolio, (ii) the write-off of a deferred sales charges in the Company's mutual fund business to reflect revised estimates of recoverability which are principally due to the decline in the value of the Company's internet funds, (iii) write-downs of certain information technology assets, and (iv) other miscellaneous items.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table summarizes the components of the Company's
Reorganization Charges and Other Charges, respectively:

                                                                           Net
                                                                         Realized
                                                               Operating  Losses  Total
                                                               --------- -------- ------
Reorganization Charges:
Severance benefits and incentive compensation.................  $ 22.8    $  --   $ 22.8
Leased offices and equipment..................................     8.7       --      8.7
Deferred policy acquisition costs.............................    17.0       --     17.0
Other.........................................................     8.3       --      8.3
                                                                ------    -----   ------
       Subtotal--Reorganization Charges.......................    56.8       --     56.8
Other Charges:
Asset Impairments and Valuation Related Write-downs...........    29.9     20.1     50.0
Deferred Sales Charges........................................     7.0       --      7.0
Information technology assets.................................     9.4       --      9.4
Other.........................................................    21.2       --     21.2
                                                                ------    -----   ------
       Subtotal--Other Charges................................    67.5     20.1     87.6
                                                                ------    -----   ------
       Total--Reorganization and Other Charges before tax.....  $124.3    $20.1   $144.4
                                                                ======    =====   ======
       Total--Reorganization and Other Charges after tax......  $ 80.8    $13.1   $ 93.9
                                                                ======    =====   ======

   All of the components of the Reorganization Charges reflected above, except $17.0 million related to deferred policy acquisition costs and $5.3 million related to investment expenses, are included in "Other Operating Costs and Expenses" in the Company's consolidated income statement for the year ended December 31, 2001. None of the Reorganization Charges reflected in the table above have been allocated to the Company's segments. All such charges are included as reconciling items of the segments to the Company's consolidated income statement for the year ended December 31, 2001.

   The following table indicates the line items in the Company's consolidated and segmented income statements for the year ended December 31, 2001 that the Other Charges in the table above are reflected in. In addition, all of the reorganization charges are reflected in reconciling in the table as discussed above.

                                                  Protection Accumulation Other Reconciling Total
                                                  ---------- ------------ ----- ----------- ------
Premiums.........................................   $ 1.0       $  --     $ --     $  --    $  1.0
Net investment income............................    20.3         3.8      3.3       5.3      32.7
Group pension profit.............................     2.5                   --        --       2.5
Benefits to policyholders........................     1.8         3.9       --        --       5.7
Amortization of deferred policy acquisition costs      --         2.0       --      17.0      19.0
Other operating costs and expenses...............    17.6        10.3      1.0      34.5      63.4
                                                    -----       -----     ----     -----    ------
Total Other Operating Charges....................    43.2        20.0      4.3      56.8     124.3
Net realized losses on investments...............    14.9         2.8      2.4        --      20.1
                                                    -----       -----     ----     -----    ------
       Total Other Charges.......................   $58.1       $22.8     $6.7     $56.8    $144.4
                                                    =====       =====     ====     =====    ======

   Of the reorganization charges recorded, approximately $19.0 million meet the definition of "restructuring charges" as defined by Emerging Issues Task Force Consensus 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". At December 31, 2001 a liability for $12.8 million is included in Accounts payable and other liabilities in the Company's consolidated balance sheet.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

20. Implications of the Events of September 11th :

   The terrorist events of September 11th had no material effect on the Company's financial position at December 31, 2001 or its results of operations for the year then ended. The net effect of life insurance claims relating to the incident (after reinsurance and the release of related policy reserves) aggregated approximately $3.9 million pre-tax. In addition, the Company incurred damages from the interruption of certain of its business operations. These damages principally consist of: (i) lost revenues at MSC and Enterprise resulting from the close of the New York securities markets, (ii) the temporary closing of the Company's New York corporate offices, and (iii) lost revenues resulting from the volatility of the securities markets and consumer uncertainty with respect to equity based products in the aftermath of September 11th. To date, no determination has been made with respect to the Company's ability to recover the aforementioned damages under its insurance coverages.

                                  Appendix A

                         DEATH BENEFIT PERCENTAGE FOR
                  GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Attained Age                                                      Death Benefit
------------                                                      -------------
40 and Under.....................................................      250%
41...............................................................      243
42...............................................................      236
43...............................................................      229
44...............................................................      222
45...............................................................      215
46...............................................................      209
47...............................................................      203
48...............................................................      197
49...............................................................      191
50...............................................................      185
51...............................................................      178
52...............................................................      171
53...............................................................      164
54...............................................................      157
55...............................................................      150
56...............................................................      146
57...............................................................      142
58...............................................................      138
59...............................................................      134
60...............................................................      130
61...............................................................      128
62...............................................................      126
63...............................................................      124
64...............................................................      122
65...............................................................      120
66...............................................................      119
67...............................................................      118
68...............................................................      117
69...............................................................      116
70...............................................................      115
71...............................................................      113
72...............................................................      111
73...............................................................      109
74...............................................................      107
75-90............................................................      105
91...............................................................      104
92...............................................................      103
93...............................................................      102
94...............................................................      101
95...............................................................      100

                                  Appendix B

                    ALTERNATE DEATH BENEFIT PERCENTAGE FOR
                  GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Attained Age                                                 Applicable Percentage
------------                                                 ---------------------
40 and Under................................................          250%
41..........................................................          243
42..........................................................          236
43..........................................................          229
44..........................................................          222
45..........................................................          215
46..........................................................          209
47..........................................................          203
48..........................................................          197
49..........................................................          191
50..........................................................          185
51..........................................................          178
52..........................................................          211
53..........................................................          210
54..........................................................          208
55..........................................................          206
56..........................................................          204
57..........................................................          203
58..........................................................          202
59..........................................................          203
60..........................................................          204
61..........................................................          205
62..........................................................          206
63..........................................................          207
64..........................................................          208
65..........................................................          209
66..........................................................          210
67..........................................................          211
68..........................................................          212
69..........................................................          213
70..........................................................          214
71..........................................................          215
72..........................................................          216
73..........................................................          217
74..........................................................          218
75..........................................................          214
76..........................................................          207
77..........................................................          199
78..........................................................          192
79..........................................................          186
80..........................................................          180
81..........................................................          174
82..........................................................          169
83..........................................................          164
84..........................................................          159
85..........................................................          145
86..........................................................          133

Attained Age                                                 Applicable Percentage
------------                                                 ---------------------
87..........................................................          120
88..........................................................          105
89..........................................................          105
90..........................................................          105
91..........................................................          104
92..........................................................          103
93..........................................................          102
94..........................................................          101
95..........................................................          100

                                  Appendix C

                         DEATH BENEFIT PERCENTAGE FOR
                         CASH VALUE ACCUMULATION TEST

                                     MALE

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
18.................................        728.68%               590.77%
19.................................        707.62                574.17
20.................................        687.37                558.07
21.................................        667.46                542.22
22.................................        647.92                526.63
23.................................        628.74                511.31
24.................................        609.54                496.26
25.................................        590.76                481.26
26.................................        572.38                466.56
27.................................        554.10                451.96
28.................................        536.27                437.70
29.................................        518.88                423.75
30.................................        501.92                410.14
31.................................        485.40                397.00
32.................................        469.31                384.18
33.................................        453.85                371.79
34.................................        438.80                359.81
35.................................        424.14                348.23
36.................................        410.04                337.03
37.................................        396.46                326.18
38.................................        383.38                315.76
39.................................        370.76                305.81
40.................................        358.57                296.22
41.................................        346.81                287.04
42.................................        335.54                278.22
43.................................        324.63                269.81
44.................................        314.16                261.75
45.................................        304.09                254.03
46.................................        294.39                246.61
47.................................        285.04                239.50
48.................................        276.02                232.68
49.................................        267.36                226.16
50.................................        259.04                219.90
51.................................        251.02                213.88
52.................................        243.33                208.11
53.................................        235.94                202.60
54.................................        228.86                197.34
55.................................        222.06                192.33
56.................................        215.56                187.55
57.................................        209.33                182.99
58.................................        203.37                178.63
59.................................        197.66                174.46
60.................................        192.20                170.45
61.................................        186.98                166.61

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
62.................................        181.99%               162.94%
63.................................        177.22                159.45
64.................................        172.68                156.13
65.................................        168.35                152.99
66.................................        164.24                150.02
67.................................        160.33                147.20
68.................................        156.60                144.52
69.................................        153.06                141.95
70.................................        149.67                139.49
71.................................        146.45                137.14
72.................................        143.43                134.90
73.................................        140.55                132.78
74.................................        137.83                130.79
75.................................        135.30                128.92
76.................................        132.92                127.18
77.................................        130.69                125.56
78.................................        128.59                124.03
79.................................        126.59                122.59
80.................................        124.70                121.20
81.................................        122.89                119.86
82.................................        121.17                118.59
83.................................        119.55                117.37
84.................................        118.03                116.23
85.................................        116.60                115.14
86.................................        115.26                114.11
87.................................        113.97                113.09
88.................................        112.72                112.05
89.................................        111.47                111.00
90.................................        110.17                109.86
91.................................        108.76                108.59
92.................................        107.18                107.09
93.................................        105.31                105.27
94.................................        103.00                102.99
95.................................        100.00                100.00

                                  Appendix D

                         DEATH BENEFIT PERCENTAGE FOR
                         CASH VALUE ACCUMULATION TEST

                                    FEMALE

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
18.................................        834.33%               734.20%
19.................................        807.96                710.85
20.................................        782.15                688.01
21.................................        756.99                666.21
22.................................        733.03                644.93
23.................................        709.65                624.17
24.................................        686.84                603.93
25.................................        664.60                584.56
26.................................        642.93                565.67
27.................................        621.82                547.24
28.................................        601.64                529.58
29.................................        581.97                512.35
30.................................        562.81                495.56
31.................................        544.16                479.44
32.................................        526.29                463.72
33.................................        508.89                448.60
34.................................        491.95                434.04
35.................................        475.69                420.02
36.................................        459.86                406.34
37.................................        444.65                393.15
38.................................        430.01                380.55
39.................................        415.92                368.49
40.................................        402.34                356.94
41.................................        389.25                345.85
42.................................        376.74                335.30
43.................................        364.65                325.13
44.................................        353.07                315.41
45.................................        341.85                306.10
46.................................        331.09                297.10
47.................................        320.73                288.44
48.................................        310.68                280.11
49.................................        300.99                272.07
50.................................        291.71                264.37
51.................................        282.75                256.96
52.................................        274.14                249.83
53.................................        265.85                242.95
54.................................        257.86                236.34
55.................................        250.15                229.97
56.................................        242.74                223.86
57.................................        235.60                217.95
58.................................        228.71                212.21
59.................................        222.05                206.64
60.................................        215.61                201.22

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
61.................................        209.36                195.96
62.................................        203.34                190.86
63.................................        197.56                185.95
64.................................        192.00                181.25
65.................................        186.70                176.77
66.................................        181.65                172.48
67.................................        176.83                168.37
68.................................        172.20                164.42
69.................................        167.73                160.60
70.................................        163.41                156.89
71.................................        159.25                153.30
72.................................        155.27                149.84
73.................................        151.47                146.54
74.................................        147.87                143.42
75.................................        144.48                140.48
76.................................        141.28                137.72
77.................................        138.27                135.12
78.................................        135.43                132.65
79.................................        132.74                130.32
80.................................        130.18                128.09
81.................................        127.75                125.96
82.................................        125.46                123.93
83.................................        123.30                122.01
84.................................        121.27                120.20
85.................................        119.37                118.50
86.................................        117.58                116.89
87.................................        115.88                115.36
88.................................        114.25                113.87
89.................................        112.64                112.39
90.................................        111.03                110.86
91.................................        109.35                109.25
92.................................        107.54                107.49
93.................................        105.49                105.47
94.................................        103.05                103.05
95.................................        100.00                100.00

                                  Appendix E

                    ALTERNATE DEATH BENEFIT PERCENTAGE FOR
                         CASH VALUE ACCUMULATION TEST

                                     MALE

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
18.................................        728.68%               590.77%
19.................................        707.62                574.17
20.................................        687.37                558.07
21.................................        667.46                542.22
22.................................        647.92                526.63
23.................................        628.74                511.31
24.................................        609.54                496.26
25.................................        590.76                481.26
26.................................        572.38                466.56
27.................................        554.10                451.96
28.................................        536.27                437.70
29.................................        518.88                423.75
30.................................        501.92                410.14
31.................................        485.40                397.00
32.................................        469.31                384.18
33.................................        453.85                371.79
34.................................        438.80                359.81
35.................................        424.14                348.23
36.................................        410.04                337.03
37.................................        396.46                326.18
38.................................        383.38                315.76
39.................................        370.76                305.81
40.................................        358.57                296.22
41.................................        346.81                287.04
42.................................        335.54                278.22
43.................................        324.63                269.81
44.................................        314.16                261.75
45.................................        304.09                254.03
46.................................        294.39                246.61
47.................................        285.04                239.50
48.................................        276.02                232.68
49.................................        267.36                226.16
50.................................        259.04                219.90
51.................................        251.02                213.88
52.................................        247.00                211.25
53.................................        244.00                209.53
54.................................        241.00                207.81
55.................................        238.00                206.14
56.................................        235.00                204.47
57.................................        232.00                202.80
58.................................        230.00                202.03
59.................................        230.00                203.00
60.................................        230.00                203.98
61.................................        230.00                204.95

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
62.................................        230.00                205.93
63.................................        230.00                206.95
64.................................        230.00                207.96
65.................................        230.00                209.01
66.................................        230.00                210.08
67.................................        230.00                211.17
68.................................        230.00                212.25
69.................................        230.00                213.31
70.................................        230.00                214.36
71.................................        230.00                215.38
72.................................        230.00                216.32
73.................................        230.00                217.29
74.................................        230.00                218.24
75.................................        221.89                211.43
76.................................        214.00                204.76
77.................................        205.18                197.13
78.................................        196.74                189.77
79.................................        189.89                183.88
80.................................        183.31                178.16
81.................................        176.96                172.61
82.................................        170.85                167.21
83.................................        164.98                161.98
84.................................        159.34                156.91
85.................................        145.75                143.93
86.................................        132.55                131.22
87.................................        119.67                118.74
88.................................        112.72                112.05
89.................................        111.47                111.00
90.................................        110.17                109.86
91.................................        108.76                108.59
92.................................        107.18                107.09
93.................................        105.31                105.27
94.................................        103.00                102.99
95.................................        100.00                100.00

                                  Appendix F

                    ALTERNATE DEATH BENEFIT PERCENTAGE FOR
                         CASH VALUE ACCUMULATION TEST

                                    FEMALE

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
18.................................        834.33%               734.20%
19.................................        807.96                710.85
20.................................        782.15                688.01
21.................................        756.99                666.21
22.................................        733.03                644.93
23.................................        709.65                624.17
24.................................        686.84                603.93
25.................................        664.60                584.56
26.................................        642.93                565.67
27.................................        621.82                547.24
28.................................        601.64                529.58
29.................................        581.97                512.35
30.................................        562.81                495.56
31.................................        544.16                479.44
32.................................        526.29                463.72
33.................................        508.89                448.60
34.................................        491.95                434.04
35.................................        475.69                420.02
36.................................        459.86                406.34
37.................................        444.65                393.15
38.................................        430.01                380.55
39.................................        415.92                368.49
40.................................        402.34                356.94
41.................................        389.25                345.85
42.................................        376.74                335.30
43.................................        364.65                325.13
44.................................        353.07                315.41
45.................................        341.85                306.10
46.................................        331.09                297.10
47.................................        320.73                288.44
48.................................        310.68                280.11
49.................................        300.99                272.07
50.................................        291.71                264.37
51.................................        282.75                256.96
52.................................        278.27                253.60
53.................................        274.93                251.25
54.................................        271.54                248.87
55.................................        268.10                246.47
56.................................        264.63                244.05
57.................................        261.11                241.54
58.................................        258.66                240.00
59.................................        258.39                240.05
60.................................        258.02                240.80
61.................................        257.53                241.05

                                    Applicable Percentage Applicable Percentage
Attained Age                             Non-Smoker              Smoker
------------                        --------------------- ---------------------
62.................................        256.99                241.22
63.................................        256.40                241.34
64.................................        255.74                241.41
65.................................        255.07                241.50
66.................................        254.38                241.53
67.................................        253.67                241.53
68.................................        252.90                241.48
69.................................        252.06                241.33
70.................................        251.12                241.10
71.................................        250.12                240.76
72.................................        248.99                240.27
73.................................        247.88                239.81
74.................................        246.75                239.32
75.................................        236.94                230.39
76.................................        227.46                221.72
77.................................        217.08                212.13
78.................................        207.21                202.96
79.................................        199.11                195.47
80.................................        191.37                188.29
81.................................        183.97                181.38
82.................................        176.90                174.74
83.................................        170.15                168.37
84.................................        163.72                162.26
85.................................        149.21                148.13
86.................................        135.22                134.43
87.................................        121.68                121.13
88.................................        114.25                113.87
89.................................        112.64                112.39
90.................................        111.03                110.86
91.................................        109.35                109.25
92.................................        107.54                107.49
93.................................        105.49                105.47
94.................................        103.05                103.05
95.................................        100.00                100.00

                                  Appendix G

              ILLUSTRATIONS OF DEATH PROCEEDS, ACCOUNT VALUES AND
                  SURRENDER VALUES, AND ACCUMULATED PREMIUMS

   The following tables illustrate how the key financial elements of the Policy work, specifically, how the Death Proceeds and Surrender Values can vary over an extended period of time. In addition, each table compares these values with premium paid accumulated with interest.

   The Policies illustrated include the following:

                                                   Def. of   Death             Target
                                                  Life Ins. Benefit Specified   Death    See
Sex  Age Underwriting Method        Smoker          Test    Option   Amount    Benefit  Pages
---- --- ------------------- -------------------- --------- ------- --------- --------- -----
Male 45   Medical Issue      Preferred Non-Smoker   CVAT       1    1,000,000 1,000,000 G-7
Male 45   Medical Issue      Preferred Non-Smoker   CVAT       2    1,000,000 1,000,000 G-9
Male 45   Medical Issue      Preferred Non-Smoker   GPT        1    1,000,000 1,000,000 G-11
Male 45   Medical Issue      Preferred Non-Smoker   GPT        2    1,000,000 1,000,000 G-13
Male 45   Guaranteed Issue   Non-Smoker             CVAT       1    1,000,000 1,000,000 G-15
Male 45   Guaranteed Issue   Non-Smoker             CVAT       2    1,000,000 1,000,000 G-17
Male 45   Guaranteed Issue   Non-Smoker             GPT        1    1,000,000 1,000,000 G-19
Male 45   Guaranteed Issue   Non-Smoker             GPT        2    1,000,000 1,000,000 G-21

   The tables show how Death Proceeds and Surrender Values of a hypothetical Policy could vary over an extended period of time if the Subaccounts of the Variable Account had constant hypothetical gross annual investment returns of 0% or 12% over the periods indicated in each table. The values will differ from those shown in the tables if the annual investment returns are not absolutely constant. That is, the Death Proceeds and Surrender Values will be different if the returns averaged 0% or 12% over a period of years but went above or below those figures in individual Policy years. These illustrations assume that no Policy Loan has been taken. The amounts shown would differ if unisex rates were used.

   The fourth column of each table shows what would happen if an amount equal to the premiums (shown in the third column) were invested to earn interest, after taxes, of 5% compounded annually. All premium payments are illustrated as if they were made at the beginning of the year.

   The amounts shown for Death Proceeds and Surrender Values sections reflect the fact that the net investment return on the Policy is lower than the gross investment return on the Subaccounts of the Variable Account. This results from the charges levied, including the premium loads, administrative charges, mortality and expense risk charges, and Sales Charges. The difference between the Account Value and the Surrender Value in the first three years is the refund of Sales Charges. Account Value is not shown in the accompanying tables.

   The tables illustrate cost of insurance and expense charges at both current rates (which are described under Cost of Insurance) and at the maximum rates guaranteed in the Policies. The amounts shown at the end of the Policy year reflect a daily charge against the Portfolios. These charges include the charge to Portfolio assets for investment management and direct expenses. The initial mortality and expense risk charge is .60% annually on a guaranteed basis; illustrations showing current rates reflect a mortality and expense risk charge of .30% annually beginning after the tenth Policy Anniversary; and illustrations showing guaranteed rates reflect a mortality and expense risk charge of .45% annually beginning on and after the tenth Policy Anniversary.

   Since the Company is unable to predict how a particular Policy owner will allocate net premium payments and cash values among the available Subaccounts, the Company has assumed that the daily investment advisory fee and other expenses of the hypothetical portfolio was deducted at a rate equivalent to 0.76% of the aggregate average daily net assets of the Portfolio. This hypothetical rate is representative of the average maximum investment advisory fee and other expenses of the Portfolios applicable to the Subaccounts of the Variable Account. Of course, the investment advisory fee and other expenses actually incurred will depend upon the Policy owner's choice of Subaccounts. Actual fees and other expenses vary by Portfolio and may be subject to agreements by the sponsor to waive or otherwise reimburse each Portfolio for operating expenses which exceed certain limits. For a detailed description of actual expenses and expense reimbursements, see "Fees and Expenses of the Fund". There can be no assurance that the expense reimbursement arrangements will continue in the future, and any unreimbursed expenses would be reflected in the values included in the tables.

   The effect of these investment management and direct expenses on a 0% gross rate of return would result in a net rate of return of 0.76%, and on 12% it would be 11.24%.

   The tables assume the deduction of charges including administrative and sale charges. For each age, there are tables using current and guaranteed policy cost factors. The tables reflect the fact that the Company does not currently make any charge against the Variable Account for state or federal taxes. If such a charge is made in the future, it will take a higher rate of return to produce after-tax returns of 0% and 12%.

   The Company will furnish, upon request, a comparable illustration based on the age and the sex of the proposed insured, underwriting and premium class assumptions and an initial Specified Amount, Target Death Benefit and Schedule Premium Payments of the applicant's choice. In addition, the individual chosen Definition of Life Insurance Test will be illustrated. If a Policy is purchased, an individualized illustration will be delivered reflecting the Schedule Premium Payment chosen and the Insured's actual risk class. After issuance, the Company will provide, upon request, an illustration of future Policy benefits based on both guaranteed and current cost factor assumptions and actual Account Value.

   This page, beginning with the next paragraph, pages G-3, G-4 and G-5 to the section headed "Additional Riders and Benefits Included in This Proposal", will precede each of the flexible premium variable life to age 95 compliance reports statements and page G-5 from and after the section headed "Additional Riders and Benefits Included in This Proposal" and concluding on page G-6 will follow each of the flexible premium variable life to age 95 compliance reports statements which begin on page G-7.

   The Corporate Sponsored Variable Universal Life is a flexible premium variable life insurance policy which provides insurance to maturity age 95. The initial premium is due on or before delivery of the policy. You can choose the amount and frequency of premium payments within certain limits.

   The Death Proceeds, Account Value and Surrender Value under CSVUL Flexible Premium Variable Life Insurance may vary up and down to reflect the investment experience of the subaccounts of the Separate Account and are based on hypothetical investments return assumptions. Each illustration assumes that the combination of the amounts allocated by a policyowner to the subaccounts experienced hypothetical gross rate of investment return equivalent to 0% and any other rate specified to a maximum of 12%.

   Subject to the terms of the policy, the policyowner may select and change the death benefit Option. So long as the Policy remains in force, the death benefit under either Option will never be less than the Specified Amount of the Policy. Under Option 1, the death benefit will be equal to the Specified Amount of the Policy or, if greater, the Cash Value on the date of death multiplied by a Death Benefit Percentage. Under Option 2, the death benefit will be equal to the Specified Amount of the Policy plus the Account Value on the date of death or, if greater, the Cash Value on the date of death multiplied by a Death Benefit Percentage.

   These illustrations of Death Proceeds, Account Value and Surrender Value are designed to show the way in which variable life insurance operates. The hypothetical returns are not intended as estimates of the future performance of any subaccounts. MONY Life Insurance Company is not able to predict the future performance of the subaccounts.

   The values of each subaccount may vary up and down and the policyowner may vary how premiums and cash values are allocated among the subaccounts. Illustrations are based on assumed allocations and hypothetical rates of return and reflect both guaranteed and non-guaranteed charges, fees and deductions. These assumptions are made for illustrative purposes only and actual performance may differ from what is shown.

   Death Proceeds, Account Value and Surrender Value under the policy are discussed in the prospectus and in your policy. The amounts for the Death Proceeds, Account Value and Surrender Value are as of the end of the policy year and take into consideration the charges and expenses assessed by the policy as well as those assessed by the underlying funds.

   The daily charge for investment advisory services and other costs and expenses of operating the underlying Fund Portfolio varies by subaccount and ranges from 0.17% to 2.12% on an annualized basis. Since a specific allocation amongst subaccounts is not assumed in the illustration, the charge assumed is equivalent to an annual rate of 0.76%. The actual charge will depend upon the policyowner's choice of subaccounts.

   The daily charges discussed in the second paragraph above are effectively subtracted from the hypothetical gross investment rate of return. The resulting net investment rate of return is shown in parentheses next to the hypothetical gross rate.

                       Column Descriptions And Key Terms

Age BOY: Insured's attained age at the end of the policy year.

Net Premium Outlay:            The annualized out-of-pocket payments for each
                               policy year including scheduled and any
                               anticipated unscheduled premium payments less any
                               illustrated surrenders or loans plus loan
                               interest, if any. Premium payments are assumed to
                               be paid at the beginning of each premium paying
                               period.

Premium Accumulated at 5%:     The amount to which the premiums paid for the
                               policy to the end of the policy year would
                               accumulate if an amount equal to such premium
                               were invested to earn interest, after taxes at 5%
                               compounded annually.

Annual Loan:                   Reflects any loans that have been requested.

Partial Surrenders from        Reflects any partial surrenders that have been
Insurance Policy:              requested. A partial surrender could reduce the
                               Death Proceeds, and will reduce the Account Value
                               and Surrender Value by the amount surrendered
                               plus a transaction fee, which is the lesser of
                               $25 or 2% of the amount surrendered.

Cash Value:                    Account Value plus any applicable refund of sales
                               charge.

Death Benefit:                 The greater of the Target Death Benefit and the
                               Base Death Benefit.

Enhanced Cash Surrender Value: If applicable, the amount received upon a full surrender which includes an additional percentage of the Cash Value less any outstanding debt depending on whether the Enhanced Cash Value
                               Rider is in force and the year that a full surrender is made.

                          Guaranteed Charges at 0.00%

Account Value:                 The value of the subaccount at the end of the
                               policy year assuming a 0.00% hypothetical rate of
                               return on the Funds, less all charges, fees and
                               deductions at their guaranteed maximum rate. The
                               Account Value also takes into account any loans
                               or partial surrenders illustrated.


      Surrender Value: The value of the subaccount at the end of the policy year assuming a 0.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum plus the return of loads if the policy were surrendered prior to the end of the first three years. The
                       Surrender Value also takes into account any loans or partial surrenders illustrated.

      Death Proceeds:  The benefit payable under the policy and any riders if the insured's death occurs at the end of the policy year, assuming a 0.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

                         Guaranteed Charges at 12.00%

      Account Value:   The value of the subaccount at the end of the
                       policy year assuming a 12.00% hypothetical rate
                       of return on the Funds, less all charges, fees
                       and deductions at their guaranteed maximum rate.
                       The Account Value also takes into account any
                       loans or partial surrenders illustrated.

      Surrender Value: The value of the subaccount at the end of the policy year assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximum plus the return of loads if the policy were surrendered prior to the end of the first three years. The Surrender Value also takes into account any loans or partial surrenders illustrated.

      Death Proceeds:  The benefit payable under the policy and any riders if the insured's death occurs at the end of the policy year, assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at their guaranteed maximums.

                          Current Charges at 12.00%

      Account Value:   The value of the subaccount at the end of the
                       policy year assuming a 12.00% hypothetical rate
                       of return on the Funds, less all charges, fees
                       and deductions at their non-guaranteed maximum
                       rate. The Account Value also takes into account
                       any loans or partial surrenders illustrated.

      Surrender Value: The value of the subaccount at the end of the policy year assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current non-guaranteed rate plus the return of loads if the policy were surrendered prior to the end of the first three years. The Surrender Value also takes into account any loans or partial surrenders illustrated.

      Death Proceeds:  The benefit payable under the policy and any rider if the insured's death occurs at the end of the policy year, assuming a 12.00% hypothetical rate of return on the Funds, less all charges, fees and deductions at the current non-guaranteed rates.

                           ENHANCED CASH VALUE RIDER
                                From Year 1 - 8

   The Enhanced Cash Value Rider provides an increased Cash Value upon full surrender of the policy. The increase is applied during the first 8 policy years. Subject to the limitations and provisions of the Rider, the increase varies based on the year of full surrender.

   The enhanced amounts apply to a full cash surrender of the policy. The enhanced amounts do not apply to partial surrenders, withdrawals made for loans, surrenders or other dispositions in connection with an exchange, whether qualifying under Section 1035 or not.

           ADDITIONAL RIDERS AND BENEFITS INCLUDED IN THIS PROPOSAL

   This illustration includes the following optional insurance benefits that can be added to the policy by Rider. A charge will be deducted monthly from the Account Value for each of the optional benefits added to the Policy. The following is a brief summary of the Riders. Refer to the prospectus for further explanations of each Rider.

   Term Insurance Rider--From Year 1 - 0: This Rider provides for additional death benefit on the life of the Insured automatically renewed each policy anniversary on or before the Insured's age 95. The term of the renewal will be for a period of one year.

                            ADDITIONAL INFORMATION

   This policy has been tested for the possibility of classification as a modified endowment. This test is not a guarantee that a policy will not be classified as modified endowment.

   Based on actuarial assumptions, this contract will not be a MODIFIED ENDOWMENT CONTRACT (MEC). Final determination of whether the contract becomes a MEC rest with the IRS and Treasury Dept. Consult your tax advisor for the specific tax consequences and determinations.

   This illustration has been checked against federal tax laws relating to the definition of life insurance and is in compliance based on proposed premium payments and coverages. Any decrease in specified amount and/or change in death benefit and/or surrenders occurring in the first 15 years may cause a taxable event. In addition, if the policy is defined as a modified endowment contract, a loan, surrender, or assignment or pledge (unless such assignment or pledge is for burial expenses and the maximum death benefit is not in excess of $25,000) may be considered a taxable distribution and a ten percent penalty may be added to any tax on the distribution. Please consult your tax advisor for advice.

    Initial 7-pay premium... $52,449.81
    Target premium.......... $52,449.81
    Initial Guideline single Note: this amount is shown, if applicable, on each illustration which follows
    Initial Guideline annual Note: this amount is shown, if applicable, on each illustration which follows

   Premiums are assumed to be paid at the beginning of the payment period. Policy values and ages are shown as of the end of the policy year and reflects the effect of all loans and surrenders. The death benefit, account value and surrender value will differ if premiums are paid in different amounts, frequencies, or not on the due date.

   The policy's Surrender Value includes any sales charge refund and any applicable Enhanced Cash Value amounts on full surrender. The sale charge refund equals the sales charge collected in the first policy year or the first policy year of an increase adjusted by the following schedule: Year 1--100%, Year 2--66.67%, Year 3--33.33%. The Enhanced Cash Value percentage that will be applied is indicated in the Rider.

   Premiums less the following deductions are added to the Account Value. (1) A Massachusetts premium tax charge of 2.00% of gross premium in all years, (2) a sales charge of the gross premium equal to 9.00% up to the target premium in years 1-10, 0% in policy years 11 and after, and 0% of premium in excess of the target premium in all years, (3) a DAC tax charge of 1.25% of gross premium in all years. An administrative charge is deducted each month. During the first 36 months the charge is $12.50, thereafter, the charge is $7.50 per month.

   Those columns assuming guaranteed charges use the current monthly mortality charge and current charges for rider benefits, if any, for the first year as well as the assumed hypothetical gross annual investment return indicated. Thereafter, these columns use guaranteed charges for monthly mortality charges, rider benefits, if any, and the assumed hypothetical gross annual investment indicated. Those columns assuming current charges are based upon "current charges" and the assumed gross annual investment return indicated.

   The current charges are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                       [INCLUDED IF LOAN IS ILLUSTRATED]

   A policy loan will have a permanent effect on benefits under this policy. Loan interest at an annual rate of 4.6% will be charged in arrears. Amounts borrowed will earn interest at an annual rate of 4%. It is anticipated but not guaranteed that after the 10th policy anniversary the annual interest rate applicable to this loan amount will be .30% higher than the rate applicable to policies of the same type which have not reached their 10th anniversary. This increase is based on current expectations as to mortality, investment earnings, persistency and expenses and is not guaranteed. If loan interest is not paid by the policyholder when due, the amount of the loan interest will be added to the amount of loan outstanding. This will have the effect of reducing the cash value of the policy and may reduce benefits available under the policy. Depending upon the performance of the subaccounts chosen by the policyholder, the cash value available for loans may be more or less than the amount of the premiums paid by the policyholder. Similarly, the amount of cash value available for surrenders will depend upon the performance of the subaccounts chosen by the policyholder, and the cash value available for surrenders may be more or less than the amount of premiums paid by the policyholder. Adverse tax consequences could occur if a policy subject to loans is surrendered or permitted to lapse. In addition, loan interest may not be deductible. Please consult your tax advisor for advice surrounding the deductibility of loan interest and other tax consequences.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI CVAT DB1, Male, Preferred Non-smoker, Age 45 TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: CVAT
ANNUAL PREMIUM: $52,449.81                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 1          Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ----------------------
                                                               Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- -------------------- ----------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
  1    45  52,450     55,072   0        0       51,950   1,000,000    57,737  1,000,000    57,737   1,000,000
  2    46  52,450    112,898   0        0       96,716   1,000,000   114,771  1,000,000   116,359   1,000,000
  3    47  52,450    173,615   0        0      139,817   1,000,000   176,798  1,000,000   179,820   1,000,000
  4    48  52,450    237,368   0        0      180,463   1,000,000   243,220  1,000,000   247,696   1,000,000
  5    49  52,450    304,309   0        0      221,268   1,000,000   317,352  1,000,000   323,316   1,000,000
  6    50  52,450    374,597   0        0      258,100   1,000,000   394,334  1,000,000   401,988   1,010,981
  7    51  52,450    448,399   0        0      295,545   1,000,000   480,855  1,183,376   490,768   1,207,771
  8    52       0    470,819   0        0      284,383   1,000,000   521,974  1,257,545   534,758   1,288,343
  9    53       0    494,360   0        0      273,016   1,000,000   566,347  1,336,240   582,782   1,375,017
 10    54       0    519,078   0        0      264,089   1,000,000   620,451  1,419,964   641,628   1,468,430
 11    55       0    545,032   0        0      255,078   1,000,000   680,483  1,511,079   708,601   1,573,519
 12    56       0    572,283   0        0      245,478   1,000,000   745,985  1,608,046   782,528   1,686,817
 13    57       0    600,897   0        0      235,275   1,000,000   817,491  1,711,254   864,144   1,808,914
 14    58       0    630,942   0        0      224,362   1,000,000   895,477  1,821,132   953,673   1,939,485
 15    59       0    662,489   0        0      212,624   1,000,000   980,462  1,937,981 1,051,782   2,078,952
 16    60       0    695,614   0        0      199,943   1,000,000 1,073,008  2,062,321 1,159,067   2,227,727
 17    61       0    730,394   0        0      186,190   1,000,000 1,173,729  2,194,639 1,276,428   2,386,664
 18    62       0    766,914   0        0      171,229   1,000,000 1,283,297  2,335,473 1,404,585   2,556,205
 19    63       0    805,260   0        0      154,711   1,000,000 1,402,187  2,484,956 1,545,173   2,738,355
 20    64       0    845,523   0        0      136,569   1,000,000 1,531,297  2,644,244 1,699,461   2,934,629
 21    65       0    887,799   0        0      116,411   1,000,000 1,671,216  2,813,492 1,872,699   3,152,689
 22    66       0    932,189   0        0       94,023   1,000,000 1,822,848  2,993,845 2,063,445   3,389,002
 23    67       0    978,798   0        0       69,057   1,000,000 1,987,050  3,185,838 2,273,374   3,644,900
 24    68       0  1,027,738   0        0       41,122   1,000,000 2,164,772  3,390,032 2,503,988   3,921,245
 25    69       0  1,079,125   0        0        9,896   1,000,000 2,357,196  3,607,924 2,757,081   4,219,988

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI CVAT DB1, Male, Preferred Non-smoker, Age 45 TAX BRACKET %: 28% (ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: CVAT
ANNUAL PREMIUM: $52,449.81                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 1          Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ---------------------
                                                               Hypothetical Rates of Return
                                     Partial  0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium         Surrender ------------------- --------------------- ---------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death   Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds   Value     Proceeds    Value      Proceeds
------ --- ------- --------- ------ --------- ---------- -------- ---------- ---------- ----------  ----------
 26    70     0    1,133,081   0        0         0         0      2,565,204  3,839,341  3,034,990   4,542,469
 27    71     0    1,189,735   0        0         0         0      2,788,966  4,084,440  3,339,926   4,891,322
 28    72     0    1,249,222   0        0         0         0      3,030,811  4,347,091  3,674,680   5,270,593
 29    73     0    1,311,683   0        0         0         0      3,291,010  4,625,515  4,041,591   5,680,456
 30    74     0    1,377,267   0        0         0         0      3,570,466  4,921,173  4,443,793   6,124,879
 31    75     0    1,446,130   0        0         0         0      3,870,591  5,236,910  4,884,707   6,609,009
 32    76     0    1,518,436   0        0         0         0      4,192,847  5,573,132  5,367,508   7,134,492
 33    77     0    1,594,358   0        0         0         0      4,538,836  5,931,805  5,895,865   7,705,306
 34    78     0    1,674,076   0        0         0         0      4,910,725  6,314,701  6,467,833   8,316,987
 35    79     0    1,757,780   0        0         0         0      5,310,701  6,722,816  7,091,429   8,977,040
 36    80     0    1,845,668   0        0         0         0      5,740,836  7,158,823  7,772,037   9,691,730
 37    81     0    1,937,952   0        0         0         0      6,202,964  7,622,822  8,513,675  10,462,455
 38    82     0    2,034,849   0        0         0         0      6,698,826  8,116,967  9,330,970  11,306,336
 39    83     0    2,136,592   0        0         0         0      7,230,557  8,644,131 10,225,439  12,224,512
 40    84     0    2,243,421   0        0         0         0      7,800,270  9,206,659 11,202,505  13,222,317
 41    85     0    2,355,592   0        0         0         0      8,411,362  9,807,648 12,271,415  14,308,469
 42    86     0    2,473,372   0        0         0         0      9,067,848 10,451,602 13,438,760  15,489,515
 43    87     0    2,597,040   0        0         0         0      9,775,132 11,140,718 14,716,596  16,772,505
 44    88     0    2,726,892   0        0         0         0     10,540,255 11,880,975 16,116,264  18,166,252
 45    89     0    2,863,237   0        0         0         0     11,372,026 12,676,397 17,652,062  19,676,753
 46    90     0    3,006,398   0        0         0         0     12,282,764 13,531,920 19,339,406  21,306,223
 47    91     0    3,156,718   0        0         0         0     13,289,243 14,453,380 21,204,582  23,062,104
 48    92     0    3,314,554   0        0         0         0     14,416,146 15,451,225 23,279,431  24,950,894
 49    93     0    3,480,281   0        0         0         0     15,702,124 16,535,906 25,609,386  26,969,244
 50    94     0    3,654,295   0        0         0         0     17,209,760 17,726,052 28,262,166  29,110,030

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI CVAT DB2, Male, Preferred Non-smoker, Age 45 TAX BRACKET%: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: CVAT
ANNUAL PREMIUM: $52,449.81                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 2          Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ----------------------
                                                               Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- -------------------- ----------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
  1    45  52,450     55,072   0        0       51,869   1,044,679    57,646  1,050,181    57,646   1,050,181
  2    46  52,450    112,898   0        0       96,292   1,086,845   114,260  1,103,639   116,025   1,105,287
  3    47  52,450    173,615   0        0      138,861   1,128,203   175,554  1,162,495   178,997   1,165,714
  4    48  52,450    237,368   0        0      178,762   1,168,643   240,827  1,227,196   246,078   1,232,149
  5    49  52,450    304,309   0        0      218,588   1,208,179   313,275  1,298,357   320,491   1,305,230
  6    50  52,450    374,597   0        0      254,226   1,246,821   387,963  1,376,663   397,619   1,386,038
  7    51  52,450    448,399   0        0      290,153   1,284,464   471,996  1,462,742   484,899   1,475,391
  8    52       0    470,819   0        0      277,430   1,274,684   510,418  1,505,364   527,363   1,522,141
  9    53       0    494,360   0        0      264,440   1,264,440   551,859  1,551,859   573,835   1,573,835
 10    54       0    519,078   0        0      253,739   1,253,739   602,637  1,602,637   630,995   1,630,995
 11    55       0    545,032   0        0      242,839   1,242,839   659,018  1,659,018   696,165   1,696,165
 12    56       0    572,283   0        0      231,235   1,231,235   720,566  1,720,566   768,188   1,768,188
 13    57       0    600,897   0        0      218,936   1,218,936   787,836  1,787,836   847,813   1,847,813
 14    58       0    630,942   0        0      205,831   1,205,831   861,316  1,861,316   935,233   1,935,233
 15    59       0    662,489   0        0      191,811   1,191,811   941,546  1,941,546 1,031,172   2,038,214
 16    60       0    695,614   0        0      176,768   1,176,768 1,029,123  2,029,123 1,136,239   2,183,852
 17    61       0    730,394   0        0      160,594   1,160,594 1,124,711  2,124,711 1,251,275   2,339,634
 18    62       0    766,914   0        0      143,184   1,143,184 1,229,042  2,236,734 1,376,905   2,505,830
 19    63       0    805,260   0        0      124,195   1,124,195 1,342,573  2,379,308 1,514,720   2,684,387
 20    64       0    845,523   0        0      103,645   1,103,645 1,466,095  2,531,653 1,665,966   2,876,790
 21    65       0    887,799   0        0       81,198   1,081,198 1,600,052  2,693,687 1,835,788   3,090,548
 22    66       0    932,189   0        0       56,754   1,056,754 1,745,223  2,866,354 2,022,772   3,322,201
 23    67       0    978,798   0        0       30,101   1,030,101 1,902,429  3,050,164 2,228,561   3,573,052
 24    68       0  1,027,738   0        0        1,027   1,001,027 2,072,578  3,245,656 2,454,628   3,843,947
 25    69       0  1,079,125   0        0            0           0 2,256,803  3,454,262 2,702,730   4,136,798

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI CVAT DB2, Male, Preferred Non-smoker, Age 45 TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: CVAT
ANNUAL PREMIUM: $52,449.81                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 2          Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ---------------------
                                                               Hypothetical Rates of Return
                                     Partial  0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium         Surrender ------------------- --------------------- ---------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death   Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds   Value     Proceeds    Value      Proceeds
------ --- ------- --------- ------ --------- ---------- -------- ---------- ---------- ----------  ----------
  26   70     0    1,133,081   0        0         0         0      2,455,948  3,675,817  2,975,158   4,452,919
  27   71     0    1,189,735   0        0         0         0      2,670,175  3,910,471  3,274,081   4,794,892
  28   72     0    1,249,222   0        0         0         0      2,901,715  4,161,930  3,602,234   5,166,684
  29   73     0    1,311,683   0        0         0         0      3,150,827  4,428,488  3,961,909   5,568,463
  30   74     0    1,377,267   0        0         0         0      3,418,376  4,711,547  4,356,179   6,004,121
  31   75     0    1,446,130   0        0         0         0      3,705,713  5,013,829  4,788,399   6,478,704
  32   76     0    1,518,436   0        0         0         0      4,014,237  5,335,724  5,261,679   6,993,823
  33   77     0    1,594,358   0        0         0         0      4,345,484  5,679,113  5,779,616   7,553,380
  34   78     0    1,674,076   0        0         0         0      4,701,526  6,045,692  6,340,305   8,152,998
  35   79     0    1,757,780   0        0         0         0      5,084,459  6,436,416  6,951,603   8,800,035
  36   80     0    1,845,668   0        0         0         0      5,496,266  6,853,844  7,618,790   9,500,631
  37   81     0    1,937,952   0        0         0         0      5,938,702  7,298,071  8,345,803  10,256,157
  38   82     0    2,034,849   0        0         0         0      6,413,435  7,771,159  9,146,980  11,083,396
  39   83     0    2,136,592   0        0         0         0      6,922,509  8,275,860 10,023,810  11,983,465
  40   84     0    2,243,421   0        0         0         0      7,467,946  8,814,416 10,981,609  12,961,593
  41   85     0    2,355,592   0        0         0         0      8,052,999  9,389,797 12,029,439  14,026,325
  42   86     0    2,473,372   0        0         0         0      8,681,512 10,006,311 13,173,763  15,184,080
  43   87     0    2,597,040   0        0         0         0      9,358,657 10,666,062 14,426,400  16,441,769
  44   88     0    2,726,892   0        0         0         0     10,091,178 11,374,776 15,798,466  17,808,031
  45   89     0    2,863,237   0        0         0         0     10,887,507 12,136,304 17,303,978  19,288,744
  46   90     0    3,006,398   0        0         0         0     11,759,438 12,955,372 18,958,048  20,886,080
  47   91     0    3,156,718   0        0         0         0     12,723,030 13,837,567 20,786,442  22,607,334
  48   92     0    3,314,554   0        0         0         0     13,785,980 14,785,980 22,820,374  24,458,877
  49   93     0    3,480,281   0        0         0         0     14,936,823 15,936,823 25,104,382  26,437,424
  50   94     0    3,654,295   0        0         0         0     16,176,877 17,176,877 27,667,719  28,667,719

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI GPT DB1, Male, Non-smoker, Preferred, Age 45 TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $19,856.92                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 1          Enhanced Cash Value Benefit*

                                                    Guaranteed Policy Charges         Current Policy Charges
                                            ----------------------------------------- ----------------------
                                                             Hypothetical Rates of Return
                                   Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net   Premium        Surrender -------------------- -------------------- ----------------------
Policy AGE Premium Accum.  Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay   @ 5%    Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- ------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
   1   45  19,437   20,409   0        0       18,089   1,000,000    20,159  1,000,000    20,159   1,000,000
   2   46  19,437   41,838   0        0       32,196   1,000,000    38,501  1,000,000    40,206   1,000,000
   3   47  19,437   64,338   0        0       45,571   1,000,000    58,242  1,000,000    61,546   1,000,000
   4   48  19,437   87,964   0        0       57,901   1,000,000    79,098  1,000,000    84,101   1,000,000
   5   49  19,437  112,771   0        0       70,129   1,000,000   102,207  1,000,000   109,034   1,000,000
   6   50  19,437  138,818   0        0       80,873   1,000,000   125,908  1,000,000   134,953   1,000,000
   7   51  19,437  166,168   0        0       91,503   1,000,000   152,465  1,000,000   164,398   1,000,000
   8   52  19,437  194,885   0        0      101,385   1,000,000   181,125  1,000,000   196,569   1,000,000
   9   53  19,437  225,038   0        0      110,442   1,000,000   212,033  1,000,000   231,728   1,000,000
  10   54  19,437  256,698   0        0      119,907   1,000,000   247,943  1,000,000   272,890   1,000,000
  11   55  19,437  289,942   0        0      130,630   1,000,000   289,769  1,000,000   321,374   1,000,000
  12   56  19,437  324,847   0        0      140,591   1,000,000   335,844  1,000,000   375,163   1,000,000
  13   57  19,437  361,498   0        0      149,809   1,000,000   386,747  1,000,000   434,883   1,000,000
  14   58  19,437  399,982   0        0      158,202   1,000,000   443,065  1,000,000   500,905   1,000,000
  15   59  19,437  440,390   0        0      165,687   1,000,000   505,490  1,000,000   574,005   1,000,000
  16   60  19,437  482,818   0        0      172,183   1,000,000   574,842  1,000,000   655,054   1,000,000
  17   61  19,437  527,368   0        0      177,608   1,000,000   652,090  1,000,000   745,183   1,000,000
  18   62  19,437  574,145   0        0      181,877   1,000,000   738,385  1,000,000   845,473   1,065,297
  19   63  19,437  623,260   0        0      184,706   1,000,000   834,955  1,035,345   956,479   1,186,034
  20   64  19,437  674,832   0        0      186,100   1,000,000   941,831  1,149,034 1,079,281   1,316,723
  21   65  19,437  728,982   0        0      185,763   1,000,000 1,059,636  1,271,564 1,215,909   1,459,091
  22   66  19,437  785,840   0        0      183,582   1,000,000 1,189,279  1,415,242 1,367,096   1,626,845
  23   67  19,437  845,541   0        0      179,330   1,000,000 1,331,914  1,571,658 1,534,375   1,810,562
  24   68  19,437  908,226   0        0      172,760   1,000,000 1,488,819  1,741,918 1,719,371   2,011,664
  25   69  19,437  974,046   0        0      163,700   1,000,000 1,661,440  1,927,270 1,923,911   2,231,737

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI GPT DB1, Male, Non-smoker, Preferred Age 45 TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000       LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000           DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $19,856.92                     UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 1         Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges          Current Policy Charges
                                              ------------------------------------------ ---------------------
                                                                Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- --------------------- ---------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value     Proceeds    Value      Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- ---------- ----------  ----------
  26.. 70  19,437  1,043,157   0        0      151,644   1,000,000  1,851,288  2,128,981  2,150,095   2,472,609
  27.. 71  19,437  1,115,724   0        0      135,520   1,000,000  2,060,679  2,328,567  2,400,581   2,712,656
  28.. 72  19,437  1,191,919   0        0      115,595   1,000,000  2,292,214  2,544,358  2,678,183   2,972,783
  29.. 73  19,437  1,271,923   0        0       90,518   1,000,000  2,548,450  2,777,811  2,985,958   3,254,694
  30.. 74  19,437  1,355,928   0        0       59,173   1,000,000  2,832,572  3,030,853  3,327,505   3,560,431
  31.. 75  19,437  1,444,133   0        0       20,579   1,000,000  3,148,465  3,305,888  3,706,946   3,892,293
  32.. 76  19,437  1,536,748   0        0            0           0  3,496,079  3,670,883  4,126,646   4,332,978
  33.. 77  19,437  1,633,994   0        0            0           0  3,878,371  4,072,289  4,590,726   4,820,262
  34.. 78  19,437  1,736,102   0        0            0           0  4,298,586  4,513,515  5,102,870   5,358,013
  35.. 79  19,437  1,843,316   0        0            0           0  4,760,191  4,998,200  5,668,395   5,951,814
  36.. 80  19,437  1,955,890   0        0            0           0  5,266,857  5,530,199  6,292,702   6,607,336
  37.. 81  19,437  2,074,093   0        0            0           0  5,822,379  6,113,498  6,981,345   7,330,412
  38.. 82  19,437  2,198,207   0        0            0           0  6,430,684  6,752,218  7,742,294   8,129,408
  39.. 83  19,437  2,328,525   0        0            0           0  7,095,914  7,450,709  8,581,615   9,010,695
  40.. 84  19,437  2,465,360   0        0            0           0  7,822,288  8,213,402  9,506,438   9,981,759
  41.. 85  19,437  2,609,037   0        0            0           0  8,614,399  9,045,119 10,525,176  11,051,434
  42.. 86  19,437  2,759,897   0        0            0           0  9,477,083  9,950,937 11,645,999  12,228,298
  43.. 87  19,437  2,918,300   0        0            0           0 10,415,426 10,936,196 12,878,828  13,522,768
  44.. 88  19,437  3,084,624   0        0            0           0 11,434,914 12,006,659 14,233,690  14,945,374
  45.. 89  19,437  3,259,263   0        0            0           0 12,541,066 13,168,119 15,721,505  16,507,579
  46.. 90  19,437  3,442,635   0        0            0           0 13,739,566 14,426,544 17,352,840  18,220,481
  47.. 91  19,437  3,635,175   0        0            0           0 15,075,574 15,678,596 19,166,283  19,932,934
  48.. 92  19,437  3,837,343   0        0            0           0 16,572,601 17,069,778 21,187,756  21,823,388
  49.. 93  19,437  4,049,618   0        0            0           0 18,259,496 18,624,686 23,447,971  23,916,930
  50   94  19,437  4,272,508   0        0            0           0 20,172,231 20,373,953 25,983,662  26,243,498

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI GPT DB2, Male, Preferred, Non-smoker, Age 45 TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $49,136.68                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 2          Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ----------------------
                                                               Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- -------------------- ----------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
   1   45  48,106     50,511   0        0       47,421   1,040,833    52,709  1,045,870    52,709   1,045,870
   2   46  48,106    103,548   0        0       87,839   1,079,206   104,269  1,094,561   106,033   1,096,210
   3   47  48,106    159,237   0        0      126,543   1,116,821   160,062  1,148,147   163,505   1,151,366
   4   48  48,106    217,710   0        0      162,784   1,153,570   219,441  1,207,020   224,692   1,211,973
   5   49  48,106    279,107   0        0      198,937   1,189,463   285,324  1,271,737   292,540   1,278,609
   6   50  48,106    343,574   0        0      231,249   1,224,514   353,204  1,342,917   362,861   1,352,292
   7   51  48,106    411,264   0        0      263,785   1,258,612   429,539  1,421,116   442,441   1,433,766
   8   52  48,106    482,338   0        0      294,691   1,291,773   512,148  1,507,078   529,094   1,523,855
   9   53  48,106    556,966   0        0      323,889   1,323,889   601,495  1,601,495   623,471   1,623,471
  10   54  48,106    635,326   0        0      354,974   1,354,974   705,262  1,705,262   733,620   1,733,620
  11   55  48,106    717,604   0        0      389,784   1,389,784   825,272  1,825,272   862,668   1,862,668
  12   56  48,106    803,995   0        0      423,341   1,423,341   957,283  1,957,283 1,005,538   2,005,538
  13   57  48,106    894,706   0        0      455,658   1,455,658 1,102,585  2,102,585 1,163,736   2,163,736
  14   58  48,106    989,953   0        0      486,631   1,486,631 1,262,478  2,262,478 1,338,299   2,338,299
  15   59  48,106  1,089,962   0        0      516,158   1,516,158 1,438,401  2,438,401 1,530,885   2,530,885
  16   60  48,106  1,194,971   0        0      544,136   1,544,136 1,631,950  2,631,950 1,743,206   2,743,206
  17   61  48,106  1,305,231   0        0      570,464   1,570,464 1,844,891  2,844,891 1,977,414   2,977,414
  18   62  48,106  1,421,004   0        0      595,045   1,595,045 2,079,179  3,079,179 2,235,642   3,235,642
  19   63  48,106  1,542,565   0        0      617,540   1,617,540 2,336,728  3,336,728 2,521,019   3,521,019
  20   64  48,106  1,670,205   0        0      637,974   1,637,974 2,620,035  3,620,035 2,836,504   3,836,504
  21   65  48,106  1,804,226   0        0      656,016   1,656,016 2,931,485  3,931,485 3,188,559   4,188,559
  22   66  48,106  1,944,949   0        0      671,574   1,671,574 3,273,976  4,273,976 3,578,248   4,578,248
  23   67  48,106  2,092,708   0        0      684,441   1,684,441 3,650,585  4,650,585 4,009,551   5,009,551
  24   68  48,106  2,247,854   0        0      694,409   1,694,409 4,064,726  5,064,726 4,486,626   5,486,626
  25   69  48,106  2,410,758   0        0      701,395   1,701,395 4,520,301  5,520,301 5,014,209   6,014,209

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

MI GPT DB2, Male, Preferred, Non-smoker, Age 45 TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000        LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000            DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $49,136.68                      UNDERWRITING CLASS: Fully Underwritten
INITIAL DEATH BENEFIT OPTION: Option 2          Enhanced Cash Value Benefit*

                                                       Guaranteed Policy Charges          Current Policy Charges
                                               ------------------------------------------ ---------------------
                                                                 Hypothetical Rates of Return
                                      Partial   0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium          Surrender -------------------- --------------------- ---------------------
Policy AGE Premium  Accum.    Annual fr Insur  Surrender*  Death    Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%      Loan   Policy     Value    Proceeds    Value     Proceeds    Value      Proceeds
------ --- ------- ---------- ------ --------- ---------- --------- ---------- ---------- ----------  ----------
  26   70  48,106   2,581,807   0        0      704,957   1,704,957  5,021,253  6,021,253  5,597,810   6,597,810
  27   71  48,106   2,761,409   0        0      704,064   1,704,064  5,571,313  6,571,313  6,243,285   7,243,285
  28   72  48,106   2,949,990   0        0      699,365   1,699,365  6,176,391  7,176,391  6,957,382   7,957,382
  29   73  48,106   3,148,001   0        0      689,714   1,689,714  6,841,126  7,841,126  7,747,078   8,747,078
  30   74  48,106   3,355,912   0        0      674,455   1,674,455  7,571,165  8,571,165  8,620,491   9,620,491
  31   75  48,106   3,574,219   0        0      653,297   1,653,297  8,373,140  9,373,140  9,586,624  10,586,624
  32   76  48,106   3,803,441   0        0      625,836   1,625,836  9,254,271 10,254,271 10,655,083  11,655,083
  33   77  48,106   4,044,124   0        0      591,669   1,591,669 10,222,550 11,222,550 11,836,647  12,836,647
  34   78  48,106   4,296,842   0        0      550,639   1,550,639 11,287,085 12,287,085 13,139,841  14,139,841
  35   79  48,106   4,562,195   0        0      502,352   1,502,352 12,457,707 13,457,707 14,579,964  15,579,964
  36   80  48,106   4,840,816   0        0      446,180   1,446,180 13,745,047 14,745,047 16,171,950  17,171,950
  37   81  48,106   5,133,368   0        0      381,025   1,381,025 15,160,372 16,160,372 17,931,219  18,931,219
  38   82  48,106   5,440,547   0        0      305,564   1,305,564 16,715,907 17,715,907 19,880,335  20,880,335
  39   83  48,106   5,763,086   0        0      218,611   1,218,611 18,425,313 19,425,313 22,033,666  23,135,348
  40   84  48,106   6,101,751   0        0      118,752   1,118,752 20,303,384 21,318,552 24,406,374  25,626,692
  41   85  48,106   6,457,350   0        0        5,190   1,005,190 22,356,983 23,474,831 27,020,025  28,371,025
  42   86  48,106   6,830,728   0        0            0           0 24,593,526 25,823,201 29,895,574  31,390,351
  43   87  48,106   7,222,776   0        0            0           0 27,026,197 28,377,505 33,058,475  34,711,397
  44   88  48,106   7,634,425   0        0            0           0 29,669,219 31,152,679 36,534,455  38,361,176
  45   89  48,106   8,066,657   0        0            0           0 32,536,897 34,163,740 40,351,523  42,369,097
  46   90  48,106   8,520,501   0        0            0           0 35,643,964 37,426,160 44,536,789  46,763,627
  47   91  48,106   8,997,037   0        0            0           0 39,107,552 40,671,853 49,189,278  51,156,847
  48   92  48,106   9,497,400   0        0            0           0 42,988,633 44,278,291 54,375,493  56,006,757
  49   93  48,106  10,022,781   0        0            0           0 47,328,580 48,328,580 60,174,240  61,377,723
  50   94  48,106  10,574,431   0        0            0           0 52,100,263 53,100,263 66,615,241  67,615,241

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

 GI CVAT DB1, Male, Non-smoker, Age 45    TAX BRACKET %: 28%(ee)/40%(er)
 INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
 INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: CVAT
 ANNUAL PREMIUM: $52,431.77               UNDERWRITING CLASS: Guaranteed Issue
 INITIAL DEATH BENEFIT OPTION: Option 1   Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ----------------------
                                                    Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- -------------------- ----------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
   1   45  52,432     55,053   0        0       52,051   1,000,000    57,843  1,000,000    57,843   1,000,000
   2   46  52,432    112,859   0        0       96,801   1,000,000   114,872  1,000,000   116,583   1,000,000
   3   47  52,432    173,556   0        0      139,885   1,000,000   176,892  1,000,000   179,820   1,000,000
   4   48  52,432    237,287   0        0      180,513   1,000,000   243,305  1,000,000   247,051   1,000,000
   5   49  52,432    304,205   0        0      221,300   1,000,000   317,427  1,000,000   321,642   1,000,000
   6   50  52,432    374,468   0        0      258,115   1,000,000   394,397  1,000,000   399,075   1,003,654
   7   51  52,432    448,245   0        0      295,543   1,000,000   480,906  1,183,500   486,163   1,196,437
   8   52       0    470,657   0        0      284,381   1,000,000   522,029  1,257,678   528,009   1,272,084
   9   53       0    494,190   0        0      273,015   1,000,000   566,407  1,336,381   573,364   1,352,795
  10   54       0    518,899   0        0      264,088   1,000,000   620,516  1,420,114   628,820   1,439,118
  11   55       0    544,844   0        0      255,077   1,000,000   680,554  1,511,239   693,132   1,539,170
  12   56       0    572,087   0        0      245,477   1,000,000   746,064  1,608,215   764,064   1,647,017
  13   57       0    600,691   0        0      235,274   1,000,000   817,577  1,711,435   841,983   1,762,523
  14   58       0    630,725   0        0      224,360   1,000,000   895,572  1,821,324   927,600   1,886,460
  15   59       0    662,262   0        0      212,623   1,000,000   980,565  1,938,185 1,021,585   2,019,266
  16   60       0    695,375   0        0      199,942   1,000,000 1,073,121  2,062,539 1,125,040   2,162,327
  17   61       0    730,143   0        0      186,189   1,000,000 1,173,853  2,194,870 1,239,341   2,317,319
  18   62       0    766,650   0        0      171,228   1,000,000 1,283,433  2,335,719 1,365,250   2,484,618
  19   63       0    804,983   0        0      154,710   1,000,000 1,402,335  2,485,218 1,504,267   2,665,861
  20   64       0    845,232   0        0      136,567   1,000,000 1,531,459  2,644,523 1,657,792   2,862,675
  21   65       0    887,494   0        0      116,409   1,000,000 1,671,392  2,813,789 1,826,930   3,075,636
  22   66       0    931,868   0        0       94,021   1,000,000 1,823,040  2,994,161 2,012,857   3,305,916
  23   67       0    978,462   0        0       69,055   1,000,000 1,987,260  3,186,174 2,217,154   3,554,763
  24   68       0  1,027,385   0        0       41,120   1,000,000 2,165,000  3,390,390 2,441,731   3,823,751
  25   69       0  1,078,754   0        0        9,895   1,000,000 2,357,445  3,608,305 2,688,358   4,114,801

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

GI CVAT DB1, Male, Non-smoker, Age 45    TAX BRACKET %: 28% (ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: CVAT
ANNUAL PREMIUM: $52,431.77               UNDERWRITING CLASS: Guaranteed Issue
INITIAL DEATH BENEFIT OPTION: Option 1   Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ---------------------
                                                               Hypothetical Rates of Return
                                     Partial  0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium         Surrender ------------------- --------------------- ---------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death   Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds   Value     Proceeds    Value      Proceeds
------ --- ------- --------- ------ --------- ---------- -------- ---------- ---------- ----------  ----------
  26   70     0    1,132,692   0        0         0         0      2,565,475  3,839,746  2,959,337   4,429,240
  27   71     0    1,189,326   0        0         0         0      2,789,260  4,084,871  3,257,034   4,769,926
  28   72     0    1,248,792   0        0         0         0      3,031,131  4,347,550  3,583,851   5,140,317
  29   73     0    1,311,232   0        0         0         0      3,291,357  4,626,003  3,942,842   5,541,664
  30   74     0    1,376,793   0        0         0         0      3,570,843  4,921,693  4,337,184   5,977,941
  31   75     0    1,445,633   0        0         0         0      3,871,000  5,237,463  4,769,945   6,453,735
  32   76     0    1,517,915   0        0         0         0      4,193,289  5,573,720  5,244,924   6,971,553
  33   77     0    1,593,810   0        0         0         0      4,539,316  5,932,432  5,766,097   7,535,713
  34   78     0    1,673,501   0        0         0         0      4,911,243  6,315,368  6,338,085   8,150,143
  35   79     0    1,757,176   0        0         0         0      5,311,261  6,723,526  6,965,611   8,817,767
  36   80     0    1,845,034   0        0         0         0      5,741,443  7,159,579  7,654,098   9,544,660
  37   81     0    1,937,286   0        0         0         0      6,203,619  7,623,627  8,409,644  10,334,611
  38   82     0    2,034,150   0        0         0         0      6,699,533  8,117,824  9,239,007  11,194,904
  39   83     0    2,135,858   0        0         0         0      7,231,321  8,645,044 10,149,652  12,133,910
  40   84     0    2,242,650   0        0         0         0      7,801,094  9,207,631 11,149,859  13,160,178
  41   85     0    2,354,783   0        0         0         0      8,412,250  9,808,684 12,248,373  14,281,603
  42   86     0    2,472,522   0        0         0         0      9,068,806 10,452,706 13,454,894  15,508,111
  43   87     0    2,596,148   0        0         0         0      9,776,164 11,141,895 14,780,818  16,845,699
  44   88     0    2,725,955   0        0         0         0     10,541,368 11,882,230 16,239,107  18,304,721
  45   89     0    2,862,253   0        0         0         0     11,373,227 12,677,736 17,845,273  19,892,125
  46   90     0    3,005,365   0        0         0         0     12,284,061 13,533,349 19,617,829  21,612,961
  47   91     0    3,155,633   0        0         0         0     13,290,646 14,454,907 21,580,579  23,471,037
  48   92     0    3,313,415   0        0         0         0     14,417,669 15,452,857 23,763,006  25,469,190
  49   93     0    3,479,085   0        0         0         0     15,703,782 16,537,653 26,205,442  27,596,950
  50   94     0    3,653,039   0        0         0         0     17,211,577 17,727,924 28,964,160  29,833,084

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

GI CVAT DB2, Male, Non-smoker, Age 45    TAX BRACKET%: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: CVAT
ANNUAL PREMIUM: $52,431.77               UNDERWRITING CLASS: Guaranteed Issue
INITIAL DEATH BENEFIT OPTION: Option 2   Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ----------------------
                                                               Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- -------------------- ----------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
  --   --- ------- --------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
   1   45  52,432     55,053   0        0       51,976   1,044,782    57,759  1,050,290    57,759   1,050,290
   2   46  52,432    112,859   0        0       96,383   1,086,931   114,369  1,103,741   116,269   1,105,517
   3   47  52,432    173,556   0        0      138,934   1,128,272   175,655  1,162,591   178,978   1,165,696
   4   48  52,432    237,287   0        0      178,817   1,168,695   240,920  1,227,283   245,232   1,231,351
   5   49  52,432    304,205   0        0      218,624   1,208,214   313,358  1,298,436   318,213   1,303,060
   6   50  52,432    374,468   0        0      254,245   1,246,840   388,034  1,376,732   393,432   1,381,972
   7   51  52,432    448,245   0        0      290,155   1,284,466   472,057  1,462,801   478,225   1,468,848
   8   52       0    470,657   0        0      277,433   1,274,686   510,483  1,505,429   517,622   1,512,497
   9   53       0    494,190   0        0      264,442   1,264,442   551,931  1,551,931   560,381   1,560,381
  10   54       0    518,899   0        0      253,741   1,253,741   602,716  1,602,716   612,947   1,612,947
  11   55       0    544,844   0        0      242,841   1,242,841   659,106  1,659,106   674,497   1,674,497
  12   56       0    572,087   0        0      231,237   1,231,237   720,664  1,720,664   742,506   1,742,506
  13   57       0    600,691   0        0      218,938   1,218,938   787,944  1,787,944   817,298   1,817,298
  14   58       0    630,725   0        0      205,833   1,205,833   861,436  1,861,436   899,612   1,899,612
  15   59       0    662,262   0        0      191,813   1,191,813   941,678  1,941,678   990,141   1,990,141
  16   60       0    695,375   0        0      176,770   1,176,770 1,029,270  2,029,270 1,090,036   2,095,050
  17   61       0    730,143   0        0      160,596   1,160,596 1,124,874  2,124,874 1,200,638   2,244,952
  18   62       0    766,650   0        0      143,186   1,143,186 1,229,222  2,237,062 1,322,594   2,406,989
  19   63       0    804,983   0        0      124,197   1,124,197 1,342,772  2,379,660 1,457,264   2,582,564
  20   64       0    845,232   0        0      103,648   1,103,648 1,466,313  2,532,029 1,605,990   2,773,223
  21   65       0    887,494   0        0       81,200   1,081,200 1,600,290  2,694,088 1,769,840   2,979,525
  22   66       0    931,868   0        0       56,756   1,056,756 1,745,482  2,866,780 1,949,953   3,202,603
  23   67       0    978,462   0        0       30,103   1,030,103 1,902,712  3,050,618 2,147,863   3,443,669
  24   68       0  1,027,385   0        0        1,029   1,001,029 2,072,886  3,246,139 2,365,419   3,704,246
  25   69       0  1,078,754   0        0            0           0 2,257,138  3,454,776 2,604,335   3,986,195

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

 GI CVAT DB2, Male, Non-smoker, Age 45    TAX BRACKET %: 28%(ee)/40%(er)
 INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
 INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: CVAT
 ANNUAL PREMIUM: $52,431.77               UNDERWRITING CLASS: Guaranteed Issue
 INITIAL DEATH BENEFIT OPTION: Option 2   Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ---------------------
                                                               Hypothetical Rates of Return
                                     Partial  0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium         Surrender ------------------- --------------------- ---------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death   Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds   Value     Proceeds    Value      Proceeds
------ --- ------- --------- ------ --------- ---------- -------- ---------- ---------- ----------  ----------
  26   70     0    1,132,692   0        0         0         0      2,456,313  3,676,364  2,866,842   4,290,802
  27   71     0    1,189,326   0        0         0         0      2,670,572  3,911,053  3,155,231   4,620,835
  28   72     0    1,248,792   0        0         0         0      2,902,147  4,162,549  3,471,830   4,979,645
  29   73     0    1,311,232   0        0         0         0      3,151,296  4,429,147  3,819,597   5,368,443
  30   74     0    1,376,793   0        0         0         0      3,418,884  4,712,248  4,201,610   5,791,078
  31   75     0    1,445,633   0        0         0         0      3,706,264  5,014,575  4,620,840   6,251,997
  32   76     0    1,517,915   0        0         0         0      4,014,834  5,336,517  5,080,968   6,753,623
  33   77     0    1,593,810   0        0         0         0      4,346,130  5,679,958  5,585,847   7,300,144
  34   78     0    1,673,501   0        0         0         0      4,702,226  6,046,592  6,139,951   7,895,363
  35   79     0    1,757,176   0        0         0         0      5,085,215  6,437,374  6,747,857   8,542,113
  36   80     0    1,845,034   0        0         0         0      5,497,084  6,854,863  7,414,818   9,246,278
  37   81     0    1,937,286   0        0         0         0      5,939,586  7,299,157  8,146,742  10,011,531
  38   82     0    2,034,150   0        0         0         0      6,414,389  7,772,316  8,950,174  10,844,926
  39   83     0    2,135,858   0        0         0         0      6,923,539  8,277,091  9,832,348  11,754,573
  40   84     0    2,242,650   0        0         0         0      7,469,057  8,815,728 10,801,283  12,748,754
  41   85     0    2,354,783   0        0         0         0      8,054,197  9,391,194 11,865,452  13,835,117
  42   86     0    2,472,522   0        0         0         0      8,682,804 10,007,800 13,034,250  15,023,277
  43   87     0    2,596,148   0        0         0         0      9,360,050 10,667,650 14,318,718  16,319,044
  44   88     0    2,725,955   0        0         0         0     10,092,680 11,376,469 15,731,413  17,732,448
  45   89     0    2,862,253   0        0         0         0     10,889,128 12,138,110 17,287,361  19,270,221
  46   90     0    3,005,365   0        0         0         0     11,761,188 12,957,300 19,004,497  20,937,254
  47   91     0    3,155,633   0        0         0         0     12,724,923 13,839,627 20,905,881  22,737,236
  48   92     0    3,313,415   0        0         0         0     13,788,077 14,788,077 23,020,074  24,672,915
  49   93     0    3,479,085   0        0         0         0     14,939,145 15,939,145 25,386,145  26,734,150
  50   94     0    3,653,039   0        0         0         0     16,179,448 17,179,448 28,034,066  29,034,066

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

 GI GPT DB1, Male, Non-smoker, Age 45     TAX BRACKET %: 28%(ee)/40%(er)
 INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
 INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: GPT
 ANNUAL PREMIUM: $19,845.74               UNDERWRITING CLASS: Guaranteed Issue
 INITIAL DEATH BENEFIT OPTION: Option 1   Enhanced Cash Value Benefit*

                                                    Guaranteed Policy Charges         Current Policy Charges
                                            ----------------------------------------- ----------------------
                                                             Hypothetical Rates of Return
                                   Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net   Premium        Surrender -------------------- -------------------- ----------------------
Policy AGE Premium Accum.  Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay   @ 5%    Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- ------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
   1   45  19,426   20,397   0        0       18,201   1,000,000    20,277  1,000,000    20,277   1,000,000
   2   46  19,426   41,814   0        0       32,299   1,000,000    38,624  1,000,000    40,459   1,000,000
   3   47  19,426   64,302   0        0       45,662   1,000,000    58,367  1,000,000    61,560   1,000,000
   4   48  19,426   87,914   0        0       57,982   1,000,000    79,224  1,000,000    83,358   1,000,000
   5   49  19,426  112,707   0        0       70,198   1,000,000   102,335  1,000,000   107,004   1,000,000
   6   50  19,426  138,740   0        0       80,929   1,000,000   126,036  1,000,000   131,241   1,000,000
   7   51  19,426  166,074   0        0       91,549   1,000,000   152,595  1,000,000   158,545   1,000,000
   8   52  19,426  194,775   0        0      101,420   1,000,000   181,257  1,000,000   188,127   1,000,000
   9   53  19,426  224,911   0        0      110,466   1,000,000   212,168  1,000,000   220,240   1,000,000
  10   54  19,426  256,554   0        0      119,922   1,000,000   248,082  1,000,000   257,743   1,000,000
  11   55  19,426  289,778   0        0      130,634   1,000,000   289,911  1,000,000   303,329   1,000,000
  12   56  19,426  324,665   0        0      140,584   1,000,000   335,991  1,000,000   353,967   1,000,000
  13   57  19,426  361,295   0        0      149,791   1,000,000   386,900  1,000,000   410,031   1,000,000
  14   58  19,426  399,757   0        0      158,173   1,000,000   443,223  1,000,000   472,216   1,000,000
  15   59  19,426  440,142   0        0      165,648   1,000,000   505,655  1,000,000   541,252   1,000,000
  16   60  19,426  482,546   0        0      172,133   1,000,000   575,015  1,000,000   618,150   1,000,000
  17   61  19,426  527,071   0        0      177,547   1,000,000   652,273  1,000,000   704,040   1,000,000
  18   62  19,426  573,821   0        0      181,804   1,000,000   738,579  1,000,000   799,907   1,007,883
  19   63  19,426  622,909   0        0      184,623   1,000,000   835,160  1,035,598   906,502   1,124,062
  20   64  19,426  674,452   0        0      186,005   1,000,000   942,044  1,149,294 1,024,602   1,250,014
  21   65  19,426  728,572   0        0      185,657   1,000,000 1,059,860  1,271,832 1,155,395   1,386,475
  22   66  19,426  785,398   0        0      183,463   1,000,000 1,189,513  1,415,520 1,300,069   1,547,082
  23   67  19,426  845,065   0        0      179,198   1,000,000 1,332,160  1,571,949 1,460,077   1,722,890
  24   68  19,426  907,715   0        0      172,616   1,000,000 1,489,078  1,742,221 1,637,060   1,915,360
  25   69  19,426  973,498   0        0      163,542   1,000,000 1,661,714  1,927,588 1,832,773   2,126,017

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

GI GPT DB1, Male, Non-smoker, Age 45     TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $19,845.74               UNDERWRITING CLASS: Guaranteed Issue
INITIAL DEATH BENEFIT OPTION: Option 1   Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges          Current Policy Charges
                                              ------------------------------------------ ---------------------
                                                                Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- --------------------- ---------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value     Proceeds    Value      Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- ---------- ----------  ----------
  26   70  19,426  1,042,570   0        0      151,471   1,000,000  1,851,578  2,129,315  2,049,233   2,356,617
  27   71  19,426  1,115,096   0        0      135,331   1,000,000  2,060,987  2,328,915  2,289,019   2,586,592
  28   72  19,426  1,191,247   0        0      115,389   1,000,000  2,292,541  2,544,721  2,554,759   2,835,783
  29   73  19,426  1,271,207   0        0       90,293   1,000,000  2,548,799  2,778,191  2,849,497   3,105,952
  30   74  19,426  1,355,164   0        0       58,927   1,000,000  2,832,945  3,031,252  3,176,658   3,399,024
  31   75  19,426  1,443,320   0        0       20,310   1,000,000  3,148,865  3,306,308  3,540,099   3,717,104
  32   76  19,426  1,535,883   0        0            0           0  3,496,509  3,671,334  3,942,252   4,139,364
  33   77  19,426  1,633,074   0        0            0           0  3,878,833  4,072,774  4,387,134   4,606,490
  34   78  19,426  1,735,125   0        0            0           0  4,299,084  4,514,038  4,879,189   5,123,148
  35   79  19,426  1,842,278   0        0            0           0  4,760,727  4,998,763  5,423,247   5,694,409
  36   80  19,426  1,954,789   0        0            0           0  5,267,436  5,530,808  6,024,637   6,325,869
  37   81  19,426  2,072,926   0        0            0           0  5,823,005  6,114,155  6,689,207   7,023,667
  38   82  19,426  2,196,969   0        0            0           0  6,431,362  6,752,929  7,423,373   7,794,541
  39   83  19,426  2,327,215   0        0            0           0  7,096,647  7,451,479  8,234,165   8,645,873
  40   84  19,426  2,463,972   0        0            0           0  7,823,082  8,214,236  9,129,289   9,585,753
  41   85  19,426  2,607,568   0        0            0           0  8,615,261  9,046,023 10,117,055  10,622,907
  42   86  19,426  2,758,344   0        0            0           0  9,478,017  9,951,917 11,206,517  11,766,843
  43   87  19,426  2,916,658   0        0            0           0 10,416,438 10,937,259 12,407,600  13,027,979
  44   88  19,426  3,082,888   0        0            0           0 11,436,011 12,007,811 13,731,110  14,417,665
  45   89  19,426  3,257,429   0        0            0           0 12,542,255 13,169,367 15,188,897  15,948,341
  46   90  19,426  3,440,698   0        0            0           0 13,740,856 14,427,898 16,793,769  17,633,457
  47   91  19,426  3,633,130   0        0            0           0 15,076,975 15,680,053 18,577,266  19,320,356
  48   92  19,426  3,835,183   0        0            0           0 16,574,127 17,071,351 20,562,856  21,179,741
  49   93  19,426  4,047,340   0        0            0           0 18,261,164 18,626,387 22,778,008  23,233,568
  50   94  19,426  4,270,104   0        0            0           0 20,174,059 20,375,800 25,254,688  25,507,235

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

GI GPT DB2, Male, Non-smoker, Age 45     TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $49,127.76               UNDERWRITING CLASS: Guaranteed Issue
INITIAL DEATH BENEFIT OPTION: Option 2   Enhanced Cash Value Benefit*

                                                      Guaranteed Policy Charges         Current Policy Charges
                                              ----------------------------------------- ----------------------
                                                               Hypothetical Rates of Return
                                     Partial   0.00% (-0.76% Net)  12.00% (11.24% Net)  12.00% (11.24% Net)
             Net    Premium         Surrender -------------------- -------------------- ----------------------
Policy AGE Premium  Accum.   Annual fr Insur  Surrender*  Death    Surrender*  Death    Surrender*   Death
  YR   BOY Outlay    @ 5%     Loan   Policy     Value    Proceeds    Value    Proceeds    Value     Proceeds
------ --- ------- --------- ------ --------- ---------- --------- ---------- --------- ----------  ---------
   1   45  48,097     50,502   0        0       47,537   1,040,944    52,833  1,045,988    52,833   1,045,988
   2   46  48,097    103,529   0        0       87,948   1,079,308   104,399  1,094,683   106,299   1,096,459
   3   47  48,097    159,208   0        0      126,642   1,116,914   160,197  1,148,274   163,519   1,151,379
   4   48  48,097    217,671   0        0      162,873   1,153,654   219,580  1,207,151   223,891   1,211,218
   5   49  48,097    279,056   0        0      199,016   1,189,539   285,466  1,271,873   290,322   1,276,497
   6   50  48,097    343,511   0        0      231,317   1,224,580   353,350  1,343,059   358,748   1,348,299
   7   51  48,097    411,189   0        0      263,844   1,258,670   429,690  1,421,264   435,859   1,427,312
   8   52  48,097    482,251   0        0      294,740   1,291,822   512,305  1,507,233   519,444   1,514,301
   9   53  48,097    556,865   0        0      323,930   1,323,930   601,658  1,601,658   610,107   1,610,107
  10   54  48,097    635,211   0        0      355,006   1,355,006   705,433  1,705,433   715,664   1,715,664
  11   55  48,097    717,473   0        0      389,808   1,389,808   825,452  1,825,452   841,093   1,841,093
  12   56  48,097    803,849   0        0      423,356   1,423,356   957,474  1,957,474   979,949   1,979,949
  13   57  48,097    894,544   0        0      455,664   1,455,664 1,102,786  2,102,786 1,133,314   2,133,314
  14   58  48,097    989,773   0        0      486,629   1,486,629 1,262,691  2,262,691 1,302,772   2,302,772
  15   59  48,097  1,089,764   0        0      516,147   1,516,147 1,438,627  2,438,627 1,489,949   2,489,949
  16   60  48,097  1,194,754   0        0      544,116   1,544,116 1,632,191  2,632,191 1,697,034   2,697,034
  17   61  48,097  1,304,994   0        0      570,437   1,570,437 1,845,149  2,845,149 1,926,577   2,926,577
  18   62  48,097  1,420,746   0        0      595,009   1,595,009 2,079,455  3,079,455 2,180,648   3,180,648
  19   63  48,097  1,542,286   0        0      617,496   1,617,496 2,337,024  3,337,024 2,462,177   3,462,177
  20   64  48,097  1,669,902   0        0      637,923   1,637,923 2,620,353  3,620,353 2,774,156   3,774,156
  21   65  48,097  1,803,899   0        0      655,957   1,655,957 2,931,828  3,931,828 3,119,528   4,119,528
  22   66  48,097  1,944,596   0        0      671,507   1,671,507 3,274,346  4,274,346 3,501,552   4,501,552
  23   67  48,097  2,092,328   0        0      684,366   1,684,366 3,650,986  4,650,986 3,924,100   4,924,100
  24   68  48,097  2,247,447   0        0      694,326   1,694,326 4,065,160  5,065,160 4,391,590   5,391,590
  25   69  48,097  2,410,321   0        0      701,305   1,701,305 4,520,772  5,520,772 4,908,672   5,908,672

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                                    LIFE INSURANCE ILLUSTRATION

                  CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE
                   Flexible Premium Variable Life to Age 95

                               COMPLIANCE REPORT

GI GPT DB2, Male, Non-smoker, Age 45     TAX BRACKET %: 28%(ee)/40%(er)
INITIAL TARGET DEATH BENEFIT: $1,000,000 LOAN INTEREST RATE: 4.6% in arrears
INITIAL SPECIFIED AMOUNT: $1,000,000     DEFINITION OF LIFE INSURANCE: GPT
ANNUAL PREMIUM: $49,127.76               UNDERWRITING CLASS: Guaranteed Issue
INITIAL DEATH BENEFIT OPTION: Option 2   Enhanced Cash Value Benefit*

                                                       Guaranteed Policy Charges          Current Policy Charges
                                               ------------------------------------------ ---------------------
                                                                 Hypothetical Rates of Return
                                      Partial   0.00% (-0.76% Net)   12.00% (11.24% Net)   12.00% (11.24% Net)
             Net    Premium          Surrender -------------------- --------------------- ---------------------
Policy AGE Premium  Accum.    Annual fr Insur  Surrender*  Death    Surrender*   Death    Surrender*    Death
  YR   BOY Outlay    @ 5%      Loan   Policy     Value    Proceeds    Value     Proceeds    Value      Proceeds
------ --- ------- ---------- ------ --------- ---------- --------- ---------- ---------- ----------  ----------
  26   70  48,097   2,581,339   0        0      704,859   1,704,859  5,021,765  6,021,765  5,480,753   6,480,753
  27   71  48,097   2,760,908   0        0      703,959   1,703,959  5,571,870  6,571,870  6,113,705   7,113,705
  28   72  48,097   2,949,455   0        0      699,253   1,699,253  6,176,999  7,176,999  6,813,914   7,813,914
  29   73  48,097   3,147,430   0        0      689,594   1,689,594  6,841,790  7,841,790  7,588,714   8,588,714
  30   74  48,097   3,355,303   0        0      674,328   1,674,328  7,571,890  8,571,890  8,446,115   9,446,115
  31   75  48,097   3,573,570   0        0      653,164   1,653,164  8,373,934  9,373,934  9,394,744  10,394,744
  32   76  48,097   3,802,751   0        0      625,695   1,625,695  9,255,140 10,255,140 10,444,425  11,444,425
  33   77  48,097   4,043,390   0        0      591,522   1,591,522 10,223,503 11,223,503 11,605,924  12,605,924
  34   78  48,097   4,296,062   0        0      550,485   1,550,485 11,288,131 12,288,131 12,891,311  13,891,311
  35   79  48,097   4,561,367   0        0      502,191   1,502,191 12,458,855 13,458,855 14,313,716  15,313,716
  36   80  48,097   4,839,937   0        0      446,013   1,446,013 13,746,309 14,746,309 15,887,831  16,887,831
  37   81  48,097   5,132,435   0        0      380,851   1,380,851 15,161,761 16,161,761 17,629,946  18,629,946
  38   82  48,097   5,439,559   0        0      305,384   1,305,384 16,717,435 17,717,435 19,558,133  20,558,133
  39   83  48,097   5,762,039   0        0      218,424   1,218,424 18,426,995 19,426,995 21,690,934  22,775,479
  40   84  48,097   6,100,643   0        0      118,559   1,118,559 20,305,237 21,320,498 24,045,717  25,248,002
  41   85  48,097   6,456,177   0        0        4,991   1,004,991 22,359,009 23,476,958 26,644,207  27,976,416
  42   86  48,097   6,829,487   0        0            0           0 24,595,740 25,825,526 29,510,220  30,985,730
  43   87  48,097   7,221,463   0        0            0           0 27,028,616 28,380,045 32,669,860  34,303,351
  44   88  48,097   7,633,038   0        0            0           0 29,671,861 31,155,452 36,151,556  37,959,132
  45   89  48,097   8,065,192   0        0            0           0 32,539,780 34,166,767 39,986,480  41,985,802
  46   90  48,097   8,518,953   0        0            0           0 35,647,108 37,429,461 44,208,322  46,418,736
  47   91  48,097   8,995,402   0        0            0           0 39,110,988 40,675,426 48,900,079  50,856,081
  48   92  48,097   9,495,674   0        0            0           0 42,992,395 44,282,166 54,123,496  55,747,199
  49   93  48,097  10,020,959   0        0            0           0 47,332,737 48,332,737 59,950,839  61,149,855
  50   94  48,097  10,572,509   0        0            0           0 52,104,856 53,104,856 66,421,318  67,421,318

----------
*The Surrender Value in policy years 1 through 8 reflects any applicable
 Enhanced Cash Surrender Value.
This is an illustration, not a policy.
The maximum loan value is equal to 90% of the Account Value.
Borrowed funds are credited at 4.60% interest. Premiums are assumed to be paid at the beginning of the year or month. All other values and ages are at the end of the year and reflect any loans and surrenders. The current cost of insurance rates are not guaranteed and subject to change.
The hypothetical investment results are illustrative only, and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown, and will depend on a number of factors, including the investment portfolios. The Account Value, Surrender Value and Death Proceeds for a policy would be different from those shown if the actual rates of investment return applicable to the policy averaged 0.00% or 12.00% over a period of years, but also fluctuated above or below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year, or sustained over any period of time.
The current charges (monthly mortality & expense, cost of insurance, issue charge, maintenance charge, and any applicable rider charges) are declared by MONY Life Insurance Company, are guaranteed for the first policy year, and apply to policies issued as of the preparation date shown. After the first policy year, current charges are not guaranteed, and may be changed at the discretion of MONY Life Insurance Company.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and Reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that Section.

                             RULE 484 UNDERTAKING

   The Amended and Restated By-Laws of MONY Life Insurance Company ("MONY") provide, in Article XV as follows:

      Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   REPRESENTATIONS RELATING TO SECTION 26 OF

                      THE INVESTMENT COMPANY ACT OF 1940

   The Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

       The Facing Sheet.

       Cross-Reference to items required by Form N-8B-2.

   Prospectus

   The Undertaking to file reports.

   The signatures.

   Written consents of the following persons:




       a.Pricewaterhouse Coopers, LLP, Independent Accountants


   The following exhibits:

   1. The following exhibits correspond to those required by paragraph A of the instructions as exhibits to Form N-8B2:

       (1)Resolution of the Board of Trustees of The Mutual Life Insurance Company of New York authorizing establishment of MONY Variable Account L, filed as Exhibit 1 (1) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, dated December 17, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated herein by reference.

       (2)Not applicable.

       (3) (a)Underwriting Agreement between The Mutual Life Insurance Company of New York, MONY Series Fund, Inc., and MONY Securities Corp., filed as Exhibit 1 (3) (a) to Registration Statement on Form S-6, dated November 9, 1990 (Registration Nos. 33-37719 and 811-6217), is incorporated by referenced herein.

           (b)Proposed specimen agreement between MONY Securities Corp. and registered representatives, filed as Exhibit 3(b) of Pre-Effective Amendment No. 1, dated December 17, 1990, to Registration Statement on Form N-4 (Registration Nos. 33-37722 and 811-6126) is incorporated herein by reference.


           (c)Commission Schedule is filed herewith as Exhibit 1.(3)(c).


       (4)Not applicable.

       (5)Form of policy is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (Registration Nos. 333-40554 and 811-06217) filed on October 11, 2002.

       (6)Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company, filed as Exhibit 1.(6) to Registration Statement dated January 29, 1999 on Form S-6 (Registration Nos. 333-71417 and 811-6217) is incorporated herein by reference.

       (7)Not applicable.


       (8) (a)Not applicable.


           (b)Amended Investment Advisory Agreement between MONY Life Insurance Company of America and MONY Series Fund, Inc. filed as Exhibit 5(i) to Post-Effective amendment No. 14 to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated February 27, 1998, is incorporated herein by reference.

           (c)Services Agreement between The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America filed as
              Exhibit 5(ii) to Pre-Effective Amendment to Registration Statement (Registration Nos. 2-95501 and 811-4209) dated July 19, 1985, is incorporated herein by reference.

           (d)Fund Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company, filed as Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 dated April 18, 2001 (Registration Nos. 333-72259 and 811-6216), is incorporated herein by reference.

           (e)Participation Agreement among The Alger American Fund, Fred Alger & Company, Incorporated, and MONY Life Insurance Company filed as Exhibit (8) (b) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (f)Fund Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., INVESCO Distributors, Inc. and MONY Life Insurance Company filed as Exhibit (8) (c) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (g)Fund Participation Agreement between Janus Aspen Series and MONY Life Insurance Company filed as Exhibit (8) (d) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (h)Fund Participation Agreement among Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and MONY Life Insurance Company filed as Exhibit (8) (e) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (i)Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and MONY Life Insurance Company filed as Exhibit (8) (f) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (j)Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors LLC and MONY Life Insurance Company filed as Exhibit (8) (h) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (k)Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley Dean Witter Investment Management, Inc., Miller Anderson & Sherrerd, LLP and MONY Life Insurance Company filed as Exhibit (8) (i) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-92320 and 811-06216) dated September 17, 2002 is incorporated herein by reference.

           (l)Fund Participation Agreement between MONY Life Insurance Company and Variable Insurance Products Fund and Fidelity Distributors Corporation is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (Registration Nos. 333-40554 and 811-06217) filed on October 11, 2002.

           (m)Fund Participation Agreement between MONY Life Insurance Company and Variable Insurance Products Fund II and Fidelity Distributors Corporation is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (Registration Nos. 333-40554 and 811-06217) filed on October 11, 2002.

           (n)Fund Participation Agreement between MONY Life Insurance Company and Variable Insurance Products Fund III and Fidelity Distributors Corporation is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (Registration Nos. 333-40554 and 811-06217) filed on October 11, 2002.

           (o)Participation Agreement between MONY Life Insurance Company and
              T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc. is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (Registration Nos. 333-40554 and 811-06217) filed on October 11, 2002.

           (p)Fund Participation Agreement between MONY Life Insurance Company and Dreyfus Variable Investment Fund to be filed by amendment.

           (q)Participation Agreement between MONY Life Insurance Company and Vanguard Variable Insurance Fund to be filed by amendment.

       (9)Not applicable.

      (10)Application Form for Flexible Premium Variable Universal Life Insurance Policy is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 (Registration Nos. 333-40554 and 811-06217) filed on October 11, 2002.

      (11)Code of Ethics for Operation of MONY Life Insurance Company and its Subsidiaries, filed as Exhibit (11) to Post-Effective Amendment No. 12 to Registration Statement on Form S-6, dated February 27, 2001 (Registration Nos. 33-82570 and 811-4235) is incorporated herein by reference.

   2. Opinion and consent of Frederick C. Tedeschi, Vice President and Chief Counsel -- Operations, MONY Life Insurance Company, as to legality of the securities being registered filed as Exhibit 2 to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 333-40554 and 811-06217) dated November 9, 2000.

   3. Not applicable.

   4. Not applicable.

   5. Consent of PricewaterhouseCoopers LLP as to financial statements of MONY Life Insurance Company.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, MONY Variable Account L, has duly caused Pre-Effective Amendment No. 4 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, State of New York, on this 7th day of November, 2002. Registrant hereby certifies that the requirements of Rule 485 have been met.


                                          MONY VARIABLE ACCOUNT L OF
                                          MONY LIFE INSURANCE COMPANY

                                                             *
                                          By:___________________________________
                                                  Michael I. Roth, Director,
                                                        Chairman of
                                                the Board, and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 4 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



          Signature                   Title                     Date
          ---------                   -----                     ----

              *         Director, Chairman of the Board,  November 7, 2002
      -----------------   and Chief Executive Officer
       Michael I. Roth

              *         Director, President, and Chief    November 7, 2002
      -----------------   Operating Officer
       Samuel J. Foti

              *         Director and Executive Vice       November 7, 2002
      -----------------   President
      Kenneth M. Levine

              *         Executive Vice President and      November 7, 2002
      -----------------   Chief Financial Officer
      Richard Daddario

              *         Senior Vice President and Chief   November 7, 2002
      -----------------   Actuary
      Michael Slipowitz

      /s/  LEE M. SMITH Corporate Secretary and Vice      November 7, 2002
      -----------------   President, Government Relations
        Lee M. Smith

              *         Director                          November 7, 2002
      -----------------
       Tom H. Barrett

              *         Director                          November 7, 2002
      -----------------
        David L. Call

              *         Director                          November 7, 2002
      -----------------
      G. Robert Durham

              *         Director                          November 7, 2002
      -----------------
       James B. Farley

                      Signature             Title         Date
                      ---------             -----         ----

                          *                Director November 7, 2002
            ------------------------------
                 Robert Holland, Jr.

                          *                Director November 7, 2002
            ------------------------------
                   James L. Johnson

                          *                Director November 7, 2002
            ------------------------------
                 Frederick W. Kanner

                          *                Director November 7, 2002
            ------------------------------
                   Robert R. Kiley

                          *                Director November 7, 2002
            ------------------------------
                   Jane C. Pfeiffer

                          *                Director November 7, 2002
            ------------------------------
                  Thomas C. Theobald

                          *                Director November 7, 2002
            ------------------------------
                   David M. Thomas

                  /s/  LEE M. SMITH                 November 7, 2002
            *By: _________________________
            Lee M. Smith, Attorney-in-Fact


   Lee M. Smith as Attorney-in-Fact for Michael I. Roth, Samuel J. Foti, Kenneth M. Levine, Richard Daddario, Michael Slipowitz, Tom H. Barrett, David L. Call, G. Robert Durham, James B. Farley, Robert Holland, Jr., James
   L. Johnson, Frederick W. Kanner, Robert R. Kiley, Jane C. Pfeiffer, Thomas
   C. Theobald, David M. Thomas.

                                 EXHIBIT INDEX


   Exhibit No.                          Description
   -----------                          -----------
    1.(3)(c)   Commission Schedule
    5.         Consent of PricewaterhouseCoopers LLP, Independent Accountants